UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED: December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM   TO

COMMISSION FILE NUMBER: 1-33796

CHIMERA INVESTMENT CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Maryland	**26-0630461**
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification Number)

630 Fifth Avenue, Ste 2400	
New York, New York	**10111**
(Address of Principal Executive Offices)	(Zip Code)

(888) 895-6557
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

<u>Title of Each Class</u>	<u>Trading Symbol(s)</u>	<u>Name of Each Exchange on Which Registered</u>
Common Stock, par value $0.01 per share	**CIM**	**New York Stock Exchange**
8.00% Series A Cumulative Redeemable Preferred Stock	**CIM PRA**	**New York Stock Exchange**
8.00% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	**CIM PRB**	**New York Stock Exchange**
7.75% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	**CIM PRC**	**New York Stock Exchange**
8.00% Series D Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	**CIM PRD**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and files).

Yes ☑ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☐

At June 30, 2023, the aggregate market value of the voting stock held by non-affiliates of the Registrant was $1,284,354,507 based on the closing sale price on the New York Stock Exchange on that date.

The number of shares of the Registrant's Common Stock outstanding on January 31, 2024 was 241,361,867.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after the end of registrant's fiscal year covered by this Annual Report, are incorporated by reference into Part III.

CHIMERA INVESTMENT CORPORATION

FORM 10-K

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this report that are subject to risks and uncertainties. These forward-looking statements include information about, among other things, possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "may," "would," "will" or similar expressions, we intend to identify forward-looking statements. Statements regarding the following subjects, among others, are forward-looking by their nature:

- our business and investment strategy;
- our ability to accurately forecast the payment of future dividends on our common and preferred stock, and the amount of such dividends;
- our ability to determine accurately the fair market value of our assets;
- availability of investment opportunities in real estate-related and other securities, including our valuation of potential opportunities that may arise as a result of current and future market dislocations;
- our expected investments;
- changes in the value of our investments, including negative changes resulting in margin calls related to the financing of our assets;
- changes in inflation, interest rates and mortgage prepayment rates;
- prepayments of the mortgage and other loans underlying our mortgage-backed securities, or MBS, or other asset-backed securities, or ABS;
- rates of default, delinquencies, forbearance, deferred payments or decreased recovery rates on our investments;
- general volatility of the securities markets in which we invest;
- our ability to maintain existing financing arrangements and our ability to obtain future financing arrangements;
- our ability to affect our strategy to securitize residential mortgage loans;
- interest rate mismatches between our investments and our borrowings used to finance such purchases;
- effects of interest rate caps on our adjustable-rate investments;
- the degree to which our hedging strategies may or may not protect us from interest rate volatility;
- the impact of and changes to various government programs;
- the impact of and changes in governmental regulations, tax law and rates, accounting guidance, and similar matters;
- market trends in our industry, interest rates, the debt securities markets or the general economy;
- estimates relating to our ability to make distributions to our stockholders in the future;
- our understanding of our competition;
- our ability to find and retain qualified personnel;
- our ability to maintain our classification as a real estate investment trust, or REIT, for U.S. federal income tax purposes;
- our ability to maintain our exemption from registration under the Investment Company Act of 1940, as amended, or 1940 Act;
- our expectations regarding materiality or significance;
- the effectiveness of our disclosure controls and procedures; and
- changes in Adjustable Interest Rate (LIBOR) Act (the "Act"), additional regulations under the Act or changes in the interpretation of the Act and related regulations.

Forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. You should not place undue reliance on these forward-looking statements. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, results of operations and prospects may vary materially from those expressed in our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In this Annual Report on Form 10-K, references to "we," "us," "our" or "the Company" refer to Chimera Investment Corporation and its subsidiaries unless specifically stated otherwise or the context otherwise indicates. The following defines certain of the commonly used terms in this Annual Report on Form 10-K: Agency refers to a federally chartered corporation, such as Fannie Mae or Freddie Mac, or an agency of the U.S. Government, such as Ginnie Mae; MBS refers to mortgage-backed securities secured by pools of residential or commercial mortgage loans; RMBS refers to mortgage-backed securities secured by pools of residential mortgage loans; CMBS refers to mortgage-backed securities secured by pools of commercial mortgage loans; Agency RMBS and Agency CMBS refer to MBS that are secured by pools of residential and commercial mortgage loans, respectively, and are issued or guaranteed by an Agency; Agency MBS refers to MBS that are issued or guaranteed by an Agency and includes Agency RMBS and Agency CMBS collectively; Non-Agency RMBS refers to residential MBS that are not guaranteed by any agency of the U.S. Government or any Agency.

PART I

Item 1.   Business

The Company

We are a publicly traded REIT that is primarily engaged in the business of investing directly or having a beneficial interest in a diversified portfolio of mortgage assets, including residential mortgage loans, Agency RMBS, Non-Agency RMBS, Agency CMBS, business purpose and investor loans, and other real estate-related assets. The MBS and other real estate-related securities we purchase may include investment-grade, non-investment grade, and non-rated classes.

We use leverage to increase potential returns from our investments. Subject to maintaining our REIT status and exemption from registration under the 1940 Act, we do not have any limitations on the amounts we may invest in any of our targeted asset classes.

Our principal business objective is to provide attractive risk-adjusted returns through the generation of distributable income and through asset performance linked to mortgage credit fundamentals. We were incorporated in Maryland on June 1, 2007 and commenced operations on November 21, 2007.

Our Investment Strategy

We make investment decisions based on various factors, including expected cash yield, relative value, risk-adjusted returns, credit fundamentals, macroeconomic considerations, supply and demand, credit and market risk concentration limits, liquidity, cost of financing and financing availability, as well as maintaining our REIT qualification and our exemption from registration under the 1940 Act. Our primary source of income is net interest income from our investment portfolio. Net interest income is the interest income we earn on investments less the interest expense we incur on borrowed funds.

Our investment strategy is intended to take advantage of opportunities in the current interest rate and credit environment. We adjust our strategy in response to changing market conditions by shifting our asset allocations across various asset classes as interest rate and credit cycles change over time. We believe that our strategy will provide us an opportunity to pay dividends throughout changing market cycles.

We attempt to increase our potential returns and finance the acquisition of our assets by borrowing funds secured by our assets (leverage). Our income is generated primarily by the difference, or net spread, between the income we earn on our assets and the cost of our borrowings. We expect to finance our investments using a variety of financing sources, including securitizations, secured borrowing through the use of warehouse facilities and repurchase agreements, as well as the issuance of debt and equity capital. We may seek to manage our debt and interest rate risk by utilizing interest rate hedges, such as interest rate swaps, caps, options and futures to reduce the effect of interest rate fluctuations related to our financing sources.

During 2023, we focused our investment activities primarily on acquiring and securitizing pools of residential mortgage loans and, when we believed market or other conditions were favorable, exercising call options on existing securitizations to acquire the underlying mortgage loans and use additional securitization to re-finance those called mortgage loans. During 2024, we expect to continue acquiring and securitizing mortgage loans as well as calling our existing securitizations depending on market conditions. When we securitize mortgage loans, we typically retain the most subordinate classes of securities, which means we are the first-loss security holder. Losses on any residential mortgage loan securing our RMBS will be borne first by the owner of the property (i.e., the owner will first lose any equity invested in the property) and, thereafter, by us as the first-loss security holder, and then by holders of more senior securities. In addition, most of these subordinate securities are subject to the Dodd-

Frank Act and related laws and regulations relating to credit risk retention for securitizations, or the Risk Retention Rules, which significantly limits the liquidity of these securities. See " Risk Factors - Risks Associated with Our Investments - A significant portion of the RMBS we acquire through securitization is subject to the U.S. credit risk retention rules which materially limit our ability to sell or hedge such investments as needed, which may require us to hold investments that we may otherwise desire to sell during times of severe market disruption in the mortgage, housing or related sectors" discussion in Item 1A "Risk Factors" section for more details. We generally finance these subordinate securities with secured financing agreements. The securities we do not retain are typically sold through securities underwriters. Other than the Risk Retention Rules, there is no limit on the amount we may retain of these below-investment-grade subordinate certificates. As discussed below, during 2023 our use of leverage with respect to the retained securities from the securitizations we sponsored remained low and we have entered into several new non-mark-to-market facilities to finance these retained securities.

In addition, we have purchased and expect to continue to purchase business purpose loans. We believe these business purpose loans strengthened our portfolio in 2023 because they are short duration assets and have a high average coupon, providing an attractive risk reward profile in times of rate volatility. Currently, we do not use term securitization to finance business purpose loans because of their short duration. We currently finance these loans using repurchase facilities, but we may look to finance these loans with revolving securitization structures in the future.

In 2024, in addition to our securitization and business purpose loan activities, we will explore opportunities to increase our Agency MBS portfolio. We have also financed and may continue to finance a portion of our loan portfolio with long-term secured financing facilities rather than securitization until the securitization market improves once the Fed begins rate cuts.

Our Securitization Programs

We currently have the following five securitization programs:

- Our "R" program, our most active program, securitizes seasoned reperforming mortgage loans, whether newly acquired from a third party or upon the exercise of a call option, in a Real Estate Mortgage Investment Conduit, or REMIC, transaction;
- Our "NR" program securitizes seasoned residential mortgage loans that are not eligible to be securitized in REMIC, transactions;
- Our "I" program securitizes Non-Agency eligible investor mortgage loans;
- Our "J" program securitizes jumbo prime residential mortgage loans; and
- Our "INV" program securitizes Agency-eligible investor mortgage loans.

We did not sponsor any securitizations under our "J" and "INV" programs during the year ended December 31, 2023.

"R" and "NR" Non-Rated Programs. The securities issued in our "R" and "NR" securitizations are generally not rated and are subject to the Risk Retention Rules. In these programs, we typically sell the senior securities to an unrelated third party and retain the subordinate securities, which include the first-loss securities which are subject to the Risk Retention Rules, and the interest-only securities. During 2023, we sponsored four "R" securitizations and two "NR" securitization. We are generally required under GAAP to consolidate the assets and liabilities of the "NR" and "R" securitization entities for financial reporting purposes. Each of the consolidated entities is independent of us and of each other, and the assets and liabilities of these entities are not owned by us or legal obligations of ours, respectively, although we are exposed to certain financial risks associated with any role we carry out for these entities (e.g., as sponsor or depositor) and, to the extent we hold securities issued by, or other investments in, these entities, we are exposed to the performance of these entities and the assets they hold.

"I" Programs. The securities issued in our "I" securitizations are rated by one or more nationally recognized statistical ratings organizations, or NRSRO, and are subject to the Risk Retention Rules. In these programs, we typically sell the senior securities to an unrelated third party and retain the subordinate securities, which include the first-loss securities which are subject to the Risk Retention Rules, and the interest-only securities. We are generally required under GAAP to consolidate the assets and liabilities of the "I" securitization entities for financial reporting purposes. We sponsored two securitization under our "I" securitization program.

The table below sets forth certain information about our "R", "NR" and the "I" securitizations we completed during the year ended December 31, 2023.

DEAL [1]	TOTAL ORIGINAL FACE	ORIGINAL FACE OF TRANCHES SOLD [2]	ORIGINAL FACE OF TRANCHES RETAINED [2]	TOTAL REMAINING FACE	REMAINING FACE OF TRANCHES SOLD	REMAINING FACE OF TRANCHES RETAINED
			(dollars in thousands)			
CIM 2023-R1	585,718	512,503	73,215	529,930	456,713	73,215
CIM 2023-NR1	134,016	97,161	36,855	112,401	75,706	36,695
CIM 2023-R2	447,384	364,841	82,543	411,467	328,913	82,543
CIM 2023-I1	236,161	205,578	30,583	220,543	189,960	30,583
CIM 2023-NR2	66,661	48,328	18,333	59,315	41,896	17,419
CIM 2023-R3	450,834	394,479	56,355	422,026	365,626	56,355
CIM 2023-R4	393,997	343,368	50,629	371,149	320,507	50,629
CIM 2023-I2	238,530	202,750	35,780	225,752	189,972	35,780

(1) For certain of the above securitization deals, we retained certain IO and/or excess servicing classes.
(2) At the time of issuance.

Our Investment Portfolio

At December 31, 2023, based on the fair value of our interest earning assets, approximately 91% of our investment portfolio was residential mortgage loans, 8% of our investment portfolio was Non-Agency RMBS, and 1% of our investment portfolio was Agency MBS. At December 31, 2022, based on the fair value of our interest earning assets, approximately 88% of our investment portfolio was residential mortgage loans, 9% of our investment portfolio was Non-Agency RMBS, and 3% of our investment portfolio was Agency MBS. As discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," we reduced some of our Agency MBS positions during 2023.

The following briefly discusses the principal types of investments that we have made and may in the future make:

Residential Mortgage Loans

We invest in residential mortgage loans (mortgage loans secured by residential real property) through secondary market purchases from banks, non-bank financial institutions, and the Agencies. Our residential mortgage loan portfolio is comprised primarily of reperforming residential mortgage loans, which have been outstanding, or seasoned, for more than 120 months, and typically have higher loan-to-value ratios and spottier pay histories.

Our residential mortgage loan portfolio also includes business purpose loans and investor loans. Our business purpose loans are loans to businesses that are secured by real property which will be renovated by the borrower. Upon completion of the renovation the property typically will be either (i) sold by the borrower, or (ii) refinanced by the borrower who may then subsequently sell or rent the property. Most, but not all, of the properties securing our business purpose loans are residential, and a portion of the loan is used to cover renovation costs. Our business purpose loans are included as a part of our Loans held for investment portfolio and are carried at fair value. Our business purpose loans tend to be short duration, often less than one year, and generally the coupon rate is higher than our residential mortgage loans.

Our investor loans are loans to individuals securing non-primary residences as well as to individuals or businesses who rent the residential properties secured by such loans. We acquire pools of such loans which are eligible for sale to one of the Agencies as well as pools of loans which are not eligible for such sales. In both cases, we securitize the investor loans as part of our loan securitization program.

We acquire residential mortgage loans primarily to securitize them, as discussed above, or to retain them in our portfolio as loans held for investment. Until we securitize our residential mortgage loans, we finance our residential mortgage loan portfolio through warehouse facilities and repurchase agreements, as discussed under "Our Financing Strategy" below.

Currently, we acquire mortgage loans in the secondary market that are originated by third parties and are not underwritten to our specifications. Third-party servicers service the mortgage loans in our portfolio. We conduct a due diligence review of each servicer before the servicer is retained and periodically thereafter. Servicing procedures typically follow Fannie Mae guidelines but are specified in each servicing agreement. In addition, we have purchased residential mortgage loans on a servicing-retained basis, which means a third-party servicer (which may or may not be the seller of the mortgage loans) retained the right to service the loans. In the future, however, we may decide to originate mortgage loans or other types of financing, and we may elect to service mortgage loans and other types of assets.

We engage a third party to perform an independent review of the mortgage files to assess the origination and servicing of the mortgage loans, as well as our ability to enforce the lien on the related mortgaged properties. We typically do not review all the loans in a pool, but rather select loans for diligence review utilizing random sampling based criteria such as property location, loan size, effective loan-to-value ratio, borrower's credit score, delinquency status and other criteria we believe to be important indicators of credit risk. Additionally, we typically obtain representations and warranties with respect to the mortgage loans from each seller, including the origination and servicing of the mortgage loans as well as the enforceability of the lien on the related mortgaged properties. If any of the representations and warranties with respect to a mortgage loan we acquire are breached, the related seller may be obligated to repurchase the loan from us.

Residential Mortgage-Backed Securities

We invest in mortgage pass-through certificates issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac, which are securities representing interests in "pools" of mortgage loans secured by residential real properties where payments of both interest and principal, plus pre-paid principal, on the securities are made monthly to holders of the security, in effect passing through monthly payments made by the individual borrowers on the mortgage loans that underlie the securities, net of fees paid to the issuer/guarantor and servicers of the securities. We may also invest in collateralized mortgage obligations, or CMOs, issued by the Agencies. CMOs consist of multiple classes of securities, with each class bearing different stated maturity dates. Monthly payments of principal, including prepayments, are first returned to investors holding the shortest maturity class; investors holding the longer maturity classes receive principal only after the first class has been retired. We refer to residential mortgage-backed securities issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac as Agency RMBS.

We also invest in investment grade, non-investment grade and non-rated Non-Agency RMBS. We evaluate certain credit characteristics of these types of securities and the underlying mortgage loans, including, but not limited to, loan balance distribution, geographic concentration, property type, occupancy, periodic and lifetime caps, weighted-average loan-to-value and weighted-average Fair Isaac Corporation, or FICO, score. Qualifying securities are then analyzed using base line expectations of expected prepayments and loss severities, the current state of the fixed-income market and the broader economy in general. Losses and prepayments are stressed simultaneously based on a credit risk-based model. Securities in this portfolio are monitored for variance from expected prepayments, severities, losses and cash flow. The due diligence process is particularly important and costly with respect to newly formed originators or issuers because there may be little or no information publicly available about these entities and investments. We may also invest in interest-only, or IO, Agency and Non-Agency RMBS. These IO RMBS represent the right to receive a specified proportion of the contractual interest flows of the collateral.

We have invested in and intend to continue to invest in Non-Agency RMBS which are typically certificates created by the securitization of a pool of mortgage loans that are collateralized by residential real estate properties. The respective bond class sizes are determined based on the review of the underlying collateral. The payments received from the underlying loans are used to make the payments on the RMBS. Based on the sequential payment priority, the risk of nonpayment for the investment grade RMBS is lower than the risk of nonpayment for the non-investment grade bonds. Accordingly, the investment grade class is typically sold at a lower yield compared to the non-investment grade or unrated classes which are sold at higher yields.

Agency CMBS

The Agency CMBS we acquire are Ginnie Mae Construction Loan Certificates, or CLCs, and the resulting project loan certificates, or PLCs, when the construction project is complete. Each CLC is backed by a single multifamily property or health care facility. The investor in the CLC is committed to fund the full amount of the project; however, actual funding occurs as construction progresses on the property. Before each construction advance is funded, it is insured by the Federal Housing Administration, or the FHA, and issued by Ginnie Mae. The principal balance of the CLC increases as payments by the investor fund each construction advance. Each Ginnie Mae approved mortgage originator must provide the Agency with supporting documentation regarding advances and disbursements before each construction advance is issued by Ginnie Mae. We also review this documentation prior to funding each Ginnie Mae guaranteed advance. Upon completion of the construction project, the CLC is replaced with a PLC. Ginnie Mae guarantees the timely payment of principal and interest on each CLC and PLC. This obligation is backed by the full faith and credit of the United States.

As the holder of a CLC, we generally receive monthly payments of interest equal to a pro rata share of the interest payments on the underlying mortgage loan, less applicable servicing and guaranty fees. Ginnie Mae CLCs pay interest only during construction, and so there are no payments of principal. As a holder of a PLC, we generally receive monthly payments of principal and interest equal to the aggregate amount of the scheduled monthly principal and interest payments on the mortgage loans underlying that PLC, less applicable servicing and guaranty fees. In addition, such payments will include any prepayments and other unscheduled recoveries of principal of, and any prepayment penalties on, an underlying mortgage loan to the extent received by the Ginnie Mae Issuer during the month preceding the month of the payment. The mortgage loans underlying the PLCs generally contain a lock-out and prepayment penalty period of 10 years during which the related borrower must pay a prepayment penalty equal to a specified percentage of the principal amount of the mortgage loan in connection with voluntary and certain involuntary prepayments. Ginnie Mae does not guaranty the payment of prepayment penalties.

Other Real Estate-Related Assets

We may invest in commercial mortgage loans consisting of first or second lien loans secured by multifamily properties, which are residential rental properties consisting of five or more dwelling units, or by mixed residential or other commercial properties, retail properties, office properties or industrial properties. These loans may or may not conform to the Agency guidelines.

We may invest in non-Agency CMBS, which are secured by, or evidence ownership interests in, a single commercial mortgage loan or a pool of mortgage loans secured by commercial properties. These securities may be senior, subordinated, investment grade or non-investment grade.

We may invest in securities issued in various collateralized debt obligation, or CDO, offerings to gain exposure to bank loans, corporate bonds, ABS, mortgages, RMBS, CMBS, and other instruments.

We have invested in a limited partnership managed by a registered investment advisor in which we own a minority equity interest. The limited partnership invests in REIT eligible assets, primarily residential assets. We make other similar investments as well as invest in entities which originate or service mortgage loans.

Investment Guidelines

We have adopted a set of investment guidelines that set out the asset classes, risk tolerance levels, diversification requirements and other criteria used to evaluate the merits of specific investments as well as the overall portfolio composition. Our investment committee periodically reviews our compliance with the investment guidelines. Our Board of Directors and its committees also review our investment portfolio and related compliance with our investment policies and procedures and investment guidelines at regularly scheduled risk and audit committee meetings.

Our Board of Directors and its committees have adopted the following guidelines for our investments and borrowings:

- No investment shall be made that would cause us to fail to qualify as a REIT for U.S. federal income tax purposes;
- No investment shall be made that would cause us to be regulated as an investment company under the 1940 Act;
- With the exception of real estate and housing, no single industry shall represent greater than 20% of the securities or aggregate risk exposure in our portfolio; and
- Investments in non-rated or deeply subordinated ABS or other securities that are non-qualifying assets for purposes of the 75% REIT asset test will be limited to an amount not to exceed 50% of our stockholders' equity.

These investment guidelines may be changed from time to time by a majority of our Board of Directors without the approval of our stockholders.

Our Financing Strategy

We use leverage to increase potential returns to our stockholders. We are not required to maintain any specific debt-to-equity ratio as we believe the appropriate leverage for the particular assets we are financing depends on the credit quality and risk of those assets. At December 31, 2023 and 2022, our ratio of debt-to-equity was 4.0:1 . For purposes of calculating this ratio, our equity is equal to the Total stockholders' equity on our Consolidated Statements of Financial Condition, and our debt consists of securitized debt and secured financing agreements.

Subject to maintaining our qualification as a REIT, we may use a variety of sources to finance our investments, including the following primary sources:

- *Securitization.* A significant element of our financing strategy is to acquire residential mortgage loans for our portfolio with the intention of securitizing them. In our securitizations, we generally create subordinate certificates, providing a specified amount of credit enhancement, which we intend or are required under the Risk Retention Rules to retain in our portfolio. We have acquired and may in the future acquire Non-Agency RMBS for our portfolio with the intention of exercising the call rights and re-securitizing the underlying mortgage loans and retaining a portion of the re-securitized Non-Agency RMBS in our portfolio, typically the subordinate certificates.

- *Secured Financing Agreements.* Secured financing agreements include all non-securitization financing arrangements and are generally, but not always, for shorter terms. Our secured financing agreements are primarily comprised of warehouse facilities and repurchase agreements.

- *Warehouse Facilities.* We have utilized and may in the future utilize credit facilities for capital needed to fund our assets. We seek to maintain formal relationships with multiple counterparties to maintain warehouse lines on favorable terms.

- *Repurchase Agreements.* We have financed certain of our assets through repurchase agreements. We anticipate that repurchase agreements will be one of the sources we will use to achieve our desired amount of leverage for our real estate assets. We seek to maintain formal relationships with many counterparties with the intent to obtain financing on the most favorable terms available while diversifying counterparty credit risk.

We maintain a portion of our financing in non-mark-to-market facilities and mark-to-market holiday facilities (meaning, the market value of the collateral must drop below a threshold before a lender can issue a margin call) to finance a portion of our non-Agency RMBS, including risk retention securities. The percentage of our financing allocated to such facilities will vary depending on market conditions. We believe that non-mark-to-market facilities will continue to be a material portion of our financing strategy.

Our Interest Rate Hedging and Risk Management Strategy

From time to time, we use derivative financial instruments to hedge all or a portion of the interest rate risk associated with our borrowings. Under the U.S. federal income tax laws applicable to REITs, we generally enter certain transactions to hedge indebtedness that we incur, or plan to incur, to acquire or carry real estate assets.

We may engage in a variety of interest rate management techniques that seek to mitigate changes in interest rates or other potential influences on the values of our assets. Our interest rate management techniques may include:

- interest rate caps, swaps and swaptions;
- puts and calls on securities or indices of securities;
- Eurodollar futures contracts and options on such contracts;
- U.S. Treasury futures, forward contracts, other derivative contracts and options on U.S. Treasury securities; and
- other similar transactions.

We may attempt to reduce interest rate risks and to minimize exposure to interest rate fluctuations through match funded financing structures, when appropriate, whereby we seek (i) to match the maturities of our debt obligations with the maturities of our assets and (ii) to match the interest rates on our investments with similar debt directly or through interest rate swaps, caps or other financial instruments, or through a combination of these strategies. This helps us to minimize the risk that we have to refinance our liabilities before the maturities of our assets and to reduce the impact of changing interest rates on our asset values and net interest margins.

Operational and Regulatory Structure

REIT Qualification

We have elected to be treated as a REIT for U.S. federal income tax purposes. In order to maintain our qualification as a REIT, we must comply with the requirements under federal tax law, including that we must distribute at least 90% of our annual REIT taxable income (subject to certain adjustments) to our stockholders. As a REIT, we generally are not subject to U.S. federal income tax on our taxable income that is distributed to our stockholders. To ensure we qualify as a REIT, no person may own more than 9.8%, in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock, which includes our common stock and preferred stock, unless our Board of Directors waives this limitation. We have granted waivers to two mutual funds to own certain classes of our preferred stock above the 9.8% limitation. Also, we have elected to treat certain of our subsidiaries as taxable REIT subsidiaries, or TRS. In general, a TRS may hold assets and engage in activities that a REIT or qualified REIT subsidiary, or QRS, cannot hold or engage in directly and generally may engage in any real estate or non-real estate related business. A TRS is subject to U.S. federal income tax.

1940 Act Exclusion

We continue to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis (the "40% test"). Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company for private funds set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

If the value of securities issued by our subsidiaries that are excluded from the definition of "investment company" by Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we own, exceeds the 40% test under Section 3(a)(1)(C) of the 1940 Act, or if one or more of such subsidiaries fail to maintain an exclusion or exception from the 1940 Act, we could, among other things, be required either (a) to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company or (b) to register as an investment company under the 1940 Act, either of which could have an adverse effect on us and the market price of our securities. If we were required to register as an investment company under the 1940 Act, we could, among other things, be required either to (a) change the manner in which we conduct our operations to avoid being required to register as an investment company, (b) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company, any of which could negatively affect the value of our common stock, the sustainability of our business model, and our ability to make distributions. See "Risk Factors - Risks Related to Regulatory, Accounting and Our 1940 Exemption - Loss of our 1940 Act exemption would adversely affect us and negatively affect the market price of shares of our capital stock and our ability to distribute dividends."

Licenses

While we are not required to obtain licenses to purchase mortgage-backed securities, the purchase and sale of residential mortgage loans in the secondary market may, in some circumstances, require us to maintain various state licenses. Acquiring the right to service residential mortgage loans may also, in some circumstances, require us to maintain various state licenses even though we currently do not directly engage in loan servicing ourselves and do not expect to do so. As of December 31, 2023, we hold all required licenses or exempt status through two of our wholly owned subsidiaries in 22 states.. We are required to comply with various information reporting and other regulatory requirements to maintain those licenses and exemption statuses. Our failure to obtain or maintain required licenses or exemption statuses or our failure to comply with regulatory requirements that are applicable to our business of acquiring residential mortgage loans may restrict our business and investment options and could harm our business and expose us to penalties or other claims. In one or more states, in lieu of relying on such licenses, we may contribute our acquired residential mortgage loans to one or more trusts in which we or our subsidiaries hold beneficial interests; title to these residential mortgage loans may be held by one or more federally-charted banks as trustee, which may be exempt from state licensing requirements. There can be no assurance that the use of the trusts will satisfy an exemption from licensing requirements because regulatory agencies may adopt different interpretations of applicable laws.

Human Capital

The human capital objectives we focus on in managing our business include attracting, developing, and retaining key personnel. Our employees are critical to the success of our organization and we are committed to supporting our employees' professional development. We believe our management team has the experience necessary to effectively implement our growth strategy and continue to drive shareholder value. We provide competitive compensation and benefits to attract and retain key personnel, while also providing a safe, inclusive and respectful workplace. We continue to have a focus on diversity initiatives. We offer internal training programs on financial markets, business ethics, government regulatory rules and other topics. We encourage personnel to attend industry sponsored or other conferences and have a tuition reimbursement program to help personnel to further develop their skills and to stay current on evolving trends impacting our industry.

We focus on attracting and retaining employees by providing compensation and benefits packages that are competitive within the applicable market, taking into account the job position's location and responsibilities. We provide competitive financial benefits such as a 401(k) retirement plan with a company match and offer a comprehensive healthcare benefit plan and other tools to support our employees' health and well-being. We also generally grant awards of restricted stock units on an annual basis to a meaningful portion of our employees. We have a matching gift program to encourage personnel to be charitable and to support 501(c)(3) organizations.

At December 31, 2023, we had 39 employees, all of whom were full-time. We believe that diversity and inclusion are conducive to a stronger workplace and better decision making. As of December 31, 2023, 72% of our workforce was either gender or racially diverse. We believe that our relationship with our employees is good. None of our employees are unionized or represented under a collective bargaining agreement.

Competition

Our net income depends, in large part, on our ability to acquire assets at favorable spreads over our borrowing costs. In acquiring real estate-related assets, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, exchange traded funds, mutual funds, institutional investors, investment banking firms, financial institutions, hedge funds, governmental bodies (including the U.S. Federal Reserve) and other entities. Many of our competitors are significantly larger than we are, have access to greater capital and other resources and may have other advantages over us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more favorable relationships than we can. The existence of these entities, as well as the possibility of additional entities forming in the future, may increase the competition for the acquisition of residential mortgage assets, resulting in higher prices and lower yields on such assets.

Available Information

Our investor relations website is www.chimerareit.com. We make available on the website under "Filings & Reports," free of charge, our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports and investor presentations on Form 8-K and any other reports that we file with the Securities and Exchange Commission, or SEC, (including any amendments to such reports) as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. Information on our website, however, is not part of or incorporated by reference into this Annual Report on Form 10-K. In addition, all our filed reports can be obtained at the SEC's website at www.sec.gov.

Item 1A. Risk Factors

You should carefully consider the following factors, together with all the other information included in this 2023 Form 10-K, in evaluating our company and our business. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected, and the value of our stock could decline. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. As such, you should not consider this list to be a complete statement of all potential risks or uncertainties.

Summary Risk Factors

Risks Related to Financing

- Our inability to access funding, including through the capital markets, or the terms on which such funding is available could have a material adverse effect on our financial condition.
- An increase in our borrowing costs relative to interest income may materially adversely affect our profitability.
- Volatile market conditions may result in a decline in the market value of our assets, which may result in margin calls that may force us to sell assets, which may materially adversely affect our liquidity and profitability.
- Our business strategy involves the use of leverage, and we may not achieve what we believe to be optimal levels of leverage, which may materially adversely affect our liquidity, results of operations or financial condition.
- Failure to effectively manage our liquidity would adversely affect our results and financial condition.

Risks Related to Hedging

- Hedging against interest rate exposure may not be successful and may adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.
- Hedging instruments may present various concerns, including illiquidity, enforceability, and counterparty risks, as well as expose us to contingent liabilities which could adversely affect our business and results of operations.
- Clearing facilities or exchanges upon which our hedging instruments are traded may increase margin requirements on our hedging instruments in the event of adverse economic developments.

Risks Associated with Our Investments

- Interest rate fluctuations may lead to reduced earnings and increased volatility in our earnings.

- The current inversion of the yield curve has caused and may continue to cause differences in timing of interest rate adjustments on our interest earning assets and our borrowings, which may continue to adversely affect the net interest spread.
- The impact of inflation may adversely affect our financial performance.
- A significant portion of our investments are in the most subordinated Non-Agency RMBS, making us the first-loss security holder.
- A significant portion of the RMBS we acquire through securitization is subject to the U.S. credit risk retention rules.
- We have a significant amount of investments in Non-Agency MBS collateralized by mortgage loans that do not meet the prime loan underwriting standards and are subject to increased risk of losses.
- The nature of the mortgage loans we acquire and that underlie the MBS we acquire exposes us to credit risk that could negatively affect the value of those assets and investments.
- Changes in prepayment rates could negatively affect the value of our investment portfolio, which could result in reduced earnings or losses and negatively affect the cash available for distribution to our stockholders.
- A significant portion of our Non-Agency MBS and residential loans are secured by properties in a small number of geographic areas and may be disproportionately affected by adverse events in those markets.
- We may change our investment strategy, asset allocation, or financing plans without stockholder consent.
- Changes in the fair values of our assets, liabilities, and derivatives can reduce earnings, increase earnings volatility, and create volatility in our book value.
- Our calculations of the fair value of the assets we own or consolidate are based upon assumptions that are inherently subjective and involve a high degree of management judgment.
- Any deterioration or uncertainty in market conditions for mortgages and mortgage-related assets, as well as in broader U.S. and global economic and geopolitical conditions, could have a material adverse effect on us.

Risks Associated with Our Operations

- Through certain of our wholly-owned subsidiaries we may from time to time engage in securitization transactions relating to residential mortgage loans, which may expose us to potentially material risks.
- Our ability to profitably execute future securitization transactions may be negatively impacted by adverse market conditions.
- Competition may affect ability and pricing of our target assets.
- The loss of any executive officer or key employee may materially adversely affect our business.
- Risks related to servicers and other third-parties, including their ability to perform their services at a high level and comply with applicable laws, and the use of third-party analytical models and data.
- The expanding body of regulations and the investigations of servicers may increase their cost of compliance and the risks of noncompliance.
- We are dependent on information systems and their failure, including through cyber-attacks, could significantly disrupt our business.

Risks Related to Regulatory Matters, Accounting, and Our 1940 Act Exemption

- Our business is subject to extensive regulation.
- There is no assurance we will be able to obtain various state licenses to purchase mortgage loans.
- Our GAAP financial results may not be an accurate indicator of taxable income and dividend distributions.
- Changes in accounting rules could impact us negatively.
- Loss of our 1940 Act exemption would negatively affect our share price, our ability to distribute dividends, and us generally.
- We have an indirect ownership interest in a registered investment adviser.

U.S. Federal Income Tax Risks and Risk Related to Our REIT Status

- Your investment has various U.S. federal income tax risks.
- Risks related to compliance with REIT requirements.
- Risks related to our qualification as a REIT and our election to qualify as a REIT.
- Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.
- Classification of our securitizations or financing arrangements as a taxable mortgage pool could subject us or certain of our stockholders to increased taxation.
- Failure to make required distributions would subject us to tax, which would reduce the cash available for distribution to our stockholders.

- Our ownership of and relationship with our TRSs will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.
- The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes.
- The interest apportionment rules may affect our ability to comply with the REIT asset and gross income tests.
- We may be subject to adverse tax changes that could reduce the market price of our capital stock.

Risks Related to Our Organization and Structure

- Certain provisions of Maryland Law, of our charter, and of our bylaws may inhibit potential acquisition bids that stockholders may consider favorable, and may affect the market price of our capital stock.
- Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit stockholders' recourse in the event of actions, not in their best interests.

Risks Related to Our Capital Stock

- The market price and trading volume of our shares of capital stock may be volatile.
- We may not be able to pay dividends or other distributions on our capital stock.
- The declaration, amount and payment of future cash dividends on our common stock are subject to uncertainty.
- Capital stock eligible for future sale may have adverse consequences for investors and on our share price.
- Future offerings of debt and equity securities may adversely affect the market price of our capital stock.
- There is a risk that stockholders may not receive dividend distributions, or those dividend distributions may decrease over time.
- Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.
- Shares repurchased under our share repurchase program may not benefit stockholders.
- Holders of our Preferred Stock have limited voting rights.


Risks Related to Financing


Our inability to access funding, our cost of funding or the terms on which such funding is available could have a material adverse effect on our financial condition, particularly during times of severe market disruption in the financial, mortgage, housing or related sectors.

Our ability to fund our operations, meet financial obligations and finance target asset acquisitions may be impacted by our ability to secure and maintain our master repurchase agreements, warehouse facilities and repurchase agreement facilities with our counterparties. Because repurchase agreements and warehouse facilities are short-term commitments of capital, lenders may respond to market conditions making it more difficult for us to renew or replace on a continuous basis our maturing short-term borrowings and have and may continue to impose more onerous conditions when rolling such financings. If we are not able to renew our existing facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under our financing facilities or if we are required to post more collateral or face larger haircuts, we may have to curtail our asset acquisition activities and/or dispose of assets at a loss.

Issues related to financing are exacerbated in times of significant dislocation in the financial markets, such as current conditions. It is possible our lenders will become unwilling or unable to provide us with financing and we could be forced to sell our assets at an inopportune time when prices are depressed. In addition, if the regulatory capital requirements imposed on our lenders change, they may be required to significantly increase the cost of the financing that they provide to us. Our lenders also have and may continue to revise their eligibility requirements for the types of assets they are willing to finance or the terms of such financings, including haircuts and requiring additional collateral in the form of cash, based on, among other factors, the regulatory environment and their management of actual and perceived risk, particularly with respect to assignee liability. Moreover, the amount of financing we receive under our repurchase agreements will be directly related to our lenders' valuation of our target assets that cover the outstanding borrowings. Typically, repurchase agreements grant the lender the absolute right to reevaluate the fair market value of the assets that cover outstanding borrowings at any time. If a lender determines in its sole discretion that the value of the assets has decreased, it has the right to initiate a margin call. These valuations may be different than the values that we ascribe to these assets and may be influenced by recent asset sales and distressed levels by forced sellers. A margin call requires us to transfer additional assets or cash to a lender without any advance of funds from the lender for such transfer or to repay a portion of the outstanding borrowings.

An increase in our borrowing costs relative to the interest we receive on our assets may materially adversely affect our profitability.

Our earnings are primarily generated from the difference between the interest income we earn on our investment portfolio, less net amortization of purchase premiums and discounts, and the interest expense we pay on our borrowings. Historically, we relied primarily on borrowings under repurchase agreements to finance our investments, which have short-term contractual maturities. In an effort to be less impacted by market dislocations, we have moved some of our financing to longer-term mark-to-market financing and longer-term non-market-to-market and limited mark-to-market financing which is more expensive than traditional short-term mark-to-market financing. In general, if the interest expense on our borrowings increases relative to the interest income we earn on our investments, our profitability may be materially adversely affected. Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political conditions, as well as other factors beyond our control. Starting in 2022, the Federal Reserve adopted monetary policies designed to address a rapid acceleration of inflation, raising the federal funds rates multiple times starting in 2022 and through a portion of 2023, and may do so again in the future, which could impact our borrowing costs and our ability to invest generally. During a period of rising interest rates and flattening or inverted yield curves such as the current market, our borrowing costs generally will increase at a faster pace than our interest earnings on the leveraged portion of our investment portfolio, which could result in a decline in our net interest spread and net interest margin. The severity of any such decline would depend on our asset/liability composition, including the impact of hedging transactions, at the time as well as the magnitude and period over which interest rates increase. Further, an increase in short-term interest rates could also have a negative impact on the market value of our investments. As these events occurred in 2023 and 2022, and are continuing, we have and may continue to experience an increase in our interest expense.

Volatile market conditions may result in a decline in the market value of our assets, which may result in margin calls that may force us to sell assets, which may materially adversely affect our liquidity and profitability.

In general, the market value of our residential mortgage and MBS investments is impacted by changes in interest rates, prevailing market yields and other market conditions, including general economic conditions, home prices, and the real estate market generally. A decline in the market value of our residential mortgage or MBS investments may limit our ability to borrow against such assets or result in lenders initiating margin calls, which require a pledge of additional collateral or cash to re-establish the required ratio of borrowing to collateral value, under our repurchase agreements. Posting additional collateral or cash to support our credit will reduce our liquidity and limit our ability to leverage our assets, which could materially adversely affect our business. Thus, we could be forced to sell a portion of our assets, including MBS in an unrealized loss position, to maintain liquidity.

Our business strategy involves the use of leverage. We may not achieve what we believe to be optimal levels of leverage or we may become overleveraged, which may materially adversely affect our liquidity, results of operations or financial condition.

Our business strategy involves the use of borrowing, or leverage. Pursuant to our leverage strategy, we borrow against a substantial portion of the market value of our assets and use the borrowed funds to finance our investment portfolio and the acquisition of additional investment assets. Future increases in the amount by which the collateral value is required to contractually exceed the amount borrowed in such leverage financing transactions, decreases in the market value of our residential mortgage investments, increases in interest rate volatility and changes in the availability of acceptable financing could cause us to be unable to achieve the amount of leverage we believe to be optimal. The return on our assets and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions prevent us from achieving the desired amount of leverage on our investments or cause the cost of our financing to increase relative to the income earned on our leveraged assets. For example, in response to the changes in rates and margins calls we received during the first months of the COVID-19 pandemic, in 2020, we entered into several non-mark-to-market and mark-to-market holiday financing facilities. Similarly, in 2023 and 2022, as the Federal Reserve increased interest rates we added more non-MTM facilities. These facilities typically have higher interest rates and cash trapping provisions which reduce the net cash we receive from these levered assets. If the interest income on the investments that we have purchased with borrowed funds fails to cover the interest expense of the related borrowings, we will experience net interest losses and may experience net losses from operations. Such losses could be significant because of our leveraged structure. The risks associated with leverage are more acute during periods of economic slowdown or recession. The use of leverage to finance our investments involves many other risks, including, among other things, the following:

- *Our profitability may be materially adversely affected by a reduction in our leverage.* As long as we earn a positive spread between interest and other income we earn on our leveraged assets and our borrowing costs, we believe that we can generally increase our profitability by using greater amounts of leverage. There can be no assurance, however, that repurchase financing will remain an efficient source of financing for our assets. The amount of leverage that we use may be limited because our lenders might not make funding available to us at acceptable rates or they may require that we provide additional collateral to secure our borrowings. If our financing strategy is not viable, we will have to find alternative forms of financing for our assets which may not be available to us on acceptable terms or at all. In addition, in response to certain interest rate and investment environments or to changes in market liquidity, we could adopt a strategy of reducing our leverage by selling assets or not reinvesting principal payments as MBS amortize or prepay, thereby decreasing the outstanding amount of our related borrowings. Such an action could reduce interest income, interest expense and net income, the extent of which would depend on the level of reduction in assets and liabilities as well as the sale prices for which the assets were sold.

- *If a counterparty to our repurchase transactions defaults on its obligation to resell the underlying security back to us at the end of the transaction term or if we default on our obligations under the repurchase agreement, we could incur losses.* When we engage in repurchase transactions, we generally sell assets to the counterparty to the agreement for cash. Because the cash we receive from the counterparty is less than the value of those securities (this difference is referred to as the "haircut"), if the lender defaults on its obligation to transfer the same securities back to us, we would incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). (See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this 2023 Form 10-K, for further discussion regarding risks related to exposure to financial institution counterparties in light of recent market conditions.) Our exposure to defaults by counterparties may be more pronounced during periods of significant volatility in the market conditions for mortgages and mortgage-related assets as well as the broader financial markets. At December 31, 2023, we had amounts at risk with Nomura Securities International, Inc., or Nomura, of 17% of our equity related to the collateral posted on secured financing agreements. In addition, generally, if we default on a repurchase transaction the counterparty could liquidate the assets and use the proceeds to repay the amounts it is owed. If the amount received from the sale is equal to or less than the amount owed, we will incur a loss equal to the haircut and the counterparty has recourse to us to repay any remaining deficiency. In addition, if we default on a transaction under any one agreement and fail to honor the related guarantee, the counterparties on our other repurchase agreements could also declare a default under their respective repurchase agreements. Any losses we incur on our repurchase transactions could materially adversely affect our earnings and thus our cash available for distribution to our stockholders.

- *Our financing facilities may contain covenants that restrict our operations.* Certain financing facilities we may enter into contain restrictions, covenants, and representations and warranties that, among other things, require us to satisfy specified financial, asset quality, loan eligibility, and loan performance tests. If we fail to meet or satisfy any of these covenants or representations and warranties, we would be in default under these agreements and our lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable, enforce their respective rights against collateral pledged under such agreements, and restrict our ability to make additional borrowings. Certain financing agreements may contain cross-default provisions by a guarantor so that if a default occurs under any guaranty agreement, the lenders under our other financing agreements could also declare a default under their respective agreements. Further, under our mark-to-market agreements, we are typically required to pledge additional assets to our lenders in the event the estimated fair value of the existing pledged collateral under such agreements declines and such lenders demand additional collateral, which may take the form of additional securities, loans or cash. These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may have a significant negative impact on our business, financial condition, liquidity and results of operations. A default and resulting repayment acceleration could significantly reduce our liquidity, which could require us to sell our assets to repay amounts due and outstanding whether or not the prices and terms of such sales are favorable to us. This could also significantly harm our business, financial condition, results of operations, and our ability to make distributions, which could cause the value of our stock to decline. A default will also significantly limit our financing alternatives such that we will be unable to pursue our leverage strategy, which could lower our investment returns.

- *Adverse developments involving major financial institutions or involving one of our lenders could result in a rapid reduction in our ability to borrow and materially adversely affect our business, profitability, and liquidity.* As of December 31, 2023, we had amounts outstanding under repurchase agreements with 12 separate lenders. A material adverse development involving one or more major financial institutions or the financial markets, in general, could result in us reducing exposure to certain lenders to mitigate credit risk or our lenders reducing our access to funds available under our repurchase agreements or terminating such repurchase agreements altogether. Because substantially all our repurchase agreements are uncommitted and renewable at our lenders' discretion, our lenders could determine to reduce or terminate our access to future borrowings at virtually any time, which could materially adversely affect our business and profitability. Furthermore, if a few of our lenders became unwilling or unable to continue to provide us with financing, we could be forced to sell assets, including assets in unrealized loss positions, to maintain liquidity. Forced sales, particularly under adverse market conditions, may result in lower sale prices than ordinary market sales made in normal market conditions. If our investments were liquidated at prices below our amortized cost of such assets, we would incur losses, which would adversely affect our earnings.

- ***Our use of repurchase agreements to borrow money may give our lenders greater rights in the event of bankruptcy.*** In the event of our insolvency or bankruptcy, certain repurchase agreements may qualify for special treatment under the Bankruptcy Code, the effect of which, among other things, would be to allow the creditor under the agreement to avoid the automatic stay provisions of the Bankruptcy Code and take possession of, and liquidate, the collateral under such repurchase agreements without delay.

- ***A re-characterization of the repurchase agreements as sales for tax purposes rather than as secured lending transactions would adversely affect our ability to maintain our qualification as a REIT and to maintain our 1940 Act exemption.*** When we enter a repurchase agreement, we generally sell assets to our counterparty to the agreement for cash. The counterparty is obligated to resell the assets back to us at the end of the transaction term. We believe that for U.S. federal income tax purposes we will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured lending transactions notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS or the SEC could successfully assert that we did not own these assets during the term of the repurchase agreements, in which case we could fail to qualify as a REIT or fail to maintain our 1940 Act exemption, respectively.

Failure to effectively manage our liquidity would adversely affect our results and financial condition.

Our ability to meet cash needs depends on many factors, several of which are beyond our control. Ineffective management of liquidity levels could cause us to be unable to meet certain financial obligations. Potential conditions that could impair our liquidity include: unwillingness or inability of any of our potential lenders to provide us with or renew financing, margin calls, additional capital requirements applicable to our lenders, a disruption in the financial markets or declining confidence in our creditworthiness or in financial markets in general. These conditions could force us to sell our assets at inopportune times or otherwise cause us to potentially revise our strategic business initiatives.

We may have difficulty accessing or be unable to access capital markets.

We may not be able to readily raise capital from external sources in a timely manner or on favorable terms. Many of the same factors that could make the pricing for investments in real estate loans and securities attractive, such as the availability of assets from distressed owners who need to liquidate them at reduced prices, and uncertainty about credit risk, housing, and the economy, may limit investors' and lenders' willingness to provide us with additional capital on terms that are favorable to us, if at all. There may also be other reasons we are not able to readily raise capital in a timely manner or on favorable terms, and, as a result, may not be able to finance growth in our business and in our portfolio of assets and we could experience other adverse impacts. To the extent we need to raise capital on unfavorable terms, we may experience greater dilution of existing shareholders, higher interest costs, or higher transaction costs.


Risks Related to Hedging


Hedging against interest rate exposure may not be successful in mitigating the risks associated with interest rates and may adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

Subject to maintaining our qualification as a REIT, we use various hedging strategies to reduce our exposure to losses from rising interest rates in the current market. Hedging activity varies in scope based on the level and volatility of interest rates, the type of assets held, financing used, and other changing market conditions. There are no perfect hedging strategies, and interest rate hedging may fail to protect us from loss. Alternatively, we may fail to properly assess a risk to our investment portfolio or may fail to recognize a risk entirely, leaving us exposed to losses without the benefit of any offsetting hedging activities. The derivative financial instruments we could select may not have the effect of reducing our interest rate risk. The nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies or improperly executed transactions could increase our risk and losses. In addition, hedging activities could result in losses if the event against which we hedge does not occur. For example, interest rate hedging could fail to protect us or adversely affect us because among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedges may not correlate directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability;
- the amount of income that a REIT may earn from hedging transactions to offset interest rate losses may be limited by U.S. federal tax provisions governing REITs;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

- the party owing money in the hedging transaction may default on its obligation to pay; and
- the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value with downward adjustments, or "mark-to-market losses," reducing our stockholders' equity;
- during periods of high volatility we may need to post significant cash collateral, which may limit our ability to invest and deteriorate liquidity.

The hedging transactions we undertake, which are intended to limit losses, may limit gains and increase our exposure to losses. Thus, our hedging activity may adversely affect our earnings, which could reduce our cash available for distribution to our stockholders. In addition, some hedging instruments involve risk since they are not currently traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities.

We may enter into hedging instruments that could expose us to contingent liabilities in the future, which could materially adversely affect our results of operations.

Subject to maintaining our qualification as a REIT, part of our financing strategy involves entering into hedging instruments that could require us to fund cash payments in certain circumstances (e.g., the early termination of a hedging instrument caused by an event of default or other voluntary or involuntary termination event or the decision by a hedging counterparty to request the posting of collateral that it is contractually owed under the terms of a hedging instrument). With respect to the termination of an existing swap, the amount due would generally be equal to the unrealized loss of the open swap position with the hedging counterparty and could also include other fees and charges. These economic losses will be reflected in our financial results of operations and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time. Any losses we incur on our hedging instruments could materially adversely affect our earnings and thus our cash available for distribution to our stockholders.

The characteristics of hedging instruments present various concerns, including illiquidity, enforceability, and counterparty risks, which could adversely affect our business and results of operations.

As indicated above, from time to time we enter into swaps. Entities entering into swaps are exposed to credit losses in the event of non-performance by counterparties to these transactions. Rules issued by the Commodities Futures Trading Commission or, CFTC, that became effective in October 2012 require the clearing of all swap transactions through registered derivatives clearing organizations, or swap execution facilities, through standardized documents under which each swap counterparty transfers its position to another entity whereby the centralized clearinghouse effectively becomes the counterparty to each side of the swap. It is the intent of the Dodd-Frank Act that the clearing of swaps in this manner is designed to avoid concentration of swap risk in any single entity by spreading and centralizing the risk in the clearinghouse and its members. In addition to greater initial and periodic margin (collateral) requirements and additional transaction fees both by the swap execution facility and the clearinghouse, the swap transactions are now subjected to greater regulation by both the CFTC and the SEC. These additional fees, costs, margin requirements, documentation requirements, and regulations could adversely affect our business and results of operations.

Clearing facilities or exchanges upon which our hedging instruments are traded may increase margin requirements on our hedging instruments in the event of adverse economic developments.

In response to events having or expected to have adverse economic consequences or which create market uncertainty, clearing facilities or exchanges upon which some of our hedging instruments (i.e., interest rate swaps) are traded may require us to post additional collateral against our hedging instruments. In the event that future adverse economic developments or market uncertainty (including those due to governmental, regulatory, or legislative action or inaction) result in increased margin requirements for our hedging instruments, it could materially adversely affect our liquidity position, business, financial condition and results of operations.


Risks Associated with Our Investments


Interest rate fluctuations, including as a result of the Federal Reserve's monetary policy may have various negative effects on us and may lead to reduced earnings and increased volatility in our earnings.

Changes in interest rates, the interrelationships between various interest rates, and interest rate volatility, such as the changes that have occurred during 2023 and may continue to occur as the Federal Reserve's interest rate policies in response to inflation continue to affect the financial markets, have had, and may continue to have, negative effects on our earnings, the fair value of our assets and liabilities, loan prepayment rates, and our access to liquidity. Changes in interest rates may harm the credit performance of our assets. We may seek to hedge a majority of, but not all interest rate risks. Our hedging may not work effectively, and we may change our hedging strategies or the degree or type of interest rate risk we assume.

Some of the loans and securities we own or may acquire have adjustable-rate coupons (i.e., they may earn interest at a rate that adjusts periodically based on an interest rate index) and some of the subordinate securities we own are entitled to cash flow only after the more senior securities have been paid and those senior securities have adjustable-rate coupons. As such, the cash flows, and earnings, we receive from these assets may vary as a function of interest rates. For example, if interest rates increase, the cash flow we receive from securities with adjustable-rate coupons is expected to increase while the cash flow we receive on securities that are subordinate to adjustable-rate securities may decrease. We also acquire loans and securities for future sale, as assets we are accumulating for securitization, or as a longer-term investment. We expect to fund assets, loans, and securities with a combination of equity and debt. If we use adjustable rate debt to fund assets that have a fixed interest rate (or use fixed rate debt to fund assets that have an adjustable interest rate), an interest rate mismatch could exist and we could earn less (and fair values could decline) if interest rates rise, at least for a time. We may seek to mitigate interest rate mismatches for these assets with hedges such as swaps and other derivatives, which may not be successful.

Higher interest rates generally reduce the fair value of many of our assets and increase the cost of our financing. This may affect our earnings results, reduce our ability to securitize, re-securitize, or sell our assets, or reduce our liquidity. Higher interest rates could reduce borrowers' ability to make interest payments or to refinance their loans. Higher interest rates could reduce property values and increased credit losses could result. Higher interest rates could reduce mortgage originations, thus reducing our opportunities to acquire new assets. In addition, when short-term interest rates are high relative to long-term interest rates, an increase in adjustable-rate residential loan prepayments may occur, which would likely reduce our returns from owning interest-only securities backed by adjustable-rate residential loans.

The current inversion of the yield curve has caused and may continue to cause differences in timing of interest rate adjustments on our interest earning assets and our borrowings, which has and may continue to adversely affect the net interest spread we earn on our assets.

Our investment portfolio contains a significant allocation to MBS, as well as Residential Loans. The relationship between short-term and longer-term interest rates is often referred to as the "yield curve." In a normal yield curve environment, short-term interest rates are lower than longer-term interest rates, and an investment in such assets will generally decline in value if long-term interest rates increase. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our stockholders. If short-term interest rates continue to, as has occurred in 2023, exceed longer-term interest rates (a yield curve inversion), our borrowing costs may exceed our interest income and we could incur operating losses. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new investments and available borrowing rates may decline, which would likely decrease our net income. A significant risk associated with our target assets is the risk that both long-term and short-term interest rates will increase significantly, as occurred during 2023. To the extent long-term rates increase significantly, the market value of these investments will decline, and the duration and weighted average life of the investments will increase. At the same time, an increase in short-term interest rates will increase the amount of interest owed on the repurchase agreements we enter into to finance the purchase of our investments. Additionally, a yield curve inversion may significantly influence the pace and volume of activity in securitization market, which may impact the profitability of any securitization transaction we perform.

The impact of inflation may adversely affect our financial performance.

Inflation by some measures remained elevated since 1982, and inflationary pressures have broadened from goods earlier in the pandemic to include shelter costs and a number of labor-intensive services. The rapid acceleration of inflation led to an abrupt shift in the Federal Reserve's monetary policy stance. Persistent high inflation during the first half of 2023 and throughout 2022 continued to put pressure on the Federal Reserve to raise its benchmark interest rates at a faster pace than previously estimated. The Federal Reserve responded by undertaking a series of rate hikes throughout 2023 and 2022, which brought the Federal Funds Rate to a range of 5.25% to 5.50%, the highest level since 2008. As a result, mortgage rates continued to surge reaching the highest level in more than 15 years causing more home buyers to pull back from the market. This has negatively impacted both the primary and secondary markets for residential mortgages. As the Federal Reserve lifts the Federal Funds Rate, the margin between short and long-term rates could further compress. Given our reliance on short-term borrowings to generate interest income, if the curve continues to flatten or even invert, or if Federal Reserve finds itself falling behind on inflation and more aggressively tightens their current projections, our results of operations, financial condition and business could be materially adversely impacted.

A significant portion of our investments are in Non-Agency RMBS that are the most subordinate securities in securitizations, making us the first-loss security holder, which means these securities are subject to significant credit risk, are illiquid, and are difficult to value.

A significant portion of our Non-Agency RMBS are subordinate classes we have acquired through securitization of mortgage loans. The mortgage loans we have securitized are generally recorded on our balance sheet as "securitized mortgage loans" for

GAAP purposes, but in effect we own these assets in the form of securities. A substantial portion of the mortgage loans that we securitize and the subordinate securities that we retain are not newly originated "prime mortgage loans" but rather seasoned reperforming mortgage loans and Non-QM loans that have less strict underwriting standards and are therefore subject to greater risk of loss, as discussed below.

When we securitize mortgage loans, we sell the most senior securities backed by those loans and retain the most subordinate classes of securities, which means we are the first-loss security holder and the securities we own represent a portion of the "securitized mortgage loans" on our balance sheet. Losses on any residential mortgage loan securing our RMBS will be borne first by the owner of the property (i.e., the owner will first lose any equity invested in the property) and, thereafter, by us as the first-loss security holder, and then by holders of more senior securities. If the losses incurred upon loan default exceed any reserve fund, letter of credit, and classes of securities junior to those we own (if any), we may not be able to recover our investment in such securities. Also, if the underlying properties have been overvalued by the originating appraiser or if the values subsequently decline resulting in less collateral available to satisfy interest and principal payments due on the related security, as the first-loss security holder, we may suffer a total loss of principal, followed by losses on the more senior securities (or other RMBS that we may own). Losses with respect to these investments, which are subject to significant credit risk, could increase or otherwise be higher than anticipated. For a description of the credit risk we are exposed to, see the Risk Factor below captioned "The nature of the mortgage loans we acquire and that underlie the MBS we acquire, exposes us to credit risk that could negatively affect the value of those assets and investments."

In addition, many of our Non-Agency RMBS securities are first loss and subject to the Risk Retention Rules (see the Risk Factor below captioned "A significant portion of the RMBS we acquire through securitization is subject to the U.S. credit risk retention rules which materially limit our ability to sell or hedge such investments as needed, which may require us to hold investments that we may otherwise desire to sell during times of severe market disruption in the financial, mortgage, housing or related sectors.") and are therefore illiquid for a period of time. The fair value of securities, especially our first loss credit risk retention securities, reperforming mortgage loans (loans that typically were significantly delinquent and subsequently modified), and other investments we make that are not frequently traded may not be readily determinable and it may be difficult to obtain third party pricing on such investments. Also, validating third party pricing for illiquid investments may be more subjective than more liquid investments and may not be reliable. Illiquid investments may also experience greater price volatility because an active market does not exist. We value our investments quarterly based on our judgment and valuation models and in accordance with our valuation policy. Because such valuations are inherently uncertain, our fair value determination may differ materially from the values obtained from third parties or the values that would have been used, if an active trading market existed for these investments. Our results of operations, financial condition and business could be materially adversely affected if our fair value determinations of the investments were materially different than the values that would exist if a ready market existed for these assets.

The illiquidity of our investments may make it difficult, or impossible for certain assets subject to the Risk Retention Rules, for us to sell and these assets may be more difficult to finance. Also, if we quickly liquidate all or a portion of our portfolio (for example, to meet a margin call), we may realize significantly less than the value at which we have previously recorded our investments. Thus, our ability to adjust our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations, financial condition and the value of our capital stock.

A significant portion of the RMBS we acquire through securitization is subject to the U.S. credit risk retention rules which materially limit our ability to sell or hedge such investments as needed, which may require us to hold investments that we may otherwise desire to sell during times of severe market disruption in the financial, mortgage, housing or related sectors.

A significant part of our business and growth strategy is to engage in securitization transactions to finance the acquisition of residential mortgage loans. Pursuant to the Risk Retention Rules, when we sponsor a residential mortgage loan securitization, we are required to retain at least 5% of the fair value of the mortgage-backed securities issued in the securitization. We can retain either an "eligible vertical interest" (which consists of at least 5% of each class of securities issued in the securitization), an "eligible horizontal residual interest" (which is the most subordinate class of securities with a fair market value of at least 5% of the aggregate credit risk) or a combination of both totaling 5%, or the Required Credit Risk. We typically own the eligible horizontal residual interest. We are required to hold the Required Credit Risk until the later of (i) the fifth anniversary of the securitization closing date and (ii) the date on which the aggregate unpaid principal balance of the mortgage loans in such securitization has been reduced to 25% of the aggregate unpaid principal balance of the mortgage loans as of the securitization closing date, but no longer than the seventh anniversary of the closing date (such date, the Sunset Date). In addition, before the Sunset Date, we may not engage in any hedging transactions if payments on the hedge instrument are materially related to the Required Credit Risk and the hedge position would limit our financial exposure to the Required Credit Risk. Also, we may not pledge our interest in any Required Credit Risk as collateral for any financing unless such financing is full recourse to us. We have financed our Required Credit Risk in full recourse transactions. Our Required Credit Risk subjects us to the first losses on our securitizations and is illiquid, which may make it more difficult to meet our liquidity needs, each of which may materially and adversely affect our business and financing condition. Thus, the Risk Retention Rules materially limit our ability to sell and hedge a portion of our RMBS that we acquire through our securitizations and subjects us to the credit risk related to the retained RMBS that we otherwise may have sold.

We have a significant amount of investments in Non-Agency MBS collateralized by mortgage loans that do not meet the prime loan underwriting standards and are subject to increased risk of losses.

A majority of the Non-Agency MBS we have acquired on the secondary market or retained in our securitizations are backed by collateral pools containing mortgage loans that were originated using underwriting standards that were less strict than those used in underwriting "prime mortgage loans." These lower standards permitted mortgage loans, often with LTV ratios exceeding 80%, to be made to borrowers having impaired credit histories, lower credit scores, higher debt-to-income ratios or unverified income. Such mortgage loans are likely to experience delinquency, foreclosure, bankruptcy, and other losses at rates that are higher, may be substantially higher, than those experienced by prime mortgage loans. Thus, the performance of our Non-Agency MBS that are backed by these types of loans could be correspondingly lower than those backed by prime mortgage loans especially during times of economic stress, which could materially adversely impact our results of operations, financial condition, and business.

The nature of the mortgage loans we acquire and that underlie the MBS we acquire, exposes us to credit risk that could negatively affect the value of those assets and investments.

We assume credit risk primarily through the ownership of securities backed by residential, multi-family, and commercial real estate loans and through direct investments in residential real estate loans. The substantial majority of our investment assets are subject to various credit risks, as discussed below.

No U.S. Government Guarantee. We acquire residential loans including reperforming loans, nonperforming loans (the borrower is severely delinquent), and Non-QMs, which are subject to increased risk of loss. Unlike Agency RMBS, residential mortgage loans generally are not guaranteed by the U.S. Government or any government-sponsored enterprise such as Fannie Mae and Freddie Mac. Additionally, by directly acquiring residential loans, we do not receive the structural credit enhancements that benefit senior tranches of RMBS. A residential loan is directly exposed to losses resulting from the default. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower, and the priority and enforceability of the lien will significantly impact the value of such mortgage loan. In the event of a foreclosure, we may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover our cost basis in the loan, and any costs or delays involved in the foreclosure or liquidation process may increase losses. The value of residential loans is also subject to property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies and to a reduction in a borrower's mortgage debt by a bankruptcy court. In addition, claims may be assessed against us because of our position as a mortgage holder or property owner, including assignee liability, environmental hazards, and other liabilities. We could also be responsible for property taxes. In some cases, these claims may lead to losses exceeding the purchase price of the related mortgage or property. The occurrence of any of these risks could materially adversely impact our results of operations, financial condition, and business.

Enhanced Non-QM Loan Risks. In addition, we acquire Non-QMs that will not have the benefit of enhanced legal protections otherwise available to residential mortgage loans originated to a more restrictive credit standard than just determining a borrower's ability to repay. The ownership of Non-QMs subjects us to legal, regulatory and other risks, including those arising under federal consumer protection laws and regulations designed to regulate residential mortgage loan underwriting and originators' lending processes, standards, and disclosures to borrowers. Failure of residential mortgage loan originators or servicers to comply with the ability-to-repay laws and regulations could subject us, as an assignee or purchaser of these loans (or as an investor in securities backed by these loans), to monetary penalties assessed by the Consumer Financial Protection Bureau, or CFPB, through its administrative enforcement authority and by mortgagors through a private right of action against lenders or as a defense to foreclosure, including by recoupment or setoff of finance charges and fees collected, and could result in rescission of the affected residential mortgage loans, which could adversely impact our business and financial results.

Greater General Credit Risks. In addition, credit losses on residential real estate loans can occur for many reasons (many of which are beyond our control), including: fraud; poor underwriting; poor servicing practices; weak economic conditions; increases in payments required to be made by borrowers; declines in the value of homes; earthquakes, the effects of climate change (including flooding, drought, wildfire and severe weather), and other natural disaster events; uninsured property loss; borrower over-leveraging; costs of remediation of environmental conditions, such as indoor mold; changes in zoning or building codes and the related costs of compliance; acts of war or terrorism; pandemics; changes in legal protections for borrowers and other changes in law or regulation; and personal events affecting borrowers, such as reduction in income and job loss. Additionally, the amount and timing of credit losses could be affected by loan modifications, delays in the liquidation process, documentation errors, and other actions by servicers. Weakness in the U.S. economy or the housing market could cause our credit losses to increase beyond levels that we currently anticipate.

Changes in prepayment rates could negatively affect the value of our investment portfolio, which could result in reduced earnings or losses and negatively affect the cash available for distribution to our stockholders.

There are seldom any restrictions on borrowers' abilities to prepay their residential mortgage loans. Homeowners tend to prepay mortgage loans faster when interest rates decline. Consequently, owners of the loans have to reinvest the money received from the prepayments at the lower prevailing interest rates. Conversely, homeowners tend not to prepay mortgage loans when interest rates increase. Consequently, owners of the loans are unable to reinvest money that would have otherwise been received from prepayments at the higher prevailing interest rates.

Volatility in prepayment rates may affect our ability to maintain targeted amounts of leverage and return on our portfolio of residential mortgage loans and RMBS and may result in reduced earnings or losses for us and negatively affect the cash available for distribution to our stockholders. In addition, if we purchased an investment at a premium, faster than expected prepayments will result in a faster than expected amortization of the premium paid, which would adversely affect our earnings. Conversely, if these investments were purchased at a discount, faster than expected prepayments accelerate our recognition of income.

A significant portion of our Non-Agency MBS and residential loans are secured by properties in a small number of geographic areas and may be disproportionately affected by economic or housing downturns, natural disasters including natural disasters exacerbated by climate change, terrorist events, regulatory changes, or other adverse events specific to those markets.

A significant number of the mortgages underlying our Non-Agency MBS and Loans held for investments are concentrated in certain geographic areas. For example, we have significant exposure in California, New York and Florida. For further information on the geographic concentration of our investments see Note 3 and Note 4 to the consolidated financial statements within this 2023 Form 10-K. Certain markets within these states (particularly in California and Florida) have experienced significant decreases in residential home values from time to time. Any event that adversely affects the economy or real estate market in any of these states could have a disproportionately adverse effect on our Non-Agency MBS and Loans held for investments. In general, any material decline in the economy or significant problems in a particular real estate market would likely cause a decline in the value of residential properties securing the mortgages in that market, thereby increasing the risk of delinquency, default, and foreclosure of mortgage loans underlying our Non-Agency MBS and residential loan investments and the risk of loss upon liquidation of these assets. This could have a material adverse effect on our Non-Agency MBS credit loss experience and residential loan investments in the affected market if higher-than-expected rates of default or higher-than-expected loss severities on such loans were to occur.

In addition, the occurrence of a natural disaster or a terrorist attack may cause a sudden decrease in the value of real estate in the area or areas affected and would likely reduce the value of the properties securing the mortgages collateralizing our Non-Agency MBS or Loans held for investments. Recent years have seen frequent and severe natural disasters in the U.S., including wildfires, hurricanes, high winds, severe flooding and mudslides, the frequency and intensity of which may be indicative of the impact of climate change. The impacts of climate change, which are expected to persist and worsen in the future, could have a more significant localized effect in the areas where our borrowers are concentrated, resulting in a disproportionate impact on us. Because certain natural disasters such as hurricanes or certain flooding are not typically covered by the standard hazard insurance policies maintained by borrowers, or the proceeds payable under any such policy are not sufficient to cover the related repairs, the affected borrowers may have to pay for any repairs themselves. Under these circumstances, borrowers may decide not to repair their property or may stop paying their mortgages. This would cause defaults and credit loss severities to increase.

Changes in local laws and regulations, fiscal policies, property taxes and zoning ordinances in such states can also have a negative impact on property values, which could result in borrowers' deciding to stop paying their mortgages. This circumstance could cause defaults and loss severities to increase, thereby adversely impacting our results of operations.

We may change our investment strategy, asset allocation, or financing plans without stockholder consent, which may result in riskier investments.

We may change our investment strategy, asset allocation, or financing plans at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this 2023 Form 10-K.

A change in our investment strategy or financing plans may increase our exposure to interest rate and default risk and real estate market fluctuations. Furthermore, a change in our asset allocation could result in our making investments in asset categories different from those described in this 2023 Form 10-K. Additionally, we may enter other operating businesses that may or may not be closely related to our current business. These new assets or business operations may have new, different or increased risks than what we are currently exposed to in our business and we may not be able to manage these risks successfully. Additionally, when investing in new assets or businesses we will be exposed to the risk that those assets, or income generated by those assets or businesses, will affect our ability to meet the requirements to maintain our qualification as a REIT or our exemption from registration under the 1940 Act. If we are not able to successfully manage the risks associated with new asset types or businesses, it could have an adverse effect on our business, results of operations and financial condition.

Changes in the fair values of our assets, liabilities, and derivatives can have various negative effects on us, including reduced earnings, increased earnings volatility, and volatility in our book value.

Fair values for our assets and liabilities, including derivatives, can be volatile and our revenue and income can be impacted by changes in fair values. The fair values can change rapidly and significantly, and changes can result from changes in interest rates, perceived risk, supply, demand, and actual and projected cash flows, prepayments, and credit performance. A decrease in fair value may not necessarily be the result of deterioration in future cash flows. Fair values for illiquid assets can be difficult to estimate, which may lead to volatility and uncertainty of earnings and book value.

For GAAP purposes, we may mark-to-market most, but not all, of the assets and liabilities on our Consolidated Statements of Financial Condition. In addition, valuation adjustments on certain consolidated assets and our derivatives are reflected in our Consolidated Statements of Operations. Assets that are funded with certain liabilities and hedges may have different mark-to-market treatment than the liability or hedge. If we sell an asset that has not been marked to market through our Consolidated Statements of Operations at a reduced market price relative to its cost basis, our reported earnings will be reduced.

Our loan sale profit margins are generally reflective of gains (or losses) over the period from when we identify a loan for purchase until we subsequently sell or securitize the loan. These profit margins may encompass elements of positive or negative market valuation adjustments on loans, hedging gains or losses associated with related risk management activities, and any other related transaction expenses; however, under GAAP, the different elements may be realized unevenly over the course of one or more quarters for financial reporting purposes, with the result that our financial results may be more volatile and less reflective of the underlying economics of our business activity.

Our calculations of the fair value of the assets we own or consolidate are based upon assumptions that are inherently subjective and involve a high degree of management judgment, and such assumptions may be more difficult to calculate during times of severe market disruption in the mortgage, housing or related sectors.

We report the fair values of securities, loans, derivatives, and certain other assets on our Consolidated Statements of Financial Condition. In computing the fair values for these assets, we may make several market-based assumptions, including assumptions regarding future interest rates, prepayment rates, discount rates, credit loss rates, and the timing of credit losses. These assumptions are inherently subjective and involve a high degree of management judgment, particularly for illiquid securities and other assets for which market prices are not readily determinable. These assumptions may be more difficult to calculate during times of severe market disruption in the mortgage, housing or related sectors. For further information regarding our assets recorded at fair value see Note 5 to the consolidated financial statements within this 2023 Form 10-K. Use of different assumptions could materially affect our fair value calculations and our financial results and our actual experience may cause us to substantially revise our assumptions. Further discussion of the risk of our ownership and valuation of illiquid securities is set forth in the Risk Factors above and in this 2023 Form 10-K.

Any deterioration or uncertainty in market conditions for mortgages and mortgage-related assets, as well as in broader U.S. and global economic conditions, which may be impacted by domestic and global geopolitical instability, could materially adversely affect our business and financial condition.

Our results of operations are materially affected by conditions in the markets for mortgages and mortgage-related assets, as well as the broader financial markets and the economy generally. In addition, concerns over actual or anticipated low economic growth rates, higher levels of unemployment, a reduction in housing market activity or uncertainty regarding future U.S. monetary policy may contribute to increased interest rate volatility and a decline in business volume. A reduction in our business volume can reduce our net interest income and adversely affect our financial results.

Global economic conditions can also adversely affect our business and financial results. Changes or volatility in market conditions resulting from deterioration in or uncertainty regarding global economic conditions can adversely affect the value of our assets, which could materially adversely affect our results of operations, net worth and financial condition. To the extent global economic conditions negatively affect the U.S. economy, they also could negatively affect the credit performance of the loans in our investment portfolio. Volatility or uncertainty in global or domestic political conditions also can significantly affect economic conditions and financial markets. Global or domestic political unrest also could affect growth and financial markets, further increasing inflationary pressure and interest rates, as well as negatively affecting economic growth and result in disruptions in the financial markets.

In addition, in January 2023, the outstanding debt of the United States reached the statutory debt limit and the U.S. Treasury Department had to take extraordinary measures to prevent the United States from defaulting on its obligations. Although the Fiscal Responsibility Act of 2023 brought the 2023 debt ceiling crisis to an end, there is no assurance that the United States will not face another debt ceiling crisis in the future, which if unaddressed, could cause significant harm to the U.S. economy and global financial stability.

Risks Associated with Our Operations

Through certain of our wholly-owned subsidiaries we have engaged in the past, and expect to continue to engage in, securitization transactions relating to residential mortgage loans. These types of transactions and investments expose us to potentially material risks.

A significant part of our business and growth strategy is to engage in various securitization transactions related to mortgage assets, and such transactions expose us to potentially material risks, including without limitation:

- *Financing Risk:* Engaging in securitization transactions and other similar transactions generally require us to incur short-term debt on a recourse basis to finance the accumulation of residential mortgage loans. If investor demand for securitization transactions weakens sufficiently, we may be unable to complete the securitization of loans accumulated for that purpose on favorable terms, or at all, which may hurt our business or financial results. We have a limited capacity to hold loans on our balance sheet as investments, and our business is not structured to buy-and-hold the full volume of loans that we routinely acquire with the intent to sell. If demand for buying loans weakens, we may be forced to incur additional debt on unfavorable terms or may be unable to borrow to finance these assets, which may in turn impact our ability to continue acquiring loans over the short or long term

- *Diligence Risk:* We engage in due diligence with respect to the loans or other assets we are securitizing and make representations and warranties relating to those loans and assets. When conducting due diligence, we rely on resources and data available to us and on a review of the collateral by third parties, each of which may be limited. We may also only conduct due diligence on a sample of a pool of loans or assets we are acquiring and assume that the sample is representative of the entire pool. Our due diligence efforts may not reveal matters which could lead to losses. If our due diligence process is not robust enough, or the scope of our due diligence is limited, we may incur losses. Losses could occur because a counterparty that sold us a loan or other asset refuses or is unable (e.g., due to its financial condition) to repurchase that loan or asset or pay damages to us if we determine after purchase that one or more of the representations or warranties made to us was inaccurate or because we don't get a representation or warranty that covers a discovered defect or violation. In addition, losses with respect to such loans will generally be borne by us as the holder of the "first-loss" securities in our securitizations.

- *Disclosure and Indemnity Risk:* When engaging in securitization transactions, we also prepare marketing and disclosure documentation, including term sheets and prospectuses, that include disclosures regarding the securitization transactions, the securitization transaction agreements and the assets being securitized. If our marketing and disclosure documentation are alleged or found to contain inaccuracies or omissions, we may be liable under federal and state securities laws (or under other laws) for damages to third parties that invest in these securitization transactions, including in circumstances where we relied on a third party in preparing accurate disclosures, or we may incur other expenses and costs disputing these allegations or settling claims. Additionally, we typically retain various third party service providers when we engage in securitization transactions, including underwriters, trustees, administrative and paying agents, servicers and custodians, among others. We frequently contractually agree to indemnify these service providers against various claims and losses they may suffer from providing these services to us or the securitization trust. If any of these service providers are liable for damages to third parties that have invested in these securitization transactions, we may incur costs and expenses because of these indemnities.

- *Documentation Defects:* In recent years, there has also been debate as to whether there are defects in the legal process and legal documents governing transactions in which securitization trusts and other secondary purchasers take legal ownership of residential mortgage loans and establish their rights as priority lien holders on underlying mortgaged property. If there are problems with the establishment of title and lien priority rights are transferred, securitization transactions that we sponsored and third party sponsored securitizations that we hold investments in may experience losses, which could expose us to losses and could damage our ability to engage in future securitization transactions.

Our ability to profitably execute or participate in future securitization transactions depends, in part, on our ability to compete with other purchasers of residential mortgage loans and the cost and availability of short-term debt, which may be negatively impacted by adverse market conditions beyond our control.

A significant part of our business and growth strategy is to engage in various securitization transactions related to residential mortgage loans. There are many factors that can have a significant impact on whether a securitization transaction is profitable to us or result in a loss. One of these factors is the price we pay for the mortgage loans that we securitize, which, in the case of residential mortgage loans, is impacted by the level of competition in the marketplace for acquiring residential mortgage loans and the relative desirability to originators or other financial institutions of retaining residential mortgage loans as investments or selling them to third parties such as us. The cost and availability of the short-term debt we use to finance our mortgage loan before securitization impacts the profitability of our securitization transactions. This short-term debt cost is affected by several factors including its availability to us, its interest rate, its duration, and the percentage of our mortgage loans for which third parties are willing to provide short-term financing.

After we acquire mortgage loans that we intend to securitize, we can also suffer losses if the value of those loans declines before securitization. Declines in the value of a residential mortgage loan, for example, can be due to, among other things, changes in interest rates, changes in the credit quality of the loan, changes in the projected yields required by investors to invest in securitization transactions, and increased delinquencies. Hedging against a decline in loan value due to changes in interest rates may impact the profitability of a securitization.

The price that investors in mortgage-backed securities will pay for securities issued in our securitization transactions also has a significant impact on the profitability of the transactions to us, and these prices are impacted by numerous market forces and factors including the uncertainty, potential delinquencies, and lack of liquidity. In addition, the underwriter(s) or placement agent(s) we select for securitization transactions, the terms of their engagement and the transaction costs incurred in such securitizations can also impact the profitability of our securitizations. Also, any liability that we may incur, or may be required to reserve for when executing a transaction can cause a loss to us. To the extent that we are not able to profitably execute future securitizations of residential mortgage loans or other assets, including for the reasons described above or for other reasons, it could have a material adverse impact on our business and financial results.

Competition may affect ability and pricing of our target assets.

We operate in a highly competitive market for investment opportunities. Our profitability depends, in large part, on our ability to acquire our target assets at attractive prices. In acquiring our target assets, we compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds, government entities, commercial and investment banks, commercial finance and insurance companies and other financial institutions. Many of our competitors are substantially larger and have considerably greater financial, technical, technological, marketing and other resources than we do. Other REITs with investment objectives that overlap with ours may elect to raise significant amounts of capital, which may create additional competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. Many of our competitors are not subject to the operating constraints associated with REIT compliance or maintenance of an exemption from the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, competition for investments in our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot provide assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, desirable investments in our target assets may be limited in the future and we may not be able to take advantage of attractive investment opportunities from time to time, as we can provide no assurance that we will be able to identify and make investments that are consistent with our investment objectives.

Our executive officers and other key personnel are critical to our success and the loss of any executive officer or key employee may materially adversely affect our business.

Our success and our ability to manage anticipated future growth depend, in large part, upon the efforts of our highly-skilled employees, and particularly on our key personnel, including our executive officers. Our executive officers have extensive experience and strong reputations in our industry and have been instrumental in setting our strategic direction, operating our business, identifying, recruiting, and training our other key personnel, and arranging necessary financing. The departure of any of our executive officers or other key personnel, or our inability to attract, motivate and retain highly qualified employees at all levels of the firm in light of the intense competition for talent, could adversely affect our business, operating results or financial condition; diminish our investment opportunities; or weaken our relationships with lenders, counter-parties and other parties important to our business and strategy.

We rely on third parties to perform certain services particularly as it relates to servicing, comply with applicable laws and regulations, and carry out contractual covenants and terms, the failure of which by any of these third parties may adversely impact our business and financial results.

To conduct our business of acquiring loans, engaging in securitization transactions, and investing in third party issued securities and other assets, we rely on third party service providers to perform certain services, comply with applicable laws and regulations, and carry out contractual covenants and terms. Thus, we are subject to the risks associated with a third party's failure to perform, including failure to perform due to reasons such as fraud, negligence, errors, miscalculations, or insolvency. The negative impact on the business and operations of such servicers or other parties responsible for funding such advances could be significant. Sources of liquidity typically available to servicers and other relevant parties for the purpose of funding advances of monthly mortgage payments, especially entities that are not depository institutions, may not be sufficient to meet the increased need that could result from significantly higher delinquency and/or forbearance rates. The extent of such liquidity pressures in the future is not known at this time and is subject to continual change.

We rely on third party servicers to service and manage the mortgage loans we beneficially own and that underlie our MBS. The ultimate returns generated by these investments may depend on the quality of the servicer. If a servicer is not vigilant in seeing that borrowers make their required monthly payments, borrowers may be less likely to make these payments, resulting in higher default rates. If a servicer takes longer than expected to liquidate non-performing loans, our losses related to those loans may be higher than originally anticipated. Any failure by servicers to service these mortgages or to competently manage and dispose of the related real properties could negatively impact the value of these investments and our financial performance. In addition, while we have contracted with third party servicers to carry out the actual servicing of the loans we beneficially own, other than our securitized loans (including all direct interface with the borrowers) we are nevertheless ultimately responsible, vis-à-vis the borrowers and state and federal regulators, for ensuring that the loans are serviced in accordance with the terms of the related notes and mortgages and applicable law and regulation (See "Risks Related to Regulatory Matters, Accounting, and Our 1940 Act Exemption" for further discussion). Considering the current regulatory environment, such exposure could be significant even though we might have contractual claims against our servicers for any failure to service the loans to the required standard.

For a majority of the loans that we beneficially own (other than securitized loans), we also beneficially own the right to service those loans and we retain a sub-servicer to service those loans. In these circumstances, we are exposed to certain risks, including, without limitation, that we may not be able to enter into sub-servicing agreements on favorable terms to us or at all, or that the sub-servicer may not properly service the loan in compliance with applicable laws and regulations or the contractual provisions governing their sub-servicing role, and that we would be held liable for the sub-servicer's improper acts or omissions. Additionally, in its capacity as a servicer of residential mortgage loans, a sub-servicer will have access to borrowers' non-public personal information, and we could incur liability for a data breach relating to a sub-servicer or misuse or mismanagement of data by a sub-servicer. We also rely on technology infrastructure and systems of third parties who provide services to us and with whom we transact business. To the extent any one sub-servicer counterparty services a significant percentage of the loans with respect to which we own the servicing rights, the risks associated with our use of that sub-servicer are concentrated around this single sub-servicer counterparty. To the extent that there are significant amounts of advances that need to be funded in respect of loans where we own the servicing right, it could have a material adverse effect on our business and financial results.

We also rely on corporate trustees to act on behalf of us in enforcing our rights as security holders. Under the terms of most RMBS we hold, we do not have the right to directly enforce remedies against the issuer of the security but instead must rely on a trustee to act on behalf of us and other security holders. Should a trustee not be required to act under the terms of the securities, or fail to act, we could experience losses.

We utilize third party analytical models and data to value our investments, and any incorrect, misleading or incomplete information used in connection therewith would subject us to potential risks.

Given the complexity of our investments and strategies, we rely heavily on analytical models and information and data supplied by third parties, or Third Party Data. Third Party Data is used to value investments or potential investments and to hedge our investments. When we rely on Third Party Data that proves to be incorrect, misleading or incomplete, our decisions expose us to potential risks. For example, by relying on Third Party Data, especially valuation models, we may be induced to buy certain investments at prices that are too high, to sell certain other investments at prices that are too low, or to miss favorable opportunities altogether. Similarly, any hedging based on faulty Third Party Data may prove to be unsuccessful. Furthermore, any valuations of our investments that are based on valuation models may prove to be incorrect.

These risks include the following: (i) collateral cash flows and/or liability structures may be incorrectly modeled in all or only certain scenarios, or may be modeled based on simplifying assumptions that lead to errors; (ii) information about collateral may be incorrect, incomplete, or misleading; (iii) collateral or bond historical performance (such as historical prepayments, defaults, cash flows, etc.) may be incorrectly reported, or subject to interpretation (e.g., different issuers may report delinquency statistics based on different definitions of what constitutes a delinquent loan); or (iv) collateral or bond information may be outdated, in which case the models may contain incorrect assumptions as to what has occurred since the date information was last updated.

Some of the Third Party Data we use, such as mortgage prepayment models or mortgage default models, are predictive in nature. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to potential losses on a cash flow and/or a mark-to-market basis. In addition, the predictive models we use may differ substantially from those models used by other market participants, with the result that valuations based on these predictive models may be substantially higher or lower for certain investments than actual market prices. Furthermore, since predictive models are usually constructed based on historical data supplied by third parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data and the ability of these historical models to accurately reflect future periods.

All valuation models rely on correct market data inputs. Certain assumptions used as inputs to the models may be based on historical trends and these trends may not be indicative of future results. If incorrect market data is used, even a well-designed valuation model may result in incorrect valuations. Even if market data is appropriately captured in the model, the resulting "model prices" will often differ substantially from market prices, especially for securities with complex characteristics, such as derivative securities. Volatility in any asset class, including real estate and mortgage-related assets, increases the likelihood of Third-Party Data being inaccurate as market participants attempt to value assets that have frequent, significant swings in pricing.

The expanding body of federal, state and local regulations and the investigations of servicers may increase their cost of compliance and the risks of noncompliance and may adversely affect their ability to perform their servicing obligations.

We rely on third party servicers to service the residential mortgage loans that we acquire through consolidated trusts and that underlie the MBS that we acquire. The mortgage servicing business is subject to extensive regulation by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions and increased compliance costs on a substantial portion of their operations. The volume of new or modified laws and regulations has increased in recent years. Some jurisdictions and municipalities have enacted laws that restrict loan servicing activities, including delaying, preventing foreclosures, forcing the modification of certain mortgages, or preventing the collection of interest or other charges from borrowers under certain circumstances.

Federal laws and regulations have also been proposed or adopted which, among other things, could hinder the ability of a servicer to foreclose promptly on defaulted residential loans, and which could result in assignees being held responsible for violations in the residential loan origination process, such as those adopted during the COVID-19 pandemic. Certain mortgage lenders and third party servicers may also voluntarily, or as part of settlements with law enforcement authorities, establish loan modification programs relating to loans they hold or service. These federal, state and local legislative or regulatory actions that result in modifications of our outstanding mortgages, or interests in mortgages acquired by us either directly through consolidated trusts or through our investments in residential MBS, may adversely affect the value of, and returns on, such investments. Mortgage servicers may be incented by the federal government to pursue such loan modifications, as well as forbearance plans and other actions intended to prevent foreclosure, even if such loan modifications and other actions are not in the best interests of the beneficial owners of the mortgages. The foregoing matters may cause our business, financial condition, results of operations and ability to pay dividends to be adversely affected.

We are dependent on information systems, including those of third parties, and their failure, including through a cyber-attack, could significantly disrupt our business or result in the disclosure or misuse of confidential or other information, including personal information, which could damage our reputation, result in regulatory sanctions, subject us to litigation and/or increase our costs and cause losses that have a material adverse impact on our business, financial results and financial condition.

Our business is highly dependent on our information and communications systems. These information and communications systems include hardware, software and cloud-based solutions. Our business is also highly dependent on the information and communications systems of third parties with whom we do business or that facilitate our business activities, including clearing agents, mortgage servicers, trustees, business counterparties, technology service providers and financial intermediaries. Our relationships with certain of these third-parties allow for the external storage and processing of our information, including personal information, and counterparty and borrower information, including on cloud-based systems. In addition, third parties may also share their confidential information, including personal information, with us, which information may be processed and stored in, and transmitted through, our computer systems and networks.

We may not be able to anticipate, detect or recognize threats to our systems and assets, or to implement effective preventive measures against all cyber threats, especially because the techniques used in cyber attacks are increasingly sophisticated, change frequently, are complex, and are often not recognized until launched. Cyber-attacks can occur and persist for an extended period of time without detection. Investigations of cyber-attacks are inherently unpredictable, and it takes time to complete an investigation and have full and reliable information. These and other challenges could further increase the costs and consequences of a cyber-attack and may inhibit our ability to provide rapid, complete and reliable information about a cyber-attack to our business partners, counterparties and regulators, as well as the public.

Any failure or interruption of our systems or those of key third parties or cyber-attacks or security breaches of our networks or systems could cause delays or other problems in our business or result in the disclosure or misuse of confidential or other information, including personal information, which could damage our reputation, result in regulatory sanctions and/or increase our costs and cause losses that have a material adverse impact on our business, financial results and financial condition. Cyber criminals are now deploying sophisticated techniques to conduct more advanced and persistent attacks. We have been and continue to be the target of such attacks. From time to time, third parties with whom we do business have experienced data breaches or other cybersecurity incidents. Such attacks, as well as an actual or perceived failure by us or third parties to comply with privacy, data protection and information security laws, regulations, standards, policies and contractual obligations could result in legal liabilities, fines, regulatory action and reputational harm that have a material adverse impact on our business, financial results and financial condition. We cannot assure you that our cybersecurity control and response plans will be sufficient to prevent or mitigate all potential risks of cybersecurity threats and incidents. Especially due to the current hybrid working environments, where more of our personnel are spending more time working from home, than they did prior to the COVID-19 pandemic, there is an elevated risk of such events occurring.

Risks Related to Regulatory Matters, Accounting, and Our 1940 Act Exemption

Our business is subject to extensive regulation.

Our business is subject to extensive regulation by federal and state governmental authorities, self-regulatory organizations, and securities exchanges. We are required to comply with numerous federal and state laws. The laws, rules and regulations comprising this regulatory framework change frequently, as can the interpretation and enforcement of existing laws, rules, and regulations. Some of the laws, rules and regulations to which we are subject are intended primarily to safeguard and protect consumers, rather than stockholders or creditors. From time to time, we may receive requests from federal and state agencies for records, documents, and information regarding our policies, procedures, and practices regarding our business activities. We incur significant ongoing costs to comply with these government regulations.

Our portfolio includes or may include investments in mortgage pass-through certificates issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac. The Federal Housing Finance Agency, or FHFA, and both houses of Congress have discussed and considered various measures intended to restructure the U.S. housing finance system and the operations of Fannie Mae and Freddie Mac. Congress may continue to consider legislation that would significantly reform the country's mortgage finance system, including, among other things, eliminating Freddie Mac and Fannie Mae and replacing them with a single new MBS insurance agency. Details remain unsettled, including the scope and costs of the agencies' guarantee and their affordable housing mission, some of which could be addressed even in the absence of large-scale reform.

While the likelihood that major mortgage finance system reform will be enacted in the short term remains uncertain, it is possible that the adoption of any such reforms could adversely affect the types of assets we can buy, the costs of these assets and our business operations. A reduction in the ability of mortgage loan originators to access Fannie Mae and Freddie Mac to sell their mortgage loans may adversely affect the mortgage markets generally and adversely affect the ability of mortgagors to refinance their mortgage loans. In addition, any decline in the value of securities issued by Fannie Mae and Freddie Mac may affect the value of MBS in general.

Although we do not originate or directly service residential mortgage loans, we must comply with various federal and state laws, rules, and regulations because we purchase residential mortgage loans. These rules generally focus on consumer protection and include, among others, rules promulgated under the Dodd-Frank Act and the Gramm-Leach-Bliley Financial Modernization Act of 1999. The Consumer Financial Protection Bureau, or CFPB, has broad authority over a wide range of consumer financial products and services, including mortgage lending and servicing. One portion of the Dodd-Frank Act, the Mortgage Reform and Anti-Predatory Lending Act, or Mortgage Reform Act, contains underwriting and servicing standards for the mortgage industry and various other requirements related to mortgage origination and servicing. In addition, the Dodd-Frank Act grants enforcement authority and broad discretionary regulatory authority to the CFPB to prohibit or condition terms, acts or practices relating to residential mortgage loans that the CFPB finds abusive, unfair, deceptive or predatory, as well as to take other actions that the CFPB finds are necessary or proper to ensure responsible affordable mortgage credit remains available to consumers. The Dodd-Frank Act also affects the securitization of mortgages (and other assets) with requirements for risk retention by securitizers and requirements for regulating rating agencies.

Numerous regulations have been issued pursuant to the Dodd-Frank Act, including regulations regarding mortgage loan servicing, underwriting and loan originator compensation and others could be issued in the future. These requirements can and do change as statutes and regulations are enacted, promulgated, amended, and interpreted, and the recent trends among federal and state lawmakers and regulators have been toward increasing laws, regulations, and investigative proceedings concerning the mortgage industry generally. As a result, we are unable to fully predict at this time how the Dodd-Frank Act, as well as other laws or regulations that may be adopted in the future, will affect our business, results of operations and financial condition, or the environment for repurchase financing and other forms of borrowing, the investing environment for Agency MBS, Non-Agency MBS and/or residential mortgage loans, the securitization industry, swaps and other derivatives. We believe that the Dodd-Frank Act and the regulations promulgated thereunder are likely to continue to increase the economic and compliance costs for participants in the mortgage and securitization industries, including us.

In response to the COVID-19 pandemic, wide-ranging legal protections for homeowners, including foreclosure moratoria and forbearance provisions, were enacted including through the Coronavirus Aid, Relief, and Economic Security Act (or CARES Act), which was signed into law on March 27, 2020, and rules and letters issued by the FHA and the CFPB. Availability for foreclosure and forbearance protections for borrowers with federally backed mortgage loans, regardless of delinquency status, were extended multiple times. If the COVID-19 pandemic resurges or another public health crisis breaks out in the future, similar measures may be reenacted, which could adversely affect our business, results of operations and financial condition.

In addition, certain court rulings may call into question the CFPB's authority and other rules promulgated during CFPB's self-funding structure; for example, in October 2022, the Fifth Circuit Court of Appeals issued an opinion in *Community Financial Services Association of America, et al. v. Consumer Financial Protection Bureau, et al.,* concluding that the CFPB's funding structure unconstitutionally violates the Appropriations Clause of the U.S. Constitution. The *Community Financial* case is still pending before the Supreme Court. It is unclear yet what impact these rulings may have on the mortgage lending markets but they may give rise to uncertainty, particularly in those markets in the Fifth Circuit. Any such uncertainty could adversely impact the cash flow on mortgage loans.

Although we believe that we have structured our operations and investments to comply with existing legal and regulatory requirements and interpretations, changes in regulatory and legal requirements, including changes in their interpretation and enforcement by lawmakers and regulators, could materially and adversely affect our business and our financial condition, liquidity, and results of operations.

We are required to obtain various state licenses to purchase mortgage loans in the secondary market and there is no assurance we will be able to obtain or maintain those licenses.

While we are not required to obtain licenses to purchase mortgage-backed securities, the purchase of residential mortgage loans in the secondary market may, in some circumstances, require us to maintain various state licenses. Acquiring the right to service residential mortgage loans may also, in some circumstances, require us to maintain various state licenses even though we currently do not expect to directly engage in loan servicing ourselves. Thus, we could be delayed in conducting certain business if we were first required to obtain a state license. We cannot assure you that we will be able to obtain all the licenses we need or that we would not experience significant delays in obtaining these licenses. Furthermore, once licenses are issued, we are required to comply with various information reporting and other regulatory requirements to maintain those licenses, and there is no assurance that we will be able to satisfy those requirements or other regulatory requirements applicable to our business of acquiring residential mortgage loans on an ongoing basis. Our failure to obtain or maintain required licenses or our failure to comply with regulatory requirements that are applicable to our business of acquiring residential mortgage loans may restrict our business and investment options and could harm our business and expose us to penalties or other claims.

Our GAAP financial results may not be an accurate indicator of taxable income and dividend distributions.

Generally, the cumulative net income we report over the life of an asset will be the same for GAAP and tax purposes, although the timing of this income recognition over the life of the asset could be materially different. Differences exist in the accounting for GAAP net income and REIT taxable income, which can lead to significant variances in the amount and timing of when income and losses are recognized under these two measures. Due to these differences, our reported GAAP financial results could materially differ from our determination of taxable income, which impacts our dividend distribution requirements, and, therefore, our GAAP results may not be an accurate indicator of future taxable income and dividend distributions.

Changes in accounting rules could occur at any time and could impact us in significantly negative ways that we are unable to predict or protect against.

The Financial Accounting Standards Board, or the FASB, and other regulatory bodies that establish the accounting rules applicable to us have recently proposed or enacted a wide array of changes to accounting rules. Moreover, in the future, these regulators may propose additional changes that we do not currently anticipate. Changes to accounting rules that apply to us

could significantly impact our business or our reported financial performance in ways that we cannot predict or protect against. We cannot predict whether any changes to current accounting rules will occur or what impact any codified changes will have on our business, results of operations, liquidity or financial condition, directly or through their impact on our business partners or counterparties.

Loss of our 1940 Act exemption would adversely affect us and negatively affect the market price of shares of our capital stock and our ability to distribute dividends.

We conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Because we are a holding company that conducts its businesses primarily through wholly-owned subsidiaries and majority-owned subsidiaries, the securities issued by these subsidiaries that are excepted from the definition of "investment company" under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a combined value in excess of 40% of the value of our adjusted total assets on an unconsolidated basis. This requirement limits the types of businesses in which we may engage through our subsidiaries. In addition, the assets we and our subsidiaries may acquire are limited by the provisions of the 1940 Act, the rules and regulations promulgated under the 1940 Act and SEC staff interpretative guidance, which may adversely affect our performance.

If the value of securities issued by our subsidiaries that are excepted from the definition of "investment company" by Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we own, exceeds 40% of our adjusted total assets on an unconsolidated basis, or if one or more of such subsidiaries fail to maintain an exception or exemption from the 1940 Act, we could, among other things, be required either (a) to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company or (b) to register as an investment company under the 1940 Act, either of which could have an adverse effect on us and the market price of our securities. If we were required to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters.

Certain of our subsidiaries rely on the exemption from registration provided by Section 3(c)(5)(C) of the 1940 Act. Section 3(c)(5)(C) as interpreted by the staff of the SEC, requires us to invest at least 55% of our assets in "mortgages and other liens on and interest in real estate", or Qualifying Real Estate Assets, and at least 80% of our assets in Qualifying Real Estate Assets plus real estate-related assets. The assets that we acquire, therefore, are limited by the provisions of the 1940 Act and the rules and regulations promulgated under the 1940 Act. If the SEC determines that any of our subsidiaries' securities are not Qualifying Real Estate Assets or real estate-related assets or otherwise believes such subsidiary does not satisfy the exemption under Section 3(c)(5)(C) of the 1940 Act, we could be required to restructure our activities or sell certain of our assets. The net effect of these factors will be to lower our net interest income. If we fail to qualify for exemption from registration as an investment company, our ability to use leverage would be substantially reduced, and we would not be able to conduct our business as described.

Certain of our subsidiaries may rely on the exemption provided by Section 3(c)(6) of the 1940 Act which excludes from the definition of "investment company" any company primarily engaged, directly or through majority-owned subsidiaries, in a business, among others, described in Section 3(c)(5)(C) of the 1940 Act (from which not less than 25% of such company's gross income during its last fiscal year was derived) together with an additional business or additional businesses other than investing, reinvesting, owning, holding or trading in securities. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6) and any guidance published by the staff could require us to adjust our strategy accordingly.

Certain of our subsidiaries may rely on Section 3(c)(7) for their 1940 Act exemption and, therefore, our interest in each of these subsidiaries would constitute an "investment security" for purposes of determining whether we pass the 40% test.

Certain of our subsidiaries may rely on Rule 3a-7, which exempts certain securitization vehicles. There are numerous requirements that must be met to exclude such subsidiaries from the definition of an investment company. Our ability to manage assets held in a special purpose subsidiary that complies with Rule 3a-7 will be limited and we may not be able to purchase or sell assets owned by that subsidiary when we would otherwise desire to do so, which could lead to losses.

The determination of whether an entity is a majority-owned subsidiary of our company is made by us. The 1940 Act defines a majority-owned subsidiary of a person as a company of which 50% or more of the outstanding voting securities are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we may need to adjust our strategy and our assets to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

There can be no assurance that the laws and regulations governing the 1940 Act status of REITs, including guidance from the Division of Investment Management of the SEC regarding these exemptions, will not change in a manner that adversely affects our operations. If we or our subsidiaries fail to maintain an exception or exemption from the 1940 Act, we could, among other things, be required either to (a) change the manner in which we conduct our operations to avoid being required to register as an investment company, (b) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company, any of which could negatively affect the value of our capital stock, the sustainability of our business model, and our ability to make distributions, which could have an adverse effect on our business and the market price for our shares of capital stock.

We have an indirect ownership interest in a registered investment adviser

We own 20.0% of a holding company that wholly owns a registered investment adviser and we are an investor in a fund managed by that adviser. While we believe we have structured our investment so that we are not deemed a "control person" with respect to that adviser; such that we do not have significant control rights and none of our employees is an officer of the adviser, we cannot assure you that the SEC or a court will not determine that we are a "control person". Control Persons may be held liable for violations committed by persons under their control. Sanctions the SEC may impose on control persons include industry bars and suspensions, financial penalties, disgorgement of financial proceeds obtained through the violation, and cease and desist orders. Civil litigants may recover financial compensation from control persons for damages suffered because of misconduct by controlled persons. Control persons are not automatically liable for violations committed by the persons under their control. It is a defense to regulatory and private civil liability if the control person acted in good faith and did not induce the act or acts constituting the violation or cause of action. This defense can be established by showing that the control person exercised due care in his supervision of the violator's activities by maintaining and enforcing a reasonable and proper system of supervision and internal control.

U.S. Federal Income Tax Risks and Risks Related to Our REIT Status

Your investment has various U.S. federal income tax risks.

This summary of certain tax risks is limited to the U.S. federal tax risks addressed below. Additional risks or issues may exist that are not addressed in this Form 10-K and that could affect the U.S. federal tax treatment of us or our stockholders. This is not intended to be used and cannot be used by any stockholder to avoid penalties that may be imposed on stockholders under Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder, or the Code. We strongly urge you to seek advice based on your particular circumstances from an independent tax advisor concerning the effects of U.S. federal, state and local income tax law on an investment in common stock or preferred stock and on your individual tax situation.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To maintain our qualification as a REIT for U.S. federal income tax purposes, we must continually satisfy various tests regarding the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. To meet these tests, we may be required to forego investments we might otherwise make. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our investment performance.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To maintain our qualification as a REIT, we generally must ensure that at the end of each calendar quarter at least 75% of the value of our total assets consists of cash, cash items, government securities and qualifying real estate assets, including certain mortgage loans and mortgage-backed securities. The remainder of our investments in securities (other than government securities and qualifying real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, qualifying real estate assets, and stock in one or more TRSs) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any quarter, we must correct the failure within 30 days after the end of such calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT status and suffering adverse tax consequences. Thus, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code substantially limit our ability to hedge our assets and related borrowings. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges (1) interest rate risk on liabilities incurred to carry or acquire real estate or (2) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, and such instrument is properly identified under applicable Treasury Department regulations. Our annual gross income from non-qualifying hedges, together with any other income not generated from qualifying real estate assets, cannot exceed 25% of our annual gross income. In addition, our aggregate gross income from non-qualifying hedges, fees, and certain other non-qualifying sources cannot exceed 5% of our annual gross income. As a result, we might have to limit our use of advantageous hedging techniques or implement certain hedges through a TRS. This could increase the cost of our hedging activities or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear.

Failure to qualify as a REIT would subject us to U.S. federal income tax, which would reduce the cash available for distribution to our stockholders.

We have elected to be treated as a REIT for U.S. federal income tax purposes and intend to operate so that we will qualify as a REIT. However, the U.S. federal income tax laws governing REITs are extremely complex, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. While we intend to operate so as to maintain our qualification as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of certain investments we may make, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year.

We also indirectly own an entity that has elected to be taxed as a REIT under the U.S. federal income tax laws, or a "Subsidiary REIT." Our Subsidiary REIT is subject to the same REIT qualification requirements that are applicable to us. If our Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to regular U.S. federal, state and local corporate income tax, (ii) our interest in such Subsidiary REIT would cease to be a qualifying asset for purposes of the REIT asset tests, and (iii) it is possible that we would fail certain of the REIT asset tests, in which event we also would fail to qualify as a REIT unless we could avail ourselves of certain relief provisions. While we believe that the Subsidiary REIT has qualified as a REIT under the Code, we have joined the Subsidiary REIT in filing a "protective" TRS election under Section 856(l) of the Code for each taxable year in which we have owned an interest in the Subsidiary REIT. We cannot assure you that such "protective" TRS election would be effective to avoid adverse consequences to us. Moreover, even if the "protective" election were to be effective, the Subsidiary REIT would be subject to regular corporate income tax, and we cannot assure you that we would not fail to satisfy the requirement that not more than 20% of the value of our total assets may be represented by the securities of one or more TRSs. See "Our ownership of and relationship with our TRSs will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax." below.

If we fail to qualify as a REIT in any calendar year and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income at regular corporate income tax rates. We might need to borrow money or sell assets to pay any such tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT and we do not qualify for certain statutory relief provisions, we no longer would be required to distribute substantially all our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT was excused under U.S. federal tax laws, we would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

The ability of our Board of Directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if our Board of Directors determines that it is no longer in our best interest to attempt to, or continue to, qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income to our stockholders, which may have adverse consequences on the total return to our stockholders.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (1) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (2) we are a "pension-held REIT," (3) a tax-exempt stockholder has incurred debt to purchase or hold our capital stock, or (4) the residual REMIC interests, we buy (if any) generate "excess inclusion income," then a portion of the distributions to and, in the case of a stockholder described in clause (3), gains realized on the sale of capital stock by such tax-exempt stockholder may be subject to U.S. federal income tax as unrelated business taxable income under the Code.

Classification of our securitizations or financing arrangements as a taxable mortgage pool could subject us or certain of our stockholders to increased taxation.

We intend to structure our securitization and financing arrangements so as to not allocate "excess inclusion income" to our stockholders. However, if we have borrowings with two or more maturities and, (1) those borrowings are secured by mortgages or mortgage-backed securities and (2) the payments made on the borrowings are related to the payments received on the underlying assets, then the borrowings and the pool of mortgages or mortgage-backed securities to which such borrowings relate may be classified as a taxable mortgage pool under the Code. If any part of our investments were to be treated as a taxable mortgage pool, then our REIT status would not be impaired, but a portion of the taxable income we recognize may, under regulations to be issued by the Treasury Department, be characterized as excess inclusion income and allocated among our stockholders to the extent of and generally in proportion to the distributions we make to each stockholder. Any excess inclusion income would:

- not be allowed to be offset by a stockholder's net operating losses;
- be subject to a tax as unrelated business income if a stockholder were a tax-exempt stockholder;
- be subject to the application of U.S. federal withholding tax at the maximum rate (without reduction for any otherwise applicable income tax treaty) with respect to amounts allocable to foreign stockholders; and
- be taxable (at the highest corporate tax rate) to us, rather than to our stockholders, to the extent the excess inclusion income relates to stock held by disqualified organizations (generally, tax-exempt organizations not subject to tax on unrelated business income, including governmental organizations).

Failure to make required distributions would subject us to tax, which would reduce the cash available for distribution to our stockholders.

To maintain our qualification as a REIT, we must distribute to our stockholders each calendar year at least 90% of our REIT taxable income (excluding certain items of non-cash income in excess of a specified threshold), determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than the sum of:

- 85% of our REIT ordinary income for that year;
- 95% of our REIT capital gain net income for that year; and
- any undistributed taxable income from prior years.

We intend to distribute our REIT taxable income to our stockholders in a manner intended to satisfy the 90% distribution requirement and to avoid both corporate income tax and the 4% nondeductible excise tax. REIT taxable income only includes after-tax TRS net income to the extent such TRS distributes a dividend to the REIT. Therefore, our REIT dividend distributions may or may not include after-tax net income from our TRSs.

Our taxable income may substantially exceed our net income as determined by GAAP. As an example, realized capital losses may be included in our GAAP net income, but may not be deductible in computing our taxable income. In addition, we may invest in assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets. Also, our ability, or the ability of our subsidiaries, to deduct interest may be limited under Section 163(j) of the Code. To the extent that we generate such non-cash taxable income or have limitations on our deductions in a taxable year, we may incur corporate income tax and the 4% nondeductible excise tax on that income if we do not distribute such income to stockholders in that year. In that event, we may be required to use cash reserves, incur debt, or liquidate non-cash assets at rates or at times that we regard as unfavorable to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in that year. Moreover, our ability to distribute cash may be limited by available financing facilities. Therefore, our dividend payment level may fluctuate significantly, and, under some circumstances, we may not pay dividends at all.

Our ownership of and relationship with our TRSs will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the equity of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. A TRS will pay U.S. federal, state and local income tax at regular corporate rates on any taxable income that it earns and could be subject to the 15% corporate alternative minimum tax on its adjusted financial statement income if certain income thresholds are met. In addition, the TRS rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. Our TRS after-tax net income would be available for distribution to us but would not be required to be distributed to us. We anticipate that the aggregate value of the TRS stock and securities owned by us will be less than 20% of the value of our total assets (including the TRS stock and securities). Furthermore, we will monitor the value of our investments in our TRSs to ensure compliance with the rule that no more than 20% of the value of our assets may consist of TRS stock and securities (which is applied at the end of each calendar quarter). In addition, we will scrutinize all our transactions with TRSs to ensure that they are entered on arm's-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% limitation discussed above or to avoid application of the 100% excise tax discussed above.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we sold or securitized our assets in a manner that was treated as a sale for U.S. federal income tax purposes. Therefore, to avoid the prohibited transactions tax, we may choose not to engage in certain sales of assets at the REIT level and may securitize assets in transactions that are treated as financing transactions and not as sales for tax purposes even though such transactions may not be the optimal execution on a pre-tax basis. We could avoid any prohibited transactions tax concerns by engaging in securitization transactions through a TRS, subject to certain limitations described above. To the extent that we engage in such activities through domestic TRSs, the income associated with such activities will be subject to U.S. federal (and applicable state and local) corporate income tax. There can be no assurance, however, that we will avoid the application of the 100% tax on net income from prohibited transactions described above.

The interest apportionment rules may affect our ability to comply with the REIT asset and gross income tests.

The mortgage loans we acquire may be subject to the interest apportionment rules under Treasury Regulations Section 1.856-5(c), or the Interest Apportionment Regulation, which generally provides that if a mortgage is secured by both real property and other property, a REIT is required to apportion its annual interest income for purposes of the REIT 75% gross income test. If a mortgage is secured by both real property and personal property and the value of the personal property does not exceed 15% of the aggregate value of the property securing the mortgage, the mortgage is treated as secured solely by real property for this purpose.

For purposes of the asset tests applicable to REITs, Revenue Procedure 2014-51 provides a safe harbor under which the IRS will generally not challenge a REIT's treatment of a loan as being in part a real estate asset in an amount equal to the lesser of the fair market value of the loan or the fair market value of the real property securing the loan at certain relevant testing dates. We believe that all of the mortgage loans that we acquire are secured only by real property. Therefore, we believe that the Interest Apportionment Regulation does not apply to our portfolio.

Nevertheless, if the IRS were to assert successfully that our mortgage loans were secured by property other than real estate, that the Interest Apportionment Regulation applied for purposes of our REIT testing, and that the position taken in Revenue Procedure 2014-51 should be applied to our portfolio, then we might not be able to meet the REIT 75% gross income test, and possibly the asset tests applicable to REITs. If we did not meet these tests, we could lose our REIT status or be required to pay a tax penalty to the IRS.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted because of a foreclosure, excise taxes, state or local income, property and transfer taxes, such as mortgage recording taxes, and other taxes. In addition, to meet the REIT qualification requirements, prevent the recognition of certain types of non-cash income, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold some of our assets through our TRSs or other subsidiary corporations that will be subject to corporate-level income tax at regular corporate rates. In certain circumstances, the ability of our TRSs to deduct net interest expense may be limited. Any of these taxes would decrease cash available for distribution to our stockholders.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our capital stock.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Risks Related to Our Organization and Structure

Certain provisions of Maryland Law, of our charter, and of our bylaws contain provisions that may inhibit potential acquisition bids that stockholders may consider favorable, and the market price of our capital stock may be lower as a result.

- *There are ownership limits and restrictions on transferability and ownership in our charter*. To qualify as a REIT, not more than 50% of the value of our outstanding stock may be owned, directly or constructively, by five or fewer individuals during the second half of any calendar year. To assist us in satisfying this test, among other things, our charter generally prohibits any person or entity from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of any class or series of our outstanding capital stock. This restriction may discourage a tender offer or other transactions or a change in the composition of our Board of Directors or control that might involve a premium price for our shares or otherwise be in the best interests of our stockholders and any shares issued or transferred in violation of such restrictions being automatically transferred to a trust for a charitable beneficiary, thereby resulting in a forfeiture of the additional shares.

- *Our charter permits our Board of Directors to issue stock with terms that may discourage a third party from acquiring us.* Our charter permits our Board of Directors to amend the charter without stockholder approval to increase the total number of authorized shares of stock or the number of shares of any class or series and to issue common or preferred stock, having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption as determined by our Board of Directors. Thus, our Board of Directors could authorize the issuance of stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares might receive a premium for their shares over the then-prevailing market price of our shares.

- *Maryland Control Share Acquisition Act.* Maryland law provides that holders of "control shares" of our company (defined as voting shares of stock which, when aggregated with all other shares controlled by the acquiring stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares. Our bylaws provide that we are not subject to the "control share" provisions of Maryland law. Our Board of Directors, however, may elect to make the "control share" statute applicable to us at any time and may do so without stockholder approval.

- *Business Combinations.* We are subject to the "business combination" provisions of Maryland law that, subject to limitations, prohibit certain business combinations (including a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of our then outstanding voting capital stock or an affiliate or associate of ours who, at any time within the two-year period before the date in question, was the beneficial owner of 10% or more of our then outstanding voting capital stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder. After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our Board of Directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of our voting capital stock and (ii) two-thirds of the votes entitled to be cast by holders of voting capital stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority voting requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. These provisions of Maryland law also do not apply to business combinations that are approved or exempted by a Board of Directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our Board of Directors has by resolution exempted business combinations between us and any other person, provided, that such business combination is first approved by our Board of Directors (including a majority of our directors who are not affiliates or associates of such person).

- *Unsolicited Takeovers*: The "unsolicited takeover" provisions of Maryland law, permit our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to elect to be subject to any or all of five provisions, including a classified board, a two-thirds vote requirement for removing a director, a requirement that the number of directors be fixed only by vote of the directors, a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred, and majority requirement for the calling of a special meeting of stockholders. In addition, through provisions in our charter and Bylaws unrelated to this statute, we (i) require, unless called by the chairman of our Board of Directors, our chief executive officer, our president or our Board of Directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting of stockholders, (ii) require that the number of directors be fixed only by our Board of Directors, (iii) have a classified board and (iv) have a two-thirds vote requirement for the removal of a director. We have elected in our charter to be subject to the provision whereby any vacancy on the board is filled only by a vote of the remaining directors (whether or not they constitute a quorum) for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring, or preventing a change in control of us under the circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then current market price.

- *Classified Board.* Our Board of Directors is divided into three classes of directors. Directors of each class are chosen for terms expiring at the annual meeting of stockholders held in the third year following the year of their election, and each year one class of directors is elected by the stockholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interests of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit stockholders' recourse in the event of actions, not in their best interests.

Our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated for which Maryland law prohibits such exemption from liability.

In addition, our charter authorizes us to obligate our company to indemnify our present and former directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each present or former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made or threatened to be made, a party because of his or her service to us.

<center>**Risks Related to Our Capital Stock**</center>

The market price and trading volume of shares of our capital stock may be volatile.

The market price of shares of our capital stock, including our common and preferred stock, may be highly volatile and could be subject to wide fluctuations. A variety of factors may influence the price of our common and preferred stock in the public trading markets. For example, some investors may perceive REITs as yield-driven investments and compare the annual yield from dividends by REITs with yields on various other types of financial instruments. An increase in market interest rates may lead purchasers of stock to seek a higher annual dividend rate from other investments, which could adversely affect the market price of the stock. Also, the trading volume in shares of our capital stock may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of shares of our capital stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our shares of common and preferred stock include those set forth in this Item 1A. "Risk Factors" section.

We may not be able to pay dividends or other distributions on our capital stock.

Under Maryland law, no distributions on stock may be made if, after giving effect to the distribution, (i) the corporation would not be able to pay the indebtedness of the corporation as such indebtedness becomes due in the usual course of business or (ii) except in certain limited circumstances when distributions are made from net earnings, the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the charter provides otherwise (which our charter does, with respect to any outstanding series of preferred stock), the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution. There can be no guarantee that we will have sufficient cash to pay dividends on any series of our capital stock. Our ability to pay dividends may be impaired if any of the risks described in this Item 1A "Risk Factors" section were to occur. In addition, payment of our dividends depends upon our earnings, our financial condition, maintenance of our REIT qualification and other factors as our Board of Directors may deem relevant from time to time. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to make distributions on our common stock or any series of our preferred stock.

The declaration, amount and payment of future cash dividends on our common stock are subject to uncertainty due to (among other things) disruptions in the mortgage, housing or related sectors.

The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our Board of Directors, and may depend upon our earnings, our financial condition, maintenance of our REIT qualification and other factors as our Board of Directors may deem relevant from time to time. In light of these factors, our Board of Directors may adjust our quarterly cash dividend on our shares of common stock from prior quarters. The payment of dividends may be more uncertain during disruptions in the mortgage, housing or related sectors, such as the current rising interest rate environment.

Capital stock eligible for future sale may have adverse consequences for investors and adverse effects on our share price.

We cannot predict the effect, if any, of future sales of capital stock, or the availability of shares for future sales, on the market price of the capital stock. Sales of substantial amounts of capital stock, or the perception that such sales could occur, may adversely affect prevailing market prices for the common stock. In addition, with certain limited exceptions related to some financing facilities, we are not required to offer any such shares to existing shareholders on a pre-emptive basis. Therefore, it may not be possible for existing shareholders to participate in such future share issues, which may dilute the existing shareholders' interests in us.

Future offerings of debt securities, which would rank senior to our capital stock upon liquidation, and future offerings of equity or equity-linked securities, which would dilute our existing stockholders and may be senior to our capital stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our capital stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity or equity-linked securities, including commercial paper, warrants, senior or subordinated notes and series or classes of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock, if any, and lenders with respect to other borrowings will receive a distribution of our available assets before the holders of our common stock. Additional offerings of equity securities, including securities that may be converted into or exchanged for equity securities, may dilute the holdings of our existing stockholders or reduce the market price of our capital stock, or both. Preferred stock, including our Series A, Series B, Series C, and Series D Preferred Stock, will have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our capital stock, including our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our capital stock bear the risk of our future offerings reducing the market price of our capital stock and diluting their stock holdings in us.

There is a risk that you may not receive dividend distributions, or those dividend distributions may decrease over time. Changes in the amount of dividend distributions we pay or in the tax characterization of dividend distributions we pay may adversely affect the market price of our common stock or may result in holders of our common stock being taxed on dividend distributions at a higher rate than initially expected.

Our dividend distributions are driven by a variety of factors, including our minimum dividend distribution requirements under the REIT tax laws and our REIT taxable income as calculated for tax purposes pursuant to the Code. We generally intend to distribute to our common shareholders at least 90% of our REIT taxable income, although our reported financial results for GAAP purposes may differ materially from our REIT taxable income.

Our ability to pay a dividend per common share per quarter and the dividend on each series of our preferred stock at the stated dividend rate may be adversely affected by many factors, including the risk factors described herein. These same factors may affect our ability to pay other future dividends. In addition, to the extent we determine that future dividends would represent a return of capital to investors, rather than the distribution of income, we may determine to discontinue dividend payments until such time that dividends would again represent a distribution of income. Any reduction or elimination of our payment of dividend distributions would not only reduce the number of dividends you would receive as a holder of our common stock but could also have the effect of reducing the market price of our common stock.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Qualified dividend income payable to U.S. investors that are individuals, trusts, and estates is subject to the reduced maximum tax rate applicable to long-term capital gains. Dividends payable by REITs, however, generally are not eligible for the reduced qualified dividend rates. For taxable years beginning before January 1, 2026, non-corporate taxpayers may deduct up to 20% of certain pass-through business income, including "qualified REIT dividends" (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations. Although the reduced U.S. federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends and the reduced corporate tax rate could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our stock.

We cannot guarantee that any share repurchase program will be fully consummated or will enhance long-term stockholder value, and share repurchases could increase the volatility of our stock prices and could diminish our cash reserves.

We may engage in share repurchases of our common stock and preferred stock from time to time in accordance with authorizations from the Board of Directors. Our repurchase program does not have an expiration date and does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. Further, our share repurchases could affect our share trading prices, increase their volatility, reduce our cash reserves and may be suspended or terminated at any time, which may result in a decrease in the trading prices of our stock.

Holders of our preferred stock have limited voting rights.

The voting rights of holders of any series of our outstanding preferred stock are limited. Our common stock is the only class of our securities that currently carries full voting rights. Holders of any series of our preferred stock may vote only (i) to elect, voting together as a single class, with holders of parity stock having similar voting rights two additional directors to our Board of Directors if six full quarterly dividends (whether or not consecutive) payable on any series of our preferred stock are in arrears, (ii) on amendments to our charter, including the articles supplementary designating any series of our outstanding preferred stock, that materially and adversely affect the rights of the holders of such series or (iii) to authorize or create, or increase the authorized or issued amount of, additional classes or series of stock ranking senior to our outstanding preferred stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity
Risk Management and Strategy

We have a risk management process and strategy in place for assessing, identifying, and managing material risks from cybersecurity threats. Our cybersecurity risk management framework is closely aligned with the National Institute of Standards and Technology ("NIST")'s Cybersecurity Framework ("CSF") and is incorporated into our enterprise risk management process, information systems, vendor engagement process and employee training programs. We focus on people, processes and technology to build a defensive posture against cybersecurity threats that minimizes disruption to our business while maximizing the security and resiliency of the organization.

We focus on people because we believe that one of the first lines of defense is our employees. All new employees are required to complete cybersecurity training. In addition, we provide quarterly cybersecurity training to existing employees, conduct simulated phishing tests, and perform security awareness proficiency assessments to create more effective and targeted training campaigns to strengthen the human firewall. Our employees are required to annually re-affirm adherence to company-wide IT and related policies designed to secure a safe information and communications systems environment. As part of our cybersecurity risk management process, we also conduct third-party led tabletop exercises to practice and prepare to respond to a confirmed or suspected security incident and to highlight any areas for potential improvement.

We focus on process, which includes policies, procedures and governance structures designed to help us identify, assess and response to cybersecurity risks. We have a written cybersecurity framework that closely aligns with NIST's CSF. In addition, we maintain a cyber incident response plan to facilitate our response to cybersecurity incidents and formed an Incident Response Team composed of the Chief Information Security Officer, the Chief Legal Officer, the Chief Operating Officer, the Chief Risk Officer, the Head of Investor Relations, and the Associate General Counsel. The foregoing officers also include within their working teams, non-management employees who are best positioned to identify, assess, respond to and galvanize both internal and third-party resources necessary in the event of a cybersecurity incident. We test the resiliency of our systems through penetration and disaster recovery tests to continually improve our business continuity plan against an ever-changing threat landscape, create redundancies where appropriate for the protection of the Company's assets, have engaged a security operations center to provide 24/7 monitoring of our environment to detect and respond to suspicious activities in the network, and have cybersecurity insurance. We periodically perform an independent third-party cybersecurity maturity assessment of our systems, policies and procedures focused on the NIST's CSF and the SEC's Office of Compliance Inspections and Examinations cybersecurity guidance.

We have also implemented controls designed to identify and mitigate cybersecurity threats associated with our use of third-party service providers, including requiring key service providers to provide evidence that their systems meet appropriate cybersecurity requirements (collaborating with service providers to help assess the sufficiency of their cybersecurity measures, and requiring service providers to notify us promptly of cyber incidents that may affect our systems or data) .

Lastly, we use technology to minimize our exposure to cybersecurity vulnerabilities, implementing software patches in a timely manner and using other technology to promote a safe information and communications systems environment. We avail ourselves of third-party technologies and tools, including tools provided by the Cybersecurity and Infrastructure Security Agency (CISA), other government agencies and third-party cybersecurity experts.

To date, no risks from cybersecurity threats, including those resulting from any previous cybersecurity incidents, have materially affected us, or, to our knowledge are reasonably likely to materially affect us including our business strategy, results of operations or financial condition.

Governance

Our Board, in coordination with the Audit Committee and the Risk Committee, oversees management of cybersecurity risk. They receive regular reports from senior management and our Chief Information Security Office ("CISO") on, among other things, the threat landscape, the Company's cybersecurity program, infrastructure improvements, cybersecurity incident investigations and information security vulnerabilities. The Audit Committee focuses on cybersecurity risk, particularly as it relates to enterprise risk management within the audit and financial reporting process, while the Risk Committee focuses on cybersecurity risk within the Company's overall business risk profile. Refer to Item 7A, "Quantitative or Qualitative Disclosures about Market Risk - Risk Management" included in this 2023 Form 10-K for additional information on our enterprise risk management.

The Company's CISO has a Bachelor of Engineering degree in information technology and more than 25 years of experience in the information technology space, including extensive experience leading our internal IT infrastructure and cybersecurity team. The CISO receives regular updates on cybersecurity matters from his internal IT infrastructure and cybersecurity team as well as outside vendors and advisors that we have engaged. Employees outside of the IT infrastructure and cybersecurity team have also been instructed to elevate any potential cybersecurity issues, whether internal or at a third-party with whom we do business, to the CISO.

The Incident Response Team and the non-management employees who support the Incident Response Team are best positioned to identify, assess, respond to and galvanize both internal and third-party resources in the event of a cybersecurity incident. In the event of a potentially material cybersecurity event, all members of the Incident Response Team are notified and a preliminary assessment of the situation is made. Designated individuals within the Incident Response Team will notify the Chief Executive Officer, and if the situation so warrants, the Board of Directors, cybersecurity experts, outside counsel and other advisors to help further assess and formulate an appropriate response to the situation. A strong working relationship exists between the legal, accounting/finance, IT and business departments so that identified issues are addressed in a timely manner and incidents are reported to the appropriate regulatory bodies as required.

Item 2. Properties

As of December 31, 2023, we do not own any property. Our corporate headquarters is located in leased space at 630 Fifth Avenue, Ste 2400, New York, New York 10111, telephone (212) 626-2300. Our office lease expires in January 2027. We believe that this space is suitable and adequate for our current needs. In addition, we have leases through November 2026, for our off-site back-up facilities and data centers located in Wappingers Falls, New York and Norwalk, Connecticut.

Item 3. Legal Proceedings

None.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock began trading publicly on the NYSE under the trading symbol "CIM" on November 16, 2007. As of January 31, 2024, we had 241,361,867 shares of common stock issued and outstanding which were held by 177 holders of record.

Dividends

We pay quarterly dividends and distribute to our stockholders all or substantially all of our taxable income in each year (subject to certain adjustments). This enables us to qualify for the tax benefits accorded to a REIT under the Code. We have not established a set minimum dividend payment level and our ability to pay dividends may be adversely affected for the reasons described under the caption "Risk Factors." All distributions will be made at the discretion of our Board of Directors and will depend on our taxable income, our financial condition, maintenance of our REIT status and such other factors as our Board of Directors may deem relevant from time to time.

Our Board of Directors declared dividends of $0.70 and $1.12 per share during 2023 and 2022, respectively.

Purchases of Equity Securities

In June 2023, the Company's Board of Directors increased the authorization of the Company's share repurchase program, or the Repurchase Program, by $73 million to $250 million. In January 2024, the Company's Board of Directors updated the authorization to include the Company's preferred stock into the Repurchase Program and increased the authorization by $33 million back up to $250 million.Such authorization does not have an expiration date, and at present, there is no intention to modify or otherwise rescind such authorization. Shares of the Company's common stock and preferred stock may be purchased in the open market, including through block purchases, through privately negotiated transactions, or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The timing, manner, price and amount of any repurchases will be determined at the Company's discretion and the program may be suspended, terminated or modified at any time, for any reason. Among other factors, the Company intends to only consider repurchasing shares of its common stock and preferred stock when the purchase price is less than the last publicly reported book value per common share. In addition, the Company does not intend to repurchase any shares from directors, officers or other affiliates. The program does not obligate the Company to acquire any specific number of shares, and all repurchases will be made in accordance with Rule 10b-18, which sets certain restrictions on the method, timing, price and volume of stock repurchases.

The company did not repurchase any of its common stock and preferred stock during the quarter ended December 31, 2023. The approximate dollar of shares that may yet to be purchased under the share repurchase program was $217 million as of December 31, 2023.

Share Performance Graph

The following graph and table set forth certain information comparing the yearly percentage change in cumulative total return on our common stock to the cumulative total return of the Standard & Poor's Composite-500 Stock Index or S&P 500 Index, and the Bloomberg REIT Mortgage Index, or BBG REIT Index, an industry index of mortgage REITs. The comparison is for the period from December 31, 2018 to December 31, 2023 and assumes the reinvestment of dividends. The graph and table assume that $100 was invested in our common stock and each of the two other indices on December 31, 2018.



	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Chimera	100	128	73	118	50	51
S&P 500 Index	100	131	156	200	164	207
BBG REIT Index	100	124	96	113	86	98

The information in the share performance graph and table has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness can be guaranteed. The historical information set forth above is not necessarily indicative of future performance. Accordingly, we do not make or endorse any predictions as to future share performance.

The share performance graph and table shall not be deemed, under either the Securities Act of 1933, as amended, or the Exchange Act, to be (i) "soliciting material" or "filed" or (ii) incorporated by reference by any general statement into any filing made by us with the SEC, except to the extent that we specifically incorporate such share performance graph and table by reference.

Item 6. [RESERVED]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes to those statements included in Item 15 of this 2023 Form 10-K. The discussion may contain certain forward-looking statements that involve risks and uncertainties. Forward-looking statements are those that are not historical in nature. As a result of many factors, such as those set forth under "Risk Factors" in this 2023 Form 10-K, our actual results may differ materially from those anticipated in such forward-looking statements.

This section of the 2023 Form 10-K generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2021 items and year-to-year comparisons between 2022 and 2021 that are not included in this 2023 Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Executive Summary

We are a publicly traded REIT that is primarily engaged in the business of investing directly or having a beneficial interest in a diversified portfolio of mortgage assets, including residential mortgage loans, Non-Agency RMBS, Agency RMBS, Agency CMBS, business purpose and investor loans, and other real estate-related assets. The MBS and other real estate-related securities we purchase may include investment-grade, non-investment grade, and non-rated classes. We use leverage to increase potential returns from our investments. Our principal business objective is to provide attractive risk-adjusted returns through the generation of distributable income and through asset performance linked to mortgage credit fundamentals. We selectively invest in residential mortgage assets with a focus on credit analysis, projected prepayment rates, interest rate sensitivity and expected return.

We currently focus our investment activities primarily on acquiring residential mortgage loans. In addition, we acquire and own Non-Agency RMBS and Agency mortgage-backed securities, or MBS. At December 31, 2023, based on the fair value of our interest earning assets, approximately 91% of our investment portfolio was residential mortgage loans, 8% of our investment portfolio was Non-Agency RMBS, and 1% of our investment portfolio was Agency MBS. At December 31, 2022, based on the fair value of our interest earning assets, approximately 88% of our investment portfolio was residential mortgage loans, 9% of our investment portfolio was Non-Agency RMBS, and 3% of our investment portfolio was Agency MBS.

We use leverage to seek to increase our potential returns and to finance the acquisition of our assets. We expect to finance our investments using a variety of financing sources, including securitizations, warehouse facilities and repurchase agreements. We may seek to manage our debt and interest rate risk by utilizing interest rate hedges, such as interest rate swaps, caps, options and futures to reduce the effect of interest rate fluctuations related to our financing sources.

Our investment strategy is intended to take advantage of opportunities in the current interest rate and credit environment. We adjust our strategy in response to changing market conditions by shifting our asset allocations across various asset classes as interest rate and credit cycles change over time. We believe that our strategy will provide us an opportunity to pay dividends throughout changing market cycles. We expect to take a long-term view of assets and liabilities.

Business Update

2023 was a dramatic year for the fixed income markets highlighted by geo-political events, tight monetary conditions, high interest rate volatility, and several regional bank failures. The year began with market optimism for an economic soft-landing, which gave way in March as bank failures induced an investor's flight-to-quality driving interest rates lower and credit spreads wider. By summer, concerns about high inflation and a potential recession intensified. Interest rates subsequently reversed course and moved higher. The 10-year U.S. Treasury note reached a low yield of 3.3% in early April and then rose to a yearly high of 5% by the middle of October, a 50% increase in yield from the low. Market sentiment began to shift more favorably in November, as positive economic data suggested the Federal Reserve was beginning to win its battle with inflation. Products across the fixed income and equity markets rallied for the remainder of 2023 with investor expectations of the Federal Reserve easing interest rates in 2024.

The fourth quarter of 2023 was a pivotal quarter for the fixed income market. The 10-year Treasury yield dropped nearly 115 basis points within a month, resulting in a sweeping and powerful bond rally. Lower yields boosted equity valuations substantially, contributing to a broad-based rally, with the S&P 500 generating a 12% gain for the fourth quarter. Housing markets continued to show resiliency, with home price indices showing nationwide increases, although the overall volume of existing home sales remained low due to high mortgage rates and low housing inventory available for sale. The rate for 30-year mortgages reached a peak in 2023 of nearly 8%. The mortgage rate fell as a result of the late-year market rally and settled back to the high-6% range by the end of the year, creating some relief to the housing affordability crisis.

Investment activity during 2023

Higher interest rate volatility, along with a continued yield curve inversion in 2023, presented many challenges throughout the year impacting our business activity and performance. During 2023, we acquired $1.4 billion of residential mortgage loans, down from $1.7 billion in 2022 and $3.2 billion in 2021. We were diligent in diversifying our loan purchases in 2023. Of the settled loans, approximately 50% were seasoned re-performing loans ("RPL"), 33% were non-QM, and the remainder were Business Purpose Loans (BPL). Apart from BPLs, all loans purchased were financed for the long-term through securitization. The loan characteristics of the seasoned RPLs and BPLs were consistent with the characteristics which currently exist in our portfolio. During the fourth quarter we committed to purchasing $152 million residential BPLs which we expect to settle in the first quarter of 2024. Due to the short duration of these loans, we plan to finance them with our existing loan warehouse facilities.

Secured Financing Activity during 2023

Our financing costs continued to increase and remained high throughout 2023. The Federal Reserve increased its target rate four times for a total of 100 basis points and Fed officials provided additional commentary during the early part of 2023 for market participants to expect higher rates for a longer period. Managing our floating rate liabilities through this period of high volatility and increasing rates, remained amongst the top priorities of management. Management was keenly focused, throughout the year, on strengthening our liability structure through proactive portfolio management (selling non-core assets) and securitization, which provides long-term, fixed rate, non-recourse financing.

In January, we exited a maturing $141 million non-mark-to-market secured financing facility and separately entered a new non-mark-to-market secured facility with a different counterparty for principal amount borrowed of $125 million. The new facility has a maturity date in January 2025. While we were able to successfully obtain new financing on our maturing facility, the financing cost on the new facility was considerably higher due to market volatility and the overall interest rate environment at that time.

In the fourth quarter, we refinanced $250 million of an existing high cost, fixed-rate financing facility into a new two-year limited mark-to-market variable-rate facility. Although the new facility is variable-rate, it carries an interest rate cap that is significantly below the previous facility and will represent considerable interest expense savings through the term of the new facility.

On a year-over-year basis, our secured financing agreements (recourse liabilities) decreased by $1.0 billion while increasing our securitized debt (non-recourse liabilities) by $498 million. At year-end, we had no outstanding warehouse financing exposure (recourse liabilities) backed by residential re-performing loans ("RPL"). Our repo funding costs increased by 90 basis-points during the year, consistent with increases in the federal funds rates over the period.

Securitization Activity during 2023

The total market issuance of residential re-performing loans ("RPL") was substantially reduced on a year-over-year basis. We estimate a total gross issuance amongst all issuers of $9 billion RPL for all of 2023 relative to $17 billion RPL for 2022. RPL securitization represents 94% of our total loan securitizations. Despite lower issuance, Chimera maintained a top issuer status of RPL deals during 2023. Our ability to securitize is not limited to RPL and we will continue to seek to optimize our liability structure through securitization which provides long-term non-recourse financing for our residential mortgage loan portfolio.

During the year, we remained active in the securitization market and sold $841 million of re-performing loans into three securitizations in challenging market conditions. We issued $662 billion of new debt at an average advance rate of 80%, locking in long-term financing while giving the company the option to call the debt, and refinance when rates become more favorable in the future. We believe we were one of the top issuers of RPL deals during the year.

In addition, we sponsored two rated securitizations of Non-Agency Investor residential mortgage loans, having a principal balance of $475 million. Securities issued by these securitizations with an aggregate balance of approximately $408 million, were sold in a private placement to institutional investors. These securities represented approximately 86% of the capital structure. We retained an option to call the securitized mortgage loans at any time beginning in the second quarter 2026.

Re-Securitization Activity during 2023

As part of our ongoing liquidity and liability initiative, during the year we were able to extract cash from some of our existing securitizations (due to deleveraging over the years) through re-securitization activity.

In January, we exercised our call rights and terminated four existing securitization trusts, CIM 2020-R4, CIM 2020-NR1, CIM 2018-R5 and CIM 2018-R6, and issued CIM Trust 2023-R1 and CIM Trust 2023-NR1 (commonly referred to as re-securitization). Though the interest rate was higher on the newly issued 2023 trusts, the re-securitizations enabled us to improve our balance sheet structure (as discussed above) and pay off maturing repo with Credit Suisse. We successfully converted $139 million of recourse financing into long-term, non-mark-to-market securitized debt while re-capturing approximately $90 million in cash from the terminated trusts. We estimate the re-securitization activity increased our cost of senior debt financing by approximately 250 basis points compared to the terminated trusts. Both securitizations are callable within two-years which gives us the ability to refinance the securitized debt should interest rates improve in the future.

In April, we exercised our call rights and terminated two existing securitization trusts: CIM 2017-7, and CMLTI 2019-E. In addition to the collateral received by calling these two securitizations, we added an additional $104 million in collateral and issued CIM Trust 2023-R3 and CIM Trust 2023-NR2 (commonly referred to as re-securitization). Though the interest rate was higher on the newly issued 2023 trusts, the interest rate on the senior debt from these deals called were due to an embedded step-up feature to a higher rate. We successfully converted $86 million of recourse financing into long-term, non-mark-to-market securitized debt while re-capturing approximately $43 million cash from the terminated trusts. We estimate the re-securitization activity increased our cost of senior debt financing by approximately 128 basis points compared to the terminated trusts. We were able to negotiate a two-year call on CIM 2023-R3 and a one-year call on CIM 2023-NR2. We are in a position to refinance these structures if rates are lower.

Over the full year 2023, we sponsored $2.6 billion in securitizations (including re-securitizations). These securitizations helped us further strengthen our balance sheet as we prepared for a higher-for-longer interest rate environment.

Asset sales and portfolio composition

Given the challenging operating environment, ongoing liquidity needs, and opportunities to purchase new assets with higher yields, we rebalanced a portion of our investment portfolio that included the sale of some non-core assets. Overall, we sold $344 million Agency CMBS Securities. These sales resulted in a recognized loss of $31.2 million.

Considering the overall investment purchases, sales, and securitization activities, at year end our portfolio consisted of 91% residential mortgage loans, 8% Non-Agency RMBS, and 1% Agency MBS on a fair value basis. Our Agency portfolio was reduced by $328 million year-over-year through a combination of paydowns and sales activities.

Hedging transactions during 2023

We engaged in a series of interest rate hedges to help mitigate the impact of higher interest rates on our future financing and soften the impact of higher interest rates on the overall portfolio value. Our hedging strategies are dynamic. In 2023 we were focused on limiting the impact of higher interest rates, while maintaining optionality for our portfolio to benefit from lower interest rates in the future. The execution of this strategy was challenging due to heightened volatility from the events previously discussed, the magnitude of the overall rate movement and the shape of the yield curve. Over the year, we initiated and terminated a series of pay-fixed interest rate swaps and pay-fixed swaptions which created a realized loss of $45 million for the year. As of December 31, 2023, we maintained open positions in a $1.0 billion 3.26% pay-fixed interest rate swap maturing May 2024 and a $1.5 billion one-year option on a one-year pay-fixed interest rate swap "1 X 1" with maturities in early 2025. If the swaptions are executed, the 1-year interest swaps will carry a blended fixed rate of 3.56%. We believe these hedge positions will help us to achieve our goals.

Considering the velocity and magnitude of interest rate movements, in 2023 we also initiated a hedging program to manage the interest rate risk for the time differential between loan purchase commitment and the closing of loans into securitization. In addition, we used a combination of various U.S. Treasury futures contracts to hedge our exposure to future financing costs. Chimera's hedging techniques attempt to mitigate the interest rate risk but do not capture the impact of credit spread risk. As of December 31, 2023, we did not have any loan and/or securitization commitments or related hedge positions.

Market Conditions and our Strategy

2023 was an interesting year with many challenges and opportunities. To combat inflation, the Fed ramped up interest rates to levels we have not seen in decades. The stock market was expected to decline under this new interest rate environment but returns for all major indices were much stronger than expected. The last two years have been volatile, with stocks falling hard from their January 2022 peak and then whipsawing back throughout 2023. And we're starting to see similar whipsaw action when it comes to mortgage rates. However mortgage rates haven't returned to January 2022 levels, and the expectation is they will not return to those levels in 2024. Home prices are also holding up extremely well with prices a few percentage points higher than they were at this time last year. Overall, the housing market has been incredibly resilient in the face of economic uncertainty. The potential for Federal Reserve rate cuts in 2024 got most of the investor attention over the last few weeks of the fourth quarter, but several additional factors drove earning results this quarter including data on cooling inflation and the refinancing of our high-cost debt in October.

For the full year 2023, spreads on most fixed income sectors were volatile. Spreads then tightened in the later part of the year as investors received positive economic data regarding inflation. Securitized products spreads tightened substantially over the year, retracing much of the widening that occurred in 2022. Specific to the mortgage sectors, commercial real estate started to see some silver linings with lower cap rates, while Residential MBS and other ABS sectors saw tighter spreads and more issuance (tempered in RMBS by low mortgage origination). The CLO market continued to see strong returns and Agency mortgage spreads tightened substantially as prepayment rates stabilized and interest rate volatility began to decrease.

The outlook for 2024 shows signs of a more stable interest rate landscape and more normalized returns. We are positioned for a higher-for-longer rate cycle, and we continue to believe the market can experience some headwinds due to large government deficit spending (and financing needs), geopolitical events and the upcoming 2024 presidential election.

Book value impact

Given the interest rate volatility during the year, the portfolio valuations remained volatile and ended the year with valuations ranging from flat to slightly down. However, realized losses on derivatives, net dilution from capital markets activity, asset sales as noted previously along with dividend distribution in excess of net income during the year lead to a decline in book value. Our book value per common share was $6.75, as of December 31, 2023, as compared to $7.49 as of December 31, 2022. We declared $0.70 common stock dividends per share in 2023. Our economic return on book value, which includes overall change in book value for the period plus dividends was -0.53% for the full year of 2023. The total rate of return on our common stock, including dividend reinvestment, was 3.0% for 2023.

Operating expenses

Operating expenses for the year were lower by 17%, driven mainly by lower compensation of 38% during the year. G&A and servicing expenses remained consistent year over year. Transaction expenses were significantly lower during the second half of the year on account of limited securitization activity. As noted above, we have purchased additional hedges to protect our earnings against rising interest rates.

Capital Markets activity during 2023

Persistently high and volatile interest rates through much of 2023 caused a significant decline in our earnings and a reduction in the common stock dividend brought it more in line with our earnings capability. During the fourth quarter, a less hawkish tone began to set in and while asset yields remained high, it provided us with an opportunity to raise equity and be able to invest in higher yielding assets.

Share repurchase: In June, our Board of Directors announced an increase in common stock buyback authorization by $73 million to $250 million. After this announcement the company repurchased 5.8 million of common stock at an average price of $5.66 for a total of $33 million during the year ended December 31, 2023. In January 2024, the Company's Board of Directors updated the authorization to include the Company's preferred stock into the Repurchase Program and increased the authorization by $33 million back up to $250 million. The quarterly dividend was reduced from $0.23 in the first quarter to $0.11 in the fourth quarter of 2023 as the company looked to align its dividend payout with our earnings outlook.

ATM Program: We issued approximately 14.5 million shares of our common stock at an average price of $5.09 for a total of $74 million during the year ended December 31, 2023.

Strategy going forward.

We continue to manage our portfolio consistent with our belief that interest rates will be higher on a relative basis for longer, despite the change in market sentiment at the end of the year. For the full year we reduced our total recourse financing exposure by $1 billion. We continue to seek opportunities to finance our retained notes from securitizations with long-term, limited, or non-mark-to market finance facilities. We currently have 60% of our recourse financings with these facilities. To further manage our interest rate risk, we intend to use financial derivatives such as futures, interest rate swaps and swaptions to hedge against securitization executions, net interest margin compression and the protection of our book value.

Cash management is critical to our business. We monitor our ongoing needs for margin, repurchase financing maturities, liquidity, and new investments. Over time, we expect to continue to acquire and securitize mortgage loans as well as further implement the company's call optimization strategy on our securitizations. With available funds, we plan to evaluate the merits of any new investments and compare them to the merits of repurchasing outstanding common and preferred stock, or reducing higher cost liabilities as they mature. The timing of these re-securitizations is impacted by many factors, including credit performance, prepayment speeds and interest rates.

As we navigate current market conditions, we are focused on maintaining low recourse leverage and managing our liquidity with a proper balance of both cash and unencumbered securities. Our credit portfolio continued to perform well in the fourth quarter. Our current credit performance on our portfolio continues to be within, or better than, our original investment expectations on mortgage delinquencies, default rates, and recoveries. We monitor our portfolio regularly and seek opportunities to improve upon our liquidity, capital structure and investment returns. We have historically achieved success through re-securitization and have a substantial amount of capital that can be re-captured in the future. We believe there will be ample opportunity to extract additional portfolio value when interest rates moderate and the capital markets improve.

Over the course of the low-rate environment that persisted for many years (prior to the last two years of higher rates), our investment portfolio was able to generate an above market risk premium for our shareholders compared to the risk premium available on assets in the broad market. Over the last two years we have seen a decline in risk premium and a steep increase in financing costs due to Fed tightening and an inverted yield curve. We believe this will begin to reverse as the Fed eventually moves back to lower rates. Looking forward, we are committed to resetting, managing, executing, and aligning the risk premium to be in line with or above the market risk premium available for the investments available in the broad market.

Business Operations

Net Income (Loss) Summary

The table below presents our net income (loss) on a GAAP basis for the years ended December 31, 2023, 2022, and 2021.

Net Income (Loss)

(dollars in thousands, except share and per share data)

(unaudited)

		For the Year Ended				
		December 31, 2023		December 31, 2022		December 31, 2021
Net interest income:						
Interest income [1]	$	772,904	$	773,121	$	937,546
Interest expense [2]		509,541		333,293		326,628
Net interest income		263,363		439,828		610,918
Increase (decrease) in provision for credit losses		11,371		7,037		33
Other investment gains (losses):						
Net unrealized gains (losses) on derivatives		(6,411)		(1,482)		—
Realized gains (losses) on derivatives		(40,957)		(561)		—
Periodic interest cost of swaps, net		17,167		(1,752)		—
Net gains (losses) on derivatives		(30,201)		(3,795)		—
Net unrealized gains (losses) on financial instruments at fair value		34,373		(736,899)		437,357
Net realized gains (losses) on sales of investments		(31,234)		(76,473)		45,313
Gains (losses) on extinguishment of debt		3,875		(2,897)		(283,556)
Other investment gains (losses)		1,091		(1,866)		—
Total other gains (losses)		(22,096)		(821,930)		199,114
Other expenses:						
Compensation and benefits		30,570		49,378		46,823
General and administrative expenses		25,117		22,651		22,246
Servicing and asset manager fees		32,624		36,005		36,555
Transaction expenses		15,379		16,146		29,856
Total other expenses		103,690		124,180		135,480
Income (loss) before income taxes		126,206		(513,319)		674,519
Income taxes		102		(253)		4,405
Net income (loss)	$	126,104	$	(513,066)	$	670,114
Dividends on preferred stock		73,750		73,765		73,764
Net income (loss) available to common shareholders	$	52,354	$	(586,831)	$	596,350
Net income (loss) per share available to common shareholders:						
Basic	$	0.23	$	(2.51)	$	2.55
Diluted	$	0.23	$	(2.51)	$	2.44
Weighted average number of common shares outstanding:						
Basic		230,057,356		233,938,745		233,770,474
Diluted		232,617,866		233,938,745		245,496,926
Dividends declared per share of common stock	$	0.70	$	1.12	$	1.29

(1) Includes interest income of consolidated VIEs of $593,384, $551,253, and $586,580 for the years ended December 31, 2023, 2022, and 2021, respectively.
(2) Includes interest expense of consolidated VIEs of $282,542, $197,823, and $203,135 for the years ended December 31, 2023, 2022, and 2021, respectively.

See accompanying notes to consolidated financial statements.

Results of Operations for the Years Ended December 31, 2023 and 2022.

Our primary source of income is interest income earned on our assets, net of interest expense paid on our financing liabilities.

The volatility in the interest rate and MBS markets during 2023 as discussed above resulted in an increase in our interest expense and muted market pricing improvements on our portfolio as compared to 2022. For the year ended December 31, 2023, our net income available to common shareholders was $52 million, or $0.23 per average basic common share, compared to a net loss of $587 million, or $2.51 per average basic common share for the year ended December 31, 2022. During the year ended December 31, 2023, we had net interest income of $263 million and unrealized gains on financial instruments at fair value of $34 million, offset in part by operating expenses of $104 million, preferred stock dividend of $74 million, realized losses on sales of investment of $31 million, and net losses derivative of $30 million. The increase in net income available to common shareholders for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily driven by an increase in unrealized gains on financial instruments at fair value of $771 million which was partially offset by an increase in interest expense of $176 million.

The net loss available for the year ended December 31, 2022 was primarily driven by mark-to-market losses on our portfolio's asset prices due to continued increases in interest rates and credit spread widening. During the year ended December 31, 2022, we had net unrealized losses on financial instruments at fair value of $737 million, other expenses of $124 million and net realized losses on sale of investment of $76 million, partially offset by net interest income of $440 million.

Interest Income

Interest income remained relatively unchanged at $773 million for the year ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, the yields on our average interest earning assets increased by 10 basis points at 5.7%, as compared to 5.6% for the year ended December 31, 2022. Our average interest earning assets decreased by $268 million to $13.4 billion as compared to $13.6 billion from the same period of 2022.

We reduced our Agency MBS and Non-Agency RMBS positions by $381 million and $160 million, respectively, and increased our Loans held for investments by $273 million during 2023 as compared to 2022. Due to these changes in our portfolio our Agency MBS and Non-Agency RMBS interest income decreased by $30 million and $30 million, respectively, during the year ended December 31, 2023 as compared to 2022. This decrease was offset by an increase in interest income of $53 million on our Loans held for investment portfolio during the year ended December 31, 2023 as compared to 2022.

Interest Expense

Interest expense increased by $177 million, or 53%, to $510 million for the year ended December 31, 2023 as compared to $333 million for the year ended December 31, 2022. This increase in our interest expense during the year ended December 31, 2023, as compared to the same period of 2022, was primarily driven by the increases in borrowing rates on our secured financing agreements and securitized debt, due to increases in the Federal Funds Rate.

The interest expense on our securitized debt increased by $83 million during the year ended December 31, 2023, as the average borrowing rates on our securitizations increased by 90 basis points as compared to the year ended December 31, 2022. During the year ended December 31, 2023, our interest expense on secured financing agreements collateralized by Loans held for investments and Non-Agency RMBS increased by $42 million and $33 million, respectively, due to the higher Federal Funds Rate as compared to the year ended December 31, 2022.

Economic Net Interest Income

Our Economic net interest income is a non-GAAP financial measure that equals GAAP net interest income adjusted for net periodic interest cost of interest rate swaps and excludes interest earned on cash. For the purpose of computing economic net interest income and ratios relating to cost of funds measures throughout this section, interest expense includes net payments on our interest rate swaps, which is presented as a part of Net gains (losses) on derivatives in our Consolidated Statements of Operations. Interest rate swaps are used to manage the increase in interest paid on secured financing agreements in a rising rate environment. Presenting the net contractual interest payments on interest rate swaps with the interest paid on interest-bearing liabilities reflects our total contractual interest payments. We believe this presentation is useful to investors because it depicts the economic value of our investment strategy by showing all components of interest expense and net interest income of our investment portfolio. However, Economic net interest income should not be viewed in isolation and is not a substitute for net interest income computed in accordance with GAAP. Where indicated, interest expense, adjusting for any interest earned on cash, is referred to as Economic interest expense. Where indicated, net interest income reflecting net periodic interest cost of interest rate swaps and any interest earned on cash, is referred to as Economic net interest income.

The following table reconciles the Economic net interest income to GAAP net interest income and Economic interest expense to GAAP interest expense for the periods presented.

	GAAP Interest Income	GAAP Interest Expense	Periodic Interest Cost of Interest Rate Swaps	Interest Expense on Long Term Debt	Economic Interest Expense	GAAP Net Interest Income	Periodic Interest Cost of Interest Rate Swaps	Other[1]	Economic Net Interest Income
For the Year Ended December 31, 2023	$ 772,904	$ 509,541	$ (17,167)	$ —	$ 492,374	$ 263,363	$ 17,167	$ (9,871)	$ 270,659
For the Year Ended December 31, 2022	$ 773,121	$ 333,293	$ 1,752	$ —	$ 335,045	$ 439,828	$ (1,752)	$ (2,505)	$ 435,571
For the Year Ended December 31, 2021	$ 937,546	$ 326,628	$ —	$ (2,274)	$ 324,354	$ 610,918	$ —	$ 2,208	$ 613,126
For the Quarter Ended December 31, 2023	$ 191,204	$ 126,553	$ (5,296)	$ —	$ 121,257	$ 64,651	$ 5,296	$ (1,651)	$ 68,296
For the Quarter Ended September 30, 2023	$ 195,591	$ 132,193	$ (4,894)	$ —	$ 127,299	$ 63,398	$ 4,894	$ (2,301)	$ 65,991
For the Quarter Ended June 30, 2023	$ 196,859	$ 131,181	$ (4,159)	$ —	$ 127,022	$ 65,678	$ 4,159	$ (2,884)	$ 66,953
For the Quarter Ended March 31, 2023	$ 189,250	$ 119,615	$ (2,819)	$ —	$ 116,796	$ 69,635	$ 2,819	$ (3,035)	$ 69,419

(1) Primarily interest income on cash and cash equivalents and interest expense on Long-term debt.

Net Interest Rate Spread

The following table shows our average earning assets held, interest earned on assets, yield on average interest earning assets, average debt balance, economic interest expense, economic average cost of funds, economic net interest income and net interest rate spread for the periods presented.

	For the Quarter Ended								
	December 31, 2023 (dollars in thousands)			September 30, 2023 (dollars in thousands)			December 31, 2022 (dollars in thousands)		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets:									
Interest-earning assets [1]:									
Agency RMBS	$ 19,136	$ 303	6.3 %	$ 18,990	$ 234	4.9 %	$ 31,542	$ 346	4.4 %
Agency CMBS	105,270	1,138	4.3 %	124,094	1,701	5.5 %	441,421	4,291	3.9 %
Non-Agency RMBS	950,366	29,611	12.5 %	961,257	28,826	12.0 %	1,013,693	29,304	11.6 %
Loans held for investment	11,882,662	158,501	5.3 %	12,188,221	162,530	5.3 %	12,075,239	151,478	5.0 %
Total	$ 12,957,434	$ 189,553	5.9 %	$13,292,562	$ 193,290	5.8 %	$13,561,895	$ 185,419	5.5 %
Liabilities and stockholders' equity:									
Interest-bearing liabilities [2]:									
Secured financing agreements collateralized by:									
Agency RMBS	$ —	$ —	— %	$ —	$ —	— %	$ 4,547	$ 46	4.0 %
Agency CMBS	75,847	1,071	5.6 %	90,205	1,200	5.3 %	358,914	3,464	3.9 %
Non-Agency RMBS	710,550	13,561	7.6 %	742,579	17,769	9.6 %	788,795	13,275	6.7 %
Loans held for investment	1,761,188	30,298	6.9 %	1,832,445	29,896	6.5 %	1,971,144	33,776	6.9 %
Securitized debt	8,422,017	76,327	3.6 %	8,663,773	78,434	3.6 %	8,056,913	57,959	2.9 %
Total	$ 10,969,602	$ 121,257	4.4 %	$11,329,002	$ 127,299	4.5 %	$11,180,313	$ 108,520	3.9 %
Economic net interest income/net interest rate spread		$ 68,296	1.5 %		$ 65,991	1.3 %		$ 76,899	1.6 %
Net interest-earning assets/net interest margin	$ 1,987,832		2.1 %	$ 1,963,560		2.0 %	$ 2,381,582		2.3 %
Ratio of interest-earning assets to interest bearing liabilities	1.18			1.17			1.21		

(1) Interest-earning assets at amortized cost

(2) Interest includes periodic net interest cost on swaps

	For the Year Ended					
	December 31, 2023			December 31, 2022		
	(dollars in thousands)			(dollars in thousands)		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets:						
Interest-earning assets [1]:						
Agency RMBS	$ 18,907	$ 1,164	6.2 %	$ 93,287	$ 1,185	1.3 %
Agency CMBS	176,826	7,523	4.3 %	483,500	37,884	7.8 %
Non-Agency RMBS	970,211	118,078	12.2 %	1,130,059	147,907	13.1 %
Loans held for investment	12,214,061	636,268	5.2 %	11,940,993	583,640	4.9 %
Total	$ 13,380,005	$ 763,033	5.7 %	$ 13,647,839	$ 770,616	5.6 %
Liabilities and stockholders' equity:						
Interest-bearing liabilities [2]:						
Secured financing agreements collateralized by:						
Agency RMBS	$ 1,551	$ 118	7.6 %	$ 11,714	$ 158	1.3 %
Agency CMBS	139,746	6,878	4.9 %	376,551	6,512	1.7 %
Non-Agency RMBS	744,208	64,831	8.7 %	820,997	32,311	3.9 %
Loans held for investment	1,950,810	127,627	6.5 %	1,998,874	85,874	4.3 %
Securitized debt	8,408,355	292,920	3.5 %	8,064,675	210,190	2.6 %
Total	$ 11,244,670	$ 492,374	4.4 %	$ 11,272,811	$ 335,045	3.0 %
Economic net interest income/net interest rate spread		$ 270,659	1.3 %		$ 435,571	2.6 %
Net interest-earning assets/net interest margin	$ 2,135,335		2.0 %	$ 2,375,028		3.2 %
Ratio of interest-earning assets to interest bearing liabilities	1.19			1.21		

(1) Interest-earning assets at amortized cost

(2) Interest includes periodic net interest cost on swaps

Economic Net Interest Income and the Average Earning Assets

Our Economic net interest income (which is a non-GAAP measure, see "Economic net interest income" discussion earlier for details) decreased by $165 million to $271 million for the year ended December 31, 2023 from $436 million for the year ended December 31, 2022. Our net interest rate spread, which equals the yield on our average interest-earning assets less the economic average cost of funds, decreased by 130 basis points for the year ended December 31, 2023, as compared to the same period of 2022. The net interest margin, which equals the Economic net interest income as a percentage of the net average balance of our interest-earning assets less our interest-bearing liabilities, decreased by 120 basis points for the year ended December 31, 2023, as compared to the same period of 2022. Our Average net interest-earning assets decreased by $240 million to $2.1 billion for the year ended December 31, 2023, compared to $2.4 billion for the same period of 2022. The decrease in our net interest rate spread for the year ended December 31, 2023 as compared to the year ended December 31, 2022 is primarily due to higher interest expense on our securitized debt collateralized by loans and secured financing agreements driven by higher Federal Funds Rate.

Economic Interest Expense and the Cost of Funds

The borrowing rate at which we are able to finance our assets using secured financing agreements is typically correlated to SOFR and the term of the financing. The borrowing rate on the majority of our securitized debt is fixed and correlated to the term of the financing. The table below shows our average borrowed funds, Economic interest expense, average cost of funds (inclusive of periodic interest costs on swaps), average one-month SOFR, average three-month SOFR and average one-month SOFR relative to average three-month SOFR.

	Average Debt Balance	Economic Interest Expense	Average Cost of Funds	Average One-Month SOFR	Average Three-Month SOFR	Average One-Month SOFR Relative to Average Three-Month SOFR
			(Ratios have been annualized, dollars in thousands)			
For The Year Ended December 31, 2023	$ 11,244,670	$ 492,374	4.38 %	5.07 %	5.17 %	(0.10)%
For The Year Ended December 31, 2022	$ 11,272,811	$ 335,045	2.97 %	1.85 %	2.18 %	(0.33)%
For The Year Ended December 31, 2021	$ 12,244,263	$ 324,354	2.65 %	0.04 %	0.05 %	(0.01)%
For the Quarter Ended December 31, 2023	$ 10,969,602	$ 121,257	4.42 %	5.34 %	5.38 %	(0.04)%
For the Quarter Ended September 30, 2023	$ 11,329,002	$ 127,299	4.49 %	5.30 %	5.37 %	(0.07)%
For the Quarter Ended June 30, 2023	$ 11,517,226	$ 127,022	4.41 %	5.04 %	5.13 %	(0.09)%
For the Quarter Ended March 31, 2023	$ 11,258,996	$ 116,796	4.15 %	4.62 %	4.79 %	(0.17)%

Average interest-bearing liabilities decreased by $28 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. Economic interest expense increased by $157 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022 due to the increases in our secured financing agreements and securitized debt borrowing rates driven by higher Federal Funds Rates. While we may use interest rate hedges to mitigate risks related to changes in interest rate, the hedges may not fully offset interest expense movements.

Provision for Credit Losses

For the year ended December 31, 2023, we recorded an increase in provision for credit losses of $4 million, to $11 million, as compared to the provision of credit losses of $7 million for the year ended December 31, 2022. The increase in provision for credit losses for the year ended December 31, 2023 is primarily due to an increase in expected losses and delinquencies. In addition, certain Non-Agency RMBS positions, now have higher unrealized losses and resulted in the recognition of an allowance for credit losses which was previously limited by unrealized gains on these investments.

Net Gains (Losses) on Derivatives

We use derivatives to economically hedge the effects of changes in interest rates on our portfolio, specifically our secured financing agreements. Unrealized gains and losses include the change in market value, period over period, on our derivatives portfolio. Changes in market value are generally a result of changes in interest rates. We may or may not ultimately realize these unrealized derivative gains and losses depending on trade activity, changes in interest rates and the values of the underlying securities. The net gains and losses on our derivatives include both unrealized and realized gains and losses. Realized gains and losses include the net cash paid and received on our interest rate swaps during the period as well as sales, terminations and settlements of our swaps, swaptions and U.S. Treasury futures.

The table below shows a summary of our net gains (losses) on derivative instruments, for the years ended December 31, 2023, 2022, and 2021, respectively.

	For the Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
	(dollars in thousands)		
Periodic interest income (expense) on interest rate swaps, net	$ 17,167	$ (1,752)	$ —
Realized gains (losses) on derivative instruments, net:			
Swaps - Terminations	(45,226)	(561)	—
Treasury futures	(6,344)	—	—
Swaptions	10,613	—	—
Total realized gains (losses) on derivative instruments, net	$ (40,957)	(561)	—
Unrealized gains (losses) on derivative instruments, net:			
Interest rate swaps	497	(10,358)	—
Swaptions	(6,908)	8,876	—
Total unrealized gains (losses) on derivative instruments, net:	(6,411)	(1,482)	—
Total gains (losses) on derivative instruments, net	$ (30,201)	$ (3,795)	$ —

During the year ended December 31, 2023 and 2022, we recognized total net losses on derivatives of $30 million and $4 million, respectively. Unrealized gains and losses include the change in market value, period over period, on our derivatives portfolio. Changes in market value are generally a result of changes in interest rates. We may or may not ultimately realize these unrealized derivative gains and losses depending on trade activity, changes in interest rates and the values of the underlying securities.

The weighted average pay rate on our interest rate swaps at December 31, 2023 was 3.26% and the weighted average receive rate was 5.40%. At December 31, 2023, the weighted average maturity on our interest rate swaps was less than one year. The weighted average pay rate on our interest rate swaps at December 31, 2022 was 4.07% and the weighted average receive rate was 4.30%. At December 31, 2022, the weighted average maturity on our interest rate swaps was 4 years.

We paid $45 million to terminate interest rate swaps with a notional value of $2.5 billion during the year ended December 31, 2023. The terminated swaps had original maturities ranging from 2025 to 2028. We paid $561 thousand to terminate interest rate swaps with a notional value of $1.0 billion during the year ended December 31, 2022. The terminated swaps had original maturity of 2024.

During the year ended December 31, 2023, we entered into three swaption contracts for a one-year forward starting swaps with a total notional of $1.5 billion with a 3.56% strike rate. The underlying swap terms will allow us to pay a fix rate of 3.56% and receive floating overnight SOFR rate. Additionally, during the year ended December 31, 2023, we terminated our existing $1.0 billion notional swaption contract in exchange for a one-year swap. We also entered into and terminated three new swaptions contracts with $2.3 billion notional during the year ended December 31, 2023. We had net realized gains of $11 million on these swaption terminations. During the year ended December 31, 2022, we purchased a swaption contract for a one-year forward starting swap of $1.0 billion in notional amount with a weighted average strike rate of 3.26%. We paid a $6 million premium for the purchase of this swaption contract.

During the year ended December 31, 2023, we entered into 6,000 short 5-year and 1,875 short 2-year U.S. Treasury futures contract with a notional of $600 million and $375 million, respectively, which we subsequently covered and had no outstanding U.S. Treasury futures contract at December 31, 2023. We had a net realized loss of $6 million on covering these short U.S. Treasury futures contract. We also entered into 400 call options on 2-year and 5-year U.S. Treasury futures and subsequently covered them during the year ended December 31, 2023 for a realized loss of $187 thousand.

Changes in our derivative positions were primarily a result of changes in our secured financing composition and changes in interest rates.

Net Unrealized Gains (Losses) on Financial Instruments at Fair Value

During the year ended December 31, 2023, changes in market value on our portfolio were modestly positive compared to the market value losses during the year ended December 31, 2022. During 2022, the Fed Funds Rate increases, headline inflation, the inversion of the yield curve, and widening of credit spreads resulted in significant increases in market volatility and unrealized losses on our investment portfolio. 2023, while still experiencing market volatility, has been relatively stable and market prices have remained slightly positive as compared to 2022. We recorded Net unrealized gains on financial instruments at fair value of $34 million for the year ended December 31, 2023, as compared to Net unrealized losses on financial instruments at fair value of $737 million for the year ended December 31, 2022.

Gains and Losses on Sales of Assets

We do not forecast sales of investments as we generally expect to invest for long term gains. However, from time to time, we may sell assets to create liquidity necessary to pursue new opportunities, to achieve targeted leverage ratios as well as for gains when prices indicate a sale is most beneficial to us, or is the most prudent course of action to maintain a targeted risk adjusted yield for our investors.

During the year ended December 31, 2023, we sold some of our Agency MBS investments as part of our portfolio optimization efforts and realized a loss of $31 million. During the year ended December 31, 2022, we sold some of our Agency IO and Non-Agency RMBS investments and realized a loss of $76 million.

Gain and Loss on Extinguishment of Debt

We recognized losses on extinguishment of debt of $2 million and $3 million, respectively, for the year ended December 31, 2023 and December 31, 2022, related to early termination of certain of our secured financing agreements.

When we acquire our outstanding securitized debt, we extinguish the outstanding debt and recognize a gain or loss based on the difference between the carrying value of the debt and the cost to acquire the debt which is reflected in the Consolidated Statements of Operations as a gain or loss on extinguishment of debt.

Securitized Debt Collateralized by Non-Agency RMBS

We did not acquire any securitized debt collateralized by Non-Agency RMBS during the year ended December 31, 2023 and December 31, 2022.

Securitized Debt Collateralized by Loans Held for Investment

During the year ended December 31, 2023, we acquired securitized debt collateralized by Loans held for investment with an amortized cost balance of $551 million for $545 million. These transactions resulted in net gain on extinguishment of debt of $6 million. We did not acquire any securitized debt collateralized by loans held for investment during the year ended December 31, 2022.

Compensation, General and Administrative Expenses and Transaction Expenses

The table below shows our total compensation and benefit expense, general and administrative, or G&A expenses, and transaction expenses as compared to average total assets and average equity for the periods presented.

	Total Compensation, G&A and Transaction Expenses	Total Compensation, G&A and Transaction Expenses/Average Assets	Total Compensation, G&A and Transaction Expenses/Average Equity
	(Ratios have been annualized, dollars in thousands)		
For The Year Ended December 31, 2023	$ 71,067	0.53 %	2.74 %
For The Year Ended December 31, 2022	$ 88,175	0.61 %	2.87 %
For The Year Ended December 31, 2021	$ 98,925	0.61 %	2.67 %
For the Quarter Ended December 31, 2023	$ 13,144	0.41 %	2.08 %
For the Quarter Ended September 30, 2023	$ 12,641	0.38 %	1.99 %
For the Quarter Ended June 30, 2023	$ 22,604	0.65 %	3.46 %
For the Quarter Ended March 31, 2023	$ 22,678	0.66 %	3.41 %

The Compensation and benefit costs were approximately $31 million and $49 million for the year ended December 31, 2023 and December 31, 2022, respectively. The decrease in Compensation and benefit costs were primarily driven by lower performance based compensation costs.

The general and administrative expenses were approximately $25 million and $23 million for the year ended December 31, 2023 and December 31, 2022, respectively. The G&A expenses are primarily comprised of legal, market data and research, auditing, consulting, information technology, and independent investment consulting expenses.

We incurred transaction expenses in relation to securitizations of $15 million and $16 million for the year ended December 31, 2023 and December 31, 2022, respectively.

Servicing and Asset Manager Fees

The servicing fees and asset manager expenses were $33 million and $36 million for the year ended December 31, 2023 and December 31, 2022, respectively. These servicing fees are primarily related to the servicing costs of the whole loans held in consolidated securitization vehicles and are paid from interest income earned by the VIEs. The servicing fees generally range from 2 to 50 basis points of unpaid principal balances of our consolidated VIEs.

Earnings available for distribution

Earnings available for distribution is a non-GAAP measure and is defined as GAAP net income excluding unrealized gains or losses on financial instruments carried at fair value with changes in fair value recorded in earnings, realized gains or losses on the sales of investments, gains or losses on the extinguishment of debt, changes in the provision for credit losses, other gains or losses on equity investments, and transaction expenses incurred. Transaction expenses are primarily comprised of costs only incurred at the time of execution of our securitizations and certain structured secured financing agreements and include costs such as underwriting fees, legal fees, diligence fees, bank fees and other similar transaction related expenses. These costs are all incurred prior to or at the execution of the transaction and do not recur. Recurring expenses, such as servicing fees, custodial fees, trustee fees and other similar ongoing fees are not excluded from earnings available for distribution. We believe that excluding these costs is useful to investors as it is generally consistent with our peer groups treatment of these costs in their non-GAAP measures presentation, mitigates period to period comparability issues tied to the timing of securitization and structured finance transactions, and is consistent with the accounting for the deferral of debt issue costs prior to the fair value election option made by us. In addition, we believe it is important for investors to review this metric which is consistent with how management internally evaluates the performance of the Company. Stock compensation expense charges incurred on awards to retirement eligible employees is reflected as an expense over a vesting period (generally 36 months) rather than reported as an immediate expense.

Earnings available for distribution is the Economic net interest income, as defined previously, reduced by compensation and benefits expenses (adjusted for awards to retirement eligible employees), general and administrative expenses, servicing and asset manager fees, income tax benefits or expenses incurred during the period, as well as the preferred dividend charges.

We view Earnings available for distribution as one measure of our investment portfolio's ability to generate income for distribution to common stockholders. Earnings available for distribution is one of the metrics, but not the exclusive metric, that our Board of Directors uses to determine the amount, if any, of dividends on our common stock. Other metrics that our Board of Directors may consider when determining the amount, if any, of dividends on our common stock include (among others) REIT taxable income, dividend yield, book value, cash generated from the portfolio, reinvestment opportunities and other cash needs. In addition, Earnings available for distribution is different than REIT taxable income and the determination of whether we have met the requirement to distribute at least 90% of our annual REIT taxable income (subject to certain adjustments) to our stockholders in order to maintain qualification as a REIT is not based on Earnings available for distribution. Therefore, Earnings available for distribution should not be considered as an indication of our REIT taxable income, a guaranty of our ability to pay dividends, or as a proxy for the amount of dividends we may pay. We believe Earnings available for distribution as described above helps us and investors evaluate our financial performance period over period without the impact of certain transactions. Therefore, Earnings available for distribution should not be viewed in isolation and is not a substitute for net income or net income per basic share computed in accordance with GAAP. In addition, our methodology for calculating Earnings available for distribution may differ from the methodologies employed by other REITs to calculate the same or similar supplemental performance measures, and accordingly, our Earnings available for distribution may not be comparable to the Earnings available for distribution reported by other REITs.

The following table provides GAAP measures of net income and net income per diluted share available to common stockholders for the periods presented and details with respect to reconciling the line items to Earnings available for distribution and related per average diluted common share amounts. Earnings available for distribution is presented on an adjusted dilutive shares basis.

	For the Years Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
	(dollars in thousands, except per share data)		
GAAP Net income (loss) available to common stockholders	$ 52,354	$ (586,831)	$ 596,350
Adjustments:			
Net unrealized (gains) losses on financial instruments at fair value	(34,373)	736,899	(437,357)
Net realized (gains) losses on sales of investments	31,234	76,473	(45,313)
(Gains) losses on extinguishment of debt	(3,875)	2,897	283,556
Interest expense on long term debt	—	—	2,274
Increase (decrease) in provision for credit losses	11,371	7,037	33
Net unrealized (gains) losses on derivatives	6,411	1,482	—
Realized (gains) losses on terminations of interest rate swaps	40,957	561	—
Transaction expenses	15,379	16,146	29,856
Stock Compensation expense for retirement eligible awards	966	(205)	(432)
Other investment (gains) losses	(1,091)	1,866	—
Earnings available for distribution	$ 119,333	$ 256,325	$ 428,967
GAAP net income (loss) per diluted common share	$ 0.23	$ (2.51)	$ 2.44
Earnings available for distribution per adjusted diluted common share	$ 0.51	$ 1.08	$ 1.78

(1) Included in net realized gains (losses) on derivatives in the Consolidated Statement of Operations

The table below summarizes the reconciliation from weighted-average diluted shares under GAAP to the weighted average adjusted diluted shares used for Earnings available for distribution for the years ended December 31, 2023, 2022 and 2021.

	For the Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Weighted average diluted shares - GAAP	232,617,866	233,938,745	245,496,926
Potentially dilutive shares (1)	—	2,617,417	—
Non-participating Warrants	—	—	(5,070,543)
Adjusted weighted average diluted shares - Earnings available for distribution	232,617,866	236,556,162	240,426,383

(1) Potentially dilutive shares related to restricted stock units and performance stock units excluded from the computation of weighted average GAAP diluted shares because their effect would have been anti-dilutive given the GAAP net loss available to common shareholders for the year ended December 31, 2022.

	For the Quarters Ended				
	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
	(dollars in thousands, except per share data)				
GAAP Net income (loss) available to common stockholders	$ 12,104	$ (16,268)	$ 17,586	$ 38,928	$ 78,716
Adjustments:					
Net unrealized (gains) losses on financial instruments at fair value	(6,815)	43,988	(6,954)	(64,592)	(112,026)
Net realized (gains) losses on sales of investments	3,752	460	21,758	5,264	39,443
(Gains) losses on extinguishment of debt	2,473	—	(4,039)	(2,309)	—
Increase (decrease) in provision for credit losses	2,330	3,217	2,762	3,062	3,834
Net unrealized (gains) losses on derivatives	15,871	(17)	(17,994)	8,551	10,171
Realized (gains) losses on derivatives	—	—	6,822	34,134	561
Transaction expenses	425	90	8,456	6,409	3,274
Stock Compensation expense for retirement eligible awards	(391)	(392)	(388)	2,141	(309)
Other investment (gains) losses	986	(2,381)	421	(117)	2,383
Earnings available for distribution	$ 30,735	$ 28,697	$ 28,430	$ 31,471	$ 26,047
GAAP net income (loss) per diluted common share	$ 0.05	$ (0.07)	$ 0.08	$ 0.17	$ 0.34
Earnings available for distribution per adjusted diluted common share	$ 0.13	$ 0.13	$ 0.12	$ 0.13	$ 0.11

The table below summarizes the reconciliation from weighted-average diluted shares under GAAP to the weighted-average adjusted diluted shares used for Earnings available for distribution for the periods reported below.

	For the Quarters Ended				
	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Weighted average diluted shares - GAAP	232,329,323	226,734,643	233,867,501	235,201,614	234,240,836
Potentially dilutive shares [1]	—	1,997,547	—	—	—
Adjusted weighted average diluted shares - Earnings available for distribution	232,329,323	228,732,190	233,867,501	235,201,614	234,240,836

(1) Potentially dilutive shares related to restricted stock units and performance stock units excluded from the computation of weighted average GAAP diluted shares because their effect would have been anti-dilutive given the GAAP net loss available to common shareholders for the quarter ended September 30, 2023.

Our Earnings available for distribution for the year ended December 31, 2023 were $119 million, or $0.51 per average diluted common share, and decreased by $137 million, or $0.57 per average diluted common share, as compared to $256 million, or $1.08 per average diluted common share for the year ended December 31, 2022. The decrease in Earnings available for distribution was driven by an increase in interest expense on our secured financing agreements and securitized debt collateralized by loans due to higher Federal Funds rate during the year ended December 31, 2023 as compared to the year ended December 31, 2022.

Net Income (Loss) and Return on Total Stockholders' Equity

The table below shows our Net Income and Economic net interest income as a percentage of average stockholders' equity and Earnings available for distribution as a percentage of average common stockholders' equity. Return on average equity is defined as our GAAP net income (loss) as a percentage of average equity. Average equity is defined as the average of our beginning and ending stockholders' equity balance for the period reported. Economic net interest income and Earnings available for distribution are non-GAAP measures as defined in previous sections.

	Return on Average Equity	Economic Net Interest Income/Average Equity	Earnings available for distribution/Average Common Equity
	(Ratios have been annualized)		
For the Year Ended December 31, 2023	4.87 %	10.45 %	7.19 %
For the Year Ended December 31, 2022	(16.69)%	14.17 %	11.96 %
For the Year Ended December 31, 2021	18.05 %	16.52 %	15.42 %
For the Quarter Ended December 31, 2023	4.84 %	10.81 %	7.70 %
For the Quarter Ended September 30, 2023	0.34 %	10.40 %	7.14 %
For the Quarter Ended June 30, 2023	5.51 %	10.24 %	6.75 %
For the Quarter Ended March 31, 2023	8.63 %	10.45 %	7.28 %

Return on average equity increased by 2,156 basis points for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This increase is driven primarily by unrealized asset pricing gains during 2023, compared to unrealized losses during 2022. Economic net interest income as a percentage of average equity decreased by 372 basis points for the year ended December 31, 2023 as compared to the year ended December 31, 2022. Earnings available for distribution as a percentage of average common equity decreased by 477 basis points for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily driven by increase in interest expense driven by higher Fed Funds Rate.

Financial Condition

Portfolio Review

During the year ended December 31, 2023, we focused our efforts on taking advantage of the opportunity to acquire higher yielding assets while maintaining low leverage and ample liquidity. During the year ended December 31, 2023, on an aggregate basis, we purchased $1.3 billion of investments, sold $316 million of investments, and received $1.5 billion in principal payments related to our Agency MBS, Non-Agency RMBS and Loans held for investment portfolio.

The following table summarizes certain characteristics of our portfolio at December 31, 2023 and December 31, 2022.

		December 31, 2023		December 31, 2022
Interest earning assets at period-end [(1)]	$	12,543,336	$	12,937,661
Interest bearing liabilities at period-end	$	10,109,008	$	10,614,049
GAAP Leverage at period-end		4.0:1		4.0:1
GAAP Leverage at period-end (recourse)		1.0:1		1.3:1

(1) Excludes cash and cash equivalents.

	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Portfolio Composition	Amortized Cost		Fair Value	
Non-Agency RMBS	7.5 %	7.5 %	8.3 %	8.9 %
Senior	4.0 %	4.0 %	5.4 %	5.9 %
Subordinated	2.3 %	2.3 %	2.2 %	2.2 %
Interest-only	1.2 %	1.2 %	0.7 %	0.8 %
Agency RMBS	0.2 %	0.1 %	0.1 %	0.1 %
Interest-only	0.2 %	0.1 %	0.1 %	0.1 %
Agency CMBS	0.7 %	3.3 %	0.7 %	3.2 %
Project loans	0.6 %	2.3 %	0.6 %	2.2 %
Interest-only	0.1 %	1.0 %	0.1 %	1.0 %
Loans held for investment	91.6 %	89.1 %	90.9 %	87.8 %
Fixed-rate percentage of portfolio	96.5 %	96.5 %	95.9 %	95.6 %
Adjustable-rate percentage of portfolio	3.5 %	3.5 %	4.1 %	4.4 %

GAAP leverage at period-end is calculated as a ratio of our secured financing agreements and securitized debt liabilities over GAAP book value. GAAP recourse leverage is calculated as a ratio of our secured financing agreements over stockholders equity.

The following table presents details of each asset class in our portfolio at December 31, 2023 and December 31, 2022. The principal or notional value represents the interest income earning balance of each class. The weighted average figures are weighted by each investment's respective principal/notional value in the asset class.

	December 31, 2023										
	Principal or Notional Value at Period-End (dollars in thousands)	Weighted Average Amortized Cost Basis	Weighted Average Fair Value	Weighted Average Coupon	Weighted Average Yield at Period-End [(1)]	Weighted Average 3 Month Prepay Rate at Period-End	Weighted Average 12 Month Prepay Rate at Period-End	Weighted Average 3 Month CDR at Period-End	Weighted Average 12 Month CDR at Period-End	Weighted Average Loss Severity[(2)]	Weighted Average Credit Enhanceme nt
Non-Agency Mortgage-Backed Securities											
Senior	$ 1,073,632	$ 45.69	$ 62.98	5.7 %	17.3 %	4.1 %	5.0 %	1.5 %	1.8 %	32.2 %	2.6 %
Subordinated	$ 583,049	$ 50.92	$ 47.49	3.3 %	6.7 %	4.6 %	5.7 %	0.2 %	0.9 %	18.4 %	6.5 %
Interest-only	$ 2,874,680	$ 5.49	$ 3.16	0.5 %	4.2 %	4.5 %	5.0 %	0.9 %	1.0 %	24.9 %	1.9 %
Agency RMBS											
Interest-only	$ 392,284	$ 4.90	$ 3.83	0.1 %	5.7 %	8.6 %	9.4 %	N/A	N/A	N/A	N/A
Agency CMBS											
Project loans	$ 86,572	$ 101.44	$ 91.46	4.0 %	3.8 %	— %	— %	N/A	N/A	N/A	N/A
Interest-only	$ 478,239	$ 1.62	$ 1.73	0.5 %	8.2 %	0.3 %	1.0 %	N/A	N/A	N/A	N/A
Loans held for investment	$ 12,028,480	$ 98.35	$ 94.90	5.7 %	5.4 %	6.5 %	6.5 %	0.6 %	0.6 %	23.9 %	N/A

(1) Bond Equivalent Yield at period-end. Weighted Average Yield is calculated using each investment's respective amortized cost.
(2) Calculated based on reported losses to date, utilizing widest data set available (i.e., life-time losses, 12-month loss, etc.)

	December 31, 2022										
	Principal or Notional Value at Period-End (dollars in thousands)	Weighted Average Amortized Cost Basis	Weighted Average Fair Value	Weighted Average Coupon	Weighted Average Yield at Period-End [1]	Weighted Average 3 Month Prepay Rate at Period-End	Weighted Average 12 Month Prepay Rate at Period-End	Weighted Average 3 Month CDR at Period-End	Weighted Average 12 Month CDR at Period-End	Weighted Average Loss Severity[2]	Weighted Average Credit Enhancement
Non-Agency Mortgage-Backed Securities											
Senior	$ 1,153,458	$ 46.09	$ 66.05	5.3 %	16.4 %	5.2 %	10.8 %	1.4 %	1.8 %	34.5 %	2.1 %
Subordinated	$ 439,591	$ 68.60	$ 65.27	4.2 %	6.8 %	5.9 %	12.3 %	0.5 %	0.3 %	34.2 %	6.6 %
Interest-only	$ 3,286,545	$ 4.95	$ 3.01	0.6 %	5.3 %	5.8 %	12.1 %	0.9 %	0.8 %	38.3 %	1.6 %
Agency RMBS											
Interest-only	$ 409,940	$ 4.58	$ 3.70	0.9 %	5.0 %	12.9 %	17.4 %	N/A	N/A	N/A	N/A
Agency CMBS											
Project loans	$ 302,685	$ 101.85	$ 95.62	4.3 %	4.1 %	— %	— %	N/A	N/A	N/A	N/A
Interest-only	$ 2,669,396	$ 5.23	$ 4.73	0.7 %	3.4 %	1.8 %	3.7 %	N/A	N/A	N/A	N/A
Loans held for investment	$12,060,631	$ 98.50	$ 94.36	5.3 %	5.2 %	8.1 %	12.0 %	0.6 %	0.8 %	33.1 %	N/A

(1) Bond Equivalent Yield at period-end. Weighted Average Yield is calculated using each investment's respective amortized cost.
(2) Calculated based on reported losses to date, utilizing widest data set available (i.e., life-time losses, 12-month loss, etc.).

Based on the projected cash flows for our Non-Agency RMBS that are not of high credit quality, a portion of the original purchase discount is designated as Accretable Discount, which reflects the purchase discount expected to be accreted into interest income, and a portion is designated as Non-Accretable Difference, which represents the contractual principal on the security that is not expected to be collected. The amount designated as Non-Accretable Difference may be adjusted over time, based on the actual performance of the security, its underlying collateral, actual and projected cash flow from such collateral, economic conditions and other factors. If the performance of a security is more favorable than previously estimated, a portion of the amount designated as Non-Accretable Difference may be transferred to Accretable Discount and accreted into interest income over time. Conversely, if the performance of a security is less favorable than previously estimated, a provision for credit loss may be recognized resulting in an increase in the amounts designated as Non-Accretable Difference.

The following table presents changes to Accretable Discount (net of premiums) as it pertains to our Non-Agency RMBS portfolio, excluding premiums on interest-only investments, during the previous five quarters.

	For the Quarters Ended				
	(dollars in thousands)				
Accretable Discount (Net of Premiums)	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Balance, beginning of period	$ 147,252	$ 145,322	$ 157,253	$ 176,635	$ 207,812
Accretion of discount	(12,840)	(9,022)	(10,620)	(11,663)	(11,128)
Purchases	—	(9)	—	—	—
Sales	—	—	—	—	(17,935)
Elimination in consolidation	—	—	—	—	—
Transfers from/(to) credit reserve, net	5,325	10,961	(1,311)	(7,719)	(2,114)
Balance, end of period	$ 139,737	$ 147,252	$ 145,322	$ 157,253	$ 176,635

Liquidity and Capital Resources

General

Liquidity measures our ability to meet cash requirements, including ongoing borrowing commitments, purchase RMBS, residential mortgage loans and other assets for our portfolio, pay dividends and other general business needs. Our principal sources of capital and funds for additional investments primarily include earnings, principal paydowns and sales from our investments, borrowings under securitizations and re-securitizations, secured financing agreements and other financing facilities including warehouse facilities, and proceeds from equity or other securities offerings.

As discussed earlier, during 2023 we experienced higher interest rates, increased volatility, and elevated costs of financing. If these uncertainties become more pronounced, we may experience an adverse impact on our liquidity. We have sought and expect to continue to seek longer-term, more durable financing to reduce our risk exposure to margin calls related to shorter-term repurchase financing.

Our ability to fund our operations, meet financial obligations and finance target asset acquisitions may be impacted by our ability to secure and maintain our master secured financing agreements, warehouse facilities and secured financing agreements facilities with our counterparties. Because secured financing agreements and warehouse facilities are short-term commitments of capital, lenders may respond to market conditions making it more difficult for us to renew or replace on a continuous basis our maturing short-term borrowings and have and may continue to impose more onerous conditions when rolling forward such financings. If we are not able to renew our existing facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under our financing facilities or if we are required to post more collateral or face larger haircuts, we may have to curtail our asset acquisition activities and dispose of assets.

To meet our short term (one year or less) liquidity needs, we expect to continue to borrow funds in the form of secured financing agreements and, subject to market conditions, other types of financing. The terms of the secured financing transaction borrowings under our master secured financing agreement generally conform to the terms in the standard master secured financing agreement as published by the Securities Industry and Financial Markets Association, or SIFMA, or similar market accepted agreements, as to repayment and margin requirements. In addition, each lender typically requires that we include supplemental terms and conditions to the standard master secured financing agreement. Typical supplemental terms and conditions include changes to the margin maintenance requirements, net asset value, required 'haircuts' (which are the difference expressed in percentage terms between the fair value of the collateral and the amount the counterpart will lend to us) purchase price maintenance requirements, and requirements that all disputes related to the secured financing agreement be litigated or arbitrated in a particular jurisdiction. These provisions may differ for each of our lenders.

To meet our longer-term liquidity needs (greater than one year), we expect our principal sources of capital and funds to continue to be provided by earnings, principal paydowns and sales from our investments, borrowings under securitizations and re-securitizations, secured financing agreements and other financing facilities, as well as proceeds from equity or other securities offerings.

In addition to the principal sources of capital described above, we may enter into warehouse facilities and use longer dated structured secured financing agreements. The use of any particular source of capital and funds will depend on market conditions, availability of these facilities, and the investment opportunities available to us.

Current Period

We held cash and cash equivalents of approximately $222 million and $265 million at December 31, 2023 and December 31, 2022, respectively. As a result of our operating, investing and financing activities described below, our cash position decreased by $43 million from December 31, 2022 to December 31, 2023.

Our operating activities provided net cash of approximately $213 million and $326 million for the years ended December 31, 2023 and 2022, respectively. The cash flows from operations were primarily driven by interest received in excess of interest paid of $304 million and $519 million during the year ended December 31, 2023 and 2022, respectively.

Our investing activities provided cash of $552 million and $510 million for the year ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, we received cash for principal repayments on Agency MBS, Non-Agency RMBS and Loans held for investment of $1.5 billion and from sale of our Agency MBS of $313 million. This cash received was offset in part by cash used on investment purchases of $1.3 billion, primarily consisting of Loans held for investment. During the year ended December 31, 2022, we received cash for principal repayments on Agency MBS, Non-Agency RMBS and Loans held for investment of $2.6 billion. This cash received was offset in part by cash used on investment purchases of $2.1 billion, primarily consisting of Loans held for investment of $2.1 billion, Agency MBS of $58 million and Non-Agency RMBS of $23 million.

Our financing activities used cash of $808 million and $957 million for the year ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, we primarily used cash for repayment of principal on our securitized debt of $1.8 billion, net payments on our secured financing agreements of $1.0 billion, payment of common and preferred dividends of $251 million and payment for repurchase of our common stock of $33 million. This cash used was offset in part by cash received for issuance of securitized debt collateralized by loans of $2.2 billion and issuance of our common stock of $74 million. During the year ended December 31, 2022, we primarily used cash for repayment of principal on our securitized debt of $1.8 billion, payment of common and preferred dividends of $362 million, and repurchase of our common stock of $49 million. This cash used was offset in part by cash received for securitized debt collateralized by loans issuance of $1.1 billion and net proceeds received from our secured financing agreements of $178 million.

Our recourse leverage was 1.0:1 and 1.3:1 at December 31, 2023 and at December 31, 2022, respectively, and remained relatively low. Our recourse leverage excludes the securitized debt which can only be repaid from the proceeds on the assets securing this debt in their respective VIEs. Our recourse leverage is presented as a ratio of our secured financing agreements, which are recourse to our assets and our equity.

Based on our current portfolio, leverage ratio and available borrowing arrangements, we believe our assets will be sufficient to enable us to meet anticipated short-term liquidity requirements. However, if our cash resources are insufficient to satisfy our liquidity requirements, we may sell additional investments, reduce our dividends, issue debt or additional common or preferred equity securities to meet our liquidity needs. As of December 31, 2023, we have $377 million of unencumbered assets available to us which can be pledged to access additional short-term financing or sold to raise additional cash, if necessary.

At December 31, 2023 and December 31, 2022, the remaining maturities and borrowing rates on our RMBS and loan secured financing agreements were as follows.

	December 31, 2023			December 31, 2022		
		(dollars in thousands)				
	Principal	Weighted Average Borrowing Rates	Range of Borrowing Rates	Principal [1]	Weighted Average Borrowing Rates	Range of Borrowing Rates
Overnight	—	N/A	N/A	—	N/A	NA
1 to 29 days	$ 272,490	7.35%	6.30% - 8.22%	$ 493,918	4.66%	3.63% - 6.16%
30 to 59 days	495,636	6.68%	5.58% - 7.87%	762,768	6.14%	4.60% - 7.34%
60 to 89 days	305,426	7.17%	5.93% - 7.85%	225,497	6.04%	4.70% - 7.12%
90 to 119 days	54,376	7.46%	6.59% - 7.80%	43,180	6.54%	5.50% - 6.70%
120 to 180 days	105,727	7.09%	6.72% - 7.80%	401,638	5.88%	5.57% - 6.92%
180 days to 1 year	39,620	7.06%	6.66% - 7.39%	402,283	6.06%	5.63% - 6.64%
1 to 2 years	808,601	9.36%	8.36% - 12.50%	251,286	13.98%	13.98% - 13.98%
2 to 3 years	—	—%	0.00% - 0.00%	480,022	8.07%	8.07% - 8.07%
Greater than 3 years	362,215	5.11%	5.10% - 7.15%	382,839	5.14%	5.10% - 6.07%
Total	$ 2,444,091	7.51%		$ 3,443,431	6.61%	

(1) The outstanding balance for secured financing agreements in the table above is net of $1 million of deferred financing cost as of December 31, 2022. There was no outstanding deferred financing cost for secured financing agreements in 2023.

Average remaining maturity of Secured financing agreements secured by:

	December 31, 2023	December 31, 2022
Agency RMBS (in thousands)	N/A	17 Days
Agency CMBS (in thousands)	32 Days	25 Days
Non-Agency RMBS and Loans held for investment (in thousands)	418 Days	474 Days

We collateralize the secured financing agreements we use to finance our operations with our MBS investments and mortgage loans held in trusts controlled by us. Our counterparties negotiate a 'haircut', which is the difference expressed in percentage terms between the fair value of the collateral and the amount the counterparty will lend to us, when we enter into a financing transaction. The size of the haircut reflects the perceived risk and market volatility associated with holding the MBS by the lender. The haircut provides lenders with a cushion for daily market value movements that reduce the need for a margin call to be issued or margin to be returned as normal daily increases or decreases in MBS market values occur. Haircuts have decreased on secured financing agreements collateralized by Agency CMBS and increased slightly on secured financing agreements collateralized by Non-Agency RMBS and Loans held for investments during 2023 as compared to 2022. At December 31, 2023, the weighted average haircut on our remaining secured financing agreements collateralized by Agency CMBS was 5.2% and Non-Agency RMBS and Loans held for investment was 26.1%. At December 31, 2022, the weighted average haircut on our remaining secured financing agreements collateralized by Agency RMBS IOs was 20.0%, Agency CMBS was 7.8% and Non-Agency RMBS and Loans held for investment was 25.7%.

The fair value of the Non-Agency MBS is more difficult to determine in current financial conditions, as well as more volatile period to period than Agency MBS, the Non-Agency MBS typically requires a larger haircut. In addition, when financing assets using the standard form of SIFMA Master Repurchase Agreements, the counterparty to the agreement typically nets its exposure to us on all outstanding repurchase agreements and issues margin calls if movement of the fair values of the assets in the aggregate exceeds their allowable exposure to us. A decline in asset fair values could create a margin call or may create no margin call depending on the counterparty's specific policy. In addition, counterparties consider a number of factors, including their aggregate exposure to us as a whole and the number of days remaining before the repurchase transaction closes prior to issuing a margin call. To minimize the risk of margin calls, as of December 31, 2023, we have entered into $924 million of financing arrangements for which the collateral cannot be adjusted as a result of changes in market value, minimizing the risk of a margin call as a result in price volatility. We refer to these agreements as non-mark-to-market (non-MTM) facilities. These non-MTM facilities generally have higher costs of financing, but lower the risk of a margin call which could result in sales of our assets at distressed prices. All non-MTM facilities are collateralized by Non-Agency RMBS collateral, which tends to have increased volatile price changes during periods of market stress. In addition we have entered into certain secured financing agreements which are not subject to additional margin requirement until the drop in fair value of collateral is greater than a threshold. We refer to these agreements as limited mark-to-market (limited MTM) facilities. As of December 31, 2023 we have $546 million, of limited MTM facilities. We believe these non-MTM and limited MTM facilities significantly reduce our financing risks. See Note 5 to our Consolidated Financial Statements for a discussion on how we determine the fair values of the RMBS collateralizing our secured financing agreements.

At December 31, 2023, the weighted average borrowing rates for our secured financing agreements collateralized by Agency CMBS was 5.6% and Non-Agency MBS and Loans held for investment was 7.6%. At December 31, 2022, the weighted average borrowing rates for our secured financing agreements collateralized by Agency RMBS IOs was 4.7%, Agency CMBS was 4.5%, and Non-Agency MBS and Loans held for investment was 6.9%.

We entered into a secured financing agreement during fourth quarter of 2022 for which we have elected fair value option. we believe electing fair value for this financial instrument better reflects the transactional economics. The total principal balance outstanding on this secured financing at December 31, 2023 and December 31, 2022 was $362 million and $383 million, respectively. The fair value of collateral pledged was $401 million and $418 million as of December 31, 2023 and December 31, 2022, respectively. We carry this secured financing instrument at fair value of $350 million and $374 million as of December 31, 2023 and December 31, 2022, respectively. At December 31, 2023 and December 31, 2022, the weighted average borrowing rate on secured financing agreements at fair value was 5.1%. At December 31, 2023 and December 31, 2022, the haircut for the secured financing agreements at fair value was 7.5%. At December 31, 2023, the maturity on the secured financing agreements at fair value was four years.

The table below presents our average daily secured financing agreements balance and the secured financing agreements balance at each period end for the periods presented. Our balance at period-end tends to fluctuate from the average daily balances due to the adjusting of the size of our portfolio by using leverage.

Period	Average secured financing agreements balances		Secured financing agreements balance at period end	
	(dollars in thousands)			
Year Ended December 31, 2023	$	2,836,314	$	2,432,115
Year Ended December 31, 2022	$	3,208,136	$	3,434,765
Year Ended December 31, 2021	$	3,937,929	$	3,261,613
Quarter End December 31, 2023	$	2,547,584	$	2,432,115
Quarter End September 30, 2023	$	2,665,230	$	2,603,911
Quarter End June 30, 2023	$	2,932,424	$	2,686,522
Quarter End March 31, 2023	$	3,209,153	$	3,195,322

Our secured financing agreements do not require us to maintain any specific leverage ratio. We believe the appropriate leverage for the particular assets we are financing depends on the credit quality and risk of those assets. At December 31, 2023 and December 31, 2022, the carrying value of our total interest-bearing debt was approximately $10.1 billion and $10.6 billion, respectively, which represented a leverage ratio of approximately 4.0:1 and 4.0:1, respectively. We include our secured financing agreements and securitized debt in the numerator of our leverage ratio and stockholders' equity as the denominator.

At December 31, 2023, we had secured financing agreements with 12 counterparties. All of our secured financing agreements are secured by Agency MBS, Non-Agency RMBS and Loans held for investment and cash. Under these secured financing agreements, we may not be able to reclaim our collateral but will still be obligated to pay our repurchase obligations. We mitigate this risk by ensuring our counterparties are rated financial institutions. As of December 31, 2023 and December 31, 2022, we had $3.6 billion and $4.7 billion, respectively, of securities or cash pledged against our secured financing agreements obligations.

We expect to enter into new secured financing agreements at maturity; however, there is a risk that we will not be able to renew our secured financing agreements when we desire to renew them or obtain favorable interest rates and haircuts as a result of uncertainty in the market including, but not limited to, uncertainty as a result of inflation and increases in the Federal Funds Rate. We offset the interest rate risk of our repurchase agreements primarily through the use of derivatives, which primarily consist of interest rate swaps, swaptions and U.S. Treasury futures. The average remaining maturities on our interest rate swaps at December 31, 2023 was less than one year. All of our swaps are cleared by a central clearing house. When our interest rate swaps are in a net loss position (expected cash payments are in excess of expected cash receipts on the swaps), we post collateral as required by the terms of our swap agreements.

Exposure to Financial Counterparties

We actively manage the number of secured financing agreements counterparties to reduce counterparty risk and manage our liquidity needs. The following table summarizes our exposure to our secured financing agreements counterparties at December 31, 2023:

	December 31, 2023		
Country	Number of Counterparties	Secured Financing Agreement	Exposure [1]
	(dollars in thousands)		
United States	8	$ 1,244,452	$ 485,169
Japan	2	920,372	462,229
Canada	1	271,810	138,898
Netherlands	1	7,457	283
Total	12	$ 2,444,091	$ 1,086,580

(1) Represents the amount of securities and/or cash pledged as collateral to each counterparty less the aggregate of secured financing agreement.

We regularly monitor our exposure to financing counterparties for credit risk and allocate assets to these counterparties based, in part, on the credit quality and internally developed metrics measuring counterparty risk. Our exposure to a particular counterparty is calculated as the excess collateral which is pledged relative to the secured financing agreement balance. If our exposure to our financing counterparties exceeds internally developed thresholds, we develop a plan to reduce the exposure to an acceptable level. At December 31, 2023, we had amounts at risk with Nomura Securities International, Inc., or Nomura, of 17% of our equity related to the collateral posted on secured financing agreements. The weighted average maturities of the secured financing agreements with Nomura were 412 days. The amount at risk with Nomura was $433 million. At December 31, 2022, we had amounts at risk with Nomura of 12% of our equity related to the collateral posted on secured financing agreements. The weighted average maturities of the secured financing agreements with Nomura were 582 days. The amount at risk with Nomura was $308 million.

At December 31, 2023, we did not use credit default swaps or other forms of credit protection to hedge the exposures summarized in the table above.

Stockholders' Equity

In June 2023, our Board of Directors increased the authorization of the Company's share repurchase program, or the Repurchase Program, by $73 million to $250 million. Such authorization does not have an expiration date, and at present, there is no intention to modify or otherwise rescind such authorization. Shares of our common stock and preferred stock may be purchased in the open market, including through block purchases, through privately negotiated transactions, or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Exchange Act. The timing, manner, price and amount of any repurchases will be determined at our discretion and the program may be suspended, terminated or modified at any time for any reason. Among other factors, we intend to only consider repurchasing shares of our common stock and preferred stock when the purchase price is less than the last publicly reported book value per common share. In addition, we do not intend to repurchase any shares from directors, officers or other affiliates. The program does not obligate us to acquire any specific number of shares, and all repurchases will be made in accordance with Rule 10b-18, which sets certain restrictions on the method, timing, price and volume of stock repurchases.

We repurchased 5.8 million shares of our common stock at an average price of $5.66 for a total of $33 million during the year ended December 31, 2023. We repurchased approximately 5.4 million shares of our common stock at an average price of $9.10 for a total of $49 million during the year ended December 31, 2022. The approximate dollar value of shares that may yet be purchased under the Repurchase Program is $217 million as of December 31, 2023.

In 2022, we entered into separate Distribution Agency Agreements (the "Existing Sales Agreements") with each of JMP Securities LLC, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC (the "Existing Sales Agents"). In February 2023, we amended the Existing Sales Agreements and entered into separate Distribution Agency Agreements (together with the Existing Sales Agreements, as amended, the "Sales Agreements") with J.P. Morgan Securities LLC and UBS Securities LLC to include J.P. Morgan Securities LLC and UBS Securities LLC as additional sales agents (together with the Existing Sales Agents, the "Sales Agents"). Pursuant to the terms of the Sales Agreements, we may offer and sell shares of our common stock, having an aggregate offering price of up to $500,000,000, from time to time in "at the market offerings" through any of the Sales Agents under the Securities Act of 1933. We issued approximately 14.5 million shares of our common stock at an average price of $5.09 for a total of $74 million during the year ended December 31, 2023. We did not issue any shares under the at-the-market sales program during the year ended December 31, 2022. The approximate dollar value of shares that may yet be issued under "at the market" offerings program is $426 million as of December 31, 2023.

During the year ended December 31, 2023, we declared dividends to common shareholders of $167 million or $0.70 per share, respectively. During the year ended December 31, 2022, we declared dividends to common shareholders of $266 million, or $1.12 per share, respectively.

We declared dividends to Series A preferred stockholders of $12 million, or $2.00 per preferred share, during the years ended December 31, 2023 and 2022, respectively.

We declared dividends to Series B preferred stockholders of $26 million, or $2.00 per preferred share, during the years ended December 31, 2023, and 2022, respectively.

We declared dividends to Series C preferred stockholders of $20 million, or $1.937500 per preferred share, during the years ended December 31, 2023, and 2022, respectively.

We declared dividends to Series D preferred stockholders of $16 million, or $2.00 per preferred share, during the years ended December 31, 2023, and 2022, respectively.

On October 30, 2021, all 5,800,000 issued and outstanding shares of Series A Preferred Stock with an outstanding liquidation preference of $145 million became callable at a redemption price equal to the liquidation preference plus accrued and unpaid dividends through, but not including, the redemption date. The dividend rate on shares of Series A Preferred Stock is 8.00% per annum.

After June 30, 2023, all LIBOR tenors relevant to us ceased to be published or became no longer representative. We believe that the federal Adjustable Interest Rate (LIBOR) Act (the "Act") and the related regulations promulgated thereunder are applicable to each of our Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock. In light of the applicability of the Act to the aforementioned preferred stock, we believe, given all of the information available to us to date, that three-month CME Term SOFR plus the applicable tenor spread adjustment of 0.26161% per annum will automatically replace three-month LIBOR as the reference rate for calculations of the dividend rate payable on the relevant preferred stock for dividend periods from and after (i) March 30, 2024, in the case of the Series B Preferred Stock, (ii) September 30, 2025, in the case of the Series C Preferred Stock, or (iii) March 30, 2024, in the case of the Series D Preferred Stock.

Stock Based Compensation

On June 14, 2023, the Board of Directors recommended and shareholders approved, the Chimera Investment Corporation 2023 Equity Incentive Plan (the "Plan"). It authorized the issuance of up to 20,000,000 shares of our common stock for the grant of awards under the Plan. The Plan will replace our 2007 Equity Incentive Plan, as amended and restated effective December 10, 2015 (the "Prior Plan"), and no new awards will be granted under the Prior Plan. Any awards outstanding under the Prior Plan will remain subject to and be paid under the Prior Plan. Any shares subject to outstanding awards under the Prior Plan that, expire, terminate, or are surrendered or forfeited for any reason without issuance of shares will automatically become available for issuance under the Plan. Also, shares withheld for tax withholding requirements after stockholder approval of the Plan for full value awards originally granted under the Prior Plan (such as the RSUs and PSUs awarded to our named executive officers) will automatically become available for issuance under the Plan.

As of December 31, 2023, approximately 18 million shares were available for future grant under the Plan.

Grants of Restricted Stock Units, or RSUs

During the years ended December 31, 2023 and 2022, we granted RSU awards to employees. These RSU awards are designed to reward our employees for services provided to us. Generally, the RSU awards vest equally over a three-year period beginning from the grant date and will fully vest after three years. For employees who are retirement eligible, defined as years of service to us plus age that is equal to or greater than 65, the service period is considered to be fulfilled and all grants are expensed immediately. The RSU awards are valued at the market price of our common stock on the grant date and generally the employees must be employed by us on the vesting dates to receive the RSU awards. We granted 1 million RSU awards during the year ended December 31, 2023 with a grant date fair value of $6 million for the 2023 performance year. We granted 396 thousand RSU awards during the year ended December 31, 2022 with a grant date fair value of $4 million for the 2022 performance year.

Grants of Performance Share Units, or PSUs

PSU awards are designed to align compensation with our future performance. The PSU awards granted during the years ended December 31, 2023 and 2022, include a three-year performance period ending on December 31, 2025 and December 31, 2024, respectively. For the PSU awards granted during the year ended December 31, 2023, the final number of shares awarded will be between 0% and 200% of the PSUs granted based on our Economic Return and share price performance compared to a peer group. Our three-year Economic Return is equal to our change in book value per common share plus common stock dividends. Share price performance equals change in share prices plus common stock dividends. Compensation expense will be recognized on a straight-line basis over the three-year vesting period based on an estimate of our Economic Return and share price performance in relation to the entities in the peer group and will be adjusted each period based on our best estimate of the actual number of shares awarded. For the PSU awards granted during the year ended December 31, 2022, the final number of shares awarded will be between 0% and 200% of the PSUs granted based on the our Economic Return compared to a peer group. During the year ended December 31, 2023, we granted 605 thousand PSU awards to senior management with a grant date fair value of $3 million. During the year ended December 31, 2022, we granted 128 thousand PSU awards to senior management with a grant date fair value of $2 million.

At December 31, 2023 and December 31, 2022, there were approximately 3.6 million and 3.0 million, respectively, unvested shares of RSUs and PSUs issued to our employees and directors.

Contractual Obligations and Commitments

The following tables summarize our contractual obligations at December 31, 2023 and December 31, 2022. The estimated principal repayment schedule of the securitized debt is based on expected cash flows of the residential mortgage loans or RMBS, as adjusted for expected principal write-downs on the underlying collateral of the debt.

December 31, 2023

(dollars in thousands)

Contractual Obligations	Within One Year	One to Three Years	Three to Five Years	Greater Than or Equal to Five Years	Total
Secured financing agreements	$ 1,273,274	$ 808,602	$ 362,215	$ —	$ 2,444,091
Securitized debt, collateralized by Non-Agency RMBS	251	326	—	67	644
Securitized debt at fair value, collateralized by Loans held for investment	1,405,503	2,302,421	1,738,678	2,942,234	8,388,836
Interest expense on MBS secured financing agreements [1]	23,423	6,555	1,696	—	31,674
Interest expense on securitized debt [1]	273,963	425,281	294,111	356,337	1,349,693
Total	$ 2,976,414	$ 3,543,185	$ 2,396,700	$ 3,298,638	$ 12,214,938

(1) Interest is based on variable rates in effect as of December 31, 2023.

December 31, 2022

(dollars in thousands)

Contractual Obligations	Within One Year	One to Three Years	Three to Five Years	Greater Than or Equal to Five Years	Total
Secured financing agreements	$ 2,329,284	$ 731,308	$ 382,838	$ —	$ 3,443,430
Securitized debt, collateralized by Non-Agency RMBS	640	523	71	92	1,326
Securitized debt at fair value, collateralized by Loans held for investment	1,636,544	2,535,642	1,733,022	1,949,240	7,854,448
Interest expense on MBS secured financing agreements (1)	28,915	6,147	1,750	—	36,812
Interest expense on securitized debt (1)	208,059	307,001	187,281	176,580	878,921
Total	$ 4,203,442	$ 3,580,621	$ 2,304,962	$ 2,125,912	$ 12,214,937

(1) Interest is based on variable rates in effect as of December 31, 2022.

Not included in the table above are the unfunded construction loan commitments of $5 million and $9 million as of December 31, 2023 and December 31, 2022, respectively. We expect the majority of these commitments will be paid within one year and are reported under Payable for investments purchased in our Consolidated Statements of Financial Condition.

We have made a $75 million capital commitment to a fund managed by Kah Capital Management, LLC. As of December 31, 2023, we have funded $46 million towards that commitment, leaving an unfunded commitment of $29 million.

Capital Expenditure Requirements

At December 31, 2023 and December 31, 2022, we had no material commitments for capital expenditures.

Dividends

To maintain our qualification as a REIT, we must pay annual dividends to our stockholders of at least 90% of our taxable income (subject to certain adjustments). Before we pay any dividend, we must first meet any operating requirements and scheduled debt service on our financing facilities and other debt payable.

Critical Accounting Estimates

Accounting policies are integral to understanding our Management's Discussion and Analysis of Financial Condition and Results of Operations. The preparation of financial statements in accordance with GAAP requires management to make certain judgments and assumptions, on the basis of information available at the time of the financial statements, in determining accounting estimates used in the preparation of these statements. Our significant accounting policies and accounting estimates are described in Note 2 to the Consolidated Financial Statements. Critical accounting policies are described in this section. An accounting policy is considered critical if it requires management to make assumptions or judgments about matters that are highly uncertain at the time the accounting estimate was made or require significant management judgment in interpreting the accounting literature. If actual results differ from our judgments and assumptions, or other accounting judgments were made, this could have a significant and potentially adverse impact on our financial condition, results of operations and cash flows.

The accounting policies and estimates which we consider most critical relate to the recognition of revenue on our investments, including recognition of any losses, and the determination of fair value of our financial instruments. The consolidated financial statements include, on a consolidated basis, our accounts, the accounts of our wholly-owned subsidiaries, and variable interest entities, or VIEs, for which we are the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although our estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual conditions could be different than anticipated in those estimates, which could materially adversely impact our results of operations and our financial condition. Management has made significant estimates in several areas, including current expected credit losses of Non-Agency

RMBS, valuation of Loans held for investments, Agency and Non-Agency MBS, forward interest rates for interest rate swaps, and income recognition on Loans held for investments and Non-Agency RMBS. Actual results could differ materially from those estimates.

Recognition of Revenue

We primarily invest in pools of mortgage loans. All mortgage loans are carried at fair value with changes in fair value recognized in earnings. Our investments in mortgage loans pay principal and interest which is accrued when due. We also invest in MBS representing interests in obligations backed by pools of mortgage loans. Our investments in MBS includes investments in both Agency MBS and Non-Agency MBS. We delineate between (1) Agency MBS and (2) Non-Agency RMBS as follows: The Agency MBS are mortgage pass-through certificates, collateralized mortgage obligations, or CMOs, and other RMBS representing interests in or obligations backed by pools of residential mortgage loans issued or guaranteed as to principal and/or interest repayment by agencies of the U.S. Government or federally chartered corporations such as Ginnie Mae, Freddie Mac or Fannie Mae. The Non-Agency RMBS are not issued or guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae and are therefore subject to credit risk. We also invests in Interest Only Agency MBS strips and Interest Only Non-Agency RMBS strips, or IO MBS strips. IO MBS strips represent our right to receive a specified proportion of the contractual interest flows of the collateral.

Income on our investments is recognized based on an effective interest rate we expect to earn over the life of the investment. The effective interest rate is determined based on the cost of the investment and the expectation of future cash flows. To determine the future cash flows, we estimate the amount and timing of principal and interest, referred to as the repayment rate, and our expectations of defaults on payments of principal and interest. These estimates require significant judgment which change over time as our expectations change due to changes in market conditions and changes in our investments as principal and interest, other cash flows or losses are experienced. These estimates are compared to actual results of the investment and other similar investments on a regular basis and updated as necessary. These comparisons may result in a favorable or unfavorable change in the effective interest rate expected to be collected. Any favorable or unfavorable changes are reflected as a change in income. Our estimates of the timing and amount of principal and interest, including our expectation of defaults on payments of principal and interest are critical to accurately reporting interest income.

Our accounting policies for recognition of interest income and current expected credit losses related to MBS investments are described in further detail in Note 2 of the consolidated financial statements.

Determination of Fair Value

Substantially all of our investments are carried at fair value. In accordance with current accounting guidance, fair value of our financial instruments represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the financial statement reporting date. We use internally developed models to determine fair value of our investments.

We determine the fair value of all of our Non-Agency RMBS investment securities, including Non-Agency represented as securitized debt, based on discounted cash flows utilizing an internal pricing model that incorporates factors such as coupon, repayment speeds, expected losses, expected loss severity, discount rates and other factors. Estimates of repayment speeds, expected losses and expected loss severity, require significant judgment and are based on what we believe a market participant would use to determine the cash flows. To corroborate that the estimates of fair values generated by these internal models are reflective of current market prices, we compare the fair values generated by the model to non-binding independent prices provided by an independent third party pricing services.

We estimate the fair value of our Loans held for investment consisting of seasoned subprime residential mortgage loans on a loan by loan basis using an internally developed model which compares the loan held by us with a loan currently offered in the market. The loan price is adjusted in the model by considering the loan factors which would impact the value of a loan. These loan factors include loan coupon as compared to coupon currently available in the market, FICO, loan-to-value ratios, delinquency history, owner occupancy, and property type, among other factors. A baseline is developed for each significant loan factor and adjusts the price up or down depending on how that factor for each specific loan compares to the baseline rate. Generally, the most significant impact on loan value is the loan interest rate as compared to interest rates currently available in the market and delinquency history. The determination of the baseline, the market expectation, requires significant judgment. To corroborate that the estimates of fair values generated by these internal models are reflective of current market prices, we compare the fair values generated by the model to non-binding independent prices provided by an independent third party pricing service.

To the extent the inputs used to estimate fair value are observable, the values would be categorized in Level 2 of the fair value hierarchy; otherwise they would be categorized as Level 3. Our fair value estimation process utilizes inputs other than quoted prices that are observed in the market. Our estimates are deemed to be significant to the fair value measurement process, which renders the resulting Non-Agency fair value estimates Level 3 inputs in the fair value hierarchy. Level 3 assets represent approximately 97% and 95% of total assets measured at fair value on a recurring basis as of December 31, 2023 and 2022, respectively. Level 3 liabilities represent approximately 96% and 95% of total liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022, respectively.

Our accounting policies for the determination of fair value of our investments are described in further detail in Note 2 and Note 5 of the consolidated financial statements.

Variable Interest Entities

VIEs are defined as entities in which equity investors (i) do not have the characteristics of a controlling financial interest, and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The entity that consolidates a VIE is known as its primary beneficiary and is generally the entity with (i) the power to direct the activities that most significantly impact the VIE's economic performance, and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE. For VIEs' that do not have substantial on-going activities, the power to direct the activities that most significantly impact the VIEs' economic performance may be determined by an entity's involvement with the design of the VIE.

Our Consolidated Statements of Financial Condition contain the assets and liabilities related to 40 consolidated variable interest entities or VIEs. Due to the non-recourse nature of these VIEs our net exposure to loss from investments in these entities is limited to our retained beneficial interests.

At December 31, 2023, we consolidated 38 residential mortgage loan securitizations and 2 RMBS re-securitization transactions which are VIEs. The residential mortgage loan securitizations contain jumbo prime and Non-QM residential mortgage loans. The RMBS re-securitization transactions contain Non-Agency RMBS comprised of primarily first lien mortgages of 2005-2007 vintages.

Our determination to consolidate these 40 VIEs was significantly influenced by management's judgment related to the activities that most significantly impact the economic performance of these entities and the identification of the party with the power over such activities. For the residential mortgage loan securitizations, we determined that our ability to remove the servicer without cause resulted in us having the power that most significantly impacts the economic performance of the VIE. For the three consolidated RMBS re-securitization transactions, we determined that no party has power over any ongoing activities of the entities and therefore the determination of the primary beneficiary should be based on involvement with the initial design of the entity. Since we transferred the RMBS to the securitization entities, we determined we had the power over the design of the entity, which resulted in us being considered the primary beneficiary. This determination was influenced by the amount of economic exposure to the financial performance of the entity and required a significant management judgment in determining that we should consolidate these three entities.

Due to the consolidation of these VIEs, our actual ownership interests in the securitization and re-securitizations have been eliminated in consolidation and the Consolidated Statements of Financial Condition reflect both the assets held and non-recourse debt issued to third parties by these VIEs. In addition, our operating results and cash flows include the gross amounts related to the assets and liabilities of the VIEs as opposed to the actual economic interests we own in these VIEs. Our interest in these VIEs is restricted to the beneficial interests we retained in these transactions. We are not obligated to provide any financial support to these VIEs.

Our Consolidated Statements of Financial Condition separately present: (i) our direct assets and liabilities, and (ii) the assets and liabilities of our consolidated securitization vehicles net of intercompany eliminations representing securities from the securitization trusts retained by us. Assets of all consolidated VIEs can only be used to satisfy the obligations of those VIEs, and the liabilities of consolidated VIEs are non-recourse to us.

We have aggregated all the assets and liabilities of the consolidated securitization vehicles due to our determination that these entities are substantively similar and therefore a further disaggregated presentation would not be more meaningful. The notes to our consolidated financial statements describe our direct assets and liabilities and the assets and liabilities of our consolidated securitization vehicles. See Note 9 to our consolidated financial statements for additional information related to our investments in VIEs.

Recent Accounting Pronouncements

Refer to Note 2 in the Notes to Consolidated Financial Statements for a discussion of accounting guidance we have recently adopted or expect to be adopted in the future.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The primary components of our market risk are related to credit risk, interest rate risk, prepayment risk, extension risk, basis risk and market risk. While we do not seek to avoid risk completely, we believe the risk can be quantified from historical experience and we seek to actively manage that risk and to maintain capital levels consistent with the risks we undertake.

Additionally, refer to Item 1A, "Risk Factors" included in this 2023 Form 10-K for additional information on risks we face.

Credit Risk

We are subject to credit risk in connection with our investments in Non-Agency RMBS and residential mortgage loans and face more credit risk on assets we own that are rated below ''AAA'' or not rated. The credit risk related to these investments pertains to the ability and willingness of the borrowers to pay, which is assessed before credit is granted or renewed and periodically reviewed throughout the loan or security term. We believe that residual loan credit quality, and thus the quality of our assets, is primarily determined by the borrowers' credit profiles and loan characteristics.

In connection with loan acquisitions, we or a third-party perform an independent review of the mortgage file to assess the origination and servicing of the mortgage loan as well as our ability to enforce the contractual rights in the mortgage. Depending on the size of the loans, we may not review all of the loans in a pool, but rather a sample of loans for diligence review based upon specific risk-based criteria such as property location, loan size, effective loan-to-value ratio, borrower's characteristics and other criteria we believe to be important indicators of credit risk. Additionally, we obtain representations and warranties from each seller with respect to the residential mortgage loans, including the origination and servicing of the mortgage loan as well as the enforceability of the lien on the mortgaged property. A seller who breaches these representations and warranties in making a loan that we purchase may be obligated to repurchase the loan from us. Our resources include a portfolio management system, as well as third-party software systems. We utilize third-party due diligence firms to perform an independent mortgage loan file review to ensure compliance with existing guidelines. In addition to statistical sampling techniques, we create adverse credit and valuation samples, which we individually review.

Additionally, we closely monitor credit losses incurred, as well as how expectations of credit losses are expected to change on our Non-Agency RMBS and Loans held for investment portfolios. We estimate future credit losses based on historical experience, market trends, current delinquencies as well as expected recoveries. The net present value of these expected credit losses can change, sometimes significantly from period to period as new information becomes available. When credit loss experience and expectations improve, we will collect more principal on our investments. If credit loss experience deteriorates, we will collect less principal on our investments. The favorable or unfavorable changes in credit losses are reflected in the yield on our investments in mortgage loans and recognized in earnings over the remaining life of our investments. The following table presents changes to net present value of expected credit losses for our Non-Agency RMBS and Loans held for investment portfolios during the previous five quarters. Gross losses are discounted at the rate used to amortize any discounts or premiums on our investments into income. A decrease (negative balance) in the "Increase/(decrease)" line item in the tables below represents a favorable change in expected credit losses. An increase (positive balance) in the "Increase/(decrease)" line item in the tables below represents an unfavorable change in expected credit losses.

| | For the Quarters Ended | | | | |
| | (dollars in thousands) | | | | |
Non-Agency RMBS	**December 31, 2023**	**September 30, 2023**	**June 30, 2023**	**March 31, 2023**	**December 31, 2022**
Balance, beginning of period	$ 81,236	$ 80,532	$ 79,875	$ 89,234	$ 103,394
Realized losses	(1,225)	(1,727)	(2,445)	(2,293)	(3,063)
Accretion	2,569	2,576	2,765	2,949	3,133
Losses on purchases	—	6	—	—	—
Losses on sold/paid-off	—	95	—	—	(4,444)
Increase/(decrease)	12,786	(246)	337	(10,015)	(9,786)
Balance, end of period	$ 95,366	$ 81,236	$ 80,532	$ 79,875	$ 89,234

Loans held for investment	For the Quarters Ended (dollars in thousands) December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Balance, beginning of period	$ 251,002	$ 254,354	$ 285,823	$ 321,017	$ 285,174
Realized losses	(8,457)	(8,200)	(10,281)	(7,992)	(11,023)
Accretion	3,427	3,444	3,554	3,650	3,715
Losses on purchases	—	—	—	404	7,677
Increase/(decrease)	(32,328)	1,404	(24,742)	(31,256)	35,474
Balance, end of period	$ 213,644	$ 251,002	$ 254,354	$ 285,823	$ 321,017

Additionally, the Non-Agency RMBS which we acquire for our portfolio are reviewed by us to ensure that they satisfy our risk-based criteria. Our review of Non-Agency RMBS includes utilizing a portfolio management system. Our review of Non-Agency RMBS and other ABS is based on quantitative and qualitative analysis of the risk-adjusted returns on Non-Agency RMBS and other ABS. This analysis includes an evaluation of the collateral characteristics supporting the RMBS such as borrower payment history, credit profiles, geographic concentrations, credit enhancement, seasoning, and other pertinent factors.

Interest Rate Risk

Our net interest income, borrowing activities and profitability could be negatively affected by volatility in interest rates caused by uncertainties stemming from the effect of inflation and updated Federal Rate increase projections in 2023. As the Federal Reserve increases its Federal Funds Rate, the margin between short and long-term rates could further compress. A prolonged period of extremely volatile and unstable market conditions would likely increase our funding costs and negatively affect market risk mitigation strategies. Higher income volatility from changes in interest rates and spreads to benchmark indices could cause a loss of future net interest income and a decrease in the current fair market values of our assets. Fluctuations in interest rates will impact both the level of income and expense recorded on most of our assets and liabilities and the market value of all interest-earning assets and interest-bearing liabilities, which in turn could have a material adverse effect on our net income, operating results, or financial condition.

Interest rate risk is highly sensitive to many factors, including governmental, monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. We are subject to interest rate risk in connection with our investments and our related debt obligations, which are generally secured financing agreements and securitization trusts. Our secured financing agreements and warehouse facilities may be of limited duration that is periodically refinanced at current market rates. We typically mitigate this risk through utilization of derivative contracts, primarily interest rate swap agreements, swaptions, futures and mortgage options. While we may use interest rate hedges to mitigate risks related to changes in interest rate, the hedges may not fully offset interest expense movements.

Interest Rate Effects on Net Interest Income

Our operating results depend, in large part, on differences between the income from our investments and our borrowing costs. Most of our warehouse facilities and secured financing agreements provide financing based on a floating rate of interest calculated on a fixed spread over SOFR. The fixed spread varies depending on the type of underlying asset which collateralizes the financing. During periods of rising interest rates, the borrowing costs associated with our investments tend to increase while the income earned on our investments may remain substantially unchanged or decrease. This will result in a narrowing of the net interest spread between the related assets and borrowings and may even result in losses. Further, defaults could increase and result in credit losses to us, which could adversely affect our liquidity and operating results. Such delinquencies or defaults could also have an adverse effect on the spread between interest-earning assets and interest-bearing liabilities. We generally do not hedge against credit losses. Hedging techniques are partly based on assumed levels of prepayments of our fixed-rate and hybrid adjustable-rate residential mortgage loans and RMBS. If prepayments are slower or faster than assumed, the life of the residential mortgage loans and RMBS will be longer or shorter, which would reduce the effectiveness of any hedging strategies we may use and may cause losses on such transactions.

Interest Rate Effects on Fair Value

Another component of interest rate risk is the effect changes in interest rates will have on the fair value of the assets we acquire. We face the risk that the fair value of our assets will increase or decrease at different rates than that of our liabilities, including our hedging instruments, if any. We primarily assess our interest rate risk by estimating the duration of our assets compared to

the duration of our liabilities and hedges. Duration essentially measures the market price volatility of financial instruments as interest rates change. We generally calculate duration using various financial models and empirical data. Different models and methodologies can produce different duration numbers for the same securities.

It is important to note that the impact of changing interest rates on fair value can change significantly when interest rates change beyond 100 basis points from current levels. Therefore, the volatility in the fair value of our assets could increase significantly when interest rates change beyond 100 basis points. In addition, other factors impact the fair value of our interest rate-sensitive investments and hedging instruments, such as the shape of the yield curve, market expectations as to future interest rate changes and other market conditions. Accordingly, in the event of changes in actual interest rates, the change in the fair value of our assets would likely differ from that shown below and such difference might be material and adverse to our stockholders.

Effect of U.S. Dollar London Inter Bank Offered Rate or, LIBOR transition

The interest rates on our certain adjustable-rate mortgage loans in our securitizations were based on LIBOR, as were some classes of our preferred stock. After June 30, 2023, all LIBOR tenors relevant to us ceased to be published or became no longer representative. This means that all of our LIBOR-based adjustable-rate mortgage loans have been converted to an equivalent SOFR-based rates plus the appropriate spread adjustment as of July 1, 2023.

We have evaluated the impact of the Act on our adjustable-rate mortgage loan investments covered by the legislation including the impact on certain classes of our outstanding fixed-to-floating preferred stock and determined that LIBOR transition to SOFR-based rates had no material impact on our financial statements.

Interest Rate Cap Risk

We may also invest in adjustable-rate residential mortgage loans and RMBS. These are mortgages or RMBS in which the underlying mortgages are typically subject to periodic and lifetime interest rate caps and floors, which limit the amount by which the security's interest yield may change during any given period. However, our borrowing costs pursuant to our financing agreements will not be subject to similar restrictions. Therefore, in a period of increasing interest rates, interest rate costs on our borrowings could increase without limitation by caps, while the interest-rate yields on our adjustable-rate residential mortgage loans and RMBS would effectively be limited. This problem will be magnified to the extent we acquire adjustable-rate RMBS that are not based on mortgages which are fully indexed. In addition, the mortgages or the underlying mortgages in an RMBS may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. This could result in our receipt of less cash income on our adjustable-rate mortgages or RMBS than we need in order to pay the interest cost on our related borrowings. These factors could lower our net interest income or cause a net loss during periods of rising interest rates, which would harm our financial condition, cash flows and results of operations.

Interest Rate Mismatch Risk

We fund a substantial portion of the acquisitions of our investments with borrowings that have interest rates based on indices and re-pricing terms similar to, but of somewhat shorter maturities than, the interest rate indices and re-pricing terms of the mortgages and mortgage-backed securities. In most cases the interest rate indices and re-pricing terms of our mortgage assets and our funding sources will not be identical, thereby creating an interest rate mismatch between assets and liabilities. Our cost of funds would likely rise or fall more quickly than would our earnings rate on assets. During periods of changing interest rates, such interest rate mismatches could negatively impact our financial condition, cash flows and results of operations. To mitigate interest rate mismatches, we may utilize the hedging strategies discussed above. Our analysis of risks is based on our experience, estimates, models and assumptions. These analyses rely on models which utilize estimates of fair value and interest rate sensitivity. Actual economic conditions or implementation of investment decisions by our management may produce results that differ significantly from the estimates and assumptions used in our models and the projected results.

To mitigate potential interest rate mismatches, we have entered into agreements for longer term, non-mark-to-market financing facilities at rates that are higher than short term secured financing agreements. These longer term agreements are primarily on our less liquid Non-Agency RMBS assets. Having non-mark-to-market financing facilities may be useful in this market to prevent significant margin calls or collateral liquidation in a volatile market. If the market normalizes and repurchase rates fall, we may be locked into long term and higher interest expenses than are otherwise available in the market to finance our portfolio.

Our profitability and the value of our investment portfolio including derivatives may be adversely affected during any period as a result of changing interest rates. The following table quantifies the potential changes in net interest income and market value on the assets we retain and derivatives, if interest rates go up or down 50 and 100 basis points, assuming parallel movements in the yield curves. All changes in income and value are measured as percentage changes from the projected net interest income and the value of the assets we retain at the base interest rate scenario. The base interest rate scenario assumes interest rates at December 31, 2023 and various estimates regarding prepayment and all activities are made at each level of rate change. Actual results could differ significantly from these estimates.

	December 31, 2023	
Change in Interest Rate	Projected Percentage Change in Net Interest Income	Projected Percentage Change in Market Value [1]
-100 Basis Points	6.22 %	7.92 %
-50 Basis Points	3.01 %	3.77 %
Base Interest Rate	—	—
+50 Basis Points	(3.00)%	(3.34)%
+100 Basis Points	(5.84)%	(6.55)%

(1) Projected Percentage Change in Market Value is based on instantaneous moves in interest rates.

Prepayment Risk

As we receive prepayments of principal on these investments, premiums and discounts on such investments will be amortized or accreted into interest income. In general, an increase in actual or expected prepayment rates will accelerate the amortization of purchase premiums, thereby reducing the interest income earned on the investments. Conversely, discounts on such investments are accelerated and accreted into interest income, increasing interest income when prepayments increase. Actual prepayment results may be materially different than the assumptions we use for our portfolio.

Extension Risk

Management computes the projected weighted-average life of our investments based on assumptions regarding the rate at which the borrowers will prepay the underlying mortgages. In general, when fixed-rate or hybrid adjustable-rate residential mortgage loans or RMBS are acquired via borrowings, we may, but are not required to, enter into an interest rate swap agreement or other hedging instrument that attempts to fix our borrowing costs for a period close to the anticipated average life of the fixed-rate portion of the related assets. This strategy is designed to protect us from rising interest rates as the borrowing costs are managed to maintain a net interest spread for the duration of the fixed-rate portion of the related assets. However, if prepayment rates decrease in a rising interest rate environment, the life of the fixed-rate portion of the related assets could extend beyond the term of the swap agreement or other hedging instrument. This could have a negative impact on our results from operations, as borrowing costs would no longer be fixed after the end of the hedging instrument while the income earned on the fixed and hybrid adjustable-rate assets would remain fixed. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

Basis Risk

We may seek to limit our interest rate risk by hedging portions of our portfolio through interest rate swaps or other types of hedging instruments. Basis risk relates to the risk of the spread between our MBS and hedges widening. Such a widening may cause a decline in the fair value of our MBS that is greater than the increase in fair value of our hedges resulting in a net decline in book value.

Market Risk

Market Value Risk

Certain of our securities classified as available-for-sale are reflected at their estimated fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The estimated fair value of these securities fluctuates primarily due to changes in interest rates, prepayment speeds, market liquidity, credit quality, and other factors. Generally, in a rising interest rate environment, the estimated fair value of these securities would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of these securities would be expected to increase. As market volatility increases or liquidity decreases, the fair value of our investments may be adversely impacted.

Real Estate Market Risk

We own assets secured by real property and may own real property directly. Residential property values are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions and unemployment (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing); changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; natural disasters and other acts of God; and retroactive changes to building or similar codes. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our loans, which could also cause us to incur losses.

Risk Management

Subject to maintaining our REIT status, we seek to manage risk exposure to protect our portfolio of residential mortgage loans, RMBS, and other assets and related debt against the effects of major interest rate changes. We generally seek to manage risk by:

- monitoring and adjusting, if necessary, the reset index and interest rate related to our RMBS and our financings;
- attempting to structure our financing agreements to have a range of different maturities, terms, amortizations and interest rate adjustment periods, rights to post both cash and collateral for margin calls and provisions for non-mark-to-market financing facilities;
- using derivatives, financial futures, swaps, options, caps, floors and forward sales to adjust the interest rate sensitivity of our investments and our borrowings;
- using securitization financing to receive the benefit of attractive financing terms for an extended period of time in contrast to short term financing and maturity dates of the investments not included in the securitization; and
- actively managing, through assets selection, on an aggregate basis, the interest rate indices, interest rate adjustment periods, and gross reset margins of our investments and the interest rate indices and adjustment periods of our financings.

Our efforts to manage our assets and liabilities are focused on the timing and magnitude of the re-pricing of assets and liabilities. We attempt to control risks associated with interest rate movements. Methods for evaluating interest rate risk include an analysis of our interest rate sensitivity "gap," which is the difference between interest-earning assets and interest-bearing liabilities maturing or re-pricing within a given time period. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. Because different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category.

The following table sets forth the estimated maturity or re-pricing of our interest-earning assets and interest-bearing liabilities at December 31, 2023. The amounts of assets and liabilities shown within a particular period were determined in accordance with the contractual terms of the assets and liabilities, and securities are included in the period in which their interest rates are first scheduled to adjust and not in the period in which they mature and includes the effect of the interest rate swaps, if any. The interest rate sensitivity of our assets and liabilities in the table could vary substantially based on actual prepayments.

December 31, 2023

(dollars in thousands)

	Within 3 Months		3-12 Months		1 Year to 3 Years		Greater than 3 Years		Total	
Rate sensitive assets	$	26,728	$	407,205	$	9,151	$	12,118,598	$	12,561,682
Cash equivalents		221,684		—		—		—		221,684
Total rate sensitive assets	$	248,412	$	407,205	$	9,151	$	12,118,598	$	12,783,366
Rate sensitive liabilities		2,421,880		4,907,278		—		2,767,244		10,096,402
Interest rate sensitivity gap	$	(2,173,468)	$	(4,500,073)	$	9,151	$	9,351,354	$	2,686,964
Cumulative rate sensitivity gap	$	(2,173,468)	$	(6,673,541)	$	(6,664,390)	$	2,686,964		
Cumulative interest rate sensitivity gap as a percentage of total rate sensitive assets		(17)%		(52)%		(52)%		21 %		

Our analysis of risks is based on our management's experience, estimates, models and assumptions. These analyses rely on models which utilize estimates of fair value and interest rate sensitivity. Actual economic conditions or implementation of investment decisions by our management may produce results that differ significantly from the estimates and assumptions used in our models and the projected results shown in the above tables. These analyses contain certain forward-looking statements and are subject to the safe harbor statement set forth under the heading, "Special Note Regarding Forward-Looking Statements."

Enterprise Risk Management

We employ a "Three Layers of Defense Approach" to Enterprise Risk Management ("ERM") designed to assess and manage risk to achieve our strategic goals. The "First Layer of Defense" consists of assessing key risks indicators ("KRIs") facing each respective business unit within the Company. Our risk management unit is an independent group that acts as the "Second Layer of Defense". The risk management unit partners with various business units to understand, monitor, manage and escalate risks as appropriate. The financial reporting unit operates under the requirements of the Sarbanes Oxley ("SOX"). The "Third Layer of Defense" consists of many of our internal controls which are subject to an independent evaluation by our third-party internal auditors. As an independent third-party, the mandate of the internal auditor is to objectively assess the adequacy and effectiveness of our internal control environment to improve risk management, control and governance processes. Periodic reporting from the risk management unit is provided to executive management and to our audit committee.

Business Continuity Plan ("BCP")

Our BCP is prepared with the intent of providing guidelines to facilitate (i) employee safety and relocation; (ii) preparedness for carrying out activities and receiving communication; (iii) resumption and restoration of systems and business processes and (iv) the protection and integrity of the Company's assets.

Our BCP is designed to facilitate business process resilience in a broad range of scenarios with a dedicated Disaster Recovery Team ("DRT") which is comprised of executive management, head of technology, and professionals across our various business units. Our BCP identifies the critical systems and processes necessary for business operations as well as the resources, employees, and planning needed to support these systems and processes. Critical systems and processes are defined as those which have a material impact on core operations, financial performance, or regulatory requirements. This includes applications which facilitate financial transactions, transaction settlements, financial reporting, and business communication and the personnel who perform such actions. Our BCP provides guidelines to aid in the timely resumption of business operations and for communication with employees, service providers and other key stakeholders needed to support these operations. Our BCP is a "living process" that will evolve with the input and guidance of the key stakeholders, subject matter experts and industry best practices and is reviewed and updated at least annually.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements and the related notes, together with the Reports of Independent Registered Public Accounting Firm thereon, are set forth in Part IV of this 2023 Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Our management, including our Chief Executive Officer and Chief Financial Officer, reviewed and evaluated the effectiveness of the design and operation of our disclosure controls and procedures covering the preparation and review of this 2023 Form 10-K. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures were effective.

(b) Management's Report on Internal Control Over Financial Reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act, as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 2013 Internal Control-Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Ernst & Young LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2023, included in their report under Item 8. "Financial statements and Supplementary Data"

(c) Changes in Internal Control over Financial Reporting

During the fourth quarter of 2023, we implemented control enhancements related to validating the key assumption inputs that we use in the valuation of our portfolio. Other than as discussed in the preceding sentence, there was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

We expect to file with the SEC, in April 2024 (and, in any event, no later than 120 days after the close of our last fiscal year), a definitive proxy statement, or the Proxy Statement, pursuant to SEC Regulation 14A in connection with our Annual Meeting of Stockholders to be held on or about June 5, 2024. The information to be included in the Proxy Statement regarding our directors, executive officers, and certain other matters required by Item 401 of Regulation S-K is incorporated herein by reference.

The information to be included in the Proxy Statement regarding compliance with Section 16(a) of the 1934 Act required by Item 405 of Regulation S-K is incorporated herein by reference.

The information to be included in the Proxy Statement regarding our Code of Business Conduct and Ethics required by Item 406 of Regulation S-K is incorporated herein by reference.

The information to be included in the Proxy Statement regarding certain matters pertaining to our corporate governance required by Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference.

Item 11. Executive Compensation

The information to be included in the Proxy Statement regarding executive compensation and other compensation related matters required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The tables to be included in the Proxy Statement, which will contain information relating to securities authorized for issuance under equity compensation plans and beneficial ownership of our capital stock required by Items 201(d) and 403 of Regulation S-K, are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information to be included in the Proxy Statement regarding transactions with related persons, promoters and certain control persons and director independence required by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information to be included in the Proxy Statement concerning principal accounting fees and services and the Audit Committee's pre-approval policies and procedures required by Item 9(e) of Schedule 14A is incorporated herein by reference.

Part IV

Item 15. Exhibits

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of Chimera Investment Corporation (filed as Exhibit 3.1 to the Company's Registration Statement on Amendment No. 1 to Form S-11 (File No. 333-145525) filed on September 27, 2007 and incorporated herein by reference).
3.2	Articles of Amendment to the Articles of Amendment and Restatement of Chimera Investment Corporation (filed as Exhibit 3.1 to the Company's Report on Form 8-K filed on May 28, 2009 and incorporated herein by reference).
3.3	Articles of Amendment to the Articles of Amendment and Restatement of Chimera Investment Corporation (filed as Exhibit 3.1 to the Company's Report on Form 8-K filed on November 5, 2010 and incorporated herein by reference).
3.4	Articles of Amendment to the Articles of Amendment and Restatement of Chimera Investment Corporation (filed as Exhibit 3.1 to the Company's Report on Form 8-K filed on April 6, 2015 and incorporated herein by reference).
3.5	Articles of Amendment to the Articles of Amendment and Restatement of Chimera Investment Corporation (filed as Exhibit 3.2 to the Company's Report on Form 8-K filed on April 6, 2015 and incorporated herein by reference).
3.6	Articles of Amendment to the Articles of Amendment and Restatement of Chimera Investment Corporation (filed as Exhibit 3.6 to the Company's Report on Form 8-A filed on January 17, 2019 and incorporated herein by reference).
3.7	Certificate of Correction, dated as of September 10, 2021 (filed as Exhibit 3.7 to the Company's Report on Form 8-K filed on September 13, 2021 and incorporated herein by reference)

3.8	Articles Supplementary to the Articles of Amendment and Restatement of Chimera Investment Corporation designating the Company's 8.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (filed with the SEC as Exhibit 3.1 to the Company's Report on Form 8-K filed October 12, 2016 and incorporated herein by reference).
3.9	Articles Supplementary to the Articles of Amendment and Restatement of Chimera Investment Corporation designating the Company's 8.00% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (filed with the SEC as Exhibit 3.7 to the Company's Registration Statement on Form 8-A filed on February 24, 2017 and incorporated herein by reference).
3.10	Articles Supplementary to the Articles of Amendment and Restatement of Chimera Investment Corporation designating the Company's 7.75% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (filed as Exhibit 3.8 to the Company's Report on Form 8-A filed September 18, 2018 and incorporated herein by reference).
3.11	Articles Supplementary to the Articles of Amendment and Restatement of Chimera Investment Corporation designating the Company's 8.00% Series D Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (filed as Exhibit 3.10 to the Company's Report on Form 8-A filed January 17, 2019 and incorporated herein by reference).
3.12	Amended and Restated Bylaws of Chimera Investment Corporation (filed with the Commission as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on January 10, 2017 and incorporated herein by reference).
4.1	Description of securities
4.2	Specimen Common Stock Certificate of Chimera Investment Corporation (filed as Exhibit 4.1 to the Company's Registration Statement on Amendment No. 1 to Form S-11 (File No. 333-145525) filed on September 27, 2007 and incorporated herein by reference).
4.3	Form of specimen certificate representing the shares of 8.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock Certificate (filed as Exhibit 4.1 to the Company's Report on Form 8-K filed October 12, 2016 and incorporated herein by reference).
4.4	Form of specimen certificate representing the shares of 8.00% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock Certificate (filed with the SEC as Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed on February 24, 2017 and incorporated herein by reference).
4.5	Form of specimen certificate representing the shares of 7.75% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock Certificate (filed with the SEC as Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed on September 18, 2018 and incorporated herein by reference).
4.6	Form of specimen certificate representing the shares of 8.00% Series D Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock Certificate (filed with the SEC as Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed on January 17, 2019 and incorporated herein by reference).
10.1†	Chimera Investment Corporation 2023 Equity Incentive Plan (filed as Appendix I to the Company's Proxy Statement filed on April 26, 2023 and incorporated herein by reference)
10.2†	Form of Performance Share Unit Award Agreement
10.3†	Form of Restricted Stock Unit Award Agreement
10.4†	Stock Award Deferral Program (filed as Exhibit 10.6 to the Company's Report on Form 10-K filed on February 25, 2016 and incorporated herein by reference)
10.5†	Employment Agreement, dated December March 24, 2023 and effective as of January 1, 2023, between the Company and Phillip J. Kardis, II (filed as Exhibit 10.1 to the Company's Report on Form 10-Q filed on May 4, 2023 and incorporated herein by reference).
10.6†	Employment Agreement, dated March 24, 2023 and effective as of January 1, 2023, between the Company and Choudhary Yarlagadda (filed as Exhibit 10.2 to the Company's Report on Form 10-Q filed on May 4, 2023 and incorporated herein by reference).
10.7†	Employment Agreement, dated December March 24, 2023 and effective as of January 1, 2023, between the Company and Subramaniam Viswanathan (filed as Exhibit 10.3 to the Company's Report on Form 10-Q filed on May 4, 2023 and incorporated herein by reference).
10.8†	Employment Agreement, dated December March 24, 2023 and effective as of January 1, 2023, between the Company and Dan Sudhanshu Thakkar (filed as Exhibit 10.4 to the Company's Report on Form 10-Q filed on May 4, 2023 and incorporated herein by reference).
10.9†	Employment Agreement, dated and effective as of November 9, 2023, between the Company and Miyun Sung
10.10†	Form of Director and Officer Indemnification Agreement (filed as Exhibit 10.6 to the Company's Report on Form 10-Q filed on November 5, 2015 and incorporated herein by reference).
10.11†	Letter of Agreement and General Release, dated January 10, 2024, between Chimera Investment Corporation and Choudhary Yarlagadda (filed as Exhibit 10.1 to the Company's Report on Form 8-K filed on January 17, 2024 and incorporated herein by reference.
21.1	Subsidiaries of Registrant

23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Phillip J. Kardis II, Chief Executive Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Subramaniam Viswanathan, Chief Financial Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Phillip J. Kardis II, Chief Executive Officer of the Registrant, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Subramaniam Viswanathan, Chief Financial Officer the Registrant, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97†	Chimera Investment Corporation Compensation Recovery Policy
101.INS*	XBRL Instance Document - The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

†   Represents a management contract or compensatory plan or arrangement

*   This exhibit is being furnished rather than filed, and shall not be deemed incorporated by reference into any filing, in accordance with Item 601 of Regulation S-K

CHIMERA INVESTMENT CORPORATION

FINANCIAL STATEMENTS

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Chimera Investment Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Chimera Investment Corporation (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of financial instruments using significant unobservable inputs

Description of the Matter

As of December 31, 2023, the Company had recognized on its consolidated statement of financial condition the following financial instruments that are categorized as Level 3 in the fair value hierarchy (Level 3 financial instruments): $1.04 billion of Non-Agency RMBS, at fair value; $11.1 billion of Loans held for investment, at fair value; and $7.6 billion of Securitized debt at fair value, collateralized by loans held for investment. Management determines the fair value of these Level 3 financial instruments by applying the methodologies described in Note 5 to the financial statements and using significant unobservable inputs. Determining the fair value of each Level 3 financial instrument requires management to make significant judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates used in the measurements.

Auditing the fair value of the Company's Level 3 financial instruments was complex due to the judgment and estimation uncertainty used by the Company in determining the fair value of the financial instruments. In particular, to value its Level 3 financial instruments, the Company used significant unobservable inputs, such as discount rates, prepayment speeds, default rates, and loss severities which are significant to the valuation of these Level 3 financial instruments.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's financial instrument valuation process. This included controls over management's review of the appropriateness of significant assumptions and data inputs and the validation of fair values developed by the Company through comparison to information from third party pricing services, as well as controls over management's review and approval of the fair value estimates.

Our audit procedures included, among others, evaluating the valuation methodologies used by the Company. With the assistance of our valuation specialists, we independently developed a range of fair value estimates for a sample of financial instruments based on market data and compared them to the Company's estimates. In addition, we evaluated information that corroborates or contradicts the Company's fair value estimates.

Interest Income on Non-Agency RMBS and Loans held for investment

Description of the Matter

As disclosed in Note 5 to the consolidated financial statements, the Company recorded $38.8 million of net accretion of purchase discounts on the Company's Non-Agency RMBS portfolio and $52.6 million of net amortization of purchase premiums on the Company's Loans held for investment portfolio, both of which are included in the interest income line item within the consolidated statement of operations for the year ending December 31, 2023. As discussed in Note 2 to the consolidated financial statements, the Company recognizes interest income on these investments using the interest method based on management's estimates of cash flows. The Company uses significant assumptions regarding the timing and amount of expected future cash flows such as prepayment speeds, default rates, loss severities and other pertinent factors.

Auditing management's estimate of interest income was complex due to the significant judgment required in determining the appropriateness of the Company's cash flow estimations used to determine interest income, including the amount and timing of such cash flows. In particular, the estimate was sensitive to significant assumptions with little to no available market data, such as the prepayment speeds and loss assumptions for each investment, which are based on management's best estimate of future investment and market performance.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's processes for determining interest income on Non-Agency RMBS and Loans held for investment. This included the controls over management's review and approval of significant assumptions utilized for cash flow estimates as well as the Company's quarterly analysis of yield income.
	Our audit procedures included, among others, evaluating the appropriateness of the income recognition model applied to each of the Company's investments and, for a sample of investments, testing the mathematical accuracy of the yields and the Company's cash flow estimates. With the assistance of our valuation specialists, we independently developed a range of loss projections for a sample of investments based on market data and compared them to the Company's estimates utilized for income recognition.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012

New York, New York

February 29, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Chimera Investment Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Chimera Investment Corporation's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the COSO criteria). In our opinion, Chimera Investment Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York

February 29, 2024

CHIMERA INVESTMENT CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands, except share and per share data)

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 221,684	$ 264,600
Non-Agency RMBS, at fair value (net of allowance for credit losses of $19 million and $7 million, respectively)	1,043,806	1,147,481
Agency MBS, at fair value	102,484	430,944
Loans held for investment, at fair value	11,397,046	11,359,236
Accrued interest receivable	76,960	61,768
Other assets	87,018	133,866
Derivatives, at fair value	—	4,096
Total assets [1]	$ 12,928,998	$ 13,401,991
Liabilities:		
Secured financing agreements ($3.6 billion and $4.7 billion pledged as collateral, respectively, and includes $350 million and $374 million at fair value, respectively)	$ 2,432,115	$ 3,434,765
Securitized debt, collateralized by Non-Agency RMBS ($249 million and $276 million pledged as collateral, respectively)	75,012	78,542
Securitized debt at fair value, collateralized by Loans held for investment ($10.7 billion and $10.0 billion pledged as collateral, respectively)	7,601,881	7,100,742
Payable for investments purchased	158,892	9,282
Accrued interest payable	38,272	30,696
Dividends payable	54,552	64,545
Accounts payable and other liabilities	9,355	16,616
Total liabilities [1]	$ 10,370,079	$ 10,735,188
Commitments and Contingencies (See Note 15)		
Stockholders' Equity:		
Preferred Stock, par value of $0.01 per share, 100,000,000 shares authorized:		
8.00% Series A cumulative redeemable: 5,800,000 shares issued and outstanding, respectively ($145,000 liquidation preference)	$ 58	$ 58
8.00% Series B cumulative redeemable: 13,000,000 shares issued and outstanding, respectively ($325,000 liquidation preference)	130	130
7.75% Series C cumulative redeemable: 10,400,000 shares issued and outstanding, respectively ($260,000 liquidation preference)	104	104
8.00% Series D cumulative redeemable: 8,000,000 shares issued and outstanding, respectively ($200,000 liquidation preference)	80	80
Common stock: par value $0.01 per share; 500,000,000 shares authorized, 241,360,656 and 231,824,192 shares issued and outstanding, respectively	2,414	2,318
Additional paid-in-capital	4,368,520	4,318,388
Accumulated other comprehensive income	185,668	229,345
Cumulative earnings	4,165,046	4,038,942
Cumulative distributions to stockholders	(6,163,101)	(5,922,562)
Total stockholders' equity	$ 2,558,919	$ 2,666,803
Total liabilities and stockholders' equity	$ 12,928,998	$ 13,401,991

(1) The Company's consolidated statements of financial condition include assets of consolidated variable interest entities, or VIEs, that can only be used to settle obligations and liabilities of the VIE for which creditors do not have recourse to the primary beneficiary (Chimera Investment Corporation). As of December 31, 2023, and December 31, 2022, total assets of consolidated VIEs were $10,501,840 and $10,199,266, respectively, and total liabilities of consolidated VIEs were $7,349,109 and $6,772,125, respectively. See Note 8 for further discussion.

See accompanying notes to consolidated financial statements.

CHIMERA INVESTMENT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share and per share data)

		For the Year Ended		
		December 31, 2023	December 31, 2022	December 31, 2021
Net interest income:				
Interest income [1]	$	772,904 $	773,121 $	937,546
Interest expense [2]		509,541	333,293	326,628
Net interest income		263,363	439,828	610,918
Increase/(decrease) in provision for credit losses		11,371	7,037	33
Other investment gains (losses):				
Net unrealized gains (losses) on derivatives		(6,411)	(1,482)	—
Realized gains (losses) on derivatives		(40,957)	(561)	—
Periodic interest cost of swaps, net		17,167	(1,752)	—
Net gains (losses) on derivatives		(30,201)	(3,795)	—
Net unrealized gains (losses) on financial instruments at fair value		34,373	(736,899)	437,357
Net realized gains (losses) on sales of investments		(31,234)	(76,473)	45,313
Gains (losses) on extinguishment of debt		3,875	(2,897)	(283,556)
Other investment gains (losses)		1,091	(1,866)	—
Total other gains (losses)		(22,096)	(821,930)	199,114
Other expenses:				
Compensation and benefits		30,570	49,378	46,823
General and administrative expenses		25,117	22,651	22,246
Servicing and asset manager fees		32,624	36,005	36,555
Transaction expenses		15,379	16,146	29,856
Total other expenses		103,690	124,180	135,480
Income (loss) before income taxes		126,206	(513,319)	674,519
Income tax expense (benefit)		102	(253)	4,405
Net income (loss)	$	126,104 $	(513,066) $	670,114
Dividends on preferred stock		73,750	73,765	73,764
Net income (loss) available to common shareholders	$	52,354 $	(586,831) $	596,350
Net income (loss) per share available to common shareholders:				
Basic	$	0.23 $	(2.51) $	2.55
Diluted	$	0.23 $	(2.51) $	2.44
Weighted average number of common shares outstanding:				
Basic		230,057,356	233,938,745	233,770,474
Diluted		232,617,866	233,938,745	245,496,926

(1) Includes interest income of consolidated VIEs of $593,384, $551,253, and $586,580 for the years ended December 31, 2023, 2022, and 2021, respectively. See Note 8 for further discussion.

(2) Includes interest expense of consolidated VIEs of $282,542, $197,823, and $203,135 for the years ended December 31, 2023, 2022, and 2021, respectively. See Note 8 for further discussion.

See accompanying notes to consolidated financial statements.

CHIMERA INVESTMENT CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(dollars in thousands, except share and per share data)

	For the Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Comprehensive income (loss):			
Net income (loss)	$ 126,104	$ (513,066)	$ 670,114
Other comprehensive income:			
Unrealized gains (losses) on available-for-sale securities, net	(44,990)	(175,709)	(115,926)
Reclassification adjustment for net realized losses (gains) included in net income	1,313	—	(37,116)
Other comprehensive income (loss)	$ (43,677)	$ (175,709)	$ (153,042)
Comprehensive income (loss) before preferred stock dividends	$ 82,427	$ (688,775)	$ 517,072
Dividends on preferred stock	$ 73,750	$ 73,765	$ 73,764
Comprehensive income (loss) available to common stock shareholders	$ 8,677	$ (762,540)	$ 443,308

See accompanying notes to consolidated financial statements.

CHIMERA INVESTMENT CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(dollars in thousands, except per share data)

For the Year Ended December, 2023

	Series A Preferred Stock Par Value	Series B Preferred Stock Par Value	Series C Preferred Stock Par Value	Series D Preferred Stock Par Value	Common Stock Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Cumulative Earnings	Cumulative Distributions to Stockholders	Total
Balance, December 31, 2022	$ 58	$ 130	$ 104	$ 80	$ 2,318	$ 4,318,388	$ 229,345	$ 4,038,942	$ (5,922,562)	$ 2,666,803
Net income (loss)	—	—	—	—	—	—	—	126,104	—	126,104
Other comprehensive income	—	—	—	—	—	—	(43,677)	—	—	(43,677)
Repurchase of common stock	—	—	—	—	(58)	(33,043)	—	—	—	(33,101)
Issuance of common stock	—	—	—	—	145	73,632	—	—	—	73,777
Stock based compensation	—	—	—	—	9	9,543	—	—	—	9,552
Common dividends declared	—	—	—	—	—	—	—	—	(166,789)	(166,789)
Preferred dividends declared	—	—	—	—	—	—	—	—	(73,750)	(73,750)
Balance, December 31, 2023	$ 58	$ 130	$ 104	$ 80	$ 2,414	$ 4,368,520	$ 185,668	$ 4,165,046	$ (6,163,101)	$ 2,558,919

For the Year Ended December, 2022

	Series A Preferred Stock Par Value	Series B Preferred Stock Par Value	Series C Preferred Stock Par Value	Series D Preferred Stock Par Value	Common Stock Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Cumulative Earnings	Cumulative Distributions to Stockholders	Total
Balance, December 31, 2021	$ 58	$ 130	$ 104	$ 80	$ 2,370	$ 4,359,045	$ 405,054	$ 4,552,008	$ (5,582,658)	$ 3,736,191
Net income (loss)	—	—	—	—	—	—	—	(513,066)	—	(513,066)
Other comprehensive income	—	—	—	—	—	—	(175,709)	—	—	(175,709)
Repurchase of Common Stock	—	—	—	—	(54)	(48,832)	—	—	—	(48,886)
Stock based compensation	—	—	—	—	2	8,175	—	—	—	8,177
Common dividends declared	—	—	—	—	—	—	—	—	(266,139)	(266,139)
Preferred dividends declared	—	—	—	—	—	—	—	—	(73,765)	(73,765)
Balance, December 31, 2022	$ 58	$ 130	$ 104	$ 80	$ 2,318	$ 4,318,388	$ 229,345	$ 4,038,942	$ (5,922,562)	$ 2,666,803

For the Year Ended December, 2021

	Series A Preferred Stock Par Value	Series B Preferred Stock Par Value	Series C Preferred Stock Par Value	Series D Preferred Stock Par Value	Common Stock Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Cumulative Earnings	Cumulative Distributions to Stockholders	Total
Balance, December 31, 2020	$ 58	$ 130	$ 104	$ 80	$ 2,306	$ 4,538,029	$ 558,096	$ 3,881,894	$ (5,201,311)	$ 3,779,386
Net income (loss)	—	—	—	—	—	—	—	670,114	—	670,114
Other comprehensive income	—	—	—	—	—	—	(153,042)	—	—	(153,042)
Repurchase of Common Stock	—	—	—	—	(2)	(1,826)	—	—	—	(1,828)
Settlement of warrants	—	—	—	—	—	(220,945)	—	—	—	(220,945)
Settlement of convertible debt	—	—	—	—	58	37,282	—	—	—	37,340
Stock based compensation	—	—	—	—	8	6,505	—	—	—	6,513
Common dividends declared	—	—	—	—	—	—	—	—	(307,583)	(307,583)
Preferred dividends declared	—	—	—	—	—	—	—	—	(73,764)	(73,764)
Balance, December 31, 2021	$ 58	$ 130	$ 104	$ 80	$ 2,370	$ 4,359,045	$ 405,054	$ 4,552,008	$ (5,582,658)	$ 3,736,191

See accompanying notes to financial statements.

CHIMERA INVESTMENT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

		For the Year Ended	
	December 31, 2023	December 31, 2022	December 31, 2021
Cash Flows From Operating Activities:			
Net income (loss)	$ 126,104	$ (513,066)	$ 670,114
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Accretion) amortization of investment discounts/premiums, net	16,347	61,488	70,584
Accretion (amortization) of deferred financing costs, debt issuance costs, and Securitized debt discounts/premiums, net	31,818	(258)	8,625
Net unrealized losses (gains) on derivatives	6,411	1,482	—
Proceeds (payments) for derivative settlements	(20,509)	(6,200)	—
Margin (paid) received on derivatives	70,415	(40,234)	—
Net unrealized losses (gains) on financial instruments at fair value	(34,373)	736,899	(437,357)
Net realized losses (gains) on sales of investments	31,234	76,473	(45,313)
Other investment (gains) losses	(1,091)	1,866	—
Net increase (decrease) in provision for credit losses	11,371	7,037	33
(Gain) loss on extinguishment of debt	(3,875)	2,897	283,556
Equity-based compensation expense	9,552	8,177	6,513
Changes in operating assets:			
Decrease (increase) in accrued interest receivable, net	(15,192)	7,745	11,643
Decrease (increase) in other assets	(15,235)	(33,476)	(36,013)
Changes in operating liabilities:			
Increase (decrease) in accounts payable and other liabilities	(7,285)	5,041	6,903
Increase (decrease) in accrued interest payable, net	7,577	9,851	(20,106)
Net cash provided by (used in) operating activities	$ 213,269	$ 325,722	$ 519,182
Cash Flows From Investing Activities:			
Agency MBS portfolio:			
Purchases	$ (2,085)	$ (57,931)	$ (217,263)
Sales	313,094	42,503	201,653
Principal payments	901	253,815	773,381
Non-Agency RMBS portfolio:			
Purchases	(3,954)	(23,000)	(9,766)
Sales	—	23,056	47,674
Principal payments	83,724	178,305	299,332
Loans held for investment:			
Purchases	(1,260,187)	(2,067,352)	(2,852,801)
Sales	2,611	—	1,653,260
Principal payments	1,417,648	2,160,445	2,652,767
Net cash provided by (used in) investing activities	$ 551,752	$ 509,841	$ 2,548,237
Cash Flows From Financing Activities:			
Proceeds from secured financing agreements	$ 29,073,443	$ 37,815,611	$ 45,623,033
Payments on secured financing agreements	(30,090,242)	(37,637,975)	(47,001,449)

Payments on repurchase of common stock	(33,101)		(48,886)		(1,828)
Proceeds on issuance of common stock	73,777		—		—
Proceeds from securitized debt borrowings, collateralized by Loans held for investment	2,186,058		1,122,982		5,521,953
Payments on securitized debt borrowings, collateralized by Loans held for investment	(1,767,286)		(1,844,033)		(6,440,480)
Payments on securitized debt borrowings, collateralized by Non-Agency RMBS	(53)		(2,892)		(21,752)
Payments on convertible debt purchases	—		—		(36,892)
Settlement of warrants	—		—		(220,945)
Common dividends paid	(195,219)		(287,746)		(298,644)
Preferred dividends paid	(55,313)		(73,765)		(73,764)
Net cash provided by (used in) financing activities	$ (807,937)	$	(956,704)	$	(2,950,768)
Net increase (decrease) in cash and cash equivalents	(42,916)		(121,141)		116,651
Cash and cash equivalents at beginning of period	264,600		385,741		269,090
Cash and cash equivalents at end of period	$ 221,684	$	264,600	$	385,741

Supplemental disclosure of cash flow information:

Interest received	$ 774,059	$	842,354	$	1,019,773
Interest paid	$ 470,147	$	323,271	$	338,538
Income taxes paid (received)	$ 102	$	(253)	$	4,405
Non-cash investing activities:					
Payable for investments purchased	$ 158,892	$	9,282	$	477,415
Net change in unrealized gain (loss) on available-for sale securities	$ (44,990)	$	(175,709)	$	(153,042)
Retained beneficial interests	$ —	$	—	$	24,891

Transfer of investments due to consolidation

Loans held for investment, at fair value	$ —	$	1,047,838	$	—
Securitized debt at fair value, collateralized by loans held for investment	$ —	$	774,514	$	—
Non-Agency RMBS, at fair value	$ —	$	(218,276)	$	—

Non-cash financing activities:

Dividends declared, not yet paid	$ 54,552	$	64,545	$	86,152
Conversion of convertible debt	$ —	$	—	$	37,339

See accompanying notes to consolidated financial statements.

CHIMERA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Chimera Investment Corporation, or the Company, was organized in Maryland on June 1, 2007. The Company commenced operations on November 21, 2007 when it completed its initial public offering. The Company elected to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder, or the Code.

The Company is an internally managed REIT that is primarily engaged, through its subsidiaries, in the business of investing in a diversified portfolio of mortgage assets, including residential mortgage loans, Agency RMBS, Non-Agency RMBS, Agency CMBS, and other real estate-related assets. The following defines certain of the commonly used terms in this Annual Report on Form 10-K: Agency refers to a federally chartered corporation, such as Fannie Mae or Freddie Mac, or an agency of the U.S. Government, such as Ginnie Mae; MBS refers to mortgage-backed securities secured by pools of residential or commercial mortgage loans; Agency RMBS and Agency CMBS refer to MBS that are secured by pools of residential and commercial mortgage loans, respectively, and are issued or guaranteed by an Agency; Agency MBS refers to MBS that are issued or guaranteed by an Agency and includes Agency RMBS and Agency CMBS collectively; Non-Agency RMBS refers to residential MBS that are not guaranteed by any agency of the U.S. Government or any Agency. IO refers to Interest-only securities.

The Company conducts its operations through various subsidiaries including subsidiaries it treats as taxable REIT subsidiaries, or TRSs. In general, a TRS may hold assets and engage in activities that the Company cannot hold or engage in directly and generally may engage in any real estate or non-real estate related business. The Company currently has twelve wholly-owned direct subsidiaries: Chimera RMBS Whole Pool LLC and Chimera RMBS LLC formed in June 2009; CIM Trading Company LLC, or CIM Trading, formed in July 2010; Chimera Funding TRS LLC, or CIM Funding TRS, a TRS formed in October 2013; Chimera CMBS Whole Pool LLC and Chimera RMBS Securities LLC formed in March 2015; Chimera RR Holding LLC formed in April 2016; Anacostia LLC, a TRS formed in June 2018; NYH Funding LLC, a TRS formed in May 2019; Kali 2020 Holdings LLC formed in May 2020; Varuna Capital Partners LLC formed in September 2020; and Aarna Holdings LLC formed in November 2020.

During 2022, the Company exchanged its interest in Kah Capital Management, LLC for an interest in Kah Capital Holdings, LLC, which is accounted for as an equity method investment in other assets on the Statement of Financial Condition at December 31, 2023. Kah Capital Holdings, LLC is the parent of Kah Capital Management, LLC. The Company paid $589 thousand for mortgage asset servicing oversight fees to Kah Capital Management during the year ended December 31, 2023 and are reported within Other Expenses on the Statement of Operations. The Company paid $250 thousand and $1 million during the years ended December 31, 2022 and 2021, respectively, in fees to Kah Capital Management, LLC. These fees were paid for investment services provided, and are reported within Other Expenses on the Statement of Operations. The Company has made a $75 million capital commitment to a fund managed by Kah Capital Management, LLC. As of December 31, 2023, the Company has funded $46 million towards that commitment. The Company's investment in this fund is accounted for as an equity method investment in other assets on the Statement of Financial Condition. The Company records any gains and losses associated with its equity method investments in other investment gains (losses) on the Statement of Operations.

2. Summary of the Significant Accounting Policies

(a) Basis of Presentation and Consolidation

The accompanying consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. In the opinion of the Company, all normal and recurring adjustments considered necessary for a fair presentation of its financial position, results of operations and cash flows have been included. Investment transactions are recorded on the trade date.

The consolidated financial statements include the Company's accounts, the accounts of its wholly-owned subsidiaries, and variable interest entities, or VIEs, in which the Company is the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation.

The Company uses securitization trusts considered to be VIEs in its securitization transactions. VIEs are defined as entities in which equity investors (i) do not have the characteristics of a controlling financial interest, or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The entity that consolidates a VIE is known as its primary beneficiary and is generally the entity with (i) the power to direct the activities that most significantly impact the VIEs' economic performance, and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE. For VIEs that do not have substantial on-going activities, the power to direct the activities that most significantly impact the VIEs' economic performance may be determined by an entity's involvement with the design and structure of the VIE.

The trusts are structured as entities that receive principal and interest on the underlying collateral and distribute those payments to the security holders. The assets held by the securitization entities are restricted in that they can only be used to fulfill the obligations of the securitization entity. The Company's risks associated with its involvement with these VIEs are limited to its risks and rights as a holder of the security it has retained as well as certain risks associated with being the sponsor and depositor of and the seller, directly or indirectly to, the securitizations entities.

Determining the primary beneficiary of a VIE requires judgment. The Company determined that for the securitizations it consolidates, its ownership provides the Company with the obligation to absorb losses or the right to receive benefits from the VIE that could be significant to the VIE. In addition, the Company has the power to direct the activities of the VIEs that most significantly impact the VIEs' economic performance, or power, such as rights to replace the servicer without cause, or the Company was determined to have power in connection with its involvement with the structure and design of the VIE.

The Company's interest in the assets held by these securitization vehicles, which are consolidated on the Company's Consolidated Statements of Financial Condition, is restricted by the structural provisions of these trusts, and a recovery of the Company's investment in the vehicles will be limited by each entity's distribution provisions. Generally, the securities retained by the Company are the most subordinate in the capital structure, which means those securities receive distributions after the senior securities have been paid. The liabilities of the securitization vehicles, which are also consolidated on the Company's Consolidated Statements of Financial Condition, are non-recourse to the Company, and can only be satisfied using proceeds from each securitization vehicle's respective asset pool.

The assets of securitization entities are comprised of residential mortgage-backed securities, or RMBS, or residential mortgage loans. See Notes 3, 4 and 8 for further discussion of the characteristics of the securities and loans in the Company's portfolio.

(b) Statements of Financial Condition Presentation

The Company's Consolidated Statements of Financial Condition include both the Company's direct assets and liabilities and the assets and liabilities of consolidated securitization vehicles. Retained beneficial interests of the consolidated securitization vehicles are eliminated in consolidation. Assets of each consolidated VIE can only be used to satisfy the obligations of that VIE, and the liabilities of consolidated VIEs are non-recourse to the Company. The Company is not obligated to provide, nor does it intend to provide, any financial support to these consolidated securitization vehicles. The notes to the consolidated financial statements describe the Company's assets and liabilities including the assets and liabilities of consolidated securitization vehicles. See Note 8 for additional information related to the Company's investments in consolidated securitization vehicles.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash deposited overnight in money market funds, which are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation. There were no restrictions on cash and cash equivalents at December 31, 2023 and December 31, 2022.

(d) Agency and Non-Agency Mortgage-Backed Securities

The Company invests in mortgage backed securities, or MBS, representing interests in obligations backed by pools of mortgage loans. The Company's investments in MBS includes investments in both Agency MBS and Non-Agency MBS. The Company delineates between Agency MBS and Non-Agency MBS as follows: (1) Agency MBS are mortgage pass-through certificates, collateralized mortgage obligations, or CMOs, and other MBS representing interests in or obligations backed by pools of mortgage loans issued or guaranteed by agencies of the U.S. Government, such as Ginnie Mae, or federally chartered corporations such as Freddie Mac or Fannie Mae where principal and interest repayments are guaranteed by the respective agency of the U.S. Government or federally chartered corporation; and (2) Non-Agency MBS are not issued or guaranteed by a U.S. Government Agency or other institution and are subject to credit risk. Repayment of principal and interest on Non-Agency MBS is not guaranteed and it is subject to the performance of the mortgage loans or MBS collateralizing the obligation. Agency MBS collectively refers to include Agency CMBS and Agency RMBS.

The Company also invests in Interest Only Agency MBS strips and Interest Only Non-Agency RMBS strips, or IO MBS strips. IO MBS strips represent the Company's right to receive a specified proportion of the contractual interest flows of the collateral.

The Company classifies its MBS as available-for-sale sale (AFS) or in accordance with the fair-value option (FVO). MBS classified as AFS are recorded on the Consolidated Statements of Financial Condition at fair value with changes in fair value recorded in Other comprehensive income (OCI). MBS classified as FVO are recorded on the Consolidated Statements of Financial Condition at fair value with changes in fair value recorded in earnings. See Note 5 of these consolidated financial statements for further discussion of MBS classified as FVO and how the Company determines fair value. From time to time, as part of the overall management of its portfolio, the Company may sell any of its investments and recognize a realized gain or loss as a component of earnings in the Consolidated Statements of Operations utilizing the average cost method.

The Company's accounting policy for interest income and an allowance for credit losses related to its MBS is as follows:

Interest Income Recognition and Allowance for Credit Losses

Investments in Non-agency RMBS securities

The Company considers its investments in Non-Agency RMBS as beneficial interests. Beneficial interests give the Company the right to receive all or portions of specified cash flows received by a trust or other entity. Beneficial interests held by the Company are created in connection with securitization transactions such as those involving mortgage loan obligations. Beneficial interests are accounted for in accordance with guidance Financial Accounting Standards Board (FASB) Accounting Standards Codification, 325-40, Beneficial Interests in Securitized Financial Assets, (ASC 325-40) as amended by the accounting standards update No. 2016-13, Measurement of Credit Losses on Financial Instruments (ASU 2016-13).

Interest income on the Company's beneficial interests is recognized using the interest method based on the Company's estimates of cash flows expected to be collected. The effective interest rate on these securities is based on the Company's estimate for each security of the projected cash flows, which are estimated based on observation of current market information and include assumptions related to fluctuations in prepayment speeds and the timing and amount of credit losses. On a quarterly basis, the Company reviews and, if appropriate, adjusts its cash flow projections based on inputs and analyses received from external sources, internal models, and the Company's judgments about prepayment rates, the timing and amount of credit losses, and other factors. Changes in the amount or timing of cash flows from those originally projected, or from those estimated at the last evaluation date, are considered to be either favorable changes or adverse changes.

Adverse changes in the timing or amount of cash flows on beneficial interests classified as AFS could result in the Company recording an increase in the allowance for credit losses. The allowance for credit losses are calculated using a discounted cash flow (DCF) approach and is measured as the difference between the beneficial interest's amortized cost and the estimate of cash flows expected to be collected discounted at the effective interest rate used to accrete the beneficial interest. The allowance for credit losses is recorded as a contra-asset and a reduction in earnings. The allowance for credit losses will be limited to the amount of the unrealized losses on the beneficial interest. Any allowance for credit losses in excess of the unrealized losses on the beneficial interests are accounted for as a prospective reduction of the effective interest rate. No allowance is recorded for beneficial interests in an unrealized gain position. Favorable changes in the DCF will result in a reduction in the allowance for credit losses, if any. Any reduction in allowance for credit losses is recorded in earnings. If there is no allowance for credit losses, or if the allowance for credit losses has been reduced to zero, the remaining favorable changes are reflected as a prospective increase to the effective interest rate.

Beneficial interests for which other than temporary impairment (OTTI) had been recognized prior to the effective date of ASU 2016-13 shall apply the guidance in the update on a prospective basis. In addition, the yield used to accrete the beneficial interest on beneficial interests with prior OTTI will remain unchanged as a result of the adoption of ASU 2016-13. Recoveries of amounts previously written off relating to improvements in cash flows shall be recorded in income in the period received. Therefore, subsequent favorable changes in the DCF of the beneficial interests with prior OTTI will not be reflected as an adjustment to their yield used to accrete the discount. Subsequent adverse changes in the DCF will result in an increase to the allowance for credit losses, limited to the amount of the unrealized losses on the beneficial interest.

Credit losses recognized on beneficial interests will be accreted on a monthly basis at the rate used to recognize interest income, the effective interest rate. The accretion will be recorded as a reduction to interest income in the statement of operations.

The Company presents separately all accrued interest on the statement of financial position. Interest is accrued on all beneficial interests when due. Interest which is not received at the due date is written off when it becomes delinquent. As all interest not received when due is charged off against interest income, no allowance for accrued interest is required.

No allowances for credit losses are recognized on beneficial interests for which the Company has elected the fair value option. All favorable or adverse changes in the Company's estimates of cash flows expected to be collected results in a prospective increase or decrease in the effective interest rate used to recognize interest income.

Investments in Agency Securities

The Company invests in pass-through mortgage-backed securities guaranteed by Ginnie Mae (GNMA), Fannie Mae (FNMA) and Freddie Mac (FHLMC) (collectively "Agency Securities").

Interest income for Agency Securities for which changes in fair value are recorded in OCI, including premiums and discounts associated with the acquisition of these securities, is recognized over the life of such securities using the interest method based on the cash flows of the security. In applying the interest method, the Company considers estimates of future principal prepayments in the calculation of the effective yield. Differences that arise between previously anticipated prepayments and actual prepayments received, as well as changes in future prepayment assumptions, result in a recalculation of the effective yield on the security. This recalculation of the effective yield is updated on a monthly basis. Upon a recalculation of the effective yield, the investment in the security is adjusted to the amount that would have existed had the new effective yield been retrospectively applied since acquisition with a corresponding charge or credit to interest income. This adjustment is accounted for as a change in estimate with a cumulative effect adjustment on interest income as a result in the change in the yield. Prepayments are estimated using models generally accepted in the industry.

All securities carried at fair value with changes in fair value recorded in OCI need to be evaluated for expected losses, even if the risk of loss is considered remote. However, the Company is not required to measure expected credit losses on securities in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that incurring a credit loss is zero. Based on the current facts and circumstances, the Company believes its investments in Agency Securities would qualify for zero expected credit losses. The factors considered in reaching this conclusion include the long history of zero credit losses, the explicit guarantee by the US government (although limited for FNMA and FHLMC securities) and yields that, while not risk-free, generally trade based on market views of prepayment and liquidity risk (not credit risk).

Interest income on Agency Securities for which changes in fair value are recorded in earnings is recognized using the interest method based on the Company's estimates of cash flows expected to be collected. The effective interest rate on these securities is based on the Company's estimate of the projected cash flows. Changes in the amount or timing of cash flows as a result of changes in expected prepayments from those originally projected, or from those estimated at the last evaluation date, are reflected prospectively as an adjustment to the effective interest rate used to recognize interest income. This recalculation of the effective interest rate is updated on a monthly basis.

(e) Loans Held for Investment

The Company's Loans held for investments is primarily comprised of seasoned residential mortgage loans that are not guaranteed as to repayment of principal or interest. These loans are serviced and may be modified by a third-party servicer. Additionally, in certain cases, the Company has the ability to remove the servicer with or without cause upon prior notice. These residential mortgage loans are designated as held for investment. Interest income on loans held for investment is recognized over the expected life of the loans using the interest method with changes in yield reflected in earnings on a prospective basis and are carried at fair value with changes in fair value recorded in earnings.

The Company estimates the fair value of securitized loans as described in Note 5 of these consolidated financial statements.

Interest is accrued on all loans held for investment when due. Interest which is not received at the due date is written off when it becomes delinquent. Nonrefundable fees and costs related to acquiring the Company's residential mortgage loans are recognized as expenses in the Consolidated Statements of Operations. Income recognition is suspended for loans when, based on information from the servicer, a full recovery of interest or principal becomes doubtful.

Real estate owned

Real estate owned, or REO, represents properties which the Company has received the legal title of the property to satisfy the outstanding loan. REO is re-categorized from loan to REO when the Company takes legal title of the property. REO assets are initially measured at the estimated fair value less the estimated cost to sell. At the time the asset is re-categorized, any excess of the previously recorded loan balance and the carrying value of the REO at the time the Company takes legal title of the property, is recognized as a loss. All REO assets of the Company are held-for-sale and it is the Company's intention to sell the property in the shortest time possible to maximize their return and recovery on the previously recorded loan. REO assets are subsequently measured at the lower of its carrying amount or fair value less cost to sell. The carrying value of REO assets at December 31, 2023 and December 31, 2022 was $18 million and $21 million, respectively, and were recorded in Other Assets on the Company's Consolidated Statements of Financial Condition.

(f) Secured Financing Agreements

The Company finances the acquisition of a significant portion of its mortgage-backed securities with secured financing agreements. Secured financing agreements include short-term repurchase agreements with original maturity dates of less than one-year, long-term financing agreements with original maturity dates of more than one year and loan warehouse credit facilities collateralized by loans acquired by the Company. The Company has evaluated each agreement and has determined that each of the secured financing agreements be accounted for as secured borrowings, which is recourse to the Company.

The Company has elected the fair value option on certain of its secured financing agreements. These agreements are reported at their fair value, with changes in fair value being recorded in earnings each period, fees paid at inception related to secured financing agreements at fair value are expensed as incurred. Interest expense is recorded based on the current interest rate in effect for the related agreement. Refer to Note 6 Secured Financing Agreements for further details.

(g) Securitized Debt, collateralized by Non-Agency RMBS and Securitized Debt, collateralized by Loans held for investment

Certain re-securitization transactions classified as Securitized Debt, collateralized by Non-Agency RMBS, reflect the transfer to a trust of fixed or adjustable rate MBS which are classified as Non-Agency RMBS that pay interest and principal to the debt holders of that re-securitization. Re-securitization transactions completed by the Company that did not qualify as sales are accounted for as secured borrowings. The associated securitized debt is carried at amortized cost, net of any unamortized premiums or discounts.

Certain transactions involving residential mortgage loans are accounted for as secured borrowings and are recorded as Securitized loans held for investment and the corresponding debt as Securitized debt, collateralized by loans held for investment in the Consolidated Statements of Financial Condition. These securitizations are collateralized by residential adjustable or fixed rate mortgage loans that have been placed in a trust and pay interest and principal to the debt holders of that securitization. The Securitized debt, collateralized by loans held for investment, is carried at fair value.

The Company recognizes interest expense on securitized debt over the contractual life of the debt using the interest method with changes in yield reflected in earnings on a retrospective basis. For securitized debt, where the Company has elected fair value option, the interest expense is recognized using the interest method with changes in yield reflected in earnings on a prospective basis. The Company recognizes a gain or loss on extinguishment of debt when it acquires its outstanding debt at discount or premium.

The Company estimates the fair value of its securitized debt as described in Note 5 to these consolidated financial statements.

(h) Fair Value

The Company carries the majority of its financial instruments at fair value. The Company has elected fair value option on certain Non-Agency RMBS, Agency MBS, Loans held for investments, certain secured financing agreements and Securitized debt, collateralized by loans held for investment. The Company believes the fair value option election will provide its financial statements user with reduced complexity, greater consistency, understandability and comparability.

Agency MBS:

The Company has elected to account for Agency MBS investments acquired on or after July 1, 2017 under the fair value option. Under the fair value option, these investments will be carried at fair value, with changes in fair value reported in earnings (included as part of "Net unrealized gains (losses) on financial instruments at fair value"). Consistent with all other investments for which the Company has elected the fair value option, the Company will recognize revenue on a prospective basis in accordance with guidance in ASC 325-40.

All Agency MBS investments acquired prior to July 1, 2017 are carried at fair value with changes in fair value reported in other comprehensive income (OCI) as available-for-sale investments. All revenue recognition for these Agency MBS investments owned prior to July 1, 2017 will be in accordance with ASC 310-20, per the Company's accounting practices.

Non-Agency RMBS:

The Company has elected to account for all Non-Agency RMBS investments acquired on or after January 1, 2019 under the fair value option. Under the fair value option, these investments will be carried at fair value, with changes in fair value reported in earnings (included as part of "Net unrealized gains (losses) on financial instruments at fair value"). Consistent with all other investments for which the Company has elected the fair value option, the Company will recognize revenue on a prospective basis in accordance with guidance in ASC 325-40.

The Company has elected the fair value option for certain interests in Non-Agency RMBS which it refers to as the overcollateralization classes. The cash flows for these holdings are generally subordinate to all other interests of the trusts and generally only pay out funds when certain ratios are met and excess cash holdings, as determined by the trustee, are available for distribution to the overcollateralization class. Many of the investments in this group have no current cash flows and may not ever pay cash flows, depending on the loss experience of the collateral group supporting the investment. Estimating future cash flows for this group of Non-Agency RMBS investments is highly subjective and uncertain; therefore, the Company records these holdings at fair value with changes in fair value reflected in earnings. Changes in fair value of the overcollateralization classes are presented in Net unrealized gains (losses) on financial instruments at fair value on the Consolidated Statements of Operations.

Interest-Only MBS:

The Company accounts for the IO MBS strips at fair value with changes in fair value reported in earnings. The IO MBS strips are included in MBS, at fair value, on the accompanying Consolidated Statements of Financial Condition.

Loans Held for Investment:

The Company's Loans held for investment are carried at fair value with changes in fair value reflected in earnings. The Company carries Loans held for investment at fair value as it may resecuritize these loans in the future. Additionally, the fair value option allows both the loans and related financing to be consistently reported at fair value and to achieve operational and valuation simplifications.

Changes in fair value of Loans held for investment are presented in Net unrealized gains (losses) on financial instruments at fair value on the Consolidated Statements of Operations.

Secured Financing Agreements:

Certain of the Company's secured financing agreements are carried at fair value with changes in fair value reflected in earnings. These secured financing agreements were entered to finance certain Loans held for investments which are carried at fair value with changes in fair value reflected in earnings. The fair value option allows both the loans and secured financing to be consistently reported at fair value and to achieve operational and valuation simplifications.

Securitized Debt, Collateralized by Loans Held for Investment:

The Company's securitized debt, collateralized by loans held for investment, is carried at fair value with changes in fair value reflected in earnings. The Company has elected the fair value option for these financings as it may call or restructure these debt financings in the future. Additionally, the fair value option allows both the loans and related financing to be consistently reported at fair value and to achieve operational and valuation simplifications. Changes in fair value of securitized debt, collateralized by loans held for investment are presented in Net unrealized gains (losses) on financial instruments at fair value on the Consolidated Statements of Operations.

Fair Value Disclosure

A complete discussion of the methodology utilized by the Company to estimate the fair value of its financial instruments is included in Note 5 to these consolidated financial statements.

(i) Derivative Financial Instruments

The Company's investment policies permit it to enter into derivative contracts, including interest rate swaps, swaptions, mortgage options, futures, and interest rate caps to manage its interest rate risk and, from time to time, enhance investment returns. The Company's derivatives are recorded as either assets or liabilities in the Consolidated Statements of Financial Condition and measured at fair value. These derivative financial instrument contracts are not designated as hedges for GAAP; therefore, all changes in fair value are recognized in earnings. The Company estimates the fair value of its derivative instruments as described in Note 5 of these consolidated financial statements. Net payments on derivative instruments are included in the Consolidated Statements of Cash Flows as a component of net income. Unrealized gains (losses) on derivatives are removed from net income to arrive at cash flows from operating activities.

The Company elects to net the fair value of its derivative contracts by counterparty when appropriate. These contracts contain legally enforceable provisions that allow for netting or setting off of all individual derivative receivables and payables with each counterparty and therefore, the fair values of those derivative contracts are reported net by counterparty. The credit support annex provisions of the Company's derivative contracts allow the parties to mitigate their credit risk by requiring the party which is in a net payable position to post collateral. As the Company elects to net by counterparty the fair value of derivative contracts, it also nets by counterparty any cash collateral exchanged as part of the derivative. Refer to Note 9 Derivative Instruments for further details.

(j) Sales, Securitizations, and Re-Securitizations

The Company periodically enters into transactions in which it sells financial assets, such as MBS and mortgage loans. Gains and losses on sales of assets are calculated using the average cost method whereby the Company records a gain or loss on the difference between the average amortized cost of the asset and the proceeds from the sale. In addition, the Company from time to time securitizes or re-securitizes assets and sells tranches in the newly securitized assets. These transactions may be recorded as either sales, whereby the assets contributed to the securitization are removed from the Consolidated Statements of Financial Condition and a gain or loss is recognized, or as secured borrowings whereby the assets contributed to the securitization are not derecognized but rather the debt issued by the securitization entity are recorded to reflect the term financing of the assets. In these securitizations and re-securitizations, the Company may retain senior or subordinated interests in the securitized or re-securitized assets. In transfers that are considered secured borrowings, no gain or loss is recognized. Any difference in the proceeds received and the carrying value of the transferred asset is recorded as a premium or discount and amortized into earnings as an adjustment to yield.

(k) Income Taxes

The Company has elected to be taxed as a REIT and intends to comply with the provision of the Code, with respect thereto. Accordingly, the Company will generally not be subject to U.S. federal, state or local income taxes to the extent that qualifying distributions are made to stockholders and as long as certain asset, income, distribution and stock ownership tests are met. If the Company failed to qualify as a REIT and did not qualify for certain statutory relief provisions, the Company would be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which the REIT qualification was lost.

A tax position is recognized only when, based on management's judgment regarding the application of income tax laws, it is more likely than not that the tax position will be sustained upon examination. The Company does not have any material unrecognized tax positions that would affect its financial statements or require disclosure. No accruals for penalties and interest were necessary as of December 31, 2023 and 2022.

(l) Net Income per Share

The Company calculates basic net income per share by dividing net income for the period by the basic weighted-average shares of its common stock outstanding for that period. Diluted net income per share takes into account the effect of dilutive instruments such as unvested restricted stocks. Refer to Note 10 Capital Stock for further information.

(m) Stock-Based Compensation

Compensation expense for equity based awards granted to the Company's independent directors and stock based compensation awards granted to employees of the Company subject only to service condition is recognized on a straight-line basis over the vesting period of such awards, based upon the fair value of such awards at the grant date. The Company recognizes forfeitures when they occur and does not adjust the fair value of the grants for estimated forfeitures. For awards subject to vesting on a straight line basis, the total amount of expense is at least equal to the measured expense of each vested tranche. Awards subject to only a service condition are valued according to the market price for the Company's common stock at the date of grant. For certain awards based on the performance of the Company, it engages an independent appraisal company to determine the value of the award at the date of grant and for other awards it estimates the value of the grant based on its expected performance relative to an established peer group. The Company considers the underlying contingency risks associated with the performance criteria. The values of these grants are expensed ratably over their respective vesting periods (irrespective of achievement of the performance criteria) adjusted, as applicable, for forfeitures.

(n) Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company's estimates contemplate current conditions and how it expects them to change in the future, it is reasonably possible that actual conditions could be materially different than anticipated in those estimates, which could have a material adverse impact on the Company's results of operations and its financial condition.

The Company has made significant estimates including in accounting for income recognition on Agency MBS, Non-Agency RMBS, IO MBS (Note 3) and residential mortgage loans (Note 4), valuation of Agency MBS and Non-Agency RMBS (Notes 3 and 5), residential mortgage loans (Notes 4 and 5), secured financing agreements (Notes 5 and 6), and securitized debt (Notes 5 and 7). Actual results could differ materially from those estimates.

(o) Recent Accounting Pronouncements

Reference Rate Reform (Topic 848)

In March 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2020-4, *Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting.* The amendments in this update provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update apply only to contracts, hedging relationships, and other transactions that reference London Inter Bank Offering Rate (or LIBOR) or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for contracts held by the Company subject to reference rate reform that fall within the scope of this update beginning immediately through December 31, 2024, as extended under ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848.* The guidance in the ASU was effective for the Company as of July 1, 2023. The Company has elected to apply the optional expedient across all contracts and considers the replacement of LIBOR-based rates to SOFR-based rates plus the appropriate spread as a qualifying modification that does not require contract remeasurement or reassessment of previous accounting determination. The adoption of this guidance did not have any material impact on the Company's consolidated financial statements.

3. Mortgage-Backed Securities

The Company classifies its Non-Agency RMBS as senior, subordinated, or Interest-only. The Company also invests in Agency MBS which it classifies as Agency RMBS to include residential and residential interest-only MBS and Agency CMBS to include commercial and commercial interest-only MBS. Senior interests in Non-Agency RMBS are generally entitled to the first principal repayments in their pro-rata ownership interests at the acquisition date. The tables below present amortized cost, allowance for credit losses, fair value and unrealized gain/losses of the Company's MBS investments as of December 31, 2023 and December 31, 2022.

December 31, 2023

(dollars in thousands)

	Principal or Notional Value	Total Premium	Total Discount	Amortized Cost	Allowance for credit losses	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gain/(Loss)
Non-Agency RMBS									
Senior	$ 1,073,632	$ 14,641	$ (582,640)	$ 505,633	$ (15,052)	$ 676,128	$ 192,528	$ (6,981)	$ 185,547
Subordinated	583,049	3,609	(286,247)	300,411	(3,508)	276,903	16,548	(36,548)	(20,000)
Interest-only	2,874,680	157,871	—	157,871	—	90,775	14,394	(81,490)	(67,096)
Agency RMBS									
Interest-only	392,284	19,238	—	19,238	—	15,023	862	(5,077)	(4,215)
Agency CMBS									
Project loans	86,572	1,248	—	87,820	—	79,179	—	(8,641)	(8,641)
Interest-only	478,239	7,766	—	7,766	—	8,282	1,307	(791)	516
Total	$ 5,488,456	$ 204,373	$ (868,887)	$1,078,739	$ (18,560)	$ 1,146,290	$ 225,639	$ (139,528)	$ 86,111

December 31, 2022

(dollars in thousands)

	Principal or Notional Value	Total Premium	Total Discount	Amortized Cost	Allowance for credit losses	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gain/(Loss)
Non-Agency RMBS									
Senior	$ 1,153,458	$ 7,377	$ (624,803)	$ 536,032	$ (4,418)	$ 761,808	$ 237,127	$ (6,933)	$ 230,194
Subordinated	439,591	3,872	(139,142)	304,321	(2,770)	286,909	22,035	(36,677)	(14,642)
Interest-only	3,286,545	162,820	—	162,820	—	98,764	15,968	(80,024)	(64,056)
Agency RMBS									
Interest-only	409,940	18,768	—	18,768	—	15,148	1,371	(4,991)	(3,620)
Agency CMBS									
Project loans	302,685	5,805	(192)	308,298	—	289,418	—	(18,880)	(18,880)
Interest-only	2,669,396	139,738	—	139,738	—	126,378	1,654	(15,014)	(13,360)
Total	$ 8,261,615	$ 338,380	$ (764,137)	$ 1,469,977	$ (7,188)	$ 1,578,425	$ 278,155	$ (162,519)	$ 115,636

The following tables present the gross unrealized losses and estimated fair value of the Company's Agency and Non-Agency MBS by length of time that such securities have been in a continuous unrealized loss position at December 31, 2023 and December 31, 2022. All Non-Agency RMBS held as available-for-sale, and not accounted under the fair value option election in an unrealized loss position have been evaluated by the Company for current expected credit losses.

December 31, 2023

(dollars in thousands)

	Unrealized Loss Position for Less than 12 Months			Unrealized Loss Position for 12 Months or More			Total		
	Estimated Fair Value	Unrealized Losses	Number of Positions	Estimated Fair Value	Unrealized Losses	Number of Positions	Estimated Fair Value	Unrealized Losses	Number of Positions
Non-Agency RMBS									
Senior	$ 51,476	$ (281)	13	$ 42,859	$ (6,700)	6	$ 94,335	$ (6,981)	19
Subordinated	19,382	(1,467)	5	181,822	(35,081)	33	201,204	(36,548)	38
Interest-only	19,263	(4,035)	27	36,731	(77,455)	105	55,994	(81,490)	132
Agency RMBS									
Interest-only	—	—	—	9,151	(5,077)	8	9,151	(5,077)	8
Agency CMBS									
Project loans	43,827	(4,040)	5	35,353	(4,601)	32	79,180	(8,641)	37
Interest-only	2,601	(529)	2	158	(262)	2	2,759	(791)	4
Total	$ 136,549	$ (10,352)	52	$ 306,074	$ (129,176)	186	$ 442,623	$ (139,528)	238

	December 31, 2022								
	(dollars in thousands)								
	Unrealized Loss Position for Less than 12 Months			Unrealized Loss Position for 12 Months or More			Total		
	Estimated Fair Value	Unrealized Losses	Number of Positions	Estimated Fair Value	Unrealized Losses	Number of Positions	Estimated Fair Value	Unrealized Losses	Number of Positions
Non-Agency RMBS									
Senior	$ 83,553	$ (6,170)	13	$ 7,577	$ (763)	1	$ 91,130	$ (6,933)	14
Subordinated	161,959	(27,120)	28	37,025	(9,557)	8	198,984	(36,677)	36
Interest-only	41,890	(24,411)	79	15,213	(55,613)	50	57,103	(80,024)	129
Agency RMBS									
Interest-only	6,062	(500)	4	2,825	(4,491)	4	8,887	(4,991)	8
Agency CMBS									
Project loans	281,307	(18,880)	131	—	—	—	281,307	(18,880)	131
Interest-only	81,472	(10,503)	5	35,234	(4,511)	3	116,706	(15,014)	8
Total	$ 656,243	$ (87,584)	260	$ 97,874	$ (74,935)	66	$ 754,117	$ (162,519)	326

At December 31, 2023, the Company did not intend to sell any of its Agency and Non-Agency MBS classified as available-for-sale that were in an unrealized loss position, and it was not more likely than not that the Company would be required to sell these MBS investments before recovery of their amortized cost basis, which may be at their maturity. With respect to RMBS held by consolidated VIEs, the ability of any entity to cause the sale by the VIE prior to the maturity of these RMBS is either expressly prohibited, not probable, or is limited to specified events of default, none of which have occurred as of December 31, 2023.

The Company had $23 thousand and $3 million gross unrealized losses on its Agency MBS (excluding Agency MBS which are reported at fair value with changes in fair value recorded in earnings) as of December 31, 2023 and December 31, 2022, respectively. Given the inherent credit quality of Agency MBS, the Company does not consider any of the current impairments on its Agency MBS to be credit related. In evaluating whether it is more likely than not that it will be required to sell any impaired security before its anticipated recovery, which may be at their maturity, the Company considers the significance of each investment, the amount of impairment, the projected future performance of such impaired securities, as well as the Company's current and anticipated leverage capacity and liquidity position. Based on these analyses, the Company determined that at December 31, 2023 unrealized losses on its Agency MBS were temporary.

Gross unrealized losses on the Company's Non-Agency RMBS (excluding Non-Agency RMBS which are reported at fair value with changes in fair value recorded in earnings), net of any allowance for credit losses, were $18 million and $20 million, at December 31, 2023 and December 31, 2022, respectively. After evaluating the securities and recording any allowance for credit losses, the Company concluded that the remaining unrealized losses reflected above were non-credit related and would be recovered from the securities' estimated future cash flows. The Company considered a number of factors in reaching this conclusion, including that it did not intend to sell the securities, it was not considered more likely than not that it would be required to sell the securities prior to recovering the amortized cost, and there were no material credit events that would have caused the Company to otherwise conclude that it would not recover the amortized cost. The allowance for credit losses are calculated by comparing the estimated future cash flows of each security discounted at the yield determined as of the initial acquisition date or, if since revised, as of the last date previously revised, to the net amortized cost basis. Significant judgment is used in projecting cash flows for Non-Agency RMBS.

The Company has reviewed its Non-Agency RMBS that are in an unrealized loss position to identify those securities with losses that are credit related based on an assessment of changes in cash flows expected to be collected for such RMBS, which considers recent bond performance and expected future performance of the underlying collateral. A summary of the credit losses allowance on available-for-sale securities for the years ended December 31, 2023 and 2022 is presented below.

	For the Year Ended	
	December 31, 2023	December 31, 2022
	(dollars in thousands)	
Beginning allowance for credit losses	$ 7,188	$ 213
Additions to the allowance for credit losses on securities for which credit losses were not previously recorded	1,938	3,515
Allowance on purchased financial assets with credit deterioration	—	—
Reductions for the securities sold during the period	—	—
Increase/(decrease) on securities with an allowance in the prior period	12,261	4,525
Write-offs charged against the allowance	(2,860)	(1,204)
Recoveries of amounts previously written off	33	139
Ending allowance for credit losses	$ 18,560	$ 7,188

The following table presents significant credit quality indicators used for the credit loss allowance on our Non-Agency RMBS investments as of December 31, 2023 and December 31, 2022.

	December 31, 2023			
	(dollars in thousands)			
		Prepay Rate	CDR	Loss Severity
	Amortized Cost	Weighted Average	Weighted Average	Weighted Average
Non-Agency RMBS				
Senior	98,394	6.2%	2.3%	35.3%
Subordinated	75,005	6.2%	0.7%	38.9%

	December 31, 2022			
	(dollars in thousands)			
		Prepay Rate	CDR	Loss Severity
	Amortized Cost	Weighted Average	Weighted Average	Weighted Average
Non-Agency RMBS				
Senior	88,062	7.5%	2.4%	39.7%
Subordinated	66,914	9.2%	0.4%	40.9%

The increase in the allowance for credit losses for the year ended December 31, 2023 is primarily due to increases in expected losses and delinquencies as compared to the same period of 2022. In addition, certain Non-Agency RMBS positions now have higher unrealized losses and resulted in the recognition of an allowance for credit losses which was previously limited by unrealized gains on these investments.

The following tables present a summary of unrealized gains and losses at December 31, 2023 and December 31, 2022.

December 31, 2023

(dollars in thousands)

	Gross Unrealized Gain Included in Accumulated Other Comprehensive Income	Gross Unrealized Gain Included in Cumulative Earnings	Total Gross Unrealized Gain	Gross Unrealized Loss Included in Accumulated Other Comprehensive Income	Gross Unrealized Loss Included in Cumulative Earnings	Total Gross Unrealized Loss
Non-Agency RMBS						
Senior	$ 192,528	$ —	$ 192,528	$ (5,396)	$ (1,585)	$ (6,981)
Subordinated	10,757	5,791	16,548	(12,198)	(24,350)	(36,548)
Interest-only	—	14,394	14,394	—	(81,490)	(81,490)
Agency RMBS						
Interest-only	—	862	862	—	(5,077)	(5,077)
Agency CMBS						
Project loans	—	—	—	(23)	(8,618)	(8,641)
Interest-only	—	1,307	1,307	—	(791)	(791)
Total	$ 203,285	$ 22,354	$ 225,639	$ (17,617)	$ (121,911)	$ (139,528)

December 31, 2022

(dollars in thousands)

	Gross Unrealized Gain Included in Accumulated Other Comprehensive Income	Gross Unrealized Gain Included in Cumulative Earnings	Total Gross Unrealized Gain	Gross Unrealized Loss Included in Accumulated Other Comprehensive Income	Gross Unrealized Loss Included in Cumulative Earnings	Total Gross Unrealized Loss
Non-Agency RMBS						
Senior	$ 237,127	$ —	$ 237,127	$ (5,132)	$ (1,801)	$ (6,933)
Subordinated	14,600	7,435	22,035	(14,418)	(22,259)	(36,677)
Interest-only	—	15,968	15,968	—	(80,024)	(80,024)
Agency RMBS						
Interest-only	—	1,371	1,371	—	(4,991)	(4,991)
Agency CMBS						
Project loans	—	—	—	(2,832)	(16,048)	(18,880)
Interest-only	—	1,654	1,654	—	(15,014)	(15,014)
Total	$ 251,727	$ 26,428	$ 278,155	$ (22,382)	$ (140,137)	$ (162,519)

Changes in prepayments, actual cash flows, and cash flows expected to be collected, among other items, are affected by the collateral characteristics of each asset class. The Company chooses assets for the portfolio after carefully evaluating each investment's risk profile.

The following tables provide a summary of the Company's MBS portfolio at December 31, 2023 and December 31, 2022.

	December 31, 2023				
	Principal or Notional Value at Period-End (dollars in thousands)	Weighted Average Amortized Cost Basis	Weighted Average Fair Value	Weighted Average Coupon	Weighted Average Yield at Period-End [1]
Non-Agency RMBS					
Senior	$ 1,073,632	$ 45.69	62.98	5.7 %	17.3 %
Subordinated	583,049	50.92	47.49	3.3 %	6.7 %
Interest-only	2,874,680	5.49	3.16	0.5 %	4.2 %
Agency RMBS					
Interest-only	392,284	4.90	3.83	0.1 %	5.7 %
Agency CMBS					
Project loans	86,572	101.44	91.46	4.0 %	3.8 %
Interest-only	478,239	1.62	1.73	0.5 %	8.2 %

(1) Bond Equivalent Yield at period end.

	December 31, 2022				
	Principal or Notional Value at Period-End (dollars in thousands)	Weighted Average Amortized Cost Basis	Weighted Average Fair Value	Weighted Average Coupon	Weighted Average Yield at Period-End [1]
Non-Agency RMBS					
Senior	$ 1,153,458	$ 46.09	$ 66.05	5.3 %	16.4 %
Subordinated	439,591	68.60	65.27	4.2 %	6.8 %
Interest-only	3,286,545	4.95	3.01	0.6 %	5.3 %
Agency RMBS					
Interest-only	409,940	4.58	3.70	0.9 %	5.0 %
Agency CMBS					
Project loans	302,685	101.85	95.62	4.3 %	4.1 %
Interest-only	2,669,396	5.23	4.73	0.7 %	3.4 %

(1) Bond Equivalent Yield at period end.

Actual maturities of MBS are generally shorter than the stated contractual maturities. Actual maturities of the Company's MBS are affected by the underlying mortgages, periodic payments of principal, realized losses and prepayments of principal. The following tables provide a summary of the fair value and amortized cost of the Company's MBS at December 31, 2023 and December 31, 2022 according to their estimated weighted-average life classifications. The weighted-average lives of the MBS in the tables below are based on lifetime expected prepayment rates using the Company's prepayment assumptions for the Agency MBS and Non-Agency RMBS. The prepayment model considers current yield, forward yield, steepness of the interest rate curve, current mortgage rates, mortgage rates of the outstanding loan, loan age, margin, and volatility.

December 31, 2023

(dollars in thousands)

	Weighted Average Life				
	Less than one year	**Greater than one year and less than five years**	**Greater than five years and less than ten years**	**Greater than ten years**	**Total**
Fair value					
Non-Agency RMBS					
Senior	$ 12,086	$ 100,330	$ 288,283	$ 275,429	$ 676,128
Subordinated	3,727	16,221	100,541	156,414	276,903
Interest-only	269	24,858	62,934	2,714	90,775
Agency RMBS					
Interest-only	15,023	—	—	—	15,023
Agency CMBS					
Project loans	7,797	—	—	71,382	79,179
Interest-only	614	7,668	—	—	8,282
Total fair value	$ 39,516	$ 149,077	$ 451,758	$ 505,939	$ 1,146,290
Amortized cost					
Non-Agency RMBS					
Senior	$ 4,072	$ 95,442	$ 202,295	$ 203,824	$ 505,633
Subordinated	2,301	12,672	104,432	181,006	300,411
Interest-only	9,527	46,578	98,632	3,134	157,871
Agency RMBS					
Interest-only	19,238	—	—	—	19,238
Agency CMBS					
Project loans	7,820	—	—	80,000	87,820
Interest-only	775	6,991	—	—	7,766
Total amortized cost	$ 43,733	$ 161,683	$ 405,359	$ 467,964	$ 1,078,739

	December 31, 2022				
	(dollars in thousands)				
	Weighted Average Life				
	Less than one year	**Greater than one year and less than five years**	**Greater than five years and less than ten years**	**Greater than ten years**	**Total**
Fair value					
Non-Agency RMBS					
Senior	$ 6,727	$ 152,811	$ 308,351	$ 293,919	$ 761,808
Subordinated	3,957	6,829	113,903	162,220	286,909
Interest-only	205	30,780	65,038	2,741	98,764
Agency RMBS					
Interest-only	—	—	15,148	—	15,148
Agency CMBS					
Project loans	8,112	—	—	281,306	289,418
Interest-only	139	126,239	—	—	126,378
Total fair value	$ 19,140	$ 316,659	$ 502,440	$ 740,186	$ 1,578,425
Amortized cost					
Non-Agency RMBS					
Senior	$ 6,336	$ 122,916	$ 206,615	$ 200,165	$ 536,032
Subordinated	1,184	5,008	118,700	179,429	304,321
Interest-only	6,249	64,172	89,266	3,133	162,820
Agency RMBS					
Interest-only	—	—	18,768	—	18,768
Agency CMBS					
Project loans	8,112	—	—	300,186	308,298
Interest-only	200	139,538	—	—	139,738
Total amortized cost	$ 22,081	$ 331,634	$ 433,349	$ 682,913	$ 1,469,977

The Non-Agency RMBS investments are secured by pools of mortgage loans which are subject to credit risk. The following table summarizes the delinquency, bankruptcy, foreclosure and Real estate owned, or REO, total of the pools of mortgage loans securing the Company's investments in Non-Agency RMBS at December 31, 2023 and December 31, 2022. When delinquency rates increase, it is expected that the Company will incur additional credit losses.

December 31, 2023	**30 Days Delinquent**	**60 Days Delinquent**	**90+ Days Delinquent**	**Bankruptcy**	**Foreclosure**	**REO**	**Total**
% of Unpaid Principal Balance	3.4 %	1.4 %	2.6 %	1.3 %	3.0 %	0.5 %	12.2 %

December 31, 2022	**30 Days Delinquent**	**60 Days Delinquent**	**90+ Days Delinquent**	**Bankruptcy**	**Foreclosure**	**REO**	**Total**
% of Unpaid Principal Balance	2.9 %	1.3 %	3.3 %	1.3 %	3.0 %	0.6 %	12.4 %

The Non-Agency RMBS in the Portfolio have the following collateral characteristics at December 31, 2023 and December 31, 2022.

	December 31, 2023	December 31, 2022
Weighted average maturity (years)	19.5	21.4
Weighted average amortized loan to value [1]	57.1 %	58.2 %
Weighted average FICO [2]	707	713
Weighted average loan balance (in thousands)	$ 252	$ 258
Weighted average percentage owner-occupied	84.5 %	84.4 %
Weighted average percentage single family residence	61.4 %	61.4 %
Weighted average current credit enhancement	1.3 %	1.1 %
Weighted average geographic concentration of top four states	CA 33.1 %	CA 32.7 %
	NY 11.6 %	NY 11.3 %
	FL 7.6 %	FL 7.6 %
	NJ 4.5 %	NJ 4.5 %

(1) Value represents appraised value of the collateral at the time of loan origination.
(2) FICO as determined at the time of loan origination.

The table below presents the origination year of the underlying loans related to the Company's portfolio of Non-Agency RMBS at December 31, 2023 and December 31, 2022.

Origination Year	December 31, 2023	December 31, 2022
2003 and prior	1.2 %	0.7 %
2004	0.8 %	1.1 %
2005	8.2 %	9.0 %
2006	43.3 %	45.0 %
2007	32.5 %	30.8 %
2008 and later	14.0 %	13.4 %
Total	100.0 %	100.0 %

Gross realized gains and losses are recorded in "Net realized gains (losses) on sales of investments" on the Company's Consolidated Statements of Operations. The proceeds and gross realized gains and gross realized losses from sales of investments for the years ended December 31, 2023, 2022 and 2021 are as follows:

	For the Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
	(dollars in thousands)		
Proceeds from sales:			
Non-Agency RMBS	$ —	$ 23,056	$ 47,877
Agency RMBS	—	42,502	626
Agency CMBS	313,094	—	201,037
Gross realized gains:			
Non-Agency RMBS	—	—	37,742
Agency RMBS	—	—	—
Agency CMBS	—	—	13,735
Gross realized losses:			
Non-Agency RMBS	—	(15,595)	(4,955)
Agency RMBS	—	(60,878)	(1,209)
Agency CMBS	(31,234)	—	—
Net realized gain (loss)	$ (31,234)	$ (76,473)	$ 45,313

4. Loans Held for Investment

The Loans held for investment are comprised primarily of loans collateralized by seasoned reperforming residential mortgages. Additionally, it includes jumbo prime loans, investor loans and business purpose loans.

The investor loans are loans to individuals securing non-primary residences as well as to individuals or businesses who rent out the residential properties secured by such loans. The Company purchases qualified mortgages, or QM, and non-qualified mortgages, or Non-QM, investor loans and securitizes them under its loan securitization program. The business purpose loans are loans to businesses that are secured by real property which will be renovated by the borrower. The business purpose loans tend to be short duration, often less than one year, and generally the coupon rate is higher than residential mortgage loans.

At December 31, 2023 and December 31, 2022, all Loans held for investment are carried at fair value. See Note 5 for a discussion on how the Company determines the fair values of the Loans held for investment. As changes in the fair value of these loans are reflected in earnings, the Company does not estimate or record a loan loss provision. The total amortized cost of the Company's Loans held for investment was $11.8 billion and $11.9 billion as of December 31, 2023 and December 31, 2022, respectively. The total unpaid principal balance of the Company's Loans held for investment was $12.0 billion and $12.1 billion as of June 30, 2023 and December 31, 2022, respectively.

The following table provides a summary of the changes in the carrying value of Loans held for investment at fair value at December 31, 2023 and December 31, 2022:

		For the Year Ended		For the Year Ended
		December 31, 2023		December 31, 2022
		(dollars in thousands)		
Balance, beginning of period	$	11,359,236	$	12,261,926
Transfer due to consolidation		—		1,047,838
Purchases		1,421,537		1,615,377
Principal paydowns		(1,417,787)		(2,160,445)
Sales and settlements		(246)		(5,369)
Net periodic accretion (amortization)		(51,005)		(52,616)
Change in fair value		85,311		(1,347,475)
Balance, end of period	$	11,397,046	$	11,359,236

The primary cause of the change in fair value is due to market demand, interest rates and changes in credit risk of mortgage loans. The Company did not retain any beneficial interests on loan sales during the years ended December 31, 2023, and December 31, 2022, respectively.

Residential mortgage loans

The loan portfolio for all residential mortgages were originated during the following periods:

Origination Year	December 31, 2023 [1]	December 31, 2022
2002 and prior	5.5 %	6.0 %
2003	4.8 %	5.0 %
2004	9.0 %	9.7 %
2005	15.3 %	16.3 %
2006	19.2 %	20.3 %
2007	20.9 %	21.5 %
2008	6.5 %	6.6 %
2009	1.5 %	1.5 %
2010 and later	17.3 %	13.1 %
Total	100.0 %	100.0 %

(1) The above table excludes approximately $152 million of Loans held for investment for December 31, 2023, which were purchased prior to the reporting date and settled subsequent to the reporting date.

The following table presents a summary of key characteristics of the residential loan portfolio at December 31, 2023 and December 31, 2022:

	December 31, 2023 [1]		December 31, 2022	
Number of loans		112,572		116,876
Weighted average maturity (years)		21.0		20.9
Weighted average loan to value [2]		79.0 %		82.2 %
Weighted average FICO		665		658
Weighted average loan balance (in thousands)	$	106	$	103
Weighted average percentage owner occupied		86.0 %		87.5 %
Weighted average percentage single family residence		78.4 %		79.3 %
Weighted average geographic concentration of top five states	CA	14.7 %	CA	14.6 %
	FL	8.8 %	FL	8.5 %
	NY	8.6 %	NY	8.5 %
	PA	4.5 %	VA	4.5 %
	VA	4.3 %	PA	4.4 %

(1) The above table excludes approximately $152 million of Loans held for investment for December 31, 2023, which were purchased prior to the reporting date and settled subsequent to the reporting date.
(2) Value represents appraised value of the collateral at the time of loan origination.

The following table summarizes the outstanding principal balance of the residential loan portfolio which are 30 days delinquent and greater as reported by the servicers at December 31, 2023 and December 31, 2022, respectively.

| | | | | December 31, 2023 [1] | | |
| | | | (dollars in thousands) | | | |
Loan Balance	Number of Loans	Interest Rate	Maturity Date	Total Principal	30-89 Days Delinquent	90+ Days Delinquent
Held-for-Investment at fair value:						
Adjustable rate loans:						
$1 to $250	5,516	0.00% to 22.99%	11/1/2001 - 10/1/2061	419,527	35,474	23,685
$250 to $500	487	2.38% to 14.50%	11/1/2028 - 10/1/2061	169,269	9,648	7,137
$500 to $750	121	3.00% to 10.00%	3/1/2034 - 9/1/2056	72,531	2,973	5,357
$750 to $1,000	37	2.88% to 10.50%	5/1/2035 - 2/1/2059	31,910	2,685	—
Over $1,000	54	2.38% to 9.25%	10/1/2034 - 8/1/2059	84,180	4,318	5,392
	6,215			777,417	55,098	41,571
Fixed loans:						
$1 to $250	97,952	0.00% to 20.90%	7/1/2000 - 1/1/2099	7,365,418	694,682	477,229
$250 to $500	6,612	0.00% to 13.00%	12/1/2005 - 11/1/2062	2,203,285	216,451	174,653
$500 to $750	1,000	1.99% to 12.00%	3/1/2013 - 11/1/2062	598,053	30,687	55,958
$750 to $1,000	386	2.00% to 11.99%	3/1/2021 - 11/1/2062	333,086	18,285	21,000
Over $1,000	407	1.73% to 11.99%	1/1/2021 - 11/1/2061	599,099	19,104	36,170
	106,357			11,098,941	979,209	765,010
Total	112,572			11,876,358	1,034,307	806,581

(1) The above table excludes approximately $152 million of Loans held for investment for December 31, 2023, which were purchased prior to the reporting date and settled subsequent to the reporting date.

The foreclosure, bankruptcy, and REO principal balances on our loans were $346 million, $181 million and $29 million, respectively, as of December 31, 2023, which are included in the table above.

			December 31, 2022			
			(dollars in thousands)			
Loan Balance	Number of Loans	Interest Rate	Maturity Date	Total Principal	30-89 Days Delinquent	90+ Days Delinquent
Held-for-Investment at fair value:						
Adjustable rate loans:						
$1 to $250	5,861	1.88% to 21.49%	7/9/1996 - 8/1/2057	439,907	34,921	24,712
$250 to $500	493	1.25% to 12.50%	11/1/2028 - 1/1/2057	170,897	8,843	8,191
$500 to $750	141	2.50% to 8.13%	3/1/2034 - 8/1/2059	85,028	2,962	4,758
$750 to $1,000	41	2.63% to 8.50%	5/1/2035 - 2/1/2059	35,365	1,704	—
Over $1,000	34	2.38% to 7.25%	10/1/2034 - 2/1/2052	52,930	—	—
	6,570			784,127	48,430	37,661
Fixed loans:						
$1 to $250	102,055	0.00% to 21.20%	7/1/2000 - 1/1/2099	7,552,526	736,212	585,967
$250 to $500	6,474	0.00% to 11.50%	12/1/2005 - 6/1/2062	2,161,707	224,457	215,280
$500 to $750	971	1.99% to 10.99%	6/1/2021 - 5/1/2062	580,883	38,338	51,582
$750 to $1,000	363	2.00% to 9.99%	3/1/2013 - 11/1/2061	311,895	9,563	20,676
Over $1,000	443	1.73% to 10.69%	1/1/2021 - 11/1/2061	669,392	6,944	21,800
	110,306			11,276,403	1,015,514	895,305
Total	116,876			12,060,530	1,063,944	932,966

The foreclosure, bankruptcy, and REO principal balances on our loans were $392 million, $211 million and $34 million, respectively, as of December 31, 2022, which are included in the table above.

The fair value of residential mortgage loans 90 days or more past due was $645 million and $717 million as of December 31, 2023 and December 31, 2022, respectively.

5. Fair Value Measurements

The Company applies fair value guidance in accordance with GAAP to account for its financial instruments. The Company categorizes its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Statements of Financial Condition or disclosed in the related notes are categorized based on the inputs to the valuation techniques as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to fair value.

Fair value measurements categorized within Level 3 are sensitive to changes in the assumptions or methodology used to determine fair value and such changes could result in a significant increase or decrease in the fair value. Any changes to the valuation methodology are reviewed by the Company to ensure the changes are appropriate. As markets and products evolve and the pricing for certain products becomes more transparent, the Company will continue to refine its valuation methodologies. The methodology utilized by the Company for the periods presented is unchanged. The methods used to produce a fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, the Company believes its valuation methods are appropriate and consistent with other market participants. Using different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. The Company uses inputs that are current as of the measurement date, which may include periods of market dislocation, during which price transparency may be reduced.

The Company determines the fair values of its investments using internally developed processes and validates them using a third-party pricing service. During times of market dislocation, the observability of prices and inputs can be difficult for certain investments. If the third-party pricing service is unable to provide a price for an asset, or if the price provided by them is deemed unreliable by the Company, then the asset will be valued at its fair value as determined by the Company without validation to third-party pricing. Illiquid investments typically experience greater price volatility as an active market does not exist. Observability of prices and inputs can vary significantly from period to period and may cause instruments to change classifications within the three level hierarchy.

A description of the methodologies utilized by the Company to estimate the fair value of its financial instruments by instrument class follows:

Agency MBS and Non-Agency RMBS

The Company determines the fair value of all of its investment securities based on discounted cash flows utilizing an internal pricing model that incorporates factors such as coupon, prepayment speeds, loan size, collateral composition, borrower characteristics, expected interest rates, life caps, periodic caps, reset dates, collateral seasoning, delinquency, expected losses, expected default severity, credit enhancement, and other pertinent factors. To corroborate that the estimates of fair values generated by these internal models are reflective of current market prices, the Company compares the fair values generated by the model to non-binding independent prices provided by an independent third-party pricing service. For certain highly liquid asset classes, such as Agency fixed-rate pass-through bonds, the Company's valuations are also compared to quoted prices for To-Be-Announced, or TBA, securities.

Each quarter, the Company develops thresholds generally using market factors or other assumptions, as appropriate. If internally developed model prices differ from the independent third-party prices by greater than these thresholds for the period, the Company conducts a further review, both internally and with the third-party pricing service of the prices of such securities. First, the Company obtains the inputs used by the third-party pricing service and compares them to the Company's inputs. The Company then updates its own inputs if the Company determines the third-party pricing inputs more accurately reflect the current market environment. If the Company believes that its internally developed inputs more accurately reflect the current market environment, it will request that the third-party pricing service review market factors that may not have been considered by the third-party pricing service and provide updated prices. The Company reconciles and resolves all pricing differences in excess of the thresholds before a final price is established. At December 31, 2023, one investment holding with an internally developed fair value of $6 million had a difference between the model generated price and third-party price provided in excess of the thresholds for the period. The internally developed price was $1 million higher, than the third-party price provided of $5 million. After review and discussion, the Company affirmed and valued the investments at the higher internally developed price. No other differences were noted at December 31, 2023 in excess of the thresholds for the period. At December 31, 2022, fourteen investment holdings with an internally developed fair value of $96 million had a difference between the model generated prices and third-party prices provided in excess of the thresholds for the period. The internally developed prices were $14 million higher, in the aggregate, than the third-party prices provided of $82 million. After review and discussion, the Company affirmed and valued the investments at the higher internally developed prices. No other differences were noted at December 31, 2022 in excess of the thresholds for the period.

The Company's estimate of prepayment, default and severity curves all involve judgment and assumptions that are deemed to be significant to the fair value measurement process. This subjective estimation process renders the Non-Agency RMBS fair value estimates as Level 3 in the fair value hierarchy. As the fair values of Agency MBS are more observable, these investments are classified as Level 2 in the fair value hierarchy.

Loans Held for Investment

Loans held for investment is comprised primarily of seasoned reperforming residential mortgage loans. Loans held for investment also include prime, jumbo, investor owned and business purpose loans.

Loans consisting of seasoned reperforming residential mortgage loans, jumbo prime loans and investor loans:

The Company estimates the fair value of its Loans held for investment consisting of seasoned reperforming residential mortgage loans, jumbo prime loans and investor loans on a loan by loan basis using an internally developed model which compares the loan held by the Company with a loan currently offered in the market. The loan price is adjusted in the model by considering the loan factors which would impact the value of a loan. These loan factors include loan coupon, FICO, loan-to-value ratios, delinquency history, owner occupancy, and property type, among other factors. A baseline is developed for each significant loan factor and adjusts the price up or down depending on how that factor for each specific loan compares to the baseline rate. Generally, the most significant impact on loan value is the loan coupon rate as compared to coupon rates currently available in the market and delinquency history.

The Company also monitors market activity to identify trades which may be used to compare internally developed prices; however, as the portfolio of loans held at fair value is a seasoned reperforming pool of residential mortgage loans, comparable loan pools are not common or directly comparable. There are limited transactions in the marketplace to develop a comprehensive direct range of values.

The Company reviews the fair values generated by the model to determine whether prices are reflective of the current market by corroborating its estimates of fair value by comparing the results to non-binding independent prices provided by an independent third-party pricing service for the loan portfolio. Each quarter the Company develops thresholds generally using market factors or other assumptions as appropriate.

If the internally developed fair values of the loan pools differ from the independent third-party prices by greater than the threshold for the period, the Company highlights these differences for further review, both internally and with the third-party pricing service. The Company obtains certain inputs used by the third-party pricing service and evaluates them for reasonableness. Then the Company updates its own model if the Company determines the third-party pricing inputs more accurately reflect the current market environment or observed information from the third-party vendor. If the Company believes that its internally developed inputs more accurately reflect the current market environment, it will request that the third-party pricing service review market factors that may not have been considered by the third-party pricing service. The Company reconciles and resolves all pricing differences in excess of the thresholds before a final price is established.

At December 31, 2023, one loan pool with an internally developed fair value of $109 million had a difference between the model generated price and third-party price provided in excess of the threshold for the period. The internally developed price was $7 million higher than the third-party price provided of $102 million. After review and discussion, the Company affirmed and valued the investment at the higher internally developed price. No other differences were noted at December 31, 2023 in excess of the threshold for the period. At December 31, 2022, eight loan pools with an internally developed fair value of $2.1 billion had a difference between the model generated prices and third-party prices provided in excess of the threshold for the period. The internally developed prices were $122 million higher than the third-party prices provided of $2.0 billion. After review and discussion, the Company affirmed and valued the investments at the higher internally developed prices. No other differences were noted at December 31, 2022 in excess of the threshold for the period.

The Company's estimates of fair value of Loans held for investment involve judgment and assumptions that are deemed to be significant to the fair value measurement process, which renders the resulting fair value estimates Level 3 inputs in the fair value hierarchy.

Business purpose loans:

Business purpose loans are loans to businesses that are secured by real property which will be renovated by the borrower. Upon completion of the renovation the property will be either sold by the borrower or refinanced by the borrower who may subsequently sell or rent the property. Most, but not all, of the properties securing these loans are residential and a portion of the loan is used to cover renovation costs. The business purpose loans are included as a part of the Company's Loans held for investment portfolio and are carried at fair value with changes in fair value reflected in earnings. These loans tend to be short duration, often less than one year, and generally the coupon rate is higher than the Company's typical residential mortgage loans. As these loans are generally short-term in nature and there is an active market for these loans, the Company estimates fair value of the business purpose loans based on the recent purchase price of the loan, adjusted for observable market activity for similar assets offered in the market. Business purpose loans have a fair value of $272 million and $205 million as of December 31, 2023 and December 31, 2022, respectively.

As the fair value prices of the business purpose loans are based on the recent trades of similar assets in an active market, the Company has classified them as Level 2 in the fair value hierarchy.

Securitized Debt, collateralized by Loans Held for Investment

The process for determining the fair value of securitized debt, collateralized by Loans held for investment is based on discounted cash flows utilizing an internal pricing model that incorporates factors such as coupon, prepayment speeds, loan size, collateral composition, borrower characteristics, expected interest rates, life caps, periodic caps, reset dates, collateral seasoning, delinquencies, expected losses, expected default severity, credit enhancement, and other pertinent factors. This process, including the review process, is consistent with the process used for Agency MBS and Non-Agency RMBS using internal models. For further discussion of the valuation process and benchmarking process, see *Agency MBS and Non-Agency RMBS* discussion herein. The primary cause of the change in fair value is due to market demand and changes in credit risk of mortgage loans.

At December 31, 2023, four securitized debt collateralized by loans held for investment positions with internally developed fair values of $247 million had differences between the model generated prices and third-party prices provided in excess of the threshold for the period. The internally developed prices were $9 million lower on a net basis than the third-party prices provided of $256 million. After review and discussion, the Company affirmed and valued the securitized debt positions at the lower internally developed prices. No other differences were noted at December 31, 2023 in excess of the threshold for the period. At December 31, 2022, six securitized debt collateralized by loans held for investment positions with an internally developed fair value of $35 million had a difference between the model generated prices and third-party prices provided in excess of the threshold for the period. The internally developed prices were $3 million higher on a net basis than the third-party prices provided of $32 million. After review and discussion, the Company affirmed and valued the securitized debt positions at the higher internally developed prices. No other pricing differences were noted at December 31, 2022 in excess of the threshold for the period.

The Company's estimates of fair value of securitized debt, collateralized by Loans held for investment involve judgment and assumptions that are deemed to be significant to the fair value measurement process, which renders the resulting fair value estimates Level 3 inputs in the fair value hierarchy.

Securitized Debt, collateralized by Non-Agency RMBS

The Company carries securitized debt, collateralized by Non-Agency RMBS at the principal balance outstanding plus unamortized premiums, less unaccreted discounts recorded in connection with the financing of the loans or RMBS with third parties. For disclosure purposes, the Company estimates the fair value of securitized debt, collateralized by Non-Agency RMBS by estimating the future cash flows associated with the underlying assets collateralizing the secured debt outstanding. The Company models the fair value of each underlying asset by considering, among other items, the structure of the underlying security, coupon, servicer, delinquency, actual and expected defaults, actual and expected default severities, reset indices, and prepayment speeds in conjunction with market research for similar collateral performance and the Company's expectations of general economic conditions in the sector and other economic factors. This process, including the review process, is consistent with the process used for Agency MBS and Non-Agency RMBS using internal models. For further discussion of the valuation process and benchmarking process, see *Agency MBS and Non-Agency RMBS* discussion herein.

The Company's estimates of fair value of securitized debt, collateralized by Non-Agency RMBS involve judgment and assumptions that are deemed to be significant to the fair value measurement process, which renders the resulting fair value estimates Level 3 inputs in the fair value hierarchy.

Fair value option

The table below shows the unpaid principal and fair value of the financial instruments carried at fair value with changes in fair value reflected in earnings under the fair value option election as of December 31, 2023 and December 31, 2022, respectively:

	December 31, 2023		December 31, 2022	
	(dollars in thousands)			
	Unpaid Principal/ Notional	Fair Value	Unpaid Principal/ Notional	Fair Value
Assets:				
Non-Agency RMBS				
Senior	$ 15,820	$ 14,321	$ 18,513	$ 16,731
Subordinated	409,043	171,633	429,273	175,603
Interest-only	2,874,680	90,775	3,114,930	98,764
Agency RMBS				
Interest-only	392,284	15,023	409,940	15,148
Agency CMBS				
Project loans	78,752	71,383	268,078	256,950
Interest-only	478,239	8,282	2,669,396	126,378
Loans held for investment, at fair value	12,028,480	11,397,046	12,060,631	11,359,236
Liabilities:				
Secured Financing Agreements, at fair value	362,215	350,238	382,838	374,172
Securitized debt at fair value, collateralized by Loans held for investment	8,389,563	7,601,881	7,856,140	7,100,742

The table below shows the impact of change in fair value on each of the financial instruments carried at fair value with changes in fair value reflected in earnings under the fair value option election in statement of operations for the years ended December 31, 2023 and 2022:

	For the Year Ended	
	December 31, 2023	December 31, 2022
	(dollars in thousands)	
	Gain/(Loss) on Change in Fair Value	
Assets:		
Non-Agency RMBS		
Senior	$ 215	$ (1,801)
Subordinated	(3,735)	(57,503)
Interest-only	(3,036)	(45,330)
Agency RMBS		
Interest-only	(594)	38,826
Agency CMBS		
Project loans	7,432	(57,910)
Interest-only	13,876	(13,125)
Loans held for investment, at fair value	85,311	(1,347,558)
Liabilities:		
Secured Financing Agreements, at fair value	3,310	8,666
Securitized debt at fair value, collateralized by Loans held for investment	(68,406)	683,784

Derivatives

Interest Rate Swaps and Swaptions

The Company uses clearing exchange market prices to determine the fair value of its exchange cleared interest rate swaps. For bi-lateral swaps, the Company determines the fair value based on the net present value of expected future cash flows on the swap. The Company uses an option pricing model to determine the fair value of its swaptions. For bi-lateral swaps and swaptions, the Company compares its own estimate of fair value with counterparty prices to evaluate for reasonableness. Both the clearing exchange and counter-party pricing quotes, incorporate common market pricing methods, including a spread measurement to the Treasury yield curve or interest rate swap curve as well as underlying characteristics of the particular contract. Interest rate swaps and swaptions are modeled by the Company by incorporating such factors as the term to maturity, swap curve, overnight index swap rates, and the payment rates on the fixed portion of the interest rate swaps. The Company has classified the characteristics used to determine the fair value of interest rate swaps and swaptions as Level 2 inputs in the fair value hierarchy.

Secured Financing Agreements

Secured financing agreements are collateralized financing transactions utilized by the Company to acquire investment securities. For short term secured financing agreements and longer term floating rate secured financing agreements, the Company estimates fair value using the contractual obligation plus accrued interest payable. The Company has classified the characteristics used to determine the fair value of secured financing agreements as Level 2 inputs in the fair value hierarchy.

Secured Financing Agreements, at fair value

Fair value for certain secured financing agreements which are carried at fair value with changes in fair value reported in earnings are valued at the price that the Company would pay to transfer the liability to a market participant at the reporting date in an orderly transaction. The Company evaluates recent trades of financial liabilities made by the Company, which includes an element of non-performance risk, as well as changes in market interest rates to determine the fair value of the secured financing agreements. The primary factor in determining the fair value is the change in market interest rates from the transaction date of the secured financing agreements and the reporting date. As these rates are observable, the secured financing agreements are reported as level 2 inputs in the fair value hierarchy.

Short-term Financial Instruments

The carrying value of cash and cash equivalents, accrued interest receivable, dividends payable, payable for investments purchased, and accrued interest payable are considered to be a reasonable estimate of fair value due to the short term nature and low credit risk of these short-term financial instruments.

Equity Method Investments

The Company has made investments in entities or funds. For these investments where we have a non-controlling interest, but we are deemed to be able to exert significant influence over the affairs of these entities or funds, we utilize equity method of accounting. These investments are not carried at fair value. The carrying value of the Company's equity method investments is determined using cost accumulation method. The Company adjusts the carrying value of its equity method investments for its share of earnings or losses, dividends or return of capital on a quarterly basis. The fair value of equity method investments is based on the fund valuation received from the manager of the fund. The Company has classified the characteristics used to determine the fair value of equity method investments as Level 3 inputs in the fair value hierarchy. The equity method investments are included in Other assets on Statement of Financial Condition.

The Company's financial assets and liabilities carried at fair value on a recurring basis, including the level in the fair value hierarchy, at December 31, 2023 and December 31, 2022 are presented below.

| | December 31, 2023 | | | | |
| | (dollars in thousands) | | | | |
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral, netting	Total
Assets:					
Non-Agency RMBS, at fair value	$ —	$ —	$ 1,043,806	$ —	$ 1,043,806
Agency MBS, at fair value	—	102,484	—	—	102,484
Loans held for investment, at fair value	—	271,994	11,125,052	—	11,397,046
Derivatives, at fair value	—	18,817	—	(18,817)	—
Liabilities:					
Secured Financing Agreement, at fair value	—	350,238	—	—	350,238
Securitized debt at fair value, collateralized by Loans held for investment	—	—	7,601,881	—	7,601,881
Derivatives, at fair value	—	—	—	—	—

| | | December 31, 2022 | | | |
| | | (dollars in thousands) | | | |
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral, netting	Total
Assets:					
Non-Agency RMBS, at fair value	$ —	$ —	1,147,481	$ —	$ 1,147,481
Agency MBS, at fair value	—	430,944	—	—	430,944
Loans held for investment, at fair value	—	204,636	11,154,600	—	11,359,236
Derivatives, at fair value	—	18,793	—	(14,697)	4,096
Liabilities:					
Secured Financing Agreement, at fair value	—	374,172	—	—	374,172
Securitized debt at fair value, collateralized by Loans held for investment	—	—	7,100,742	—	7,100,742
Derivatives, at fair value	—	14,074	—	(14,074)	—

The table below provides a summary of the changes in the fair value of financial instruments classified as Level 3 at December 31, 2023 and December 31, 2022.

Fair Value Level 3 Rollforward - Assets

| | For the Year Ended December 31, 2023 | | For the Year Ended December 31, 2022 | |
| | (dollars in thousands) | | | |
	Non-Agency RMBS	Loans held for investment	Non-Agency RMBS	Loans held for investment
Beginning balance Level 3	$ 1,147,481	$ 11,154,600	$ 1,810,208	$ 12,032,299
Transfers into Level 3	—	—	—	—
Transfers out of Level 3	—	—	—	—
Transfer due to consolidation	—	—	(218,276)	1,047,838
Purchases of assets	5,669	1,183,663	23,589	1,429,503
Principal payments	(83,730)	(1,247,364)	(178,300)	(1,953,098)
Sales and Settlements	—	2,166	(23,056)	(5,368)
Net accretion (amortization)	38,789	(52,595)	31,387	(52,767)
Gains (losses) included in net income				
(Increase) decrease in provision for credit losses	(11,371)	—	(7,036)	—
Realized gains (losses) on sales and settlements	13	—	(15,594)	—
Net unrealized gains (losses) included in income	(6,561)	84,582	(104,631)	(1,343,807)
Gains (losses) included in other comprehensive income	—	—		
Total unrealized gains (losses) for the period	(46,484)	—	(170,810)	—
Ending balance Level 3	$ 1,043,806	$ 11,125,052	$ 1,147,481	$ 11,154,600

Fair Value Level 3 Rollforward - Liabilities

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
	(dollars in thousands)	
	Securitized Debt	Securitized Debt
Beginning balance Level 3	$ 7,100,742	$ 7,726,043
Transfers into Level 3	—	—
Transfers out of Level 3	—	—
Transfer due to consolidation/deconsolidation	—	774,514
Issuance of debt	2,186,058	1,122,982
Principal payments	(1,222,593)	(1,844,397)
Sales and Settlements	(544,693)	—
Net (accretion) amortization	20,309	5,021
(Gains) losses included in net income	—	—
Other than temporary credit impairment losses	—	—
Realized (gains) losses on sales and settlements	(6,348)	—
Net unrealized (gains) losses included in income	68,406	—
(Gains) losses included in other comprehensive income	—	(683,421)
Total unrealized (gains) losses for the period	—	—
Ending balance Level 3	$ 7,601,881	$ 7,100,742

There were no transfers in or out from Level 3 during the year ended December 31, 2023 and the year ended December 31, 2022, respectively.

The significant unobservable inputs used in the fair value measurement of the Company's Non-Agency RMBS and securitized debt are the weighted average discount rates, prepayment rate, constant default rate, and the loss severity.

Discount Rate

The discount rate refers to the interest rate used in the discounted cash flow analysis to determine the present value of future cash flows. The discount rate takes into account not just the time value of money, but also the risk or uncertainty of future cash flows. An increased uncertainty of future cash flows results in a higher discount rate. The discount rate used to calculate the present value of the expected future cash flows is based on the discount rate implicit in the security as of the last measurement date. As discount rates move up, the values of the discounted cash flows are reduced.

The discount rates applied to the expected cash flows to determine fair value are derived from a range of observable prices on securities backed by similar collateral. As the market becomes more or less liquid, the availability of these observable inputs will change.

Prepayment Rate

The prepayment rate specifies the percentage of the collateral balance that is expected to prepay at each point in the future. The prepayment rate is based on factors such as interest rates, loan-to-value ratio, debt-to-income ratio, and is scaled up or down to reflect recent collateral-specific prepayment experience as obtained from remittance reports and market data services.

Constant Default Rate

Constant default rate represents an annualized rate of default on a group of mortgages. The constant default rate, or CDR, represents the percentage of outstanding principal balances in the pool that are in default, which typically equates to the home being past 60-day and 90-day notices and in the foreclosure process. When default rates increase, expected cash flows on the underlying collateral decreases. When default rates decrease, expected cash flows on the underlying collateral increases.

Default vectors are determined from the current "pipeline" of loans that are more than 30 days delinquent, in foreclosure, bankruptcy, or are REO. These delinquent loans determine the first 30 months of the default curve. Beyond month 30, the default curve transitions to a value that is reflective of a portion of the current delinquency pipeline.

Loss Severity

Loss severity rates reflect the amount of loss expected from a foreclosure and liquidation of the underlying collateral in the mortgage loan pool. When a mortgage loan is foreclosed the collateral is sold and the resulting proceeds are used to settle the outstanding obligation. In many circumstances, the proceeds from the sale do not fully repay the outstanding obligation. In these cases, a loss is incurred by the lender. Loss severity is used to predict how costly future losses are likely to be. An increase in loss severity results in a decrease in expected future cash flows. A decrease in loss severity results in an increase in expected future cash flows.

The curve generated to reflect the Company's expected loss severity is based on collateral-specific experience with consideration given to other mitigating collateral characteristics. Collateral characteristics such as loan size, loan-to-value, seasoning or loan age and geographic location of collateral also effect loss severity.

Sensitivity of Significant Inputs – Non-Agency RMBS and securitized debt, collateralized by Loans held for investment

Prepayment rates vary according to interest rates, the type of financial instrument, conditions in financial markets, and other factors, none of which can be predicted with any certainty. In general, when interest rates rise, it is relatively less attractive for borrowers to refinance their mortgage loans, and as a result, prepayment speeds tend to decrease. When interest rates fall, prepayment speeds tend to increase. For RMBS investments purchased at a premium, as prepayment rates increase, the amount of income the Company earns decreases as the purchase premium on the bonds amortizes faster than expected. Conversely, decreases in prepayment rates result in increased income and can extend the period over which the Company amortizes the purchase premium. For RMBS investments purchased at a discount, as prepayment rates increase, the amount of income the Company earns increases from the acceleration of the accretion of the purchase discount into interest income. Conversely, decreases in prepayment rates result in decreased income as the accretion of the purchase discount into interest income occurs over a longer period.

For securitized debt carried at fair value issued at a premium, as prepayment rates increase, the amount of interest expense the Company recognizes decreases as the issued premium on the debt amortizes faster than expected. Conversely, decreases in prepayment rates result in increased expense and can extend the period over which the Company amortizes the premium.

For debt issued at a discount, as prepayment rates increase, the amount of interest the Company expenses increases from the acceleration of the accretion of the discount into interest expense. Conversely, decreases in prepayment rates result in decreased expense as the accretion of the discount into interest expense occurs over a longer period.

A summary of the significant inputs used to estimate the fair value of Level 3 Non-Agency RMBS held for investment at fair value as of December 31, 2023 and December 31, 2022 follows. The weighted average discount rates are based on fair value.

December 31, 2023

Significant Inputs

	Discount Rate		Prepay Rate		CDR		Loss Severity	
	Range	Weighted Average	Range	Weighted Average	Range	Weighted Average	Range	Weighted Average
Non-Agency RMBS								
Senior	6%-10%	6.6	1%-20%	6.4	0%-12%	1.4	26%-77%	32.8
Subordinated	0%-13%	7.5	5%-25%	6.6	0%-5%	0.5	10%-50%	34.8
Interest-only	0%-100%	12.0	4%-25%	6.8	0%-7%	0.9	0%-82%	30.3

	December 31, 2022							
	Significant Inputs							
	Discount Rate		Prepay Rate		CDR		Loss Severity	
	Range	Weighted Average	Range	Weighted Average	Range	Weighted Average	Range	Weighted Average
Non-Agency RMBS								
Senior	6% -25%	6.5%	1% -20%	7.7%	0% -10%	1.5%	26% -80%	31.8%
Subordinated	0% -12%	7.6%	4% -16%	9.6%	0% -7%	0.8%	10% -82%	39.8%
Interest-only	0% -85%	10.2%	6% -30%	9.5%	0% -6%	1.0%	0% -86%	27.5%

A summary of the significant inputs used to estimate the fair value of securitized debt at fair value, collateralized by Loans held for investment, as of December 31, 2023 and December 31, 2022 follows:

	December 31, 2023							
	Significant Inputs							
	Discount Rate		Prepay Rate		CDR		Loss Severity	
	Range	Weighted Average	Range	Weighted Average	Range	Weighted Average	Range	Weighted Average
Securitized debt at fair value, collateralized by Loans held for investment	6%-9%	6.5%	6%-15%	7.9%	0%-6%	0.8%	0%-55%	40.9%

	December 31, 2022							
	Significant Inputs							
	Discount Rate		Prepay Rate		CDR		Loss Severity	
	Range	Weighted Average	Range	Weighted Average	Range	Weighted Average	Range	Weighted Average
Securitized debt at fair value, collateralized by Loans held for investment	5% -10%	6.4%	6% - 15%	10.4%	0% - 7%	1.2%	30% - 60%	45.8%

All of the significant inputs listed have some degree of market observability based on the Company's knowledge of the market, information available to market participants, and use of common market data sources. Collateral default and loss severity projections are in the form of "curves" that are updated quarterly to reflect the Company's collateral cash flow projections. Methods used to develop these projections conform to industry conventions. The Company uses assumptions it considers its best estimate of future cash flows for each security.

Sensitivity of Significant Inputs – Loans held for investment

The Loans held for investment are primarily comprised of loans collateralized by seasoned reperforming residential mortgages. Additionally, it includes non-conforming, single family, owner occupied, investor owned, jumbo and prime residential mortgages. The significant unobservable factors used to estimate the fair value of the Loans held for investment collateralized by seasoned reperforming residential mortgage loans, as of December 31, 2023 and December 31, 2022, include coupon, FICO score at origination, loan-to-value, or LTV ratios, owner occupancy status, and property type. A summary of the significant factors used to estimate the fair value of Loans held for investment collateralized primarily by seasoned reperforming residential mortgages at fair value as of December 31, 2023 and December 31, 2022 follows:

	December 31, 2023	December 31, 2022
Factor:		
Coupon		
Base Rate	6.4%	6.3%
Actual	5.9%	5.8%
FICO		
Base Rate	640	640
Actual	664	656
Loan-to-value (LTV)		
Base Rate	86%	87%
Actual	79%	82%
Loan Characteristics:		
Occupancy		
Owner Occupied	86%	89%
Investor	9%	5%
Secondary	5%	6%
Property Type		
Single family	79%	80%
Manufactured housing	3%	3%
Multi-family/mixed use/other	18%	17%

The loan factors are generally not observable for the individual loans and the base rates developed by the Company's internal model are subjective and change as market conditions change. The impact of the loan coupon on the value of the loan is dependent on the loan history of delinquent payments. A loan with no history of delinquent payments would result in a higher overall value than a loan which has a history of delinquent payments. Similarly, a higher FICO score and a lower LTV ratio results in increases in the fair market value of the loan and a lower FICO score and a higher LTV ratio results in a lower value. See Note 4 for delinquency details for the Loans held for investment portfolio.

Property types also affect the overall loan values. Property types include single family, manufactured housing and multi-family/mixed use and other types of properties. Single family homes represent properties which house one to four family units. Manufactured homes include mobile homes and modular homes. Loan value for properties that are investor or secondary homes have a reduced value as compared to the baseline loan value. Additionally, single family homes will result in an increase to the loan value, whereas manufactured and multi-family/mixed use and other properties will result in a decrease to the loan value, as compared to the baseline.

Financial instruments not carried at fair value

The following table presents the carrying value and fair value, as described above, of the Company's financial instruments not carried at fair value on a recurring basis at December 31, 2023 and December 31, 2022.

| | December 31, 2023 | | |
| | (dollars in thousands) | | |
	Level in Fair Value Hierarchy	Carrying Amount	Fair Value
Equity method investments [1]	3 $	45,053 $	45,053
Secured financing agreements	2	2,081,877	2,111,855
Securitized debt, collateralized by Non-Agency RMBS	3	75,012	50,430

(1) Included in Other Assets on the Consolidated Statements of Financial Condition

| | December 31, 2022 | | |
| | (dollars in thousands) | | |
	Level in Fair Value Hierarchy	Carrying Amount	Fair Value
Equity method investments [1]	3 $	25,538 $	25,538
Secured financing agreements	2	3,060,592	3,080,982
Securitized debt, collateralized by Non-Agency RMBS	3	78,542	54,590

(1) Included in Other Assets on the Consolidated Statements of Financial Condition

6. Secured Financing Agreements

Secured financing agreements include short term repurchase agreements with original maturity dates of less than one-year, long-term financing agreements with original maturity dates of more than one year and loan warehouse credit facilities collateralized by loans acquired by the Company.

At December 31, 2023, the repurchase agreements are collateralized by Agency and Non-Agency mortgage-backed securities with interest rates generally indexed to the Secured Overnight Financing Rate ("SOFR"). At December 31, 2022, the repurchase agreements are collateralized by Agency and Non-Agency mortgage-backed securities with interest rates generally indexed to either the one-month LIBOR rates, the three-month LIBOR rates, or the SOFR. The maturity dates on the repurchase agreements are all less than one year and generally are less than 180 days. The collateral pledged as security on the repurchase agreements may include the Company's investments in bonds issued by consolidated VIEs, which are eliminated in consolidation.

The long-term financing agreements include secured financing arrangements with an original term of one year or greater which is secured by Non-Agency RMBS pledged as collateral. These long-term secured financing agreements have a maturity date of October 2025. The collateral pledged as security on the long-term financing agreements may include the Company's investments in bonds issued by consolidated VIEs, which are eliminated in consolidation.

The warehouse credit facilities collateralized by loans are repurchase agreements intended to finance loans until they can be sold into a longer-term securitization structure. The maturity dates on the warehouse credit facilities range from 30 days to one year with interest rates indexed to SOFR.

The secured financing agreements generally require the Company to post collateral at a specific rate in excess of the unpaid principal balance of the agreement. For certain secured financing agreements, this may require the Company to post additional margin if the fair value of the assets were to drop. To mitigate this risk, the Company has negotiated several long-term financing agreements which are not subject to additional margin requirements upon a drop in the fair value of the collateral pledged or until the drop is greater than a threshold. At December 31, 2023 and December 31, 2022, the Company has $924 million and $1.2 billion, respectively, of secured financing agreements which are not subject to additional margin requirements upon a change in the fair value of the collateral pledged. At December 31, 2023 and December 31, 2022, the Company has $546 million and $365 million, respectively, of secured financing agreements which are not subject to additional margin requirements until the drop in the fair value of collateral is greater than a threshold. Repurchase agreements may allow the credit counterparty to avoid the automatic stay provisions of the Bankruptcy Code, in the event of a bankruptcy of the Company, and take possession of, and liquidate, the collateral under such repurchase agreements without delay.

At December 31, 2023 and December 31, 2022, we pledged $23 million and $33 million respectively, of margin cash collateral to the Company's secured financing agreement counterparties. At December 31, 2023, the weighted average haircut on the Company's secured financing agreements collateralized by Agency CMBS was 5.2% and Non-Agency RMBS and Loans held for investment was 26.1%. At December 31, 2022, the weighted average haircut on the Company's secured financing agreements collateralized by Agency RMBS IOs was 20.0%, Agency CMBS was 7.8% and Non-Agency RMBS and Loans held for investment was 25.7%.

Certain of the long-term financing agreements and warehouse credit facilities are subject to certain covenants. These covenants include that the Company maintain its REIT status as well as maintain a net asset value or GAAP equity greater than a certain level. If the Company fails to comply with these covenants at any time, the financing may become immediately due in full. Additionally, certain financing agreements become immediately due if the total stockholders' equity of the Company drops by 50% from the most recent year end. Currently, the Company is in compliance with all covenants and does not expect to fail to comply with any of these covenants within the next twelve months. The Company has a total of $2.1 billion unused uncommitted warehouse credit facilities as of December 31, 2023.

At December 31, 2023, the Company had amounts at risk with Nomura Securities International, Inc., or Nomura, of 17% of its equity related to the collateral posted on secured financing agreements. The weighted average maturities of the secured financing agreements with Nomura were 412 days. The amount at risk with Nomura was $433 million. At December 31, 2022, the Company had amounts at risk with Nomura of 12% of its equity related to the collateral posted on secured financing agreements. The weighted average maturities of the secured financing agreements with Nomura were 582 days. The amount at risk with Nomura was $308 million.

The secured financing agreements principal outstanding, weighted average borrowing rates, weighted average remaining maturities, average balances and the fair value of the collateral pledged as of December 31, 2023 and December 31, 2022 were:

	December 31, 2023		December 31, 2022
Secured financing agreements outstanding principal secured by:			
Agency RMBS (in thousands)	$ —	$	3,946
Agency CMBS (in thousands)	68,502		355,934
Non-Agency RMBS and Loans held for investment (in thousands) [1]	2,375,589		3,083,551
Total:	$ 2,444,091	$	3,443,431
MBS pledged as collateral at fair value on Secured financing agreements:			
Agency RMBS (in thousands)	$ —	$	6,662
Agency CMBS (in thousands)	74,345		382,547
Non-Agency RMBS and Loans held for investment (in thousands)	3,465,071		4,310,513
Total:	$ 3,539,416	$	4,699,722
Average balance of Secured financing agreements secured by:			
Agency RMBS (in thousands)	$ 1,551	$	11,714
Agency CMBS (in thousands)	139,746		376,551
Non-Agency RMBS and Loans held for investment (in thousands)	2,695,017		2,819,871
Total:	$ 2,836,314	$	3,208,136
Average borrowing rate of Secured financing agreements secured by:			
Agency RMBS	N/A		4.70 %
Agency CMBS	5.60 %		4.49 %
Non-Agency RMBS and Loans held for investment	7.56 %		6.86 %
Average remaining maturity of Secured financing agreements secured by:			
Agency RMBS	N/A		17 Days
Agency CMBS	32 Days		25 Days
Non-Agency RMBS and Loans held for investment	418 Days		474 Days
Average original maturity of Secured financing agreements secured by:			
Agency RMBS	N/A		60 Days
Agency CMBS	86 Days		42 Days
Non-Agency RMBS and Loans held for investment	445 Days		499 Days

(1) The outstanding balance for secured financing agreements in the table above is net of $1 million of deferred financing cost as of December 31, 2022. There was no outstanding deferred financing cost for secured financing agreements in 2023.

At December 31, 2023 and December 31, 2022, the secured financing agreements collateralized by MBS and Loans held for investment had the following remaining maturities and borrowing rates.

| | December 31, 2023 | | | December 31, 2022 | | |
| | | | | (dollars in thousands) | | |
	Principal	**Weighted Average Borrowing Rates**	**Range of Borrowing Rates**	**Principal [1]**	**Weighted Average Borrowing Rates**	**Range of Borrowing Rates**
Overnight	—	N/A	N/A	—	N/A	NA
1 to 29 days	$ 272,490	7.35%	6.30% - 8.22%	$ 493,918	4.66%	3.63% - 6.16%
30 to 59 days	495,636	6.68%	5.58% - 7.87%	762,768	6.14%	4.60% - 7.34%
60 to 89 days	305,426	7.17%	5.93% - 7.85%	225,497	6.04%	4.70% - 7.12%
90 to 119 days	54,376	7.46%	6.59% - 7.80%	43,180	6.54%	5.50% - 6.70%
120 to 180 days	105,727	7.09%	6.72% - 7.80%	401,638	5.88%	5.57% - 6.92%
180 days to 1 year	39,620	7.06%	6.66% - 7.39%	402,283	6.06%	5.63% - 6.64%
1 to 2 years	808,601	9.36%	8.36% - 12.50%	251,286	13.98%	13.98% - 13.98%
2 to 3 years	—	—%	0.00% - 0.00%	480,022	8.07%	8.07% - 8.07%
Greater than 3 years	362,215	5.11%	5.10% - 7.15%	382,839	5.14%	5.10% - 6.07%
Total	$ 2,444,091	7.51%		$ 3,443,431	6.61%	

(1) The outstanding balance for secured financing agreements in the table above is net of $1 million of deferred financing cost as of December 31, 2022. There was no outstanding deferred financing cost for secured financing agreements in 2023.

Secured Financing Agreements at fair value

The Company has a secured financing agreement for which the Company has elected fair value option. The Company believes electing fair value for this financial instrument better reflects the transactional economics. The total principal balance outstanding on this secured financing at December 31, 2023 and December 31, 2022 was $362 million and $383 million, respectively. The fair value of collateral pledged was $401 million and $418 million as of December 31, 2023 and December 31, 2022, respectively. The Company carries this secured financing instrument at fair value of $350 million and $374 million as of December 31, 2023 and December 31, 2022, respectively. At December 31, 2023 and December 31, 2022, the weighted average borrowing rate on secured financing agreements at fair value was 5.1%. At December 31, 2023 and December 31, 2022, the haircut for the secured financing agreements at fair value was 7.5%. At December 31, 2023, the maturity on the secured financing agreements at fair value was four years.

The Company recognized losses on extinguishment of debt of $2 million and $3 million, respectively, for the year ended December 31, 2023 and December 31, 2022, related to early termination of certain of its secured financing agreements.

7. Securitized Debt

All of the Company's securitized debt is collateralized by residential mortgage loans or Non-Agency RMBS. For financial reporting purposes, the Company's securitized debt is accounted for as secured borrowings. Thus, the residential mortgage loans or RMBS held as collateral are recorded in the assets of the Company as Loans held for investment or Non-Agency RMBS and the securitized debt is recorded as a non-recourse liability in the accompanying Consolidated Statements of Financial Condition.

Securitized Debt Collateralized by Non-Agency RMBS

At December 31, 2023 and December 31, 2022, the Company's securitized debt collateralized by Non-Agency RMBS was carried at amortized cost and had a principal balance of $110 million and $110 million, respectively. At December 31, 2023 and December 31, 2022, the debt carried a weighted average coupon of 6.7%. As of December 31, 2023, the maturities of the debt range between the years 2036 and 2037. None of the Company's securitized debt collateralized by Non-Agency RMBS is callable.

The Company did not acquire any securitized debt collateralized by Non-Agency RMBS during the years ended December 31, 2023 and 2022.

The following table presents the estimated principal repayment schedule of the securitized debt collateralized by Non-Agency RMBS at December 31, 2023 and December 31, 2022, based on expected cash flows of the residential mortgage loans or RMBS, as adjusted for projected losses on the underlying collateral of the debt. All of the securitized debt recorded in the Company's Consolidated Statements of Financial Condition is non-recourse to the Company.

	December 31, 2023	December 31, 2022
	(dollars in thousands)	
Within One Year	$ 251	$ 640
One to Three Years	326	523
Three to Five Years	—	71
Greater Than Five Years	67	92
Total	$ 644	$ 1,326

Maturities of the Company's securitized debt collateralized by Non-Agency RMBS are dependent upon cash flows received from the underlying collateral. The estimate of their repayment is based on scheduled principal payments on the underlying collateral. This estimate will differ from actual amounts to the extent prepayments or losses are experienced. See Note 3 for a more detailed discussion of the securities collateralizing the securitized debt.

Securitized Debt Collateralized by Loans Held for Investment

At December 31, 2023 and December 31, 2022, the Company's securitized debt collateralized by Loans held for investment had a principal balance of $8.4 billion and $7.9 billion, respectively. At December 31, 2023 and December 31, 2022, the total securitized debt collateralized by Loans held for investment carried a weighted average coupon of 3.4% and 2.8%, respectively. As of December 31, 2023, the maturities of the debt range between the years 2029 and 2067.

During the year ended December 31, 2023, the Company acquired securitized debt collateralized by Loans held for investment with an amortized cost balance of $551 million for $545 million. These transactions resulted in net gain on extinguishment of debt of $6 million. The Company did not acquire any securitized debt collateralized by loans held for investment during the year ended December 31, 2022.

The following table presents the estimated principal repayment schedule of the securitized debt collateralized by Loans held for investment at December 31, 2023 and December 31, 2022, based on expected cash flows of the residential mortgage loans or RMBS, as adjusted for projected losses on the underlying collateral of the debt. All of the securitized debt recorded in the Company's Consolidated Statements of Financial Condition is non-recourse to the Company.

	December 31, 2023	December 31, 2022
	(dollars in thousands)	
Within One Year	$ 1,405,503	$ 1,636,544
One to Three Years	2,302,421	2,535,642
Three to Five Years	1,738,678	1,733,022
Greater Than Five Years	2,942,234	1,949,240
Total	$ 8,388,836	$ 7,854,448

Maturities of the Company's securitized debt collateralized by Loans held for investment are dependent upon cash flows received from the underlying loans. The estimate of their repayment is based on scheduled principal payments on the underlying loans. This estimate will differ from actual amounts to the extent prepayments or loan losses are experienced. See Note 4 for a more detailed discussion of the loans collateralizing the securitized debt.

Certain of the securitized debt collateralized by Loans held for investment contain call provisions at the option of the Company at a specific date. Other securitized debt issued by the Company contain clean-up call provisions. A clean-up call provision is a right to call the outstanding debt at pre-defined terms when the collateral falls below a certain percentage of the original balance, typically 10%. Generally, these clean-up call rights are shared with other parties to the debt, including the loan servicers and the paying agents. Clean-up calls are generally put in place to reduce the administrative burdens when a loan pool balance becomes de minimis hence uneconomical to manage. The following table presents the par value of the callable debt by year as of December 31, 2023, excluding any debt issued by the Company where the Company only has a clean-up call.


December 31, 2023

(dollars in thousands)

Year		Principal
Currently callable	$	2,036,269
2024		1,180,582
2025		2,432,797
2026		588,878
2027		880,785
2028		649,419
Total	$	7,768,730


8. Consolidated Securitization Vehicles and Other Variable Interest Entities

Since its inception, the Company has utilized VIEs for the purpose of securitizing whole mortgage loans or re-securitizing RMBS and obtaining long-term, non-recourse financing. The Company evaluated its interest in each VIE to determine if it is the primary beneficiary.

During the year ended December 31, 2023, the Company securitized and consolidated approximately $2.6 billion unpaid principal balance of seasoned residential reperforming residential mortgage loans. During the year ended December 31, 2022, the Company securitized and consolidated approximately $2.7 billion unpaid principal balance of seasoned residential reperforming residential mortgage loans.

VIEs for Which the Company is the Primary Beneficiary

The retained beneficial interests in VIEs for which the Company is the primary beneficiary are typically the subordinated tranches of these securitizations and in some cases the Company may hold interests in additional tranches. The table below reflects the assets and liabilities recorded in the Consolidated Statements of Financial Condition related to the consolidated VIEs as of December 31, 2023 and December 31, 2022.

	December 31, 2023	December 31, 2022
	(dollars in thousands)	
Assets:		
Non-Agency RMBS, at fair value [1]	$ 248,993	$ 276,030
Loans held for investment, at fair value	10,184,538	9,855,390
Accrued interest receivable	52,712	47,553
Other assets	15,597	20,293
Total Assets:	$ 10,501,840	$ 10,199,266
Liabilities:		
Securitized debt, collateralized by Non-Agency RMBS	$ 75,012	$ 78,542
Securitized debt at fair value, collateralized by Loans held for investment	7,248,768	6,673,917
Accrued interest payable	23,310	17,427
Other liabilities	2,019	2,239
Total Liabilities:	$ 7,349,109	$ 6,772,125

(1) December 31, 2023 and December 31, 2022 balances includes allowance for credit losses of $6 million and $2 million, respectively.

Income and expense amounts related to consolidated VIEs recorded in the Consolidated Statements of Operations is presented in the tables below.

	For the Year ended		
	December 31, 2023	**December 31, 2022**	**December 31, 2021**
	(dollars in thousands)		
Interest income, Assets of consolidated VIEs	$ 593,384	$ 551,253	$ 586,580
Interest expense, Non-recourse liabilities of VIEs	282,542	197,823	203,135
Net interest income	$ 310,842	$ 353,430	$ 383,445
(Increase) decrease in provision for credit losses	$ (4,367)	$ (1,904)	$ 117
Servicing fees	$ 28,301	$ 26,964	$ 26,818

VIEs for Which the Company is Not the Primary Beneficiary

The Company is not required to consolidate VIEs in which it has concluded it does not have a controlling financial interest, and thus is not the primary beneficiary. In such cases, the Company does not have both the power to direct the entities' most significant activities, such as rights to replace the servicer without cause, and the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIEs. The Company's investments in these unconsolidated VIEs are carried in Non-Agency RMBS on the Consolidated Statements of Financial Condition and include senior and subordinated bonds issued by the VIEs.

The fair value of the Company's investments in each unconsolidated VIEs at December 31, 2023, ranged from less than $1 million to $20 million, with an aggregate amount of $795 million. The fair value of the Company's investments in each unconsolidated VIEs at December 31, 2022, ranged from less than $1 million to $23 million, with an aggregate amount of $871 million. The Company's maximum exposure to loss from these unconsolidated VIEs was $772 million and $813 million at December 31, 2023 and December 31, 2022, respectively. The maximum exposure to loss was determined as the amortized cost of the unconsolidated VIE, which represents the purchase price of the investment adjusted by any unamortized premiums or discounts as of the reporting date.

9. Derivative Instruments

In connection with the Company's interest rate risk strategy, the Company may economically hedge a portion of its interest rate risk by entering into derivative financial instrument contracts in the form of interest rate swaps, swaptions, and U.S. Treasury futures. Swaps are used to lock in a fixed rate related to a portion of its current and anticipated payments on its secured financing agreements. The Company typically agrees to pay a fixed rate of interest, or pay rate, in exchange for the right to receive a floating rate of interest, or receive rate, over a specified period of time. Interest rate swaptions provide the option to enter into an interest rate swap agreement for a predetermined notional amount, stated term and pay and receive interest rates in the future. The Company's swaptions are not centrally cleared. U.S. Treasury futures are derivatives which track the prices of generic benchmark U.S. Treasury securities with identical maturity and are traded on an active exchange. It is generally the Company's policy to close out any U.S. Treasury futures positions prior to delivering the underlying security. U.S. Treasury futures lock in a fixed rate related to a portion of its current and anticipated payments on its secured financing agreements.

The Company's derivatives are recorded as either assets or liabilities in the Consolidated Statements of Financial Condition and measured at fair value. These derivative financial instrument contracts are not designated as hedges for GAAP; therefore, all changes in fair value are recognized in earnings. The Company elects to net the fair value of its derivative contracts by counterparty when appropriate. These contracts contain legally enforceable provisions that allow for netting or setting off of all individual derivative receivables and payables with each counterparty and therefore, the fair values of those derivative contracts are reported net by counterparty.

The use of derivatives creates exposure to credit risk relating to potential losses that could be recognized if the counterparties to these instruments fail to perform their obligations under the contracts. In the event of a default by the counterparty, the Company could have difficulty obtaining its RMBS or cash pledged as collateral for these derivative instruments. The Company periodically monitors the credit profiles of its counterparties to determine if it is exposed to counterparty credit risk. See Note 14 for further discussion of counterparty credit risk.

The weighted average pay rate on the Company's interest rate swap at December 31, 2023 was 3.26% and the weighted average receive rate was 5.40%. At December 31, 2023, the weighted average maturity on the Company's interest rate swaps was less than one year.

The weighted average pay rate on the Company's interest rate swaps at December 31, 2022 was 4.07% and the weighted average receive rate was 4.30%. At December 31, 2022, the weighted average maturity on the Company's interest rate swaps was 4 years.

The Company paid $45 million to terminate interest rate swaps with a notional value of $2.5 billion during the year ended December 31, 2023. The terminated swaps had original maturities ranging from 2025 to 2028. The company paid $561 thousand to terminate interest rate swaps with a notional value of $1.0 billion during the year ended December 31, 2022. The terminated swaps had original maturity of 2024.

During the year ended December 31, 2023, the Company entered into three swaption contracts for a one-year forward starting swaps with a total notional of $1.5 billion with 3.56% strike rate. The underlying swap terms will allow the Company to pay a fix rate of 3.56% and receive floating overnight SOFR rate. Additionally, during the year ended December 31, 2023, the Company terminated its existing $1.0 billion notional swaption contract in exchange for a one-year swap. The Company also entered into and terminated three new swaptions contracts with $2.3 billion notional during the year ended December 31, 2023. The Company had net realized gains of $11 million on these swaption terminations. During the year ended December 31, 2022, the Company purchased a swaption contract for a one-year forward starting swap of $1.0 billion in notional amount with a weighted average strike rate of 3.26%. The Company paid a $6 million premium for the purchase of this swaption contract.

During the year ended December 31, 2023, the Company entered into 6,000 short 5-year and 1,875 short 2-year U.S. Treasury futures contract with a notional of $600 million and $375 million, respectively, which it subsequently covered and had no outstanding U.S. Treasury futures contract at December 31, 2023. The Company had a net realized loss of $6 million on covering these short U.S. Treasury futures contract. The Company also entered into 400 call options on 2-year and 5-year U.S. Treasury futures and subsequently covered them during the year ended December 31, 2023 for a realized loss of $187 thousand.

The Company also maintains collateral in the form of cash margin from its counterparties to its derivative contacts. In accordance with the Company's netting policy, the Company presents the fair value of its derivative contracts net of cash margin received. See Note 14 for additional details on derivative netting.

The table below summarizes the location and fair value of the derivatives reported in the Consolidated Statements of Financial Condition after counterparty netting and posting of cash collateral as of December 31, 2023 and December 31, 2022.

		December 31, 2023				
		Derivative Assets			**Derivative Liabilities**	
Derivative Instruments	**Notional Amount Outstanding**	**Location on Consolidated Statements of Financial Condition**	**Net Estimated Fair Value/Carrying Value**	**Location on Consolidated Statements of Financial Condition**	**Net Estimated Fair Value/Carrying Value**	
		(dollars in thousands)				
Interest Rate Swaps	$ 1,000,000	Derivatives, at fair value	$ —	Derivatives, at fair value	$ —	
Swaptions	1,500,000	Derivatives, at fair value	—	Derivatives, at fair value	$ —	
Total	$ 2,500,000		$ —		$ —	

		December 31, 2022				
		Derivative Assets			**Derivative Liabilities**	
Derivative Instruments	**Notional Amount Outstanding**	**Location on Consolidated Statements of Financial Condition**	**Net Estimated Fair Value/Carrying Value**	**Location on Consolidated Statements of Financial Condition**	**Net Estimated Fair Value/Carrying Value**	
		(dollars in thousands)				
Interest Rate Swaps	$ 1,485,000	Derivatives, at fair value, net	$ 3,716	Derivatives, at fair value, net	$ —	
Swaptions	1,000,000	Derivatives, at fair value, net	380	Derivatives, at fair value, net	$ —	
Total	$ 2,485,000		$ 4,096		$ —	

The effect of the Company's derivatives on the Consolidated Statements of Operations for the quarters ended December 31, 2023, 2022 and 2021, respectively is presented below.

		Net gains (losses) on derivatives for the year ended		
Derivative Instruments	**Location on Consolidated Statements of Operations and Comprehensive Income**	**December 31, 2023**	**December 31, 2022**	**December 31, 2021**
		(dollars in thousands)		
Interest Rate Swaps	Net unrealized gains (losses) on interest rate swaps	$ 497	$ (10,358)	$ —
Interest Rate Swaps	Net realized gains (losses) on interest rate swaps	(45,226)	(561)	—
Interest Rate Swaps	Periodic interest cost of interest rate swaps, net	17,167	(1,752)	—
Treasury futures	Net unrealized gains (losses) on derivatives	—	—	—
Treasury futures	Net realized gains (losses) on derivatives	(6,344)	—	—
Swaptions	Net unrealized gains (losses) on derivatives	(6,908)	8,876	—
Swaptions	Net realized gains (losses) on derivatives	10,613		
Total		$ (30,201)	$ (3,795)	$ —

When the Company enters into derivative contracts, they are typically subject to International Swaps and Derivatives Association Master Agreements or other similar agreements which may contain provisions that grant counterparties certain rights with respect to the applicable agreement upon the occurrence of certain events such as (i) a decline in stockholders' equity in excess of specified thresholds or dollar amounts over set periods of time, (ii) the Company's failure to maintain its REIT status, (iii) the Company's failure to comply with limits on the amount of leverage, and (iv) the Company's stock being delisted from the New York Stock Exchange, or NYSE. Upon the occurrence of any one of items (i) through (iv), or another default under the agreement, the counterparty to the applicable agreement has a right to terminate the agreement in accordance with its provisions. If the Company breaches any of these provisions, it will be required to settle its obligations under the agreements at their termination values, which approximates fair value.

10. Capital Stock

Preferred Stock

The Company declared dividends to Series A preferred stockholders of $12 million, or $2.00 per preferred share, during the years ended December 31, 2023 and 2022, respectively.

The Company declared dividends to Series B preferred stockholders of $26 million, or $2.00 per preferred share, during the years ended December 31, 2023, and 2022, respectively.

The Company declared dividends to Series C preferred stockholders of $20 million, or $1.94 per preferred share, during the years ended December 31, 2023, and 2022, respectively.

The Company declared dividends to Series D preferred stockholders of $16 million, or $2.00 per preferred share, during the years ended December 31, 2023, and 2022, respectively.

On October 30, 2021, all 5,800,000 issued and outstanding shares of Series A Preferred Stock with an outstanding liquidation preference of $145 million became callable at a redemption price equal to the liquidation preference plus accrued and unpaid dividends through, but not including the redemption date.

After June 30, 2023, all LIBOR tenors relevant to the Company ceased to be published or became no longer representative. The Company believe that the federal Adjustable Interest Rate (LIBOR) Act (the "Act") and the related regulations promulgated thereunder are applicable to each of its Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock. In light of the applicability of the Act to the aforementioned preferred stock, the Company believes, given all of the information available to the Company to date, that three-month CME Term SOFR plus the applicable tenor spread adjustment of 0.26161% per annum will automatically replace three-month LIBOR as the reference rate for calculations of the dividend rate payable on the relevant preferred stock for dividend periods from and after (i) March 30, 2024, in the case of the Series B Preferred Stock, (ii) September 30, 2025, in the case of the Series C Preferred Stock, or (iii) March 30, 2024, in the case of the Series D Preferred Stock.

Common Stock

In June 2023, the our Board of Directors increased the authorization of the Company's share repurchase program, or the Repurchase Program, by $73 million to $250 million. In January 2024, the Company's Board of Directors updated the authorization to include the Company's preferred stock into the Repurchase Program and increased the authorization by $33 million back up to $250 million. Such authorization does not have an expiration date, and at present, there is no intention to modify or otherwise rescind such authorization. Shares of the Company's common stock and preferred stock may be purchased in the open market, including through block purchases, through privately negotiated transactions, or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The timing, manner, price and amount of any repurchases will be determined at the Company's discretion and the program may be suspended, terminated or modified at any time, for any reason. Among other factors, the Company intends to only consider repurchasing shares of its common stock and preferred stock when the purchase price is less than the last publicly reported book value per common share. In addition, the Company does not intend to repurchase any shares from directors, officers or other affiliates. The program does not obligate the Company to acquire any specific number of shares, and all repurchases will be made in accordance with Rule 10b-18, which sets certain restrictions on the method, timing, price and volume of stock repurchases.

The Company repurchased 5.8 million shares of its common stock at an average price of $5.66 for a total of $33 million during the year ended December 31, 2023. The Company repurchased approximately 5.4 million shares of its common stock at an average price of $9.10 for a total of $49 million during the year ended December 31, 2022. The approximate dollar value of shares that may yet be purchased under the Repurchase Program is $217 million as of December 31, 2023.

In 2022, the Company entered into separate Distribution Agency Agreements (the "Existing Sales Agreements") with each of JMP Securities LLC, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC (the "Existing Sales Agents"). In February 2023, the Company amended the Existing Sales Agreements and entered into separate Distribution Agency Agreements (together with the Existing Sales Agreements, as amended, the "Sales Agreements") with J.P. Morgan Securities LLC and UBS Securities LLC to include J.P. Morgan Securities LLC and UBS Securities LLC as additional sales agents (together with the Existing Sales Agents, the "Sales Agents"). Pursuant to the terms of the Sales Agreements, the Company may offer and sell shares of our common stock, having an aggregate offering price of up to $500 million, from time to time in "at the market" offerings through any of the Sales Agents under the Securities Act of 1933. The Company issued approximately 14.5 million shares of its common stock at an average price of $5.09 for a total of $74 million during the year ended December 31, 2023. The Company did not issue any shares under the at-the-market sales program during the year ended December 31, 2022. The approximate dollar value of shares that may yet be issued under "at the market" offerings program is $426 million as of December 31, 2023.

During the year ended December 31, 2023, the Company declared dividends to common shareholders of $167 million or $0.70 per share, respectively. During the year ended December 31, 2022, the Company declared dividends to common shareholders of $266 million, or $1.12 per share, respectively.

Earnings per Share (EPS)

EPS for the years ended December 31, 2023, 2022, and 2021 are computed as follows:

	For the Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
	(dollars in thousands)		
Numerator:			
Net income (loss) available to common shareholders - Basic	$ 52,354	$ (586,831)	$ 596,350
Effect of dilutive securities:			
Interest expense attributable to convertible notes	—	—	2,274
Net income (loss) available to common shareholders - Diluted	$ 52,354	$ (586,831)	$ 598,624
Denominator:			
Weighted average basic shares	230,057,356	233,938,745	233,770,474
Effect of dilutive securities	2,560,510	—	11,726,452
Weighted average dilutive shares	232,617,866	233,938,745	245,496,926
Net income (loss) per average share attributable to common stockholders - Basic	$ 0.23	$ (2.51)	$ 2.55
Net income (loss) per average share attributable to common stockholders - Diluted	$ 0.23	$ (2.51)	$ 2.44

There were no anti-dilutive shares as of December 31, 2023. For the year ended December 31, 2022 potentially dilutive shares of 2.6 million were excluded from the computation of fully diluted EPS because their effect would have been anti-dilutive. For the year ended December 31, 2021, potentially dilutive shares of 126 thousand were excluded from the computation of fully diluted EPS because their effect would have been anti-dilutive. Anti-dilutive shares for the year ended December 31, 2022 and 2021 were comprised of restricted stock units and performance stock units.

11. Accumulated Other Comprehensive Income

The following table presents the changes in the components of Accumulated Other Comprehensive Income, or the AOCI, for the years ended December 31, 2023 and 2022:

| | December 31, 2023 | |
| | (dollars in thousands) | |
	Unrealized gains (losses) on available-for-sale securities, net	Total Accumulated OCI Balance
Balance as of December 31, 2022	$ 229,345	$ 229,345
OCI before reclassifications	(44,990)	(44,990)
Amounts reclassified from AOCI	1,313	1,313
Net current period OCI	(43,677)	(43,677)
Balance as of December 31, 2023	$ 185,668	$ 185,668

| | December 31, 2022 | |
| | (dollars in thousands) | |
	Unrealized gains (losses) on available-for-sale securities, net	Total Accumulated OCI Balance
Balance as of December 31, 2021	$ 405,054	$ 405,054
OCI before reclassifications	(175,709)	(175,709)
Amounts reclassified from AOCI	—	—
Net current period OCI	(175,709)	(175,709)
Balance as of December 31, 2022	$ 229,345	$ 229,345

The amounts reclassified from AOCI balance comprised of $1 million net unrealized losses on available-for-sale securities sold for the year ended December 31, 2023. There were no amounts reclassified from AOCI during the year ended December 31, 2022.

12. Equity Compensation, Employment Agreements and other Benefit Plans

On June 14, 2023, the Board of Directors recommended and shareholders approved, the Chimera Investment Corporation 2023 Equity Incentive Plan (the "Plan"). It authorized the issuance of up to 20,000,000 shares of our common stock for the grant of awards under the Plan. The Plan will replace our 2007 Equity Incentive Plan, as amended and restated effective December 10, 2015 (the "Prior Plan"), and no new awards will be granted under the Prior Plan. Any awards outstanding under the Prior Plan will remain subject to and be paid under the Prior Plan. Any shares subject to outstanding awards under the Prior Plan that, expire, terminate, or are surrendered or forfeited for any reason without issuance of shares will automatically become available for issuance under the Plan. Also, shares withheld for tax withholding requirements after stockholder approval of the Plan for full value awards originally granted under the Prior Plan (such as the RSUs and PSUs awarded to our named executive officers) will automatically become available for issuance under the Plan.

As of December 31, 2023, approximately 18 million shares were available for future grant under the Plan.

Awards under the Plan may include stock options, stock appreciation rights ("SARs"), restricted stock, dividend equivalent rights ("DERs") and other share-based awards (including RSUs). Under the Plan, any of these awards may be performance awards that are conditioned on the attainment of performance goals.

The Compensation Committee of the Board of Directors of the Company has approved a Stock Award Deferral Program, or the Deferral Program. Under the Deferral Program, non-employee directors and certain executive officers can elect to defer payment of certain stock awards made pursuant to the Incentive Plan. Deferred awards are treated as deferred stock units and paid at the earlier of separation from service or a date elected by the participant who is separating. Payments are generally made in a lump sum or, if elected by the participant, in five annual installments. Deferred awards receive dividend equivalents during the deferral period in the form of additional deferred stock units. Amounts are paid at the end of the deferral period by delivery of shares from the Incentive Plan (plus cash for any fractional deferred stock units), less any applicable tax withholdings. Deferral elections do not alter any vesting requirements applicable to the underlying stock award. At December 31, 2023 and December 31, 2022, there are approximately 1 million shares for which payments have been deferred until separation or a date elected by the participant, respectively. At December 31, 2023 and December 31, 2022, there are approximately 1 million dividend equivalent rights earned but not yet delivered.

Grants of Restricted Stock Units, or RSUs

During the years ended December 31, 2023 and 2022, the Company granted RSU awards to employees. These RSU awards are designed to reward employees of the Company for services provided to the Company. Generally, the RSU awards vest equally over a three-year period beginning from the grant date and will fully vest after three years. For employees who are retirement eligible, defined as years of service to the Company plus age that is equal to or greater than 65, the service period is considered to be fulfilled and all grants are expensed immediately. The RSU awards are valued at the market price of the Company's common stock on the grant date and generally the employees must be employed by the Company on the vesting dates to receive the RSU awards. The Company granted 1 million RSU awards during the year ended December 31, 2023 with a grant date fair value of $6 million for the 2023 performance year. The Company granted 396 thousand RSU awards during the year ended December 31, 2022 with a grant date fair value of $4 million for the 2022 performance year.

Grants of Performance Share Units, or PSUs

PSU awards are designed to align compensation with the Company's future performance. The PSU awards granted during the years ended December 31, 2023 and 2022, include a three-year performance period ending on December 31, 2025 and December 31, 2024, respectively. For the PSU awards granted during the year ended December 31, 2023, the final number of shares awarded will be between 0% and 200% of the PSUs granted based equally on the Company Economic Return and share price performance compared to a peer group. The Company's three-year Company Economic Return is equal to the Company's change in book value per common share plus common stock dividends. Share price performance equals change in share price plus common stock dividends. Compensation expense will be recognized on a straight-line basis over the three-year vesting period based on an estimate of the Company Economic Return and share price performance in relation to the entities in the peer group and will be adjusted each period based on the Company's best estimate of the actual number of shares awarded. For the PSU awards granted during the year ended December 31, 2022, the final number of shares awarded will be between 0% and 200% of the PSUs granted based on the Company Economic Return compared to a peer group. During the year ended December 31, 2023, the Company granted 605 thousand PSU awards to senior management with a grant date fair value of $3 million. During the year ended December 31, 2022, the Company granted 128 thousand PSU awards to senior management with a grant date fair value of $2 million.

The following table presents information with respect to the Company's restricted stock awards during the years ended December 31, 2023 and December 31, 2022.

| | For the Year Ended | | | |
| | December 31, 2023 | | December 31, 2022 | |
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested shares outstanding - beginning of period	**3,029,987** $	**12.66**	**2,816,848** $	**13.37**
Granted	1,767,127	5.49	523,957	10.94
Vested	(814,981)	13.14	(178,261)	16.66
Forfeited	(372,359)	11.91	(132,557)	15.52
Unvested shares outstanding - end of period	**3,609,774** $	**9.12**	**3,029,987** $	**12.66**

The forfeited amounts above includes shares forfeited by employees to pay taxes of approximately 364 thousand shares and 129 thousand shares for the years ended December 31, 2023 and December 31, 2022, respectively.

The Company recognized stock-based compensation expense of $8 million and $9 million for the year ended December 31, 2023 and December 31, 2022, respectively.

The Company also maintains a qualified 401(k) plan. The plan is a retirement savings plan that allows eligible employees to contribute a portion of their wages on a tax-deferred basis under Section 401(k) of the Code. Employees may contribute, through payroll deductions, up to $22,500 if under the age of 50 years and an additional $7,500 "catch-up" contribution for employees 50 years or older. The Company matches 100% of the first 6% of the eligible compensation deferred by employee contributions. The employer funds the 401(k) matching contributions in the form of cash, and participants may direct the Company match to an investment of their choice. The benefit of the Company's contributions vests immediately. Generally, a participating employee is entitled to distributions from the plans upon termination of employment, retirement, death or disability. The 401(k) expenses related to the Company's qualified plan for the year ended December 31, 2023 and 2022, was $441 thousand and $514 thousand, respectively.

13. Income Taxes

For the year ended December 31, 2023, the Company qualified to be taxed as a REIT under Code Sections 856 through 860. As a REIT, the Company is not subject to U.S. federal income tax to the extent that it makes qualifying distributions of taxable income to its stockholders. To maintain qualification as a REIT, the Company must distribute at least 90% of its annual REIT taxable income (subject to certain adjustments) to its shareholders and meet certain other requirements such as assets it may hold, income it may generate and its shareholder composition. It is generally the Company's policy to distribute to its shareholders all of the Company's taxable income.

The state and local tax jurisdictions in which the Company is subject to tax-filing obligations recognize the Company's status as a REIT and, therefore, the Company generally does not pay income tax in such jurisdictions. The Company may, however, be subject to certain minimum state and local tax filing fees and its TRSs are subject to U.S. federal, state and local taxes.

The Company recorded current income tax expense of $102 thousand and a current income tax benefit of $253 thousand for the years ended December 31, 2023 and 2022, respectively. The Company recorded a gross deferred tax asset of $107 million and $66 million for the years ended December 31, 2023 and 2022, respectively, relating to the activities of its TRSs. Of these amounts, the amount related to cumulative net operating losses was $105 million and $65 million as of December 31, 2023 and 2022, respectively. The amount related to interest disallowed under Code Section 163(j) was $2 million and $1 million as of December 31, 2023 and 2022, respectively. The Company evaluates, based on both positive and negative evidence, the likelihood of realizing its deferred tax assets and established a valuation allowance of $107 million and $66 million for the years ended December 31, 2023 and 2022, respectively.

The Company's effective tax rate differs from its combined U.S. federal, state, and local corporate statutory tax rate primarily due to the deduction of dividend distributions required to be paid under Code Section 857(a).

The Company's U.S. federal, state and local tax returns for the tax years ending on or after December 31, 2020 remain open for examination.

14. Credit Risk and Interest Rate Risk

The Company's primary components of market risk are credit risk and interest rate risk. The Company is subject to interest rate risk in connection with its investments in Agency MBS and Non-Agency RMBS, residential mortgage loans, borrowings under secured financing agreements and securitized debt. When the Company assumes interest rate risk, it attempts to minimize interest rate risk through asset selection, hedging and matching the income earned on mortgage assets with the cost of related financing.

The Company attempts to minimize credit risk through due diligence, asset selection and portfolio monitoring. The Company has established a whole loan target market including qualified mortgages, non-qualified mortgages and reperforming residential mortgage loans. Additionally, the Company seeks to minimize credit risk through compliance with regulatory requirements, geographic diversification, owner occupied property, and moderate loan-to-value ratios. These factors are considered to be important indicators of credit risk.

By using derivative instruments and secured financing agreements, the Company is exposed to counterparty credit risk if counterparties to the contracts do not perform as expected. If a counterparty fails to perform on a derivative instrument, the Company's counterparty credit risk is equal to the amount reported as a derivative asset on its balance sheet to the extent that amount exceeds collateral obtained from the counterparty or, if in a net liability position, the extent to which collateral posted exceeds the liability to the counterparty. The amounts reported as a derivative asset/(liability) are derivative contracts in a gain/(loss) position, and to the extent subject to master netting arrangements, net of derivatives in a loss/(gain) position with the same counterparty and collateral received/(pledged). If the counterparty fails to perform on a secured financing agreement, the Company is exposed to a loss to the extent that the fair value of collateral pledged exceeds the liability to the counterparty. The Company attempts to minimize counterparty credit risk by evaluating and monitoring the counterparty's credit, executing master netting arrangements and obtaining collateral, and executing contracts and agreements with multiple counterparties to reduce exposure to a single counterparty.

The Company's secured financing agreements transactions are governed by underlying agreements that provide for a right of setoff by the lender, including in the event of default or in the event of bankruptcy of the borrowing party to the transactions. The Company's derivative transactions are governed by underlying agreements that provide for a right of setoff under master netting arrangements, including in the event of default or in the event of bankruptcy of either party to the transactions. The Company presents its assets and liabilities subject to such arrangements on a net basis in the Consolidated Statements of Financial Condition. The following table presents information about our assets and liabilities that are subject to such arrangements and can potentially be offset on our consolidated statements of financial condition as of December 31, 2023 and December 31, 2022.

	December 31, 2023					
	(dollars in thousands)					
				Gross Amounts Not Offset with Financial Assets (Liabilities) in the Consolidated Statements of Financial Position		
	Gross Amounts of Recognized Assets (Liabilities)	Gross Amounts Offset in the Consolidated Statements of Financial Position	Net Amounts Offset in the Consolidated Statements of Financial Position	Financial Instruments	Cash Collateral (Received) Pledged [1]	Net Amount
Secured financing agreements	$ (2,432,115) $	— $	(2,432,115) $	3,539,416 $	22,930 $	1,130,231
Interest Rate Swaps - Gross Assets	7,455	(7,455)	—	—	(11,306)	(11,306)
Swaptions - Gross Assets	11,362	(11,362)	—	—	(58)	(58)
Total	$ (2,413,298) $	(18,817) $	(2,432,115) $	3,539,416 $	11,566 $	1,118,867

(1) Included in other assets

	December 31, 2022					
	(dollars in thousands)					
	Gross Amounts of Recognized Assets (Liabilities)	Gross Amounts Offset in the Consolidated Statements of Financial Position	Net Amounts Offset in the Consolidated Statements of Financial Position	Gross Amounts Not Offset with Financial Assets (Liabilities) in the Consolidated Statements of Financial Position		Net Amount
				Financial Instruments	Cash Collateral (Received) Pledged [1]	
Secured financing agreements	$ (3,434,765)	$ —	$ (3,434,765)	$ 4,699,722	$ 33,415	$ 1,298,373
Interest Rate Swaps - Gross Assets	3,716	—	3,716	—	13,179	16,895
Interest Rate Swaps - Gross Liabilities	(14,074)	14,074	—	—	27,678	27,678
Swaptions - Gross Assets	15,077	(14,697)	380	—	—	380
Total	$ (3,430,046)	$ (623)	$ (3,430,669)	$ 4,699,722	$ 74,271	$ 1,343,326

(1) Included in other assets

15. Commitments and Contingencies

From time to time, the Company may become involved in various claims and legal actions arising in the ordinary course of business. In connection with certain securitization transactions engaged in by the Company, it has the obligation under certain circumstances to repurchase assets from the VIE upon breach of certain representations and warranties.

16. Subsequent Events

None.

17. Summarized Quarterly Results (Unaudited)

The following is a presentation of the results of operations for the quarters ended December 31, 2023, September 30, 2023, June 30, 2023 and March 31, 2023.

	For the Quarter Ended			
	December 31, 2023	**September 30, 2023**	**June 30, 2023**	**March 31, 2023**
	(dollars in thousands, except per share data)			
Net Interest Income:				
Interest income	$ 191,204 $	195,591 $	196,859 $	189,250
Interest expense	126,553	132,193	131,181	119,615
Net interest income	64,651	63,398	65,678	69,635
Increase/(decrease) in provision for credit losses	2,330	3,217	2,762	3,062
Other investment gains (losses):				
Net unrealized gains (losses) on derivatives	(15,871)	17	17,994	(8,551)
Realized gains (losses) on terminations of interest rate swaps	—	—	(6,822)	(34,134)
Periodic interest cost of swaps, net	5,296	4,894	4,159	2,819
Net gains (losses) on derivatives	(10,575)	4,911	15,331	(39,866)
Net unrealized gains (losses) on financial instruments at fair value	6,815	(43,988)	6,954	64,592
Net realized gains (losses) on sales of investments	(3,752)	(460)	(21,758)	(5,264)
Gain (loss) on Extinguishment of Debt	(2,473)	—	4,039	2,309
Other Investment Gains	(986)	2,381	(421)	117
Total other expenses	20,805	20,780	31,012	31,095
Net income (loss)	$ 30,542 $	2,170 $	36,024 $	57,366
Dividend on preferred stock	$ 18,438 $	18,438 $	18,438 $	18,438
Net income (loss) available to common shareholders	$ 12,104 $	(16,268) $	17,586 $	38,928
Net income (loss) per common share-basic	$ 0.05 $	(0.07) $	0.08 $	0.17

The following is a presentation of the results of operations for the quarters ended December 31, 2022, September 30, 2022, June 30, 2022 and March 31, 2022.

	For the Quarter Ended			
	December 31, 2022	**September 30, 2022**	**June 30, 2022**	**March 31, 2022**
	(dollars in thousands, except per share data)			
Net Interest Income:				
Interest income	$ 187,286 $	188,303 $	195,357 $	202,175
Interest expense	106,891	83,464	78,467	64,473
Net interest income	80,395	104,839	116,890	137,702
Increase/(decrease) in provision for credit losses	3,834	(1,534)	4,497	240
Other investment gains (losses):				
Net unrealized gains (losses) on derivatives	(10,171)	10,307	(1,618)	—
Realized gains (losses) on terminations of interest rate swaps	(561)	—	—	—
Periodic interest cost of swaps, net	(1,629)	(122)	—	—
Net gains (losses) on derivatives	(12,362)	10,185	(1,618)	—
Net unrealized gains (losses) on financial instruments at fair value	112,026	(239,513)	(239,246)	(370,167)
Net realized gains (losses) on sales of investments	(39,443)	(37,031)	—	—
Gain (loss) on Extinguishment of Debt	—	—	(2,897)	—
Other Investment Gains	(2,383)	(462)	980	—
Total other expenses	37,482	25,693	30,845	30,159
Net income (loss)	$ 97,199 $	(186,145) $	(161,327) $	(262,794)
Dividend on preferred stock	$ 18,483 $	18,438 $	18,438 $	18,408
Net income (loss) available to common shareholders	$ 78,716 $	(204,583) $	(179,765) $	(281,202)
Net income (loss) per common share-basic	$ 0.34 $	(0.88) $	(0.76) $	(1.19)

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHIMERA INVESTMENT CORPORATION

By: /s/ Phillip J. Kardis II

Phillip J. Kardis II
Chief Executive Officer
(Principal Executive Officer of the registrant)

Date: February 29, 2024

By: /s/ Subramaniam Viswanathan

Subramaniam Viswanathan
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer of the registrant)

Date: February 29, 2024

Signatures	Title	Date
/s/ Phillip J. Kardis II Phillip J. Kardis II	Chief Executive Officer, and Director (Principal Executive Officer)	February 29, 2024
/s/ Subramaniam Viswanathan Subramaniam Viswanathan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 29, 2024
/s/ Choudhary Yarlagadda Choudhary Yarlagadda	President, Chief Operating Officer, Co- Chief Investment Officer and Director	February 29, 2024
/s/ Mark Abrams Mark Abrams	Director	February 29, 2024
/s/ Sandra Bell Sandra Bell	Director	February 29, 2024
/s/ Gerard Creagh Gerard Creagh	Director	February 29, 2024
/s/ Kevin Chavers Kevin Chavers	Director	February 29, 2024
/s/ Debra Still Debra Still	Director	February 29, 2024
/s/ Brian Patrick Reilly Brian Patrick Reilly	Director	February 29, 2024
/s/ Susan Mills Susan Mills	Director	February 29, 2024

Exhibit 4.1

DESCRIPTION OF THE REGISTRANT'S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2023, Chimera Investment Corporation had five classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

- our common stock, par value $0.01 per share;
- our 8.00% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock");
- our 8.00% Series B Cumulative Fixed-to-Floating Rate Redeemable Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock");
- our 7.75% Series C Cumulative Fixed-to-Floating Rate Redeemable Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"); and
- our 8.00% Series D Cumulative Fixed-to-Floating Rate Redeemable Preferred Stock, par value $0.01 per share (the "Series D Preferred Stock").

Description of Capital Stock

The following description of the terms of our capital stock is only a summary. This summary is not complete and is qualified by the provisions of our charter and bylaws, which have been filed with the U.S. Securities and Exchange Commission (the "SEC") and incorporated by reference herein, and the Maryland General Corporation Law (the "MGCL").

General

Our charter provides that we may issue up to 600,000,000 shares of stock, consisting of 500,000,000 shares of common stock, par value of $0.01 per share, and 100,000,000 shares of preferred stock, par value of $0.01 per share. Of the preferred stock, 6,210,000 shares have been further classified as Series A Preferred Stock, 13,800,000 shares have been further classified as Series B Preferred Stock, 11,500,000 shares have been further classified as Series C Preferred Stock and 8,510,000 shares have been further classified as Series D Preferred Stock. As of December 31, 2023, 241,360,656 shares of common stock, 5,800,000 shares of Series A Preferred Stock, 13,000,000 shares of Series B Preferred Stock, 10,400,000 shares of Series C Preferred Stock and 8,000,000 shares of Series D Preferred Stock were issued and outstanding. Our board of directors, with the approval of a majority of the entire board and without any action on the part of our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Under the MGCL, our stockholders generally are not personally liable for our debts and obligations solely as a result of their status as stockholders.

Power to Reclassify Shares of Our Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Before issuance of shares of each class or series, our board of directors is required by the MGCL and by our charter to set, subject to our charter restrictions on the transfer and ownership of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the

effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Exhibit 4.1

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power of our board of directors to amend the charter without stockholder approval to increase the total number of authorized shares of our stock or any class or series of our stock, to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as our common stock, will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no intention at the present time of doing so, it could authorize us to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Restrictions on Ownership and Transfer

To qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), for each taxable year beginning after December 31, 2007, our shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, beginning after December 31, 2007, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the second half of any calendar year.

Our charter, subject to certain exceptions, contains restrictions on the number of shares of our capital stock that a person may own. Our charter provides that (subject to certain exceptions described below) no person may own, or be deemed to own by the attribution provisions of the Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of any class or series of our capital stock, excluding any shares of capital stock not treated as outstanding for U.S. federal income tax purposes.

Our charter also prohibits any person from (i) beneficially or constructively owning shares of our capital stock that would result in our being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (ii) transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or who is the intended transferee of shares of our stock which are transferred to the trust (as described below), will be required to give notice immediately to us and provide us with such other information as we may request to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Our board of directors, in its sole discretion, may exempt a person from the foregoing restrictions. The person seeking an exemption must provide to our board of directors such representations, covenants and undertakings as our board of directors may deem appropriate to conclude that granting the exemption will not cause us to lose our status as a REIT. Our board of directors may also require a ruling from the Internal Revenue Service or an opinion of counsel to determine or ensure our status as a REIT.

Any attempted transfer of our securities which, if effective, would result in a violation of the foregoing restrictions will cause the number of securities causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in such securities. The automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in our charter) before the date of the transfer. If, for any reason, the transfer to the trust is ineffective to prevent the violation of the ownership limit, our charter provides that the purported transfer in violation of the restrictions will be void *ab initio*. Shares of our stock held in

Exhibit 4.1

the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any securities held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid before our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to the MGCL, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee before our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that the securities have been transferred to the trust, the trustee will sell the securities to a person designated by the trustee, whose ownership of the securities will not violate the above ownership limitations. Upon such sale, the interest of the charitable beneficiary in the securities sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the securities or, if the proposed transferee did not give value for the securities in connection with the event causing the securities to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the securities on the day of the event causing the securities to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the securities. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, before our discovery that the securities have been transferred to the trust, the securities are sold by the proposed transferee, then (i) the securities shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the securities that exceeds the amount the proposed transferee was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, the securities held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer. We may reduce the amount payable to the proposed transferee, however, by the amount of any dividends or distributions paid to the proposed transferee on the securities and owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the securities. Upon such a sale to us, the interest of the charitable beneficiary in the securities sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

All certificates representing the securities will bear a legend referring to the restrictions described above or will state that we will furnish a full statement about certain transfer restrictions to a stockholder upon request and without charge.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) in value of all classes or series of our stock, including shares of common stock, within 30 days after the end of each taxable year, will be required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our stock which the owner beneficially owns and a description of the manner in which the shares are held. Each owner shall provide to us such additional information as we may request to determine the effect, if any, of the beneficial ownership on our status as a REIT

Exhibit 4.1

and to ensure compliance with the ownership limitations. In addition, each such owner shall upon demand be required to provide to us such information as we may request, in good faith, to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or might otherwise be in the best interests of our stockholders.

Certain Provisions of the MGCL and of Our Charter and Bylaws

We have summarized certain terms and provisions of the Maryland General Corporation Law and our charter and bylaws. This summary is not complete and is qualified by the provisions of our charter and bylaws, and the MGCL.

Classification of Board of Directors, Vacancies and Removal of Directors

Our charter and bylaws provide for a classified board of directors consisting of up to 15 directors. Our charter provides that our directors shall be divided into three classes. The number of directors in each class and the expiration of each class term are as follows:

Class I	3 Directors	Expires 2026
Class II	3 Directors	Expires 2024
Class III	3 Directors	Expires 2025

At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify, and the directors in the other two classes will continue in office. A classified board of directors may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for our common stock or other attributes that our stockholders may consider desirable. In addition, a classified board of directors could prevent stockholders who do not agree with the policies of our board of directors from replacing a majority of the board of directors for two years, except in the event of removal for cause.

Any vacancy on our board of directors may be filled only by a majority of the remaining directors, except as may be provided by the board of directors in setting the terms of any class or series of stock. Any individual so elected director will hold office for the remainder of the full term of the directorship in which the vacancy occurred. Our charter provides that a director may be removed at any time, but only for cause (as defined in our charter) upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. These provisions preclude stockholders from removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Indemnification

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer

Exhibit 4.1

had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate us to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, trustee, member, manager or partner and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of ours in any of the capacities described above and any employee or agent of us or a predecessor of ours.

Limitation of Liability

The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter provides for elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

Maryland Business Combination Act

The MGCL prohibits "business combinations" between a corporation and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange, or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates. The MGCL defines an interested stockholder as:

- any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock; or
- an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding stock of the corporation.

Exhibit 4.1

A person is not an interested stockholder if the board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between a corporation and an interested stockholder generally must be recommended by the board of directors and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of the then outstanding shares of voting stock; and
- two-thirds of the votes entitled to be cast by holders of the voting stock other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or shares held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are approved by the board of directors before the time that the interested stockholder becomes an interested stockholder.

The board of directors has by resolution exempted any business combinations from these provisions of the MGCL and, consequently, the five-year prohibition and the super-majority vote requirements will not apply to any business combinations the board of directors later resolves otherwise.

Maryland Control Share Acquisition Act

Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of the other stockholders. Two-thirds of the shares eligible to vote must vote in favor of granting the "control shares" voting rights. "Control shares" are shares of stock that, taken together with all other shares of stock the acquirer previously acquired, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

- one-tenth or more, but less than one-third, of all voting power;
- one-third or more, but less than a majority, of all voting power; or
- a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), he may compel our board of directors to call a special meeting of stockholders to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any stockholders' meeting.

If voting rights are not approved at a meeting of stockholders, then, subject to certain conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to the absence of voting rights, as of the date of either:

- the last control share acquisition; or
- the meeting where stockholders considered and did not approve voting rights of the control shares.

If voting rights for control shares are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may obtain rights as objecting

Exhibit 4.1

stockholders and, thereunder, exercise appraisal rights. This means that stockholders would be able to force us to redeem the stock for fair value. Under the MGCL, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of dissenters' rights would not apply in the context of a control share acquisition. The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction. The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

Amendment to Charter and Bylaws

Except for charter amendments relating to the (a) removal of directors, (b) the classification of preferred shares, (c) restrictions on ownership and transfer and (d) the vote required to amend the amendment provision (which must be advised by our board and approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter), amendments to our charter must be advised by our board and approved by the affirmative vote of our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our bylaws may be amended by our board or by the affirmative vote of our stockholders entitled to cast two-thirds of all of the votes entitled to be cast on the matter.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, convert, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. As permitted by the MGCL, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. The MGCL also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity owned, directly or indirectly, by the corporation.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of the following five provisions:

- a classified board;
- a two-thirds vote requirement for removing a director;
- a requirement that the number of directors be fixed only by the board of directors;
- a requirement that a vacancy on the board be filled only by a vote of the remaining directors (whether or not they constitute a quorum) for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; or
- a majority requirement for the calling of a special meeting of stockholders.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) require, unless called by the chairman of our board, our chief executive officer, our president or our board of directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting of stockholders, (b) require that the number of directors be fixed only by the board of directors, (c) have a

Exhibit 4.1

classified board and (d) have a two-thirds vote requirement for the removal of director. We have elected in our charter to be subject to the provisions of Subtitle 8 whereby any vacancy on the board is filled only by a vote of the remaining directors (whether or not they constitute a quorum) for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies.

Meetings of Stockholders

Under our bylaws and pursuant to the MGCL, annual meetings of stockholders will be held each year at a date and at the time and place determined by our board. Special meetings of stockholders may be called by our board, the chairman of our board, our president or our chief executive officer. Additionally, subject to the provisions of our bylaws, special meetings of the stockholders to act on any matter must be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting who have requested the special meeting in accordance with the procedures set forth in, and provided the information and certifications required by, our bylaws. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder or stockholders must pay such estimated cost before our secretary may prepare and deliver the notice of the special meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

- with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:
  - o pursuant to our notice of the meeting;
  - o by or at the direction of our board; or
  - o by a stockholder who was a stockholder of record at the record date set by our board for the meeting, at the time of giving of the notice required by our bylaws and at the time of the annual meeting (and any postponement or adjustment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures set forth in, and provided the information and certifications required by, our bylaws; and
- with respect to special meetings of stockholders, only the business specified in our company's notice of meeting may be brought before the special meeting of stockholders, and nominations of individuals for election to our board may be made at a special meeting of stockholders at which directors are to be elected only:
  - o by or at the direction of our board; or
  - o provided that the meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our board for the meeting, at the time of giving of the notice required by our bylaws and at the time of the meeting (and any postponement or adjustment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in, and provided the information and certifications required by, our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board and our stockholders the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board, to inform stockholders and make recommendations regarding the nominations or other proposals. Although our bylaws do not give our board the power to disapprove timely stockholder nominations and proposals, our bylaws may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not

Exhibit 4.1

followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board or to approve its own proposal.

Exclusive Forum

Our bylaws provide that unless we consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any director or officer or other employee of ours to us or our stockholders, (c) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the MGCL or the our charter or our bylaws, or (d) any other action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine.

Exhibit 4.1

Description of Common Stock

The following description of the terms of our common stock is only a summary. This summary is not complete and is qualified by the provisions of our charter and bylaws, which have been filed with the SEC and incorporated by reference herein, and the MGCL.

General

Our charter provides that we may issue up to 500,000,000 shares of common stock, par value of $0.01 per share. As of December 31, 2023, 241,360,656 shares of common stock were issued and outstanding.

All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and non-assessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, appraisal, preferential exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our charter. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Subject to our charter restrictions on the transfer and ownership of our stock and except as may otherwise be specified in the terms of any class or series of common stock, each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol "CIM".

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock is Computershare Trust Company, N.A.

Exhibit 4.1

Description of the Series A Preferred Stock

The following description of certain terms of the Series A Preferred Stock does not purport to be complete and is in all respects subject to, and qualified in its entirety by references to the relevant provisions of our charter, including the articles supplementary designating the terms of the Series A Preferred Stock, our bylaws and Maryland law. In this section, (i) our "Junior Stock" means our common stock and any class or series of stock we may issue in the future that by its terms ranks junior to the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, (ii) our "Parity Stock" means our Series A Preferred Stock, our Series B Preferred Stock, our Series C Preferred Stock, our Series D Preferred Stock and any class or series of stock issued by us that by its terms ranks on parity with the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, and (iii) our "Senior Stock" means any class or series of stock we may issue in the future that by its terms ranks senior to the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up. The term "stock" does not include any convertible or exchangeable debt securities we may issue in the future.

General

Pursuant to our charter, our board of directors and a committee of the board classified and designated 6,210,000 shares of the Series A Preferred Stock, par value of $0.01 per share. As of December 31, 2023, 5,800,000 shares of the Series A Preferred Stock were issued and outstanding.

Our board of directors may, without the approval of holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or our common stock, designate additional series of authorized preferred stock ranking junior to or on parity with the Series A Preferred Stock or designate additional shares of the Series A Preferred Stock and authorize the issuance of such shares.

Listing

Our Series A Preferred Stock is listed on the New York Stock Exchange under the symbol "CIM PRA".

Transfer Agent and Registrar

The registrar, transfer agent and dividend and redemption price disbursing agent in respect of the Series A Preferred Stock is Computershare Trust Company, N.A.

Maturity

The Series A Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption. Shares of the Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them or they become convertible and are converted as described below under "— Conversion Rights." We are not required to set apart for payment the funds to redeem the Series A Preferred Stock.

Ranking

The Series A Preferred Stock ranks, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up:

- senior to all classes or series of our common stock and any other Junior Stock we may issue;
- on a parity with our Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock any Parity Stock, we may issue;
- junior to any Senior Stock we may issue; and

Exhibit 4.1

- effectively junior to all of our existing and future indebtedness (including indebtedness convertible into or exchangeable for our common stock or preferred stock) and the indebtedness of our existing and future subsidiaries.

Dividends

Holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if authorized by our board of directors and declared by us, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.00% of the $25.00 per share liquidation preference per annum (equivalent to $2.00 per annum per share). Dividends on the Series A Preferred Stock will accumulate daily and be cumulative from, and including, the date of original issue and will be payable quarterly in arrears on the 30th day of each December, March, June and September (each, a "dividend payment date"); provided that if any dividend payment date is not a business day, as defined in the articles supplementary designating the Series A Preferred Stock, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day with the same force and effect as if paid on such dividend payment date. No interest, additional dividends or sums in lieu of interest will be payable for the period from and after that dividend payment date to that next succeeding business day. Any dividend payable on the Series A Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear on our stock records at the close of business on the applicable record date, which will be no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by our board of directors (each, a "dividend record date"). The dividends payable on any dividend payment date shall include dividends accumulated to, but not including, such dividend payment date.

No dividends on shares of Series A Preferred Stock may be authorized by our board of directors or paid or set apart for payment by us at any time when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibits the authorization, payment or setting apart for payment thereof or provides that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment is restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accumulate whether or not (i) the terms and provisions of any laws or agreements referred to in the preceding paragraph at any time prohibit the current payment of dividends, (ii) we have earnings, (iii) there are funds legally available for the payment of those dividends and (iv) those dividends are declared. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears, and holders of Series A Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series A Preferred Stock will first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Future dividends on our common stock and preferred stock, including the Series A Preferred Stock, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Code, applicable law, any debt service requirements and any other factors our board of directors deems relevant. Accordingly, we cannot guarantee that we will be able to make cash distributions on the Series A Preferred Stock or what the actual dividends will be for any future period.

Except as noted below, unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods, no dividends (other than in shares of our common stock or other Junior Stock we may issue) may be declared or paid or set apart for payment upon our common stock or other Junior Stock or our Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or other Parity Stock we may issue

Exhibit 4.1

and no other distribution may be declared or made upon our common stock or other Junior Stock or our Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or other Parity Stock we may issue. In addition, our common stock and other Junior Stock or Parity Stock we may issue may not be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such securities) by us (except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for, our common stock or other Junior Stock we may issue or pursuant to an exchange offer made on the same terms to all holders of Series A Preferred Stock and all Parity Stock we may issue). The foregoing will not, however, prevent the redemption, purchase or acquisition by us of shares of any class or series of stock for the purpose of enforcing restrictions on transfer and ownership of our stock contained in our charter, or the redemption, purchase or acquisition by us of shares of our common stock for purposes of and in compliance with any incentive or benefit plan of ours.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any Parity Stock we may issue, all dividends declared upon the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such Parity Stock must be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated dividends per share on the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such Parity Stock (which will not include any accrual in respect of unpaid dividends for prior dividend periods if such Parity Stock do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of Series A Preferred Stock will be entitled to be paid out of the assets we have legally available for distribution to our stockholders, subject to the preferential rights of the holders of any Senior Stock, a liquidation preference of $25.00 per share, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the payment date, before any distribution of assets is made to holders of common stock or other Junior Stock we may issue; and the holders of Series A Preferred Stock will not be entitled to any further payment.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any Parity Stock we may issue, then the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such Parity Stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Notice of any such liquidation stating the payment date or dates when, and the place or places where, the amounts distributable in each circumstance shall be payable, will be given no fewer than 30 days and no more than 60 days prior to the payment date, to each holder of record of Series A Preferred Stock at the address of such holder as it appears on our stock records. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of our remaining assets. The consolidation, conversion or merger of us with or into any other corporation, trust or entity or of any other entity with or into us, the sale, lease, transfer or conveyance of all or substantially all of our property or business or a statutory share exchange, will not be deemed to constitute a liquidation, dissolution or winding up of us (although such events may give rise to the special optional redemption and contingent conversion rights described below).

In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock or otherwise, is permitted under the MGCL with respect to any

Exhibit 4.1

share of any class or series of our stock, amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of Series A Preferred Stock will not be added to our total liabilities.

Redemption

The Series A Preferred Stock is not redeemable by us prior to October 30, 2021, except under circumstances where it is necessary to preserve our qualification as a REIT for U.S. federal income tax purposes (please see "— Restrictions on Transfer and Ownership" below and "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit) and except as described below under "—Special Optional Redemption" upon the occurrence of a Change of Control (as defined herein).

Optional Redemption. On and after October 30, 2021, we may, at our option, upon not less than 30 nor more than 60 days' notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date, without interest.

Special Optional Redemption. Upon the occurrence of a Change of Control (as defined below), we may, at our option, upon not less than 30 nor more than 60 days' notice, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date. If, prior to the Change of Control Conversion Date (as defined below), we have provided notice of our election to redeem some or all of the shares of Series A Preferred Stock (whether pursuant to our optional redemption right described above under "—Optional Redemption" or this special optional redemption right), the holders of Series A Preferred Stock will not have the Change of Control Conversion Right (as defined below) described below under "— Conversion Rights" with respect to the shares called for redemption.

A "Change of Control" is deemed to occur when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

- the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and
- following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE MKT LLC or the Nasdaq Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT LLC or the Nasdaq Stock Market.

Redemption Procedures. In the event we elect to redeem Series A Preferred Stock pursuant to our optional redemption right or our special optional redemption right, the notice of redemption will be given, not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of Series A Preferred Stock called for redemption at such holder's address as it appears on our stock records and will state the following:

- the redemption date;
- the number of shares of Series A Preferred Stock to be redeemed;
- the redemption price;
- the place or places where certificates (if any) for the Series A Preferred Stock are to be surrendered for payment of the redemption price;

Exhibit 4.1

- that dividends on the shares to be redeemed will cease to accumulate on the redemption date;
- if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and
- if such redemption is being made in connection with a Change of Control, that the holders of the shares of Series A Preferred Stock being so called for redemption will not be able to tender such shares of Series A Preferred Stock for conversion in connection with the Change of Control and that each share of Series A Preferred Stock tendered for conversion that is called, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

If less than all of the Series A Preferred Stock held by any holder is to be redeemed, the notice given to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the giving thereof will affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock, except as to the holder to whom notice was defective or not given.

Holders of shares of Series A Preferred Stock to be redeemed must surrender such shares at the place designated in the notice of redemption and will be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender. If notice of redemption of any shares of Series A Preferred Stock has been given and if we have irrevocably set apart for payment the funds necessary for redemption (including any accumulated and unpaid dividends) in trust for the benefit of the holders of the shares of Series A Preferred Stock so called for redemption, then from and after the redemption date (unless we default in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accumulate on those shares of Series A Preferred Stock, those shares of Series A Preferred Stock will no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If any redemption date is not a business day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next business day and no interest, additional dividends or other sums will accumulate on the amount payable for the period from and after that redemption date to that next business day. If less than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares of Series A Preferred Stock to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares) or by lot. If such redemption is to be by lot and if, as a result of such redemption, any holder of Series A Preferred Stock would own, or be deemed by virtue of certain attribution provisions of the Code to own, in excess of 9.8% in value or in number of shares (whichever is more restrictive) of our issued and outstanding stock (which includes the Series A Preferred Stock), or violate any other restriction or limitation of our stock set forth in our charter, then, except as otherwise permitted in our charter, we will redeem the requisite number of shares of Series A Preferred Stock of that holder such that the holder will not own or be deemed by virtue of certain attribution provisions of the Code to own, subsequent to the redemption, in excess of 9.8% in value or in number of shares (whichever is more restrictive) of our issued and outstanding stock or violate any other restriction or limitation of our stock set forth in our charter. See "—Restrictions on Transfer and Ownership" below and "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit.

Immediately prior to any redemption of Series A Preferred Stock, we will pay, in cash, any accumulated and unpaid dividends to, but excluding, the redemption date, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series A Preferred Stock at the close of business on such dividend record date will be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the Series A Preferred Stock to be redeemed.

Exhibit 4.1

Unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no shares of Series A Preferred Stock may be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed, and we may not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for, our common stock or other Junior Stock we may issue or pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Stock); provided, however, that the foregoing will not prevent the redemption, purchase or acquisition by us of shares of Series A Preferred Stock for the purpose of enforcing restrictions on ownership and transfer of our stock contained in our charter.

Subject to applicable law, we may purchase shares of Series A Preferred Stock in the open market, by tender or by privately negotiated transactions. Any shares of Series A Preferred Stock that we acquire, by redemption or otherwise, shall be reclassified as authorized but unissued shares of preferred stock, without designation as to class or series, and may thereafter be issued as any class or series of preferred stock.

Conversion Rights

Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the shares of Series A Preferred Stock held by such holder as described above under "—Redemption," in which case such holder will have the right only with respect to shares of Series A Preferred Stock that are not called for redemption) to convert some or all of the shares of the Series A Preferred Stock held by such holder (the "Change of Control Conversion Right") on the Change of Control Conversion Date into a number of shares of our common stock per share of Series A Preferred Stock (the "Common Stock Conversion Consideration") equal to the lesser of:

- the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date and prior to the corresponding dividend payment date for the Series A Preferred Stock, in which case no additional amount for such accumulated and unpaid dividends to be paid on such dividend payment date will be included in this sum) by (ii) the Common Stock Price, as defined below (such quotient, the "Conversion Rate"); and
- 3.3557, or the "Share Cap," subject to certain adjustments as described below.

Notwithstanding anything in the articles supplementary designating the Series A Preferred Stock to the contrary and except as otherwise required by law, the persons who are the holders of record of shares of Series A Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable on the corresponding dividend payment date notwithstanding the conversion of those shares after such dividend record date and on or prior to such dividend payment date and, in such case, the full amount of such dividend will be paid on such dividend payment date to the persons who were the holders of record at the close of business on such dividend record date. Except as provided above, we will make no allowance for unpaid dividends that are not in arrears on the shares of Series A Preferred Stock to be converted.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our common stock to existing holders of our common stock), subdivisions or combinations (in each case, a "Share Split") with respect to our common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our common stock outstanding immediately after giving effect to such Share Split and the

Exhibit 4.1

denominator of which is the number of shares of our common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed the product of the Share Cap times the aggregate number of shares of the Series A Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent Alternative Conversion Consideration, as applicable) (the "Exchange Cap"). The Exchange Cap is subject to pro rata adjustments for any share splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control pursuant to which our common stock is or will be converted into cash, securities or other property or assets (including any combination thereof) (the "Alternative Form Consideration"), a holder of Series A Preferred Stock will receive upon conversion of such shares of the Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of our common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the "Alternative Conversion Consideration"). The Common Stock Conversion Consideration or the Alternative Conversion Consideration, whichever shall be applicable to a Change of Control, is referred to as the "Conversion Consideration."

If the holders of our common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of our common stock that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding shares of our common stock that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of our common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.

We will not issue fractional shares of our common stock upon the conversion of the Series A Preferred Stock in connection with a Change of Control. Instead, we will make a cash payment equal to the value of such fractional shares based upon the Common Stock Price used in determining the Common Stock Conversion Consideration for such Change of Control.

Within 15 days following the occurrence of a Change of Control, provided that we have not then exercised our right to redeem all shares of Series A Preferred Stock pursuant to the redemption provisions described above, we will provide to holders of Series A Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right, which notice shall be delivered to the holders of record of the shares of Series A Preferred Stock to their addresses as they appear on our stock records. No failure to give such notice or any defect thereto or in the giving thereof will affect the validity of the proceedings for the conversion of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. This notice will state the following:

- the events constituting the Change of Control;
- the date of the Change of Control;
- the last date on which the holders of Series A Preferred Stock may exercise their Change of Control Conversion Right;
- the method and period for calculating the Common Stock Price;
- the Change of Control Conversion Date;
- that if, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem all or any shares of Series A Preferred Stock, holders of Series A Preferred Stock that are

Exhibit 4.1

subject to such notice of redemption will not be able to convert the shares of Series A Preferred Stock called for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right;

- if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series A Preferred Stock;
- the name and address of the paying agent, transfer agent and conversion agent for the Series A Preferred Stock;
- the procedures that the holders of Series A Preferred Stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares of Series A Preferred Stock for conversion through the facilities of a Depositary (as defined below)), including the form of conversion notice to be delivered by such holders as described below; and
- the last date on which holders of Series A Preferred Stock may withdraw shares of Series A Preferred Stock surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal.

Under such circumstances, we also will issue a press release containing such notice for publication on Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post a notice on our website (if any), in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of Series A Preferred Stock.

To exercise the Change of Control Conversion Right, the holders of Series A Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series A Preferred Stock to be converted, duly endorsed for transfer (or, in the case of any shares of Series A Preferred Stock held in book-entry form through a Depositary or shares directly registered with the transfer agent, therefor, to deliver, on or before the close of business on the Change of Control Conversion Date, the shares of Series A Preferred Stock to be converted through the facilities of such Depositary or through such transfer agent, respectively), together with a written conversion notice in the form provided by us, duly completed, to our transfer agent. The conversion notice must state:

- the relevant Change of Control Conversion Date;
- the number of shares of Series A Preferred Stock to be converted; and
- that the shares of the Series A Preferred Stock are to be converted pursuant to the applicable provisions of the articles supplementary designating the Series A Preferred Stock.

The "Change of Control Conversion Date" is the date the Series A Preferred Stock is to be converted, which will be a business day selected by us that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Series A Preferred Stock.

The "Common Stock Price" is (i) if the consideration to be received in the Change of Control by the holders of our common stock is solely cash, the amount of cash consideration per share of our common stock or (ii) if the consideration to be received in the Change of Control by holders of our common stock is other than solely cash (x) the average of the closing sale prices per share of our common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which our common stock is then traded, or (y) if our common stock is not then listed for trading on a U.S. securities exchange, the average of the last quoted bid prices for our common stock in the over-the-counter market as reported by Pink OTC Markets Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred.

Exhibit 4.1

Holders of Series A Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state:

- the number of withdrawn shares of Series A Preferred Stock;
- if certificated shares of Series A Preferred Stock have been surrendered for conversion, the certificate numbers of the withdrawn shares of Series A Preferred Stock; and
- the number of shares of Series A Preferred Stock, if any, which remain subject to the holder's conversion notice.

Notwithstanding the foregoing, if any shares of Series A Preferred Stock are held in book-entry form through The Depository Trust Company ("DTC") or a similar depositary (each, a "Depositary"), the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures, if any, of the applicable Depositary.

Shares of Series A Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided notice of our election to redeem some or all of the shares of Series A Preferred Stock, as described above under "—Redemption," in which case only the shares of Series A Preferred Stock properly surrendered for conversion and not properly withdrawn that are not called for redemption will be converted as aforesaid. If we elect to redeem shares of Series A Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series A Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price described above under "—Redemption—Optional Redemption" or "—Redemption—Special Optional Redemption," as applicable.

We will deliver all securities, cash and any other property owing upon conversion no later than the third business day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any shares of our common stock or other securities delivered on conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.

In connection with the exercise of any Change of Control Conversion Right, we will comply with all applicable federal and state securities laws and stock exchange rules in connection with any conversion of shares of the Series A Preferred Stock into shares of our common stock or other property. Notwithstanding any other provision of the Series A Preferred Stock, no holder of Series A Preferred Stock will be entitled to convert such shares of the Series A Preferred Stock into shares of our common stock to the extent that receipt of such shares of common stock would cause such holder (or any other person) to violate the applicable restrictions on transfer and ownership of our stock contained in our charter, unless we provide an exemption from this limitation to such holder. Please see "—Restrictions on Transfer and Ownership" below and "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit.

The Change of Control conversion feature may make it more difficult for a third party to acquire us or discourage a party from acquiring us.

Except as provided above in connection with a Change of Control, the Series A Preferred Stock is not convertible into or exchangeable for any other securities or property.

Voting Rights

Holders of Series A Preferred Stock do not have any voting rights, except as set forth below.

Exhibit 4.1

Whenever dividends on any shares of Series A Preferred Stock are in arrears for six or more full quarterly dividend periods, whether or not consecutive, the number of directors constituting our board of directors will be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable, including the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock) and the holders of Series A Preferred Stock, voting as a single class with the holders of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and all other classes or series of Parity Stock we may issue and upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of those two additional directors at a special meeting called by us at the request of the holders of record of at least 25% of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and all other classes or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable to be held no later than 90 days after our receipt of such request (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of our stockholders, in which case, such vote will be held at the earlier of the next annual or special meeting of the stockholders to the extent permitted by applicable law), and at each subsequent annual meeting until all dividends accumulated on the Series A Preferred Stock for all past dividend periods and the then current dividend period will have been fully paid. In that case, the right of holders of Series A Preferred Stock to elect any directors will cease and, unless there are other classes or series of our preferred stock upon which like voting rights have been conferred and are exercisable, the term of office of any directors elected by holders of Series A Preferred Stock will immediately terminate and the number of directors constituting the board of directors will be reduced accordingly. For the avoidance of doubt, in no event will the total number of directors elected by holders of Series A Preferred Stock (voting together as a single class with the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and all other classes or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable) pursuant to these voting rights exceed two. The directors elected by the holders of the Series A Preferred Stock and the holders of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable will be elected by a plurality of the votes cast by the holders of the outstanding shares of Series A Preferred Stock when they have the voting rights described in this paragraph, the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other classes or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable (voting together as a single class) to serve until our next annual meeting of stockholders and until their successors are duly elected and qualified or until such directors' right to hold the office terminates as described above, whichever occurs earlier.

On each matter on which holders of Series A Preferred Stock are entitled to vote, each share of Series A Preferred Stock will be entitled to one vote, except that when shares of any other class or series of preferred stock we may issue, including the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, have the right to vote with the Series A Preferred Stock as a single class on any matter, the Series A Preferred Stock, the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accumulated dividends). If, at any time when the voting rights conferred upon the Series A Preferred Stock are exercisable, any vacancy in the office of a director elected by the holders of Series A Preferred Stock, the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable will occur, then such vacancy may be filled only by the remaining such director or by vote of the holders of the outstanding Series A Preferred Stock, the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable.

Any director elected by holders of shares of Series A Preferred Stock, the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any class or series of preferred stock we may issue upon which like voting rights have been conferred and are exercisable may be removed at any time, with or without, cause by the vote of, and may not be removed otherwise than by the vote of, the holders of record of a majority of the

Exhibit 4.1

outstanding shares of Series A Preferred Stock, the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any class or series of preferred stock we may issue when they have the voting rights described above (voting as a single class with all other classes or series of preferred stock we may issue upon which like voting rights have been conferred and are exercisable).

So long as any shares of Series A Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of Series A Preferred Stock, outstanding at the time, voting together as a single class with the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and all other classes or series of Parity Stock we may issue and upon which like voting rights have been conferred and are exercisable, (i) authorize, create, or increase the authorized or issued amount of, any class or series of Senior Stock or reclassify any of our authorized stock into such shares, or create or authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares or (ii) amend, alter or repeal the provisions of our charter, whether by merger, conversion, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock (each, an "Event"); provided, however, with respect to the occurrence of any Event set forth in clause (ii) above, so long as the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged or the holders of Series A Preferred Stock receive shares of stock or other equity interests with rights, preferences, privileges and voting powers substantially the same as those of the Series A Preferred Stock, taking into account that upon the occurrence of an Event we may not be the successor entity, the occurrence of any such Event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of Series A Preferred Stock; and, provided further, that any increase in the amount of the authorized Series A Preferred Stock or the creation or issuance, or any increase in the amounts authorized of any Parity Stock or Junior Stock will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of holders of Series A Preferred Stock. Notwithstanding the foregoing, if any amendment, alteration or repeal of any provision of our charter would materially and adversely affect the rights, preferences, privileges or voting rights of the Series A Preferred Stock disproportionately relative to other classes or series of Parity Stock, then the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock (voting as a separate class) shall also be required.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been irrevocably set apart to effect such redemption.

Except as expressly stated in the articles supplementary designating the Series A Preferred Stock, the Series A Preferred Stock do not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof will not be required for the taking of any corporate action. The holders of Series A Preferred Stock have exclusive voting rights on any amendment to our charter that would alter the contract rights, as expressly set forth in the charter, of only the Series A Preferred Stock.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, we will use our best efforts to (i) transmit through our website at http://www.chimerareit.com (or other permissible means under the Exchange Act) copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required). We will use our best efforts to provide such reports on our website within 15 days after the respective dates by which we would have been required to file such reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act and we were a "non-accelerated filer" within the meaning of the Exchange Act.

Exhibit 4.1

Restrictions on Transfer and Ownership

In order to ensure that we remain qualified as a REIT for U.S. federal income tax purposes, among other purposes, our charter, including the articles supplementary setting forth the terms of the Series A Preferred Stock, provides that generally no person, other than certain excepted holders, may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our stock. These provisions may restrict the ability of a holder of Series A Preferred Stock to convert such stock into our common stock as described above under "— Conversion Rights." Our board of directors may, in its sole discretion, exempt a person from the 9.8% ownership limit under certain circumstances as described under "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit.

Preemptive Rights

No holders of Series A Preferred Stock, as holders of Series A Preferred Stock, have any preemptive rights to purchase or subscribe for our common stock or any of our other securities.

Book-Entry Procedures

DTC acts as securities depositary for the Series A Preferred Stock. We have issued one or more fully registered global securities certificates in the name of DTC's nominee, Cede & Co. These certificates represent the total aggregate number of shares of Series A Preferred Stock. We have deposited these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to holders of the Series A Preferred Stock for the shares of Series A Preferred Stock that are purchased, unless DTC's services are discontinued as described below.

Title to book-entry interests in the Series A Preferred Stock will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC. Each person owning a beneficial interest in shares of the Series A Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series A Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of

Section 17A of the Exchange Act. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, including the underwriters, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When shares of Series A Preferred Stock are purchased within the DTC system, the purchase must be by or through a Direct Participant. The Direct Participant will receive a credit for the Series A Preferred Stock on DTC's records. Holders of the Series A Preferred Stock will be considered to be the "beneficial owner" of the Series A Preferred Stock. Such beneficial ownership interest will be recorded on the Direct and Indirect Participants' records, but DTC will have no knowledge of individual ownership. DTC's records reflect only the identity of the Direct Participants to whose accounts shares of Series A Preferred Stock are credited.

Holders of the Series A Preferred Stock will not receive written confirmation from DTC of the purchase. The Direct or Indirect Participants through whom the Series A Preferred Stock were purchased should send such holders written confirmations providing details of the transactions, as well as periodic statements of the holdings.

Exhibit 4.1

The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC's existing practices, in the event that we request any action of the holders, or an owner of a beneficial interest in a global security, such as a holder of the Series A Preferred Stock, desires to take any action which a holder is entitled to take under our charter (including the articles supplementary designating the Series A Preferred Stock), DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Any redemption notices with respect to the Series A Preferred Stock will be sent to Cede & Co. If less than all of the outstanding shares of Series A Preferred Stock are being redeemed, DTC will reduce each Direct Participant's holdings of shares of Series A Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the shares of Series A Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants whose accounts the shares of Series A Preferred Stock are credited to on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series A Preferred Stock will be made directly to DTC's nominee (or its successor, if applicable). DTC's practice is to credit participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name." These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series A Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series A Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series A Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series A Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Secondary market trading among DTC's Participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System.

Exhibit 4.1

Description of the Series B Preferred Stock

The following description of certain terms of the Series B Preferred Stock does not purport to be complete and is in all respects subject to, and qualified in its entirety by references to the relevant provisions of our charter, including the articles supplementary designating the terms of the Series B Preferred Stock, our bylaws and Maryland law. In this section, (i) our "Junior Stock" means our common stock and any class or series of stock we may issue in the future that by its terms ranks junior to the Series B Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, (ii) our "Parity Stock" means our Series A Preferred Stock, our Series B Preferred Stock, our Series C Preferred Stock, our Series D Preferred Stock and any class or series of stock issued by us that by its terms ranks on parity with the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, and (iii) our "Senior Stock" means any class or series of stock we may issue in the future that by its terms ranks senior to the Series B Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up. The term "stock" does not include any convertible or exchangeable debt securities we may issue in the future.

General

Pursuant to our charter, our board of directors and a committee of the board classified and designated 13,800,000 shares of the Series B Preferred Stock, par value of $0.01 per share. As of December 31, 2023, 13,000,000 shares of the Series B Preferred Stock were issued and outstanding.

Our board of directors may, without the approval of holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or our common stock, designate additional series of authorized preferred stock ranking junior to or on parity with the Series B Preferred Stock or designate additional shares of the Series B Preferred Stock and authorize the issuance of such shares.

Listing

Our Series B Preferred Stock is listed on the New York Stock Exchange under the symbol "CIM PRB".

Transfer Agent and Registrar

The registrar, transfer agent and dividend and redemption price disbursing agent in respect of the Series B Preferred Stock is Computershare Trust Company, N.A.

Maturity

The Series B Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption. Shares of the Series B Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them or they become convertible and are converted as described below under "— Conversion Rights." We are not required to set apart for payment the funds to redeem the Series B Preferred Stock.

Ranking

The Series B Preferred Stock ranks, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up:

- senior to all classes or series of our common stock and any other Junior Stock we may issue;
- on a parity with our Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any Parity Stock we may issue;
- junior to any Senior Stock we may issue; and

Exhibit 4.1

- effectively junior to all of our existing and future indebtedness (including indebtedness convertible into or exchangeable for our common stock or preferred stock) and the indebtedness of our existing and future subsidiaries.

Dividends

Holders of shares of the Series B Preferred Stock are entitled to receive, when, as and if authorized by our board of directors and declared by us, out of funds legally available for the payment of dividends, cumulative cash dividends. The initial dividend rate for the Series B Preferred Stock from and including the date of original issuance to, but not including, March 30, 2024 (the "Fixed Rate Period") will be 8.00% of the $25.00 per share liquidation preference per annum (equivalent to $2.00 per annum per share). On and after March 30, 2024 (the "Floating Rate Period"), dividends on the Series B Preferred Stock will accumulate at a percentage of the $25.00 liquidation preference equal to an annual floating rate of the Three-Month LIBOR Rate plus a spread of 5.791%.

Dividends on the Series B Preferred Stock will accumulate daily and be cumulative from, and including, the date of original issue and will be payable quarterly in arrears on the 30th day of each March, June, September and December (each, a "dividend payment date"); provided that if any dividend payment date is not a business day, as defined in the articles supplementary designating the Series B Preferred Stock, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day with the same force and effect as if paid on such dividend payment date. No interest, additional dividends or sums in lieu of interest will be payable for the period from and after that dividend payment date to that next succeeding business day. Any dividend payable on the Series B Preferred Stock, including dividends payable for any partial Dividend Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear on our stock records at the close of business on the applicable record date, which will be no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by our board of directors (each, a "dividend record date"). The dividends payable on any dividend payment date shall include dividends accumulated to, but not including, such dividend payment date.

For each Dividend Period during the Floating Rate Period, LIBOR (the London interbank offered rate) ("Three-Month LIBOR Rate") will be determined by us, as of the applicable Dividend Determination Date (as defined below), in accordance with the following provisions:

- LIBOR will be the rate (expressed as a percentage per year) for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on "Reuters Page LIBOR01" at approximately 11:00 a.m. (London time) on the relevant Dividend Determination Date; or
- if no such rate appears on "Reuters Page LIBOR01" or if the "Reuters Page LIBOR01" is not available at approximately 11:00 a.m. (London time) on the relevant Dividend Determination Date, then we will select four nationally-recognized banks in the London interbank market and request that the principal London offices of those four selected banks provide us with their offered quotation for deposits in U.S. dollars for a period of three months, commencing on the first day of the applicable Dividend Period, to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on that Dividend Determination Date for the applicable Dividend Period. Offered quotations must be based on a principal amount equal to an amount that, in our discretion, is representative of a single transaction in U.S. dollars in the London interbank market at that time. If at least two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of those quotations. If fewer than two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of the rates quoted at approximately 11:00 a.m. (New York City time) on that Dividend Determination Date for such Dividend Period by three nationally-recognized banks in New York, New York selected by us, for loans in U.S. dollars to nationally-recognized European banks (as selected by us), for a period of three months commencing on the first day of such Dividend Period. The rates quoted must be based on an amount that, in our discretion, is

Exhibit 4.1

representative of a single transaction in U.S. dollars in that market at that time. If fewer than three New York City banks selected by us do not quote rates in the manner described above, the Three-Month LIBOR Rate for the applicable Dividend Period will be the same as for the immediately preceding Dividend Period, or, if there was no such Dividend Period, the dividend shall be calculated at the dividend rate in effect for the immediately preceding Dividend Period.

"Dividend Determination Date" means the London Business Day (as defined below) immediately preceding the first date of the applicable Dividend Period.

"Dividend Period" means the period from, and including, a dividend payment date to, but excluding, the next succeeding dividend payment date, except for the initial Dividend Period, which will be the period from, and including, the original issue date of the Series B Preferred Stock to, but excluding, June 30, 2017.

"London Business Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

"Reuters Page LIBOR01" means the display so designated on the Reuters 3000 Xtra (or such other page as may replace the LIBOR01 page on that service, or such other service as may be nominated by the ICE Benchmark Administration Limited, or ICE, or its successor, or such other entity assuming the responsibility of ICE or its successor in the event ICE or its successor no longer does so, as the successor service, for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

No dividends on shares of Series B Preferred Stock may be authorized by our board of directors or paid or set apart for payment by us at any time when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment is restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series B Preferred Stock will accumulate whether or not (i) the terms and provisions of any laws or agreements referred to in the preceding paragraph at any time prohibit the current payment of dividends, (ii) we have earnings, (iii) there are funds legally available for the payment of those dividends and (iv) those dividends are declared. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series B Preferred Stock which may be in arrears, and holders of Series B Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series B Preferred Stock will first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Future dividends on our common stock and preferred stock, including the Series B Preferred Stock, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Code, applicable law, any debt service requirements and any other factors our board of directors deems relevant. Accordingly, we cannot guarantee that we will be able to make cash distributions on the Series B Preferred Stock or what the actual dividends will be for any future period.

Except as noted below, unless full cumulative dividends on the Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past Dividend Periods, no dividends (other than in shares of our common stock or other Junior Stock we may issue) may be declared or paid or set apart for payment upon our common stock or other Junior Stock or our Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or other Parity Stock we may issue and no other distribution may be declared or made upon our common stock or other Junior Stock or our Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or other Parity Stock we may issue. In addition, our common stock and other Junior Stock or Parity Stock we may issue may not be redeemed, purchased

Exhibit 4.1

or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such securities) by us (except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for, our common stock or other Junior Stock we may issue or pursuant to an exchange offer made on the same terms to all holders of Series B Preferred Stock and all Parity Stock). The foregoing will not, however, prevent the redemption, purchase or acquisition by us of shares of any class or series of stock for the purpose of enforcing restrictions on transfer and ownership of our stock contained in our charter, or the redemption, purchase or acquisition by us of shares of our common stock for purposes of and in compliance with any incentive or benefit plan of ours.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other Parity Stock we may issue, all dividends declared upon the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such other Parity Stock must be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such other Parity Stock will in all cases bear to each other the same ratio that accumulated dividends per share on the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such Parity Stock (which will not include any accrual in respect of unpaid dividends for prior Dividend Periods if such other Parity Stock do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series B Preferred Stock which may be in arrears.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of Series B Preferred Stock will be entitled to be paid out of the assets we have legally available for distribution to our stockholders, subject to the preferential rights of the holders of any Senior Stock, a liquidation preference of $25.00 per share, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the payment date, before any distribution of assets is made to holders of common stock or other Junior Stock we may issue; and the holders of Series B Preferred Stock will not be entitled to any further payment.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other Parity Stock we may issue, then the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such other Parity Stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Notice of any such liquidation stating the payment date or dates when, and the place or places where, the amounts distributable in each circumstance shall be payable, will be given no fewer than 30 days and no more than 60 days prior to the payment date, to each holder of record of Series B Preferred Stock at the address of such holder as it appears on our stock records. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Stock will have no right or claim to any of our remaining assets. The consolidation, conversion or merger of us with or into any other corporation, trust or entity or of any other entity with or into us, the sale, lease, transfer or conveyance of all or substantially all of our   property or business or a statutory share exchange, will not be deemed to constitute a liquidation, dissolution or winding up of us (although such events may give rise to the special optional redemption and contingent conversion rights described below).

In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock or otherwise, is permitted under the MGCL with respect to any share of any class or series of our stock, amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of Series B Preferred Stock will not be added to our total liabilities.

Exhibit 4.1

Redemption

The Series B Preferred Stock is not redeemable by us prior to March 30, 2024, except under circumstances where it is necessary to preserve our qualification as a REIT for U.S. federal income tax purposes (please see "— Restrictions on Transfer and Ownership" below and "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit) and except as described below under "— Special Optional Redemption" upon the occurrence of a Change of Control (as defined herein).

Optional Redemption. On and after March 30, 2024, we may, at our option, upon not less than 30 nor more than 60 days' notice, redeem the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date, without interest.

Special Optional Redemption. Upon the occurrence of a Change of Control, we may, at our option, upon not less than 30 nor more than 60 days' notice, redeem the Series B Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date. If, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the shares of Series B Preferred Stock (whether pursuant to our optional redemption right described above under "— Optional Redemption" or this special optional redemption right), the holders of Series B Preferred Stock will not have the Change of Control Conversion Right (as defined below) described below under "— Conversion Rights" with respect to the shares called for redemption.

A "Change of Control" is deemed to occur when, after the original issuance of the Series B Preferred Stock, the following have occurred and are continuing:

- the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and
- following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE MKT LLC or the Nasdaq Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT LLC or the Nasdaq Stock Market.

Redemption Procedures. In the event we elect to redeem Series B Preferred Stock pursuant to our optional redemption right or our special optional redemption right, the notice of redemption will be given, not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of Series B Preferred Stock called for redemption at such holder's address as it appears on our stock records and will state the following:

- the redemption date;
- the number of shares of Series B Preferred Stock to be redeemed;
- the redemption price;
- the place or places where certificates (if any) for the Series B Preferred Stock are to be surrendered for payment of the redemption price;
- that dividends on the shares to be redeemed will cease to accumulate on the redemption date;
- if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and

Exhibit 4.1

- if such redemption is being made in connection with a Change of Control, that the holders of the shares of Series B Preferred Stock being so called for redemption will not be able to tender such shares of Series B Preferred Stock for conversion in connection with the Change of Control and that each share of Series B Preferred Stock tendered for conversion that is called, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

If less than all of the Series B Preferred Stock held by any holder is to be redeemed, the notice given to such holder shall also specify the number of shares of Series B Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the giving thereof will affect the validity of the proceedings for the redemption of any shares of Series B Preferred Stock, except as to the holder to whom notice was defective or not given.

Holders of shares of Series B Preferred Stock to be redeemed must surrender such shares at the place designated in the notice of redemption and will be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender. If notice of redemption of any shares of Series B Preferred Stock has been given and if we have irrevocably set apart for payment the funds necessary for redemption (including any accumulated and unpaid dividends) in trust for the benefit of the holders of the shares of Series B Preferred Stock so called for redemption, then from and after the redemption date (unless we default in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accumulate on those shares of Series B Preferred Stock, those shares of Series B Preferred Stock will no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If any redemption date is not a business day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next business day and no interest, additional dividends or other sums will accumulate on the amount payable for the period from and after that redemption date to that next business day. If less than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the shares of Series B Preferred Stock to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares) or by lot. If such redemption is to be by lot and if, as a result of such redemption, any holder of Series B Preferred Stock would own, or be deemed by virtue of certain attribution provisions of the Code to own, in excess of 9.8% in value or in number of shares (whichever is more restrictive) of any class or series of our stock (including the Series B Preferred Stock), or violate any other restriction or limitation of our stock set forth in our charter, then, except as otherwise permitted in our charter, we will redeem the requisite number of shares of Series B Preferred Stock of that holder such that the holder will not own or be deemed by virtue of certain attribution provisions of the Code to own, subsequent to the redemption, in excess of 9.8% in value or in number of shares (whichever is more restrictive) of any class or series of our stock or violate any other restriction or limitation of our stock set forth in our charter. See "—Restrictions on Transfer and Ownership" below and "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit.

Immediately prior to any redemption of Series B Preferred Stock, we will pay, in cash, any accumulated and unpaid dividends to, but excluding, the redemption date, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series B Preferred Stock at the close of business on such dividend record date will be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the Series B Preferred Stock to be redeemed.

Unless full cumulative dividends on all shares of Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past Dividend Periods, no shares of Series B Preferred Stock may be redeemed unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed, and we may not purchase or otherwise

Exhibit 4.1

acquire directly or indirectly any shares of Series B Preferred Stock (except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for, our common stock or other Junior Stock we may issue or pursuant to a purchase or exchange offer made on the same terms to all holders of Series B Preferred Stock and all Parity Stock); provided, however, that the foregoing will not prevent the redemption, purchase or acquisition by us of shares of Series B Preferred Stock for the purpose of enforcing restrictions on ownership and transfer of our stock contained in our charter.

Subject to applicable law, we may purchase shares of Series B Preferred Stock in the open market, by tender or by privately negotiated transactions. Any shares of Series B Preferred Stock that we acquire, by redemption or otherwise, shall be reclassified as authorized but unissued shares of preferred stock, without designation as to class or series, and may thereafter be issued as any class or series of preferred stock.

Conversion Rights

Upon the occurrence of a Change of Control, each holder of Series B Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the shares of Series B Preferred Stock held by such holder as described above under "— Redemption," in which case such holder will have the right only with respect to shares of Series B Preferred Stock that are not called for redemption) to convert some or all of the shares of the Series B Preferred Stock held by such holder (the "Change of Control Conversion Right") on the Change of Control Conversion Date into a number of shares of our common stock per share of Series B Preferred Stock (the "Common Stock Conversion Consideration") equal to the lesser of:

- the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series B Preferred Stock, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date and prior to the corresponding dividend payment date for the Series B Preferred Stock, in which case no additional amount for such accumulated and unpaid dividends to be paid on such dividend payment date will be included in this sum) by (ii) the Common Stock Price, as defined below (such quotient, the "Conversion Rate"); and
- 2.65111, or the "Share Cap," subject to certain adjustments as described below.

Notwithstanding anything in the articles supplementary designating the Series B Preferred Stock to the contrary and except as otherwise required by law, the persons who are the holders of record of shares of Series B Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable on the corresponding dividend payment date notwithstanding the conversion of those shares after such dividend record date and on or prior to such dividend payment date and, in such case, the full amount of such dividend will be paid on such dividend payment date to the persons who were the holders of record at the close of business on such dividend record date. Except as provided above, we will make no allowance for unpaid dividends that are not in arrears on the shares of Series B Preferred Stock to be converted.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our common stock to existing holders of our common stock), subdivisions or combinations (in each case, a "Share Split") with respect to our common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our common stock outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed the product

Exhibit 4.1

of the Share Cap times the aggregate number of shares of the Series B Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent Alternative Conversion Consideration, as applicable) (the "Exchange Cap"). The Exchange Cap is subject to pro rata adjustments for any share splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control pursuant to which our common stock is or will be converted into cash, securities or other property or assets (including any combination thereof) (the "Alternative Form Consideration"), a holder of Series B Preferred Stock will receive upon conversion of such shares of the Series B Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of our common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the "Alternative Conversion Consideration"). The Common Stock Conversion Consideration or the Alternative Conversion Consideration, whichever shall be applicable to a Change of Control, is referred to as the "Conversion Consideration."

If the holders of our common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of our common stock that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding shares of our common stock that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of our common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.

We will not issue fractional shares of our common stock upon the conversion of the Series B Preferred Stock in connection with a Change of Control. Instead, we will make a cash payment equal to the value of such fractional shares based upon the Common Stock Price used in determining the Common Stock Conversion Consideration for such Change of Control.

Within 15 days following the occurrence of a Change of Control, provided that we have not then exercised our right to redeem all shares of Series B Preferred Stock pursuant to the redemption provisions described above, we will provide to holders of Series B Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right, which notice shall be delivered to the holders of record of the shares of Series B Preferred Stock to their addresses as they appear on our stock records. No failure to give such notice or any defect thereto or in the giving thereof will affect the validity of the proceedings for the conversion of any shares of Series B Preferred Stock except as to the holder to whom notice was defective or not given. This notice will state the following:

- the events constituting the Change of Control;
- the date of the Change of Control;
- the last date on which the holders of Series B Preferred Stock may exercise their Change of Control Conversion Right;
- the method and period for calculating the Common Stock Price;
- the Change of Control Conversion Date;
- that if, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem all or any shares of Series B Preferred Stock, holders of Series B Preferred Stock that are subject to such notice of redemption will not be able to convert the shares of Series B Preferred Stock called for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right;
- if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series B Preferred Stock;

Exhibit 4.1

- the name and address of the paying agent, transfer agent and conversion agent for the Series B Preferred Stock;
- the procedures that the holders of Series B Preferred Stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares of Series B Preferred Stock for conversion through the facilities of a Depositary (as defined below)), including the form of conversion notice to be delivered by such holders as described below; and
- the last date on which holders of Series B Preferred Stock may withdraw shares of Series B Preferred Stock surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal.

Under such circumstances, we also will issue a press release containing such notice for publication on Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post a notice on our website (if any), in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of Series B Preferred Stock.

To exercise the Change of Control Conversion Right, the holders of Series B Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series B Preferred Stock to be converted, duly endorsed for transfer (or, in the case of any shares of Series B Preferred Stock held in book-entry form through a Depositary or shares directly registered with the transfer agent, therefor, to deliver, on or before the close of business on the Change of Control Conversion Date, the shares of Series B Preferred Stock to be converted through the facilities of such Depositary or through such transfer agent, respectively), together with a written conversion notice in the form provided by us, duly completed, to our transfer agent. The conversion notice must state:

- the relevant Change of Control Conversion Date;
- the number of shares of Series B Preferred Stock to be converted; and
- that the shares of the Series B Preferred Stock are to be converted pursuant to the applicable provisions of the articles supplementary designating the Series B Preferred Stock.

The "Change of Control Conversion Date" is the date the Series B Preferred Stock is to be converted, which will be a business day selected by us that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Series B Preferred Stock.

The "Common Stock Price" is (i) if the consideration to be received in the Change of Control by the holders of our common stock is solely cash, the amount of cash consideration per share of our common stock or (ii) if the consideration to be received in the Change of Control by holders of our common stock is other than solely cash (x) the average of the closing sale prices per share of our common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which our common stock is then traded, or (y) if our common stock is not then listed for trading on a U.S. securities exchange, the average of the last quoted bid prices for our common stock in the over-the-counter market as reported by Pink OTC Markets Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred.

Holders of Series B Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state:

- the number of withdrawn shares of Series B Preferred Stock;

Exhibit 4.1

- if certificated shares of Series B Preferred Stock have been surrendered for conversion, the certificate numbers of the withdrawn shares of Series B Preferred Stock; and

- the number of shares of Series B Preferred Stock, if any, which remain subject to the holder's conversion notice.

Notwithstanding the foregoing, if any shares of Series B Preferred Stock are held in book-entry form through The Depository Trust Company ("DTC") or a similar depositary (each, a "Depositary"), the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures, if any, of the applicable Depositary.

Shares of Series B Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided notice of our election to redeem some or all of the shares of Series B Preferred Stock, as described above under "—Redemption," in which case only the shares of Series B Preferred Stock properly surrendered for conversion and not properly withdrawn that are not called for redemption will be converted as aforesaid. If we elect to redeem shares of Series B Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series B Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price described above under "— Redemption—Optional Redemption" or "— Redemption—Special Optional Redemption," as applicable.

We will deliver all securities, cash and any other property owing upon conversion no later than the third business day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any shares of our common stock or other securities delivered on conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.

In connection with the exercise of any Change of Control Conversion Right, we will comply with all applicable federal and state securities laws and stock exchange rules in connection with any conversion of shares of the Series B Preferred Stock into shares of our common stock or other property. Notwithstanding any other provision of the Series B Preferred Stock, no holder of Series B Preferred Stock will be entitled to convert such shares of the Series B Preferred Stock into shares of our common stock to the extent that receipt of such shares of common stock would cause such holder (or any other person) to violate the applicable restrictions on transfer and ownership of our stock contained in our charter, unless we provide an exemption from this limitation to such holder. Please see "—Restrictions on Transfer and Ownership" below and "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit.

The Change of Control conversion feature may make it more difficult for a third party to acquire us or discourage a party from acquiring us.

Except as provided above in connection with a Change of Control, the Series B Preferred Stock is not convertible into or exchangeable for any other securities or property.

Voting Rights

Holders of Series B Preferred Stock do not have any voting rights, except as set forth below.

Whenever dividends on any shares of Series B Preferred Stock are in arrears for six or more full quarterly Dividend Periods, whether or not consecutive, the number of directors constituting our board of directors will be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable, including the Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock) and holders of Series B Preferred Stock, voting as a single class with holders of the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and all other classes or series of Parity Stock upon which like voting

Exhibit 4.1

rights have been conferred and are exercisable, will be entitled to vote for the election of those two additional directors at a special meeting called by us at the request of the holders of record of at least 25% of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and all other classes or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable to be held no later than 90 days after our receipt of such request (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of our stockholders, in which case, such vote will be held at the earlier of the next annual or special meeting of the stockholders to the extent permitted by applicable law), and at each subsequent annual meeting until all dividends accumulated on the Series B Preferred Stock for all past Dividend Periods and the then current Dividend Period will have been fully paid. In that case, the right of holders of Series B Preferred Stock to elect any directors will cease and, unless there are other classes or series of our preferred stock upon which like voting rights have been conferred and are exercisable, the term of office of any directors elected by holders of Series B Preferred Stock will immediately terminate and the number of directors constituting the board of directors will be reduced accordingly. For the avoidance of doubt, in no event will the total number of directors elected by holders of Series B Preferred Stock (voting together as a single class with the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and all other classes or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable) pursuant to these voting rights exceed two. The directors elected by the holders of the Series B Preferred Stock and the holders of the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable will be elected by a plurality of the votes cast by the holders of the outstanding shares of Series B Preferred Stock when they have the voting rights described in this paragraph, the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other classes or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable (voting together as a single class) to serve until our next annual meeting of stockholders and until their successors are duly elected and qualified or until such directors' right to hold the office terminates as described above, whichever occurs earlier.

On each matter on which holders of Series B Preferred Stock are entitled to vote, each share of Series B Preferred Stock will be entitled to one vote, except that when shares of any other class or series of preferred stock we may issue, including the Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, have the right to vote with the Series B Preferred Stock as a single class on any matter, the Series B Preferred Stock, the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and each such other class or series of stock will have one vote for each $25.00 of liquidation preference (excluding accumulated dividends). If, at any time when the voting rights conferred upon the Series B Preferred Stock are exercisable, any vacancy in the office of a director elected by the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable will occur, then such vacancy may be filled only by the remaining such director or by vote of the holders of the outstanding Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable.

Any director elected by holders of shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any class or series of preferred stock we may issue upon which like voting rights have been conferred and are exercisable may be removed at any time, with or without cause, by the vote of, and may not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any class or series of preferred stock we may issue when they have the voting rights described above (voting as a single class with all other classes or series of preferred stock we may issue upon which like voting rights have been conferred and are exercisable).

So long as any shares of Series B Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of Series B Preferred Stock outstanding at the time,

Exhibit 4.1

voting together as a single class with the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and all other classes or series of Parity Stock we may issue and upon which like voting rights have been conferred and are exercisable, (i) authorize, create, or increase the authorized or issued amount of, any class or series of Senior Stock or reclassify any of our authorized stock into such shares, or create or authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares or (ii) amend, alter or repeal the provisions of our charter, whether by merger, conversion, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock (each, an "Event"); provided, however, with respect to the occurrence of any Event set forth in clause (ii) above, so long as the Series B Preferred Stock remains outstanding with the terms thereof materially unchanged or the holders of Series B Preferred Stock receive shares of stock or other equity interests with rights, preferences, privileges and voting powers substantially the same as those of the Series B Preferred Stock, taking into account that upon the occurrence of an Event we may not be the successor entity, the occurrence of any such Event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of Series B Preferred Stock; and, provided further, that any increase in the amount of the authorized or issued Series B Preferred Stock or the creation or issuance, or any increase in the amounts authorized of any Parity Stock or Junior Stock will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of holders of Series B Preferred Stock. Notwithstanding the foregoing, if any amendment, alteration or repeal of any provision of our charter would materially and adversely affect the rights, preferences, privileges or voting rights of the Series B Preferred Stock disproportionately relative to other classes or series of Parity Stock, then the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock (voting as a separate class) shall also be required.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been irrevocably set apart to effect such redemption.

Except as expressly stated in the articles supplementary designating the Series B Preferred Stock, the Series B Preferred Stock do not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof will not be required for the taking of any corporate action. The holders of Series B Preferred Stock have exclusive voting rights on any amendment to our charter that would alter the contract rights, as expressly set forth in the charter, of only the Series B Preferred Stock.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series B Preferred Stock are outstanding, we will use our best efforts to (i) transmit through our website at http://www.chimerareit.com (or other permissible means under the Exchange Act) copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required). We will use our best efforts to provide such reports on our website within 15 days after the respective dates by which we would have been required to file such reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act and we were a "non-accelerated filer" within the meaning of the Exchange Act.

Restrictions on Transfer and Ownership

In order to ensure that we remain qualified as a REIT for U.S. federal income tax purposes, among other purposes, our charter, including the articles supplementary setting forth the terms of the Series B Preferred Stock, provides that generally no person, other than certain excepted holders, may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our stock. These provisions may restrict the ability of a holder of Series B Preferred Stock to convert such stock into our common stock as described above under "—

Exhibit 4.1

Conversion Rights." Our board of directors may, in its sole discretion, exempt a person from the 9.8% ownership limit under certain circumstances as described under "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit.

Preemptive Rights

No holders of Series B Preferred Stock, as holders of Series B Preferred Stock, have any preemptive rights to purchase or subscribe for our common stock or any of our other securities.

Book-Entry Procedures

DTC acts as securities depositary for the Series B Preferred Stock. We have issued one or more fully registered global securities certificates in the name of DTC's nominee, Cede & Co. These certificates represent the total aggregate number of shares of Series B Preferred Stock. We have deposited these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to holders of the Series B Preferred Stock for the shares of Series B Preferred Stock that are purchased, unless DTC's services are discontinued as described below.

Title to book-entry interests in the Series B Preferred Stock will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC. Each person owning a beneficial interest in shares of the Series B Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series B Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, including the underwriters, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When shares of Series B Preferred Stock are purchased within the DTC system, the purchase must be by or through a Direct Participant. The Direct Participant will receive a credit for the Series B Preferred Stock on DTC's records. Holders of the Series B Preferred Stock will be considered to be the "beneficial owner" of the Series B Preferred Stock. Such beneficial ownership interest will be recorded on the Direct and Indirect Participants' records, but DTC will have no knowledge of individual ownership. DTC's records reflect only the identity of the Direct Participants to whose accounts shares of Series B Preferred Stock are credited.

Holders of the Series B Preferred Stock will not receive written confirmation from DTC of the purchase. The Direct or Indirect Participants through whom the Series B Preferred Stock were purchased should send such holders written confirmations providing details of the transactions, as well as periodic statements of the holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

Exhibit 4.1

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC's existing practices, in the event that we request any action of the holders, or an owner of a beneficial interest in a global security, such as a holder of the Series B Preferred Stock, desires to take any action which a holder is entitled to take under our charter (including the articles supplementary designating the Series B Preferred Stock), DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Any redemption notices with respect to the Series B Preferred Stock will be sent to Cede & Co. If less than all of the outstanding shares of Series B Preferred Stock are being redeemed, DTC will reduce each Direct Participant's holdings of shares of Series B Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the shares of Series B Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants whose accounts the shares of Series B Preferred Stock are credited to on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series B Preferred Stock will be made directly to DTC's nominee (or its successor, if applicable). DTC's practice is to credit participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name." These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series B Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series B Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series B Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series B Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Secondary market trading among DTC's Participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System.

Exhibit 4.1

Description of the Series C Preferred Stock

The following description of certain terms of the Series C Preferred Stock does not purport to be complete and is in all respects subject to, and qualified in its entirety by references to the relevant provisions of our charter, including the articles supplementary designating the terms of the Series C Preferred Stock, our bylaws and Maryland law. In this section, (i) our "Junior Stock" means our common stock and any class or series of stock we may issue in the future that by its terms ranks junior to the Series C Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, (ii) our "Parity Stock" means our Series A Preferred Stock, our Series B Preferred Stock, our Series C Preferred Stock, our Series D Preferred Stock and any class or series of stock issued by us that by its terms ranks on parity with the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, and (iii) our "Senior Stock" means any class or series of stock we may issue in the future that by its terms ranks senior to the Series C Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up. The term "stock" does not include any convertible or exchangeable debt securities we may issue in the future.

General

Pursuant to our charter, our board of directors and a committee of the board classified and designated 11,500,000 shares of the Series C Preferred Stock, par value of $0.01 per share. As of December 31, 2023, 10,400,000 shares of the Series C Preferred Stock were issued and outstanding.

Our board of directors may, without the approval of holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or our common stock, designate additional series of authorized preferred stock ranking junior to or on parity with the Series C Preferred Stock or designate additional shares of the Series C Preferred Stock and authorize the issuance of such shares.

Listing

Our Series C Preferred Stock is listed on the New York Stock Exchange under the symbol "CIM PRC".

Transfer Agent and Registrar

The registrar, transfer agent and dividend and redemption price disbursing agent in respect of the Series C Preferred Stock is Computershare Trust Company, N.A.

Maturity

The Series C Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption. Shares of the Series C Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them or they become convertible and are converted as described below under "— Conversion Rights." We are not required to set apart for payment the funds to redeem the Series C Preferred Stock.

Ranking

The Series C Preferred Stock ranks, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up:

- senior to all classes or series of our common stock and any other Junior Stock we may issue;
- on a parity with our Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock and any Parity Stock we may issue;
- junior to any Senior Stock we may issue; and

Exhibit 4.1

- effectively junior to all of our existing and future indebtedness (including indebtedness convertible into or exchangeable for our common stock or preferred stock) and the indebtedness of our existing and future subsidiaries.

Dividends

Holders of shares of the Series C Preferred Stock are entitled to receive, when, as and if authorized by our board of directors and declared by us, out of funds legally available for the payment of dividends, cumulative cash dividends. The initial dividend rate for the Series C Preferred Stock from and including the date of original issuance to, but not including, September 30, 2025 (the "Fixed Rate Period") will be 7.75% of the $25.00 per share liquidation preference per annum (equivalent to $1.9375 per annum per share). On and after September 30, 2025 (the "Floating Rate Period"), dividends on the Series C Preferred Stock will accumulate at a percentage of the $25.00 liquidation preference equal to an annual floating rate of the Three-Month LIBOR Rate plus a spread of 4.743%.

Dividends on the Series C Preferred Stock will accumulate daily and be cumulative from, and including, the date of original issue and will be payable quarterly in arrears on the 30th day of each March, June, September and December (each, as may be modified as provided below, a "dividend payment date"). If any dividend payment date is not a business day, as defined in the articles supplementary designating the Series C Preferred Stock, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day with the same force and effect as if paid on such dividend payment date, and no interest, additional dividends or sums in lieu of interest will be payable for the period from and after that dividend payment date to that next succeeding business day. Dividends payable on the Series C Preferred Stock for the Fixed Rate Period, including dividends payable for any partial Dividend Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series C Preferred Stock for the Floating Rate Period, including dividends payable for any partial Dividend Period, will be computed based on the actual number of days in a Dividend Period and a 360-day year. Dividends will be payable to holders of record as they appear on our stock records at the close of business on the applicable record date, which will be no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by our board of directors (each, a "dividend record date"). The dividends payable on any dividend payment date shall include dividends accumulated to, but not including, such dividend payment date.

For each Dividend Period during the Floating Rate Period, LIBOR (the London interbank offered rate) ("Three-Month LIBOR Rate") will be determined by us, as of the applicable Dividend Determination Date (as defined below), in accordance with the following provisions:

- LIBOR will be the rate (expressed as a percentage per year) for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on "Reuters Page LIBOR01" at approximately 11:00 a.m. (London time) on the relevant Dividend Determination Date; or
- if no such rate appears on "Reuters Page LIBOR01" or if the "Reuters Page LIBOR01" is not available at approximately 11:00 a.m. (London time) on the relevant Dividend Determination Date, then we will select four nationally-recognized banks in the London interbank market and request that the principal London offices of those four selected banks provide us with their offered quotation for deposits in U.S. dollars for a period of three months, commencing on the first day of the applicable Dividend Period, to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on that Dividend Determination Date for the applicable Dividend Period. Offered quotations must be based on a principal amount equal to an amount that, in our discretion, is representative of a single transaction in U.S. dollars in the London interbank market at that time. If at least two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of those quotations. If fewer than two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of the rates quoted at approximately 11:00 a.m. (New York

Exhibit 4.1

City time) on that Dividend Determination Date for such Dividend Period by three nationally-recognized banks in New York, New York selected by us, for loans in U.S. dollars to nationally-recognized European banks (as selected by us), for a period of three months commencing on the first day of such Dividend Period. The rates quoted must be based on an amount that, in our discretion, is representative of a single transaction in U.S. dollars in that market at that time. If no quotation is provided as described above, then if a Calculation Agent (as defined below) has not been appointed at such time, we will appoint a Calculation Agent who shall, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate LIBOR or any of the foregoing lending rates, shall determine LIBOR for the second London Business Day immediately preceding the first day of such distribution period in its sole discretion. If the Calculation Agent is unable or unwilling to determine LIBOR as provided in the immediately preceding sentence, then LIBOR will be equal to Three-Month LIBOR for the then current Dividend Period, or, in the case of the first Dividend Period in the Floating Rate Period, the most recent dividend rate that would have been determined based on the last available Reuters Page LIBOR01 had the Floating Rate Period been applicable prior to the first Dividend Period in the Floating Rate Period.

Notwithstanding the foregoing, if we determine on the relevant Dividend Determination Date that the LIBOR base rate has been discontinued, then we will appoint a Calculation Agent and the Calculation Agent will consult with an investment bank of national standing to determine whether there is an industry accepted substitute or successor base rate to Three-Month LIBOR Rate. If, after such consultation, the Calculation Agent determines that there is an industry accepted substitute or successor base rate, the Calculation Agent shall use such substitute or successor base rate. In such case, the Calculation Agent in its sole discretion may (without implying a corresponding obligation to do so) also implement changes to the business day convention, the definition of business day, the Dividend Determination Date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant Business Day, in a manner that is consistent with industry accepted practices for such substitute or successor base rate. Unless the Calculation Agent determines that there is an industry accepted substitute or successor base rate as so provided above, the Calculation Agent will, in consultation with us, follow the steps specified in the second bullet point in the immediately preceding paragraph in order to determine Three-Month LIBOR Rate for the applicable Dividend Period.

"Calculation Agent" shall mean a third party independent financial institution of national standing with experience providing such services, which has been selected by us.

"Dividend Determination Date" means the London Business Day (as defined below) immediately preceding the first date of the applicable Dividend Period.

"Dividend Period" means the period from, and including, a dividend payment date to, but excluding, the next succeeding dividend payment date, except for the initial Dividend Period, which will be the period from, and including, the original issue date of the Series C Preferred Stock to, but excluding, December 30, 2018.

"London Business Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

"Reuters Page LIBOR01" means the display so designated on the Reuters 3000 Xtra (or such other page as may replace the LIBOR01 page on that service, or such other service as may be nominated by the ICE Benchmark Administration Limited, or ICE, or its successor, or such other entity assuming the responsibility of ICE or its successor in the event ICE or its successor no longer does so, as the successor service, for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

No dividends on shares of Series C Preferred Stock may be authorized by our board of directors or paid or set apart for payment by us at any time when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibit the authorization, payment or setting apart for payment thereof or

Exhibit 4.1

provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment is restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series C Preferred Stock will accumulate whether or not (i) the terms and provisions of any laws or agreements referred to in the preceding paragraph at any time prohibit the current payment of dividends, (ii) we have earnings, (iii) there are funds legally available for the payment of those dividends and (iv) those dividends are declared. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series C Preferred Stock which may be in arrears, and holders of Series C Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series C Preferred Stock will first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Future dividends on our common stock and preferred stock, including the Series C Preferred Stock, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Code, applicable law, any debt service requirements and any other factors our board of directors deems relevant. Accordingly, we cannot guarantee that we will be able to make cash distributions on the Series C Preferred Stock or what the actual dividends will be for any future period.

Except as noted below, unless full cumulative dividends on the Series C Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past Dividend Periods, no dividends (other than in shares of our common stock or other Junior Stock we may issue) may be declared or paid or set apart for payment upon our common stock or other Junior Stock or our Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock or other Parity Stock we may issue and no other distribution may be declared or made upon our common stock or other Junior Stock or our Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock or other Parity Stock we may issue. In addition, our common stock and other Junior Stock or Parity Stock we may issue may not be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such securities) by us (except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for, our common stock or other Junior Stock we may issue or pursuant to an exchange offer made on the same terms to all holders of Series C Preferred Stock and all Parity Stock). The foregoing will not, however, prevent the redemption, purchase or acquisition by us of shares of any class or series of stock for the purpose of enforcing restrictions on transfer and ownership of our stock contained in our charter, or the redemption, purchase or acquisition by us of shares of our common stock for purposes of and in compliance with any incentive or benefit plan of ours.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other Parity Stock we may issue, all dividends declared upon the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such other Parity Stock must be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such other Parity Stock will in all cases bear to each other the same ratio that accumulated dividends per share on the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such Parity Stock (which will not include any accrual in respect of unpaid dividends for prior Dividend Periods if such other Parity Stock do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series C Preferred Stock which may be in arrears.

Exhibit 4.1

Liquidation Preference

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of Series C Preferred Stock will be entitled to be paid out of the assets we have legally available for distribution to our stockholders, subject to the preferential rights of the holders of any Senior Stock, a liquidation preference of $25.00 per share, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the payment date, before any distribution of assets is made to holders of common stock or other Junior Stock we may issue; and the holders of Series C Preferred Stock will not be entitled to any further payment.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other Parity Stock we may issue, then the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such other Parity Stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Notice of any such liquidation stating the payment date or dates when, and the place or places where, the amounts distributable in each circumstance shall be payable, will be given no fewer than 30 days and no more than 60 days prior to the payment date, to each holder of record of Series C Preferred Stock at the address of such holder as it appears on our stock records. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Stock will have no right or claim to any of our remaining assets. The consolidation, conversion or merger of us with or into any other corporation, trust or entity or of any other entity with or into us, the sale, lease, transfer or conveyance of all or substantially all of our property or business or a statutory share exchange, will not be deemed to constitute a liquidation, dissolution or winding up of us (although such events may give rise to the special optional redemption and contingent conversion rights described below).

In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock or otherwise, is permitted under the MGCL with respect to any share of any class or series of our stock, amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of Series C Preferred Stock will not be added to our total liabilities.

Redemption

The Series C Preferred Stock is not redeemable by us prior to September 30, 2025, except under circumstances where it is necessary to preserve our qualification as a REIT for U.S. federal income tax purposes (please see "—Restrictions on Transfer and Ownership" below and "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit) and except as described below under "—Special Optional Redemption" upon the occurrence of a Change of Control (as defined herein).

Optional Redemption. On and after September 30, 2025, we may, at our option, upon not less than 30 nor more than 60 days' notice, redeem the Series C Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date, without interest.

Special Optional Redemption. Upon the occurrence of a Change of Control, we may, at our option, upon not less than 30 nor more than 60 days' notice, redeem the Series C Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date. If, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the shares of Series C Preferred Stock (whether pursuant to our optional redemption right described above under "—Optional Redemption" or this special optional redemption right), the holders of Series C Preferred Stock will not have the Change of Control Conversion Right (as defined below) described below under "—Conversion Rights" with respect to the shares called for redemption.

Exhibit 4.1

A "Change of Control" is deemed to occur when, after the original issuance of the Series C Preferred Stock, the following have occurred and are continuing:

*   the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and
*   following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE American LLC or the Nasdaq Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American LLC or the Nasdaq Stock Market.

Redemption Procedures. In the event we elect to redeem Series C Preferred Stock pursuant to our optional redemption right or our special optional redemption right, the notice of redemption will be given, not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of Series C Preferred Stock called for redemption at such holder's address as it appears on our stock records and will state the following:

*   the redemption date;
*   the number of shares of Series C Preferred Stock to be redeemed;
*   the redemption price;
*   the place or places where certificates (if any) for the Series C Preferred Stock are to be surrendered for payment of the redemption price;
*   that dividends on the shares to be redeemed will cease to accumulate on the redemption date;
*   if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and
*   if such redemption is being made in connection with a Change of Control, that the holders of the shares of Series C Preferred Stock being so called for redemption will not be able to tender such shares of Series C Preferred Stock for conversion in connection with the Change of Control and that each share of Series C Preferred Stock tendered for conversion that is called, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

If less than all of the Series C Preferred Stock held by any holder is to be redeemed, the notice given to such holder shall also specify the number of shares of Series C Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the giving thereof will affect the validity of the proceedings for the redemption of any shares of Series C Preferred Stock, except as to the holder to whom notice was defective or not given.

Holders of shares of Series C Preferred Stock to be redeemed must surrender such shares at the place designated in the notice of redemption and will be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender. If notice of redemption of any shares of Series C Preferred Stock has been given and if we have irrevocably set apart for payment the funds necessary for redemption (including any accumulated and unpaid dividends) in trust for the benefit of the holders of the shares of Series C Preferred Stock so called for redemption, then from and after the redemption date (unless we default in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accumulate on those shares of Series C Preferred Stock, those shares of Series C Preferred Stock will no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If any redemption date

Exhibit 4.1

is not a business day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next business day and no interest, additional dividends or other sums will accumulate on the amount payable for the period from and after that redemption date to that next business day. If less than all of the outstanding shares of Series C Preferred Stock are to be redeemed, the shares of Series C Preferred Stock to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares) or by lot. If such redemption is to be by lot and if, as a result of such redemption, any holder of Series C Preferred Stock would own, or be deemed by virtue of certain attribution provisions of the Code to own, in excess of 9.8% in value or in number of shares (whichever is more restrictive) of any class or series of our stock (including the Series C Preferred Stock), or violate any other restriction or limitation of our stock set forth in our charter, then, except as otherwise permitted in our charter, we will redeem the requisite number of shares of Series C Preferred Stock of that holder such that the holder will not own or be deemed by virtue of certain attribution provisions of the Code to own, subsequent to the redemption, in excess of 9.8% in value or in number of shares (whichever is more restrictive) of any class or series of our stock or violate any other restriction or limitation of our stock set forth in our charter. See "—Restrictions on Transfer and Ownership" below and "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit.

Immediately prior to any redemption of Series C Preferred Stock, we will pay, in cash, any accumulated and unpaid dividends to, but excluding, the redemption date, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series C Preferred Stock at the close of business on such dividend record date will be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the Series C Preferred Stock to be redeemed.

Unless full cumulative dividends on all shares of Series C Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past Dividend Periods, no shares of Series C Preferred Stock may be redeemed unless all outstanding shares of Series C Preferred Stock are simultaneously redeemed, and we may not purchase or otherwise acquire directly or indirectly any shares of Series C Preferred Stock (except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for, our common stock or other Junior Stock we may issue or pursuant to a purchase or exchange offer made on the same terms to all holders of Series C Preferred Stock and all Parity Stock); provided, however, that the foregoing will not prevent the redemption, purchase or acquisition by us of shares of Series C Preferred Stock for the purpose of enforcing restrictions on ownership and transfer of our stock contained in our charter.

Subject to applicable law, we may purchase shares of Series C Preferred Stock in the open market, by tender or by privately negotiated transactions. Any shares of Series C Preferred Stock that we acquire, by redemption or otherwise, shall be reclassified as authorized but unissued shares of preferred stock, without designation as to class or series, and may thereafter be issued as any class or series of preferred stock.

Conversion Rights

Upon the occurrence of a Change of Control, each holder of Series C Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the shares of Series C Preferred Stock held by such holder as described above under "—Redemption," in which case such holder will have the right only with respect to shares of Series C Preferred Stock that are not called for redemption) to convert some or all of the shares of the Series C Preferred Stock held by such holder (the "Change of Control Conversion Right") on the Change of Control Conversion Date into a number of shares of our common stock per share of Series C Preferred Stock (the "Common Stock Conversion Consideration") equal to the lesser of:

Exhibit 4.1

- the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series C Preferred Stock, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date and prior to the corresponding dividend payment date for the Series C Preferred Stock, in which case no additional amount for such accumulated and unpaid dividends to be paid on such dividend payment date will be included in this sum) by (ii) the Common Stock Price, as defined below (such quotient, the "Conversion Rate"); and
- 2.661, or the "Share Cap," subject to certain adjustments as described below.

Notwithstanding anything in the articles supplementary designating the Series C Preferred Stock to the contrary and except as otherwise required by law, the persons who are the holders of record of shares of Series C Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable on the corresponding dividend payment date notwithstanding the conversion of those shares after such dividend record date and on or prior to such dividend payment date and, in such case, the full amount of such dividend will be paid on such dividend payment date to the persons who were the holders of record at the close of business on such dividend record date. Except as provided above, we will make no allowance for unpaid dividends that are not in arrears on the shares of Series C Preferred Stock to be converted.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our common stock to existing holders of our common stock), subdivisions or combinations (in each case, a "Share Split") with respect to our common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our common stock outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed the product of the Share Cap times the aggregate number of shares of the Series C Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent Alternative Conversion Consideration, as applicable) (the "Exchange Cap"). The Exchange Cap is subject to pro rata adjustments for any share splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control pursuant to which our common stock is or will be converted into cash, securities or other property or assets (including any combination thereof) (the "Alternative Form Consideration"), a holder of Series C Preferred Stock will receive upon conversion of such shares of the Series C Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of our common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the "Alternative Conversion Consideration"). The Common Stock Conversion Consideration or the Alternative Conversion Consideration, whichever shall be applicable to a Change of Control, is referred to as the "Conversion Consideration."

If the holders of our common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of our common stock that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding shares of our common stock that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which

Exhibit 4.1

all holders of our common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.

We will not issue fractional shares of our common stock upon the conversion of the Series C Preferred Stock in connection with a Change of Control. Instead, we will make a cash payment equal to the value of such fractional shares based upon the Common Stock Price used in determining the Common Stock Conversion Consideration for such Change of Control.

Within 15 days following the occurrence of a Change of Control, provided that we have not then exercised our right to redeem all shares of Series C Preferred Stock pursuant to the redemption provisions described above, we will provide to holders of Series C Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right, which notice shall be delivered to the holders of record of the shares of Series C Preferred Stock to their addresses as they appear on our stock records. No failure to give such notice or any defect thereto or in the giving thereof will affect the validity of the proceedings for the conversion of any shares of Series C Preferred Stock except as to the holder to whom notice was defective or not given. This notice will state the following:

- the events constituting the Change of Control;
- the date of the Change of Control;
- the last date on which the holders of Series C Preferred Stock may exercise their Change of Control Conversion Right;
- the method and period for calculating the Common Stock Price;
- the Change of Control Conversion Date;
- that if, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem all or any shares of Series C Preferred Stock, holders of Series C Preferred Stock that are subject to such notice of redemption will not be able to convert the shares of Series C Preferred Stock called for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right;
- if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series C Preferred Stock;
- the name and address of the paying agent, transfer agent and conversion agent for the Series C Preferred Stock;
- the procedures that the holders of Series C Preferred Stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares of Series C Preferred Stock for conversion through the facilities of a Depositary (as defined below)), including the form of conversion notice to be delivered by such holders as described below; and
- the last date on which holders of Series C Preferred Stock may withdraw shares of Series C Preferred Stock surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal.

Under such circumstances, we also will issue a press release containing such notice for publication on the Wall Street Journal, Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post a notice on our website (if any), in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of Series C Preferred Stock.

To exercise the Change of Control Conversion Right, the holders of Series C Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series C Preferred Stock to be converted, duly endorsed for transfer (or, in the case of any shares of Series C Preferred Stock held in book-entry form through a Depositary or shares directly registered with the transfer agent, therefor, to deliver, on or before the close of business on the Change of Control Conversion

Exhibit 4.1

Date, the shares of Series C Preferred Stock to be converted through the facilities of such Depositary or through such transfer agent, respectively), together with a written conversion notice in the form provided by us, duly completed, to our transfer agent. The conversion notice must state:

- the relevant Change of Control Conversion Date;
- the number of shares of Series C Preferred Stock to be converted; and
- that the shares of the Series C Preferred Stock are to be converted pursuant to the applicable provisions of the articles supplementary designating the Series C Preferred Stock.

The "Change of Control Conversion Date" is the date the Series C Preferred Stock is to be converted, which will be a business day selected by us that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Series C Preferred Stock.

The "Common Stock Price" is (i) if the consideration to be received in the Change of Control by the holders of our common stock is solely cash, the amount of cash consideration per share of our common stock or (ii) if the consideration to be received in the Change of Control by holders of our common stock is other than solely cash (x) the average of the closing sale prices per share of our common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which our common stock is then traded, or (y) if our common stock is not then listed for trading on a U.S. securities exchange, the average of the last quoted bid prices for our common stock in the over-the-counter market as reported by OTC Markets Group or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred.

Holders of Series C Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state:

- the number of withdrawn shares of Series C Preferred Stock;
- if certificated shares of Series C Preferred Stock have been surrendered for conversion, the certificate numbers of the withdrawn shares of Series C Preferred Stock; and
- the number of shares of Series C Preferred Stock, if any, which remain subject to the holder's conversion notice.

Notwithstanding the foregoing, if any shares of Series C Preferred Stock are held in book-entry form through The Depository Trust Company ("DTC") or a similar depositary (each, a "Depositary"), the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures, if any, of the applicable Depositary.

Shares of Series C Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided notice of our election to redeem some or all of the shares of Series C Preferred Stock, as described above under "—Redemption," in which case only the shares of Series C Preferred Stock properly surrendered for conversion and not properly withdrawn that are not called for redemption will be converted as aforesaid. If we elect to redeem shares of Series C Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series C Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price described above under "—Redemption—Optional Redemption" or "—Redemption— Special Optional Redemption," as applicable.

Exhibit 4.1

We will deliver all securities, cash and any other property owing upon conversion no later than the third business day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any shares of our common stock or other securities delivered on conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.

In connection with the exercise of any Change of Control Conversion Right, we will comply with all applicable federal and state securities laws and stock exchange rules in connection with any conversion of shares of the Series C Preferred Stock into shares of our common stock or other property. Notwithstanding any other provision of the Series C Preferred Stock, no holder of Series C Preferred Stock will be entitled to convert such shares of the Series C Preferred Stock into shares of our common stock to the extent that receipt of such shares of common stock would cause such holder (or any other person) to violate the applicable restrictions on transfer and ownership of our stock contained in our charter, unless we provide an exemption from this limitation to such holder. Please see "—Restrictions on Transfer and Ownership" below and "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit.

The Change of Control conversion feature may make it more difficult for a third party to acquire us or discourage a party from acquiring us.

Except as provided above in connection with a Change of Control, the Series C Preferred Stock is not convertible into or exchangeable for any other securities or property.

Voting Rights

Holders of Series C Preferred Stock do not have any voting rights, except as set forth below.

Whenever dividends on any shares of Series C Preferred Stock are in arrears for six or more full quarterly Dividend Periods, whether or not consecutive, the number of directors constituting our board of directors will be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable, including the Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock) and the holders of Series C Preferred Stock, voting as a single class with holders of the Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock and all other classes or series of Parity Stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of those two additional directors at a special meeting called by us at the request of the holders of record of at least 25% of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and all other classes or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable to be held no later than 90 days after our receipt of such request (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of our stockholders, in which case, such vote will be held at the earlier of the next annual or special meeting of the stockholders to the extent permitted by applicable law), and at each subsequent annual meeting until all dividends accumulated on the Series C Preferred Stock for all past Dividend Periods and the then current Dividend Period will have been fully paid. In that case, the right of holders of Series C Preferred Stock to elect any directors will cease and, unless there are other classes or series of our preferred stock upon which like voting rights have been conferred and are exercisable, the term of office of any directors elected by holders of Series C Preferred Stock will immediately terminate and the number of directors constituting the board of directors will be reduced accordingly. For the avoidance of doubt, in no event will the total number of directors elected by holders of Series C Preferred Stock (voting together as a single class with the Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock and all other classes or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable) pursuant to these voting rights exceed two. The directors elected by the holders of the Series C Preferred Stock and the holders of the Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock and all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable will be elected by a plurality of the votes cast by the holders of the outstanding shares of Series C Preferred Stock when they have the

Exhibit 4.1

voting rights described in this paragraph, the Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock and any other classes or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable (voting together as a single class) to serve until our next annual meeting of stockholders and until their successors are duly elected and qualified or until such directors' right to hold the office terminates as described above, whichever occurs earlier.

On each matter on which holders of Series C Preferred Stock are entitled to vote, each share of Series C Preferred Stock will be entitled to one vote, except that when shares of any other class or series of preferred stock we may issue, including the Series A Preferred Stock, the Series B Preferred Stock and Series D Preferred Stock, have the right to vote with the Series C Preferred Stock as a single class on any matter, the Series C Preferred Stock, the Series A Preferred Stock, the Series B Preferred Stock, Series D Preferred Stock and each such other class or series of stock will have one vote for each $25.00 of liquidation preference (excluding accumulated dividends). If, at any time when the voting rights conferred upon the Series C Preferred Stock are exercisable, any vacancy in the office of a director elected by the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable will occur, then such vacancy may be filled only by the remaining such director or by vote of the holders of the outstanding Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable.

Any director elected by holders of shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any class or series of preferred stock we may issue upon which like voting rights have been conferred and are exercisable may be removed at any time, with or without cause, by the vote of, and may not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any class or series of preferred stock we may issue when they have the voting rights described above (voting as a single class with all other classes or series of preferred stock we may issue upon which like voting rights have been conferred and are exercisable).

So long as any shares of Series C Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of Series C Preferred Stock outstanding at the time, voting together as a single class with the Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock and all other classes or series of Parity Stock we may issue and upon which like voting rights have been conferred and are exercisable, (i) authorize, create, or increase the authorized or issued amount of, any class or series of Senior Stock or reclassify any of our authorized stock into such shares, or create or authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares or (ii) amend, alter or repeal the provisions of our charter, whether by merger, conversion, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series C Preferred Stock (each, an "Event"); provided, however, with respect to the occurrence of any Event set forth in clause (ii) above, so long as the Series C Preferred Stock remains outstanding with the terms thereof materially unchanged or the holders of Series C Preferred Stock receive shares of stock or other equity interests with rights, preferences, privileges and voting powers substantially the same as those of the Series C Preferred Stock, taking into account that upon the occurrence of an Event we may not be the successor entity, the occurrence of any such Event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of Series C Preferred Stock; and, provided further, that any increase in the amount of the authorized or issued Series C Preferred Stock or the creation or issuance, or any increase in the amounts authorized of any Parity Stock or Junior Stock will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of holders of Series C Preferred Stock. Notwithstanding the foregoing, if any amendment, alteration or repeal of any provision of our charter would materially and adversely affect the rights, preferences, privileges or voting rights of the Series C Preferred Stock disproportionately relative to other classes or series of Parity Stock, then the affirmative vote or

Exhibit 4.1

consent of the holders of at least two-thirds of the outstanding shares of Series C Preferred Stock (voting as a separate class) shall also be required.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series C Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been irrevocably set apart to effect such redemption.

Except as expressly stated in the articles supplementary designating the Series C Preferred Stock, the Series C Preferred Stock do not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof will not be required for the taking of any corporate action. The holders of Series C Preferred Stock have exclusive voting rights on any amendment to our charter that would alter the contract rights, as expressly set forth in the charter, of only the Series C Preferred Stock.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series C Preferred Stock are outstanding, we will use our best efforts to (i) transmit through our website at http://www.chimerareit.com (or other permissible means under the Exchange Act) copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required). We will use our best efforts to provide such reports on our website within 15 days after the respective dates by which we would have been required to file such reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act and we were a "non-accelerated filer" within the meaning of the Exchange Act.

Restrictions on Transfer and Ownership

In order to ensure that we remain qualified as a REIT for U.S. federal income tax purposes, among other purposes, our charter, including the articles supplementary setting forth the terms of the Series C Preferred Stock, provides that generally no person, other than certain excepted holders, may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our stock. These provisions may restrict the ability of a holder of Series C Preferred Stock to convert such stock into our common stock as described above under "— Conversion Rights." Our board of directors may, in its sole discretion, exempt a person from the 9.8% ownership limit under certain circumstances as described under "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit.

Preemptive Rights

No holders of Series C Preferred Stock, as holders of Series C Preferred Stock, have any preemptive rights to purchase or subscribe for our common stock or any of our other securities.

Book-Entry Procedures

DTC acts as securities depositary for the Series C Preferred Stock, which will only be issued in the form of global securities held in book-entry form. We will not issue certificates to holders of the Series C Preferred Stock for the shares of Series C Preferred Stock that are purchased, unless DTC's services are discontinued as described below.

Title to book-entry interests in the Series C Preferred Stock will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC. Each person owning a beneficial interest in shares of the Series C Preferred Stock must rely on the procedures of DTC and the

Exhibit 4.1

participant through which such person owns its interest to exercise its rights as a holder of the Series C Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, including the underwriters, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When shares of Series C Preferred Stock are purchased within the DTC system, the purchase must be by or through a Direct Participant. The Direct Participant will receive a credit for the Series C Preferred Stock on DTC's records. Holders of the Series C Preferred Stock will be considered to be the "beneficial owner" of the Series C Preferred Stock. Such beneficial ownership interest will be recorded on the Direct and Indirect Participants' records, but DTC will have no knowledge of individual ownership. DTC's records reflect only the identity of the Direct Participants to whose accounts shares of Series C Preferred Stock are credited.

Holders of the Series C Preferred Stock will not receive written confirmation from DTC of the purchase. The Direct or Indirect Participants through whom the Series C Preferred Stock were purchased should send such holders written confirmations providing details of the transactions, as well as periodic statements of the holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC's existing practices, in the event that we request any action of the holders, or an owner of a beneficial interest in a global security, such as a holder of the Series C Preferred Stock, desires to take any action which a holder is entitled to take under our charter (including the articles supplementary designating the Series C Preferred Stock), DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Any redemption notices with respect to the Series C Preferred Stock will be sent to Cede & Co. If less than all of the outstanding shares of Series C Preferred Stock are being redeemed, DTC will reduce each Direct Participant's holdings of shares of Series C Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the shares of Series C Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants whose accounts the shares of Series C Preferred Stock are credited to on the record date, which are identified in a listing attached to the omnibus proxy.

Exhibit 4.1

Dividends on the Series C Preferred Stock will be made directly to DTC's nominee (or its successor, if applicable). DTC's practice is to credit participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name." These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series C Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series C Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series C Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series C Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Secondary market trading among DTC's Participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System.

Exhibit 4.1

Description of the Series D Preferred Stock

The following description of certain terms of the Series D Preferred Stock does not purport to be complete and is in all respects subject to, and qualified in its entirety by references to the relevant provisions of our charter, including the articles supplementary designating the terms of the Series D Preferred Stock, our bylaws and Maryland law. In this section, (i) our "Junior Stock" means our common stock and any class or series of stock we may issue in the future that by its terms ranks junior to the Series D Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, (ii) our "Parity Stock" means our Series A Preferred Stock, our Series B Preferred Stock, our Series C Preferred Stock, our Series D Preferred Stock and any class or series of stock issued by us that by its terms ranks on parity with the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, and (iii) our "Senior Stock" means any class or series of stock we may issue in the future that by its terms ranks senior to the Series D Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up. The term "stock" does not include any convertible or exchangeable debt securities we may issue in the future.

General

Pursuant to our charter, our board of directors and a committee of the board classified and designated 8,510,000 shares of the Series D Preferred Stock, par value of $0.01 per share. As of December 31, 2023, 8,000,000 shares of the Series D Preferred Stock were issued and outstanding.

Our board of directors may, without the approval of holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or our common stock, designate additional series of authorized preferred stock ranking junior to or on parity with the Series D Preferred Stock or designate additional shares of the Series D Preferred Stock and authorize the issuance of such shares.

Listing

Our Series D Preferred Stock is listed on the New York Stock Exchange under the symbol "CIM PRD".

Transfer Agent and Registrar

The registrar, transfer agent and dividend and redemption price disbursing agent in respect of the Series D Preferred Stock is Computershare Trust Company, N.A.

Maturity

The Series D Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption. Shares of the Series D Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them or they become convertible and are converted as described below under "— Conversion Rights." We are not required to set apart for payment the funds to redeem the Series D Preferred Stock.

Ranking

The Series D Preferred Stock ranks, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up:

- senior to all classes or series of our common stock and any other Junior Stock we may issue;
- on a parity with our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and any Parity Stock we may issue;
- junior to any Senior Stock we may issue; and

Exhibit 4.1

- effectively junior to all of our existing and future indebtedness (including indebtedness convertible into or exchangeable for our common stock or preferred stock) and the indebtedness of our existing and future subsidiaries.

Dividends

Holders of shares of the Series D Preferred Stock are entitled to receive, when, as and if authorized by our board of directors and declared by us, out of funds legally available for the payment of dividends, cumulative cash dividends. The initial dividend rate for the Series D Preferred Stock from and including the date of original issuance to, but not including, March 30, 2024 (the "Fixed Rate Period") will be 8.00% of the $25.00 per share liquidation preference per annum (equivalent to $2.00 per annum per share). On and after March 30, 2024 (the "Floating Rate Period"), dividends on the Series D Preferred Stock will accumulate at a percentage of the $25.00 liquidation preference equal to an annual floating rate of the Three-Month LIBOR Rate plus a spread of 5.379%.

Dividends on the Series D Preferred Stock will accumulate daily and be cumulative from, and including, the date of original issue and will be payable quarterly in arrears on the 30th day of each March, June, September and December (each, as may be modified as provided below, a "dividend payment date"). If any dividend payment date is not a business day, as defined in the articles supplementary designating the Series D Preferred Stock, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day with the same force and effect as if paid on such dividend payment date, and no interest, additional dividends or sums in lieu of interest will be payable for the period from and after that dividend payment date to that next succeeding business day. Dividends payable on the Series D Preferred Stock for the Fixed Rate Period, including dividends payable for any partial Dividend Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series D Preferred Stock for the Floating Rate Period, including dividends payable for any partial Dividend Period, will be computed based on the actual number of days in a Dividend Period and a 360-day year. Dividends will be payable to holders of record as they appear on our stock records at the close of business on the applicable record date, which will be no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by our board of directors (each, a "dividend record date"). The dividends payable on any dividend payment date shall include dividends accumulated to, but not including, such dividend payment date.

For each Dividend Period during the Floating Rate Period, LIBOR (the London interbank offered rate) ("Three-Month LIBOR Rate") will be determined by us, as of the applicable Dividend Determination Date (as defined below), in accordance with the following provisions:

- LIBOR will be the rate (expressed as a percentage per year) for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on "Reuters Page LIBOR01" at approximately 11:00 a.m. (London time) on the relevant Dividend Determination Date; or
- if no such rate appears on "Reuters Page LIBOR01" or if the "Reuters Page LIBOR01" is not available at approximately 11:00 a.m. (London time) on the relevant Dividend Determination Date, then we will select four nationally-recognized banks in the London interbank market and request that the principal London offices of those four selected banks provide us with their offered quotation for deposits in U.S. dollars for a period of three months, commencing on the first day of the applicable Dividend Period, to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on that Dividend Determination Date for the applicable Dividend Period. Offered quotations must be based on a principal amount equal to an amount that, in our discretion, is representative of a single transaction in U.S. dollars in the London interbank market at that time. If at least two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of those quotations. If fewer than two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of the rates quoted at approximately 11:00 a.m. (New York City time) on that Dividend Determination Date for such Dividend Period by three nationally-

Exhibit 4.1

recognized banks in New York, New York selected by us, for loans in U.S. dollars to nationally-recognized European banks (as selected by us), for a period of three months commencing on the first day of such Dividend Period. The rates quoted must be based on an amount that, in our discretion, is representative of a single transaction in U.S. dollars in that market at that time. If no quotation is provided as described above, then if a Calculation Agent (as defined below) has not been appointed at such time, we will appoint a Calculation Agent who shall, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate LIBOR or any of the foregoing lending rates, shall determine LIBOR for the second London Business Day immediately preceding the first day of such distribution period in its sole discretion. If the Calculation Agent is unable or unwilling to determine LIBOR as provided in the immediately preceding sentence, then LIBOR will be equal to Three-Month LIBOR for the then current Dividend Period, or, in the case of the first Dividend Period in the Floating Rate Period, the most recent dividend rate that would have been determined based on the last available Reuters Page LIBOR01 had the Floating Rate Period been applicable prior to the first Dividend Period in the Floating Rate Period.

Notwithstanding the foregoing, if we determine on the relevant Dividend Determination Date that the LIBOR base rate has been discontinued, then we will appoint a Calculation Agent and the Calculation Agent will consult with an investment bank of national standing to determine whether there is an industry accepted substitute or successor base rate to Three-Month LIBOR Rate. If, after such consultation, the Calculation Agent determines that there is an industry accepted substitute or successor base rate, the Calculation Agent shall use such substitute or successor base rate. In such case, the Calculation Agent in its sole discretion may (without implying a corresponding obligation to do so) also implement changes to the business day convention, the definition of business day, the Dividend Determination Date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant Business Day, in a manner that is consistent with industry accepted practices for such substitute or successor base rate. Unless the Calculation Agent determines that there is an industry accepted substitute or successor base rate as so provided above, the Calculation Agent will, in consultation with us, follow the steps specified in the second bullet point in the immediately preceding paragraph in order to determine Three-Month LIBOR Rate for the applicable Dividend Period.

"Calculation Agent" shall mean a third party independent financial institution of national standing with experience providing such services, which has been selected by us.

"Dividend Determination Date" means the London Business Day (as defined below) immediately preceding the first date of the applicable Dividend Period.

"Dividend Period" means the period from, and including, a dividend payment date to, but excluding, the next succeeding dividend payment date, except for the initial Dividend Period, which will be the period from, and including, the original issue date of the Series D Preferred Stock to, but excluding, June 30, 2019.

"London Business Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

"Reuters Page LIBOR01" means the display so designated on the Reuters 3000 Xtra (or such other page as may replace the LIBOR01 page on that service, or such other service as may be nominated by the ICE Benchmark Administration Limited, or ICE, or its successor, or such other entity assuming the responsibility of ICE or its successor in the event ICE or its successor no longer does so, as the successor service, for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

No dividends on shares of Series D Preferred Stock may be authorized by our board of directors or paid or set apart for payment by us at any time when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the

Exhibit 4.1

agreement or a default under the agreement, or if the authorization, payment or setting apart for payment is restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series D Preferred Stock will accumulate whether or not (i) the terms and provisions of any laws or agreements referred to in the preceding paragraph at any time prohibit the current payment of dividends, (ii) we have earnings, (iii) there are funds legally available for the payment of those dividends and (iv) those dividends are declared. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series D Preferred Stock which may be in arrears, and holders of Series D Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series D Preferred Stock will first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Future dividends on our common stock and preferred stock, including the Series D Preferred Stock, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Code, applicable law, any debt service requirements and any other factors our board of directors deems relevant. Accordingly, we cannot guarantee that we will be able to make cash distributions on the Series D Preferred Stock or what the actual dividends will be for any future period.

Except as noted below, unless full cumulative dividends on the Series D Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past Dividend Periods, no dividends (other than in shares of our common stock or other Junior Stock we may issue) may be declared or paid or set apart for payment upon our common stock or other Junior Stock or our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock or other Parity Stock we may issue and no other distribution may be declared or made upon our common stock or other Junior Stock or our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock or other Parity Stock we may issue. In addition, our common stock and other Junior Stock or Parity Stock we may issue may not be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such securities) by us (except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for, our common stock or other Junior Stock we may issue or pursuant to an exchange offer made on the same terms to all holders of Series D Preferred Stock and all Parity Stock). The foregoing will not, however, prevent the redemption, purchase or acquisition by us of shares of any class or series of stock for the purpose of enforcing restrictions on transfer and ownership of our stock contained in our charter, or the redemption, purchase or acquisition by us of shares of our common stock for purposes of and in compliance with any incentive or benefit plan of ours.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other Parity Stock we may issue, all dividends declared upon the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such other Parity Stock must be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such other Parity Stock will in all cases bear to each other the same ratio that accumulated dividends per share on the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such Parity Stock (which will not include any accrual in respect of unpaid dividends for prior Dividend Periods if such other Parity Stock do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series D Preferred Stock which may be in arrears.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of Series D Preferred Stock will be entitled to be paid out of the assets we have legally available for distribution to our

Exhibit 4.1

stockholders, subject to the preferential rights of the holders of any Senior Stock, a liquidation preference of $25.00 per share, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the payment date, before any distribution of assets is made to holders of common stock or other Junior Stock we may issue; and the holders of Series D Preferred Stock will not be entitled to any further payment.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other Parity Stock we may issue, then the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and such other Parity Stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Notice of any such liquidation stating the payment date or dates when, and the place or places where, the amounts distributable in each circumstance shall be payable, will be given no fewer than 30 days and no more than 60 days prior to the payment date, to each holder of record of Series D Preferred Stock at the address of such holder as it appears on our stock records. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series D Preferred Stock will have no right or claim to any of our remaining assets. The consolidation, conversion or merger of us with or into any other corporation, trust or entity or of any other entity with or into us, the sale, lease, transfer or conveyance of all or substantially all of our property or business or a statutory share exchange, will not be deemed to constitute a liquidation, dissolution or winding up of us (although such events may give rise to the special optional redemption and contingent conversion rights described below).

In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock or otherwise, is permitted under the MGCL with respect to any share of any class or series of our stock, amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of Series D Preferred Stock will not be added to our total liabilities.

Redemption

The Series D Preferred Stock is not redeemable by us prior to March 30, 2024, except under circumstances where it is necessary to preserve our qualification as a REIT for U.S. federal income tax purposes (please see "—Restrictions on Transfer and Ownership" below and "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit) and except as described below under "—Special Optional Redemption" upon the occurrence of a Change of Control (as defined herein).

Optional Redemption. On and after March 30, 2024, we may, at our option, upon not less than 30 nor more than 60 days' notice, redeem the Series D Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date, without interest.

Special Optional Redemption. Upon the occurrence of a Change of Control, we may, at our option, upon not less than 30 nor more than 60 days' notice, redeem the Series D Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date. If, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the shares of Series D Preferred Stock (whether pursuant to our optional redemption right described above under "—Optional Redemption" or this special optional redemption right), the holders of Series D Preferred Stock will not have the Change of Control Conversion Right (as defined below) described below under "—Conversion Rights" with respect to the shares called for redemption.

A "Change of Control" is deemed to occur when, after the original issuance of the Series D Preferred Stock, the following have occurred and are continuing:

Exhibit 4.1

- the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and
- following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE American LLC or the Nasdaq Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American LLC or the Nasdaq Stock Market.

Redemption Procedures. In the event we elect to redeem Series D Preferred Stock pursuant to our optional redemption right or our special optional redemption right, the notice of redemption will be given, not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of Series D Preferred Stock called for redemption at such holder's address as it appears on our stock records and will state the following:

- the redemption date;
- the number of shares of Series D Preferred Stock to be redeemed;
- the redemption price;
- the place or places where certificates (if any) for the Series D Preferred Stock are to be surrendered for payment of the redemption price;
- that dividends on the shares to be redeemed will cease to accumulate on the redemption date;
- if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and
- if such redemption is being made in connection with a Change of Control, that the holders of the shares of Series D Preferred Stock being so called for redemption will not be able to tender such shares of Series D Preferred Stock for conversion in connection with the Change of Control and that each share of Series D Preferred Stock tendered for conversion that is called, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

If less than all of the Series D Preferred Stock held by any holder is to be redeemed, the notice given to such holder shall also specify the number of shares of Series D Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the giving thereof will affect the validity of the proceedings for the redemption of any shares of Series D Preferred Stock, except as to the holder to whom notice was defective or not given.

Holders of shares of Series D Preferred Stock to be redeemed must surrender such shares at the place designated in the notice of redemption and will be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender. If notice of redemption of any shares of Series D Preferred Stock has been given and if we have irrevocably set apart for payment the funds necessary for redemption (including any accumulated and unpaid dividends) in trust for the benefit of the holders of the shares of Series D Preferred Stock so called for redemption, then from and after the redemption date (unless we default in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accumulate on those shares of Series D Preferred Stock, those shares of Series D Preferred Stock will no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If any redemption date is not a business day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next business day and no interest, additional dividends or other sums will

Exhibit 4.1

accumulate on the amount payable for the period from and after that redemption date to that next business day. If less than all of the outstanding shares of Series D Preferred Stock are to be redeemed, the shares of Series D Preferred Stock to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares) or by lot. If such redemption is to be by lot and if, as a result of such redemption, any holder of Series D Preferred Stock would own, or be deemed by virtue of certain attribution provisions of the Code to own, in excess of 9.8% in value or in number of shares (whichever is more restrictive) of any class or series of our stock (including the Series D Preferred Stock), or violate any other restriction or limitation of our stock set forth in our charter, then, except as otherwise permitted in our charter, we will redeem the requisite number of shares of Series D Preferred Stock of that holder such that the holder will not own or be deemed by virtue of certain attribution provisions of the Code to own, subsequent to the redemption, in excess of 9.8% in value or in number of shares (whichever is more restrictive) of any class or series of our stock or violate any other restriction or limitation of our stock set forth in our charter. See "—Restrictions on Transfer and Ownership" below and "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit.

Immediately prior to any redemption of Series D Preferred Stock, we will pay, in cash, any accumulated and unpaid dividends to, but excluding, the redemption date, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series D Preferred Stock at the close of business on such dividend record date will be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the Series D Preferred Stock to be redeemed.

Unless full cumulative dividends on all shares of Series D Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past Dividend Periods, no shares of Series D Preferred Stock may be redeemed unless all outstanding shares of Series D Preferred Stock are simultaneously redeemed, and we may not purchase or otherwise acquire directly or indirectly any shares of Series D Preferred Stock (except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for, our common stock or other Junior Stock we may issue or pursuant to a purchase or exchange offer made on the same terms to all holders of Series D Preferred Stock and all Parity Stock); provided, however, that the foregoing will not prevent the redemption, purchase or acquisition by us of shares of Series D Preferred Stock for the purpose of enforcing restrictions on ownership and transfer of our stock contained in our charter.

Subject to applicable law, we may purchase shares of Series D Preferred Stock in the open market, by tender or by privately negotiated transactions. Any shares of Series D Preferred Stock that we acquire, by redemption or otherwise, shall be reclassified as authorized but unissued shares of preferred stock, without designation as to class or series, and may thereafter be issued as any class or series of preferred stock.

Conversion Rights

Upon the occurrence of a Change of Control, each holder of Series D Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the shares of Series D Preferred Stock held by such holder as described above under "—Redemption," in which case such holder will have the right only with respect to shares of Series D Preferred Stock that are not called for redemption) to convert some or all of the shares of the Series D Preferred Stock held by such holder (the "Change of Control Conversion Right") on the Change of Control Conversion Date into a number of shares of our common stock per share of Series D Preferred Stock (the "Common Stock Conversion Consideration") equal to the lesser of:

- the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series D Preferred Stock, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the Change of Control Conversion Date (unless the Change of Control

Exhibit 4.1

Conversion Date is after a dividend record date and prior to the corresponding dividend payment date for the Series D Preferred Stock, in which case no additional amount for such accumulated and unpaid dividends to be paid on such dividend payment date will be included in this sum) by (ii) the Common Stock Price, as defined below (such quotient, the "Conversion Rate"); and

- 2.72035, or the "Share Cap," subject to certain adjustments as described below.

Notwithstanding anything in the articles supplementary designating the Series D Preferred Stock to the contrary and except as otherwise required by law, the persons who are the holders of record of shares of Series D Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable on the corresponding dividend payment date notwithstanding the conversion of those shares after such dividend record date and on or prior to such dividend payment date and, in such case, the full amount of such dividend will be paid on such dividend payment date to the persons who were the holders of record at the close of business on such dividend record date. Except as provided above, we will make no allowance for unpaid dividends that are not in arrears on the shares of Series D Preferred Stock to be converted.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our common stock to existing holders of our common stock), subdivisions or combinations (in each case, a "Share Split") with respect to our common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our common stock outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed the product of the Share Cap times the aggregate number of shares of the Series D Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent Alternative Conversion Consideration, as applicable) (the "Exchange Cap"). The Exchange Cap is subject to pro rata adjustments for any share splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control pursuant to which our common stock is or will be converted into cash, securities or other property or assets (including any combination thereof) (the "Alternative Form Consideration"), a holder of Series D Preferred Stock will receive upon conversion of such shares of the Series D Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of our common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the "Alternative Conversion Consideration"). The Common Stock Conversion Consideration or the Alternative Conversion Consideration, whichever shall be applicable to a Change of Control, is referred to as the "Conversion Consideration."

If the holders of our common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of our common stock that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding shares of our common stock that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of our common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.

Exhibit 4.1

We will not issue fractional shares of our common stock upon the conversion of the Series D Preferred Stock in connection with a Change of Control. Instead, we will make a cash payment equal to the value of such fractional shares based upon the Common Stock Price used in determining the Common Stock Conversion Consideration for such Change of Control.

Within 15 days following the occurrence of a Change of Control, provided that we have not then exercised our right to redeem all shares of Series D Preferred Stock pursuant to the redemption provisions described above, we will provide to holders of Series D Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right, which notice shall be delivered to the holders of record of the shares of Series D Preferred Stock to their addresses as they appear on our stock records. No failure to give such notice or any defect thereto or in the giving thereof will affect the validity of the proceedings for the conversion of any shares of Series D Preferred Stock except as to the holder to whom notice was defective or not given. This notice will state the following:

- the events constituting the Change of Control;
- the date of the Change of Control;
- the last date on which the holders of Series D Preferred Stock may exercise their Change of Control Conversion Right;
- the method and period for calculating the Common Stock Price;
- the Change of Control Conversion Date;
- that if, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem all or any shares of Series D Preferred Stock, holders of Series D Preferred Stock that are subject to such notice of redemption will not be able to convert the shares of Series D Preferred Stock called for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right;
- if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series D Preferred Stock;
- the name and address of the paying agent, transfer agent and conversion agent for the Series D Preferred Stock;
- the procedures that the holders of Series D Preferred Stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares of Series D Preferred Stock for conversion through the facilities of a Depositary (as defined below)), including the form of conversion notice to be delivered by such holders as described below; and
- the last date on which holders of Series D Preferred Stock may withdraw shares of Series D Preferred Stock surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal.

Under such circumstances, we also will issue a press release containing such notice for publication on the Wall Street Journal, Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post a notice on our website (if any), in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of Series D Preferred Stock.

To exercise the Change of Control Conversion Right, the holders of Series D Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series D Preferred Stock to be converted, duly endorsed for transfer (or, in the case of any shares of Series D Preferred Stock held in book-entry form through a Depositary or shares directly registered with the transfer agent, therefor, to deliver, on or before the close of business on the Change of Control Conversion Date, the shares of Series D Preferred Stock to be converted through the facilities of such Depositary or through

Exhibit 4.1

such transfer agent, respectively), together with a written conversion notice in the form provided by us, duly completed, to our transfer agent. The conversion notice must state:

- the relevant Change of Control Conversion Date;
- the number of shares of Series D Preferred Stock to be converted; and
- that the shares of the Series D Preferred Stock are to be converted pursuant to the applicable provisions of the articles supplementary designating the Series D Preferred Stock.

The "Change of Control Conversion Date" is the date the Series D Preferred Stock is to be converted, which will be a business day selected by us that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Series D Preferred Stock.

The "Common Stock Price" is (i) if the consideration to be received in the Change of Control by the holders of our common stock is solely cash, the amount of cash consideration per share of our common stock or (ii) if the consideration to be received in the Change of Control by holders of our common stock is other than solely cash (x) the average of the closing sale prices per share of our common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which our common stock is then traded, or (y) if our common stock is not then listed for trading on a U.S. securities exchange, the average of the last quoted bid prices for our common stock in the over-the-counter market as reported by OTC Markets Group or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred.

Holders of Series D Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state:

- the number of withdrawn shares of Series D Preferred Stock;
- if certificated shares of Series D Preferred Stock have been surrendered for conversion, the certificate numbers of the withdrawn shares of Series D Preferred Stock; and
- the number of shares of Series D Preferred Stock, if any, which remain subject to the holder's conversion notice.

Notwithstanding the foregoing, if any shares of Series D Preferred Stock are held in book-entry form through The Depository Trust Company ("DTC") or a similar depositary (each, a "Depositary"), the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures, if any, of the applicable Depositary.

Shares of Series D Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided notice of our election to redeem some or all of the shares of Series D Preferred Stock, as described above under "—Redemption," in which case only the shares of Series D Preferred Stock properly surrendered for conversion and not properly withdrawn that are not called for redemption will be converted as aforesaid. If we elect to redeem shares of Series D Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series D Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price described above under "—Redemption—Optional Redemption" or "—Redemption— Special Optional Redemption," as applicable.

Exhibit 4.1

We will deliver all securities, cash and any other property owing upon conversion no later than the third business day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any shares of our common stock or other securities delivered on conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.

In connection with the exercise of any Change of Control Conversion Right, we will comply with all applicable federal and state securities laws and stock exchange rules in connection with any conversion of shares of the Series D Preferred Stock into shares of our common stock or other property. Notwithstanding any other provision of the Series D Preferred Stock, no holder of Series D Preferred Stock will be entitled to convert such shares of the Series D Preferred Stock into shares of our common stock to the extent that receipt of such shares of common stock would cause such holder (or any other person) to violate the applicable restrictions on transfer and ownership of our stock contained in our charter, unless we provide an exemption from this limitation to such holder. Please see "—Restrictions on Transfer and Ownership" below and "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit.

The Change of Control conversion feature may make it more difficult for a third party to acquire us or discourage a party from acquiring us.

Except as provided above in connection with a Change of Control, the Series D Preferred Stock is not convertible into or exchangeable for any other securities or property.

Voting Rights

Holders of Series D Preferred Stock do not have any voting rights, except as set forth below.

Whenever dividends on any shares of Series D Preferred Stock are in arrears for six or more full quarterly Dividend Periods, whether or not consecutive, the number of directors constituting our board of directors will be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable, including the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock) and the holders of Series D Preferred Stock, voting as a single class with holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and all other classes or series of Parity Stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of those two additional directors at a special meeting called by us at the request of the holders of record of at least 25% of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and all other classes or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable to be held no later than 90 days after our receipt of such request (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of our stockholders, in which case, such vote will be held at the earlier of the next annual or special meeting of the stockholders to the extent permitted by applicable law), and at each subsequent annual meeting until all dividends accumulated on the Series D Preferred Stock for all past Dividend Periods and the then current Dividend Period will have been fully paid. In that case, the right of holders of Series D Preferred Stock to elect any directors will cease and, unless there are other classes or series of our preferred stock upon which like voting rights have been conferred and are exercisable, the term of office of any directors elected by holders of Series D Preferred Stock will immediately terminate and the number of directors constituting the board of directors will be reduced accordingly. For the avoidance of doubt, in no event will the total number of directors elected by holders of Series D Preferred Stock (voting together as a single class with the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and all other classes or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable) pursuant to these voting rights exceed two. The directors elected by the holders of the Series D Preferred Stock and

Exhibit 4.1

the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable will be elected by a plurality of the votes cast by the holders of the outstanding shares of Series D Preferred Stock when they have the voting rights described in this paragraph, the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and any other classes or series of preferred stock we may issue and upon which like voting rights have been conferred and are exercisable (voting together as a single class) to serve until our next annual meeting of stockholders and until their successors are duly elected and qualified or until such directors' right to hold the office terminates as described above, whichever occurs earlier.

On each matter on which holders of Series D Preferred Stock are entitled to vote, each share of Series D Preferred Stock will be entitled to one vote, except that when shares of any other class or series of preferred stock we may issue, including the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock, have the right to vote with the Series D Preferred Stock as a single class on any matter, the Series D Preferred Stock, the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and each such other class or series of stock will have one vote for each $25.00 of liquidation preference (excluding accumulated dividends). If, at any time when the voting rights conferred upon the Series D Preferred Stock are exercisable, any vacancy in the office of a director elected by the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable will occur, then such vacancy may be filled only by the remaining such director or by vote of the holders of the outstanding Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable.

Any director elected by holders of shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any class or series of preferred stock we may issue upon which like voting rights have been conferred and are exercisable may be removed at any time, with or without cause, by the vote of, and may not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any class or series of preferred stock we may issue when they have the voting rights described above (voting as a single class with all other classes or series of preferred stock we may issue upon which like voting rights have been conferred and are exercisable).

So long as any shares of Series D Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of Series D Preferred Stock outstanding at the time, voting together as a single class with the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and all other classes or series of Parity Stock we may issue and upon which like voting rights have been conferred and are exercisable, (i) authorize, create, or increase the authorized or issued amount of, any class or series of Senior Stock or reclassify any of our authorized stock into such shares, or create or authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares or (ii) amend, alter or repeal the provisions of our charter, whether by merger, conversion, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series D Preferred Stock (each, an "Event"); provided, however, with respect to the occurrence of any Event set forth in clause (ii) above, so long as the Series D Preferred Stock remains outstanding with the terms thereof materially unchanged or the holders of Series D Preferred Stock receive shares of stock or other equity interests with rights, preferences, privileges and voting powers substantially the same as those of the Series D Preferred Stock, taking into account that upon the occurrence of an Event we may not be the successor entity, the occurrence of any such Event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of Series D Preferred Stock; and, provided further, that any increase in the amount of the authorized or issued Series D Preferred Stock or the creation or issuance, or any increase in the amounts authorized of any Parity Stock or Junior Stock will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of holders of Series D Preferred Stock. Notwithstanding the foregoing, if any amendment, alteration or repeal of any provision of our

Exhibit 4.1

charter would materially and adversely affect the rights, preferences, privileges or voting rights of the Series D Preferred Stock disproportionately relative to other classes or series of Parity Stock, then the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series D Preferred Stock (voting as a separate class) shall also be required.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series D Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been irrevocably set apart to effect such redemption.

Except as expressly stated in the articles supplementary designating the Series D Preferred Stock, the Series D Preferred Stock do not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof will not be required for the taking of any corporate action. The holders of Series D Preferred Stock have exclusive voting rights on any amendment to our charter that would alter the contract rights, as expressly set forth in the charter, of only the Series D Preferred Stock.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series D Preferred Stock are outstanding, we will use our best efforts to (i) transmit through our website at http://www.chimerareit.com (or other permissible means under the Exchange Act) copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required). We will use our best efforts to provide such reports on our website within 15 days after the respective dates by which we would have been required to file such reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act and we were a "non-accelerated filer" within the meaning of the Exchange Act.

Restrictions on Transfer and Ownership

In order to ensure that we remain qualified as a REIT for U.S. federal income tax purposes, among other purposes, our charter, including the articles supplementary setting forth the terms of the Series D Preferred Stock, provides that generally no person, other than certain excepted holders, may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our stock. These provisions may restrict the ability of a holder of Series D Preferred Stock to convert such stock into our common stock as described above under "— Conversion Rights." Our board of directors may, in its sole discretion, exempt a person from the 9.8% ownership limit under certain circumstances as described under "Description of Capital Stock—Restrictions on Ownership and Transfer" in this exhibit.

Preemptive Rights

No holders of Series D Preferred Stock, as holders of Series D Preferred Stock, have any preemptive rights to purchase or subscribe for our common stock or any of our other securities.

Book-Entry Procedures

DTC acts as securities depositary for the Series D Preferred Stock, which will only be issued in the form of global securities held in book-entry form. We will not issue certificates to holders of the Series D Preferred Stock for the shares of Series D Preferred Stock that are purchased, unless DTC's services are discontinued as described below.

Title to book-entry interests in the Series D Preferred Stock will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC. Each person owning

Exhibit 4.1

a beneficial interest in shares of the Series D Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series D Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, including the underwriters, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When shares of Series D Preferred Stock are purchased within the DTC system, the purchase must be by or through a Direct Participant. The Direct Participant will receive a credit for the Series D Preferred Stock on DTC's records. Holders of the Series D Preferred Stock will be considered to be the "beneficial owner" of the Series D Preferred Stock. Such beneficial ownership interest will be recorded on the Direct and Indirect Participants' records, but DTC will have no knowledge of individual ownership. DTC's records reflect only the identity of the Direct Participants to whose accounts shares of Series D Preferred Stock are credited.

Holders of the Series D Preferred Stock will not receive written confirmation from DTC of the purchase. The Direct or Indirect Participants through whom the Series D Preferred Stock were purchased should send such holders written confirmations providing details of the transactions, as well as periodic statements of the holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC's existing practices, in the event that we request any action of the holders, or an owner of a beneficial interest in a global security, such as a holder of the Series D Preferred Stock, desires to take any action which a holder is entitled to take under our charter (including the articles supplementary designating the Series D Preferred Stock), DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Any redemption notices with respect to the Series D Preferred Stock will be sent to Cede & Co. If less than all of the outstanding shares of Series D Preferred Stock are being redeemed, DTC will reduce each Direct Participant's holdings of shares of Series D Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the shares of Series D Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants whose accounts the shares of Series D Preferred Stock are credited to on the record date, which are identified in a listing attached to the omnibus proxy.

Exhibit 4.1

Dividends on the Series D Preferred Stock will be made directly to DTC's nominee (or its successor, if applicable). DTC's practice is to credit participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name." These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series D Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series D Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series D Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series D Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Secondary market trading among DTC's Participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System.

Exhibit 10.2

Performance Share Unit Agreement

This Performance Share Unit Agreement (this "**Agreement**") is made and entered into as of [Date] (the "**Grant Date**") by and between Chimera Investment Corporation, a Maryland corporation (the "**Company**"), and [Name] (the "**Participant**").

WHEREAS, the Company sponsors the 2023 Equity Incentive Plan, as adopted effective June 14, 2023, and as may be amended, restated or otherwise modified from time to time (the "**Plan**"), pursuant to which awards of Performance Share Units (as defined below) may be granted;

WHEREAS, the Company and the Participant entered into an employment agreement effective as of [Date] (the "**Employment Agreement**"), which provides for a portion of the Participant's compensation to be awarded in the form of Performance Share Units; and

WHEREAS, the Committee has determined that it is in the best interests of the Company and its shareholders to grant the award of Performance Share Units provided for herein.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

- Grant of Performance Share Units. Pursuant to Section 9 of the Plan, the Company hereby grants to the Participant an Award for a target number of [●] Performance Share Units (the "Target PSUs"). Each Performance Share Unit ("PSU") represents the right to receive one share of common stock, subject to the terms and conditions set forth in this Agreement and the Plan. The number of PSUs that the Participant actually earns for the Performance Period (up to a maximum of [●] PSUs) will be determined by the level of achievement of the performance goals as described in Exhibit I attached hereto, subject to the additional service requirements set forth in this Agreement. Capitalized terms that are used but not defined herein have the meanings ascribed to them in the Plan.
- Performance Period. For purposes of this Agreement, the term "**Performance Period**" shall be the period commencing on [Grant Date] and ending on [last day of three-year performance period].
- Performance-Vesting Requirements.
  - o The number of PSUs earned by Participant for the Performance Period will be determined at the end of the LTI Measurement Period based on the level of achievement of the performance goals as described in Exhibit I. All determinations of whether the applicable performance goals have been achieved, the number of PSUs earned by the Participant, and all other matters related to this Section 3 shall be made by the Committee in its sole discretion.
  - o Promptly following completion of the LTI Measurement Period, the Committee will review and certify in writing (a) whether, and to what extent, the performance goals for the LTI Measurement Period have been achieved, and (b) the number of PSUs that the Participant shall earn, if any, based on such performance and subject to the service-vesting requirements of Section 4. Such certification shall be final, conclusive and binding on the Participant, and on all other persons, to the maximum extent permitted by law.
- Service-Vesting Requirements. Except as otherwise provided herein, provided that the Participant remains in service with the Company through the last day of the Performance Period (the "**Vesting Date**"), the number of PSUs determined after adjustment for performance under Section 3 above (together any related Dividend Equivalent Units determined under Section 9.2 below) will vest as of the Vesting Date.
- Termination of Service.
  - o Except as otherwise expressly provided in this Agreement, if the Participant's service with the Company terminates for any reason at any time before the Vesting Date, the Participant's unvested PSUs shall be automatically forfeited upon such termination of service with the Company and neither the Company nor any Affiliate shall have any further obligations to the Participant under this Agreement.
  - o Section 5.1 notwithstanding, if the Participant's service with the Company is terminated before the Vesting Date (i) by reason of the Participant's death or "Disability," (ii) by the Company or an Affiliate without "Cause," (iii) by the Participant for "Good Reason," (iv)

Exhibit 10.2

by reason of the Participant's "Retirement," or (v) by reason of a termination of employment after the Company's nonrenewal of the Term of Employment that meets all of the conditions of Section 5(m)(i) or Section 5(m)(ii) of the Participant's Employment Agreement, in effect as of the Grant Date, the PSUs, after adjustment for performance under Section 3 above, shall vest as of the Vesting Date as though termination of service had not occurred, in each case, provided that the Participant complies with Section 5(i) of the Employment Agreement, in effect at the time of this grant. For purposes of this Agreement, "Disability," "Cause," "Good Reason" and "Term of Employment" are as defined under the Employment Agreement. For purposes of this Agreement, "Retirement" means the termination of service with the Company by the Participant with or without Good Reason or by the Company without Cause, in each case, after the Participant has attained age 55 and the sum of his age plus his years of service with the Company and its predecessors (including, in each case, fractional years) equals or exceeds 65 as of such termination date, and the Participant has at least five years of service with the Company and its predecessors as of such termination date, provided that the Participant complies with Section 5(i) of the Employment Agreement, in effect at the time of this grant. Years of service for this purpose will be based on all periods of employment with the Company and its predecessors as determined by the Company in accordance with such rules and procedures as it may establish from time to time, provided that years of service shall include employment by Fixed Income Discount Advisory Company ("**FIDAC**") during the time FIDAC was the external manager of the Company.

- Effect of a Change in Control. Notwithstanding anything herein to the contrary, upon the consummation of a Change in Control, (i) the percentage of the Target PSUs that would have vested in accordance with the performance-vesting provisions of Section 3 based on the Relative Economic Return, Company Economic Return, Relative TSR and Company TSR (each, as defined in Exhibit I), as applicable, from the first day of the applicable LTI Measurement Period through the end of the most recent fiscal quarter prior to such Change in Control for which data is available (or the last day of the applicable LTI Measurement Period, if earlier) will be eligible to vest on the Vesting Date, subject only to the Participant's continuing employment with the Company (except as otherwise provided in Sections 5(a), 5(b) or 5(e) of the Employment Agreement), and (ii) any portion of the Target PSUs that would not have vested in accordance with the performance-vesting provisions of Section 3 based on actual performance as described in clause (i) above will be forfeited as of such Change in Control with no compensation due therefor. For the avoidance of doubt, any PSUs that would continue to be eligible to vest following a Change in Control in accordance with clause (i) above may be substituted with awards payable in cash amounts tied to the consideration paid in connection with the Change in Control, as determined by the Committee in its sole discretion.

- Payment of PSUs. Payment in respect of the PSUs earned for the Performance Period shall be made in shares of common stock and shall be issued to the Participant as soon as practicable following the Vesting Date and in any event no later than March __, 20__. The Company shall (a) issue and deliver to the Participant the number of shares of common stock equal to the number of vested PSUs, and (b) enter the Participant's name on the books of the Company as the shareholder of record with respect to the shares of common stock delivered to the Participant.

- Transferability. Subject to any exceptions set forth in this Agreement or the Plan, the PSUs or the rights relating thereto may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Participant, except by will or the laws of descent and distribution, and upon any such transfer by will or the laws of descent and distribution, the transferee shall hold such PSUs subject to all of the terms and conditions that were applicable to the Participant immediately prior to such transfer.

- Rights as Shareholder; Dividend Equivalents.
  - The Participant shall not have any rights of a shareholder with respect to the shares of common stock underlying the PSUs, including, but not limited to, voting rights.

Exhibit 10.2

- o   If a cash dividend is paid with respect to the shares of the Company's common stock, the Participant shall be credited with additional PSUs ("**Dividend Equivalent Units**") equal to (i) the total cash dividend the Participant would have received had PSUs that vest in accordance with this Agreement (and any previously credited Dividend Equivalent Units with respect thereto), after taking into account the performance adjustment under Section 3 above, been actual shares of common stock of the Company divided by (ii) the Fair Market Value of a share of common stock of the Company as of the applicable dividend payment date. Such Dividend Equivalent Units shall be subject to the same vesting and payment provisions otherwise applicable to the PSUs. Any fractional Dividend Equivalent Units shall payable shall be settled in cash.
  - o   Upon and following the vesting of the PSUs and the issuance of shares, the Participant shall be the record owner of the shares of common stock underlying the PSUs unless and until such shares are sold or otherwise disposed of, and as record owner shall be entitled to all rights of a shareholder of the Company (including voting and dividend rights).
- •   <u>No Right to Employment</u>. Neither the Plan nor this Agreement shall confer upon the Participant any right to be retained in any position, as an Employee, Consultant or Director of the Company. Further, nothing in the Plan or this Agreement shall be construed to limit the discretion of the Company to terminate the Participant's Service with the Company at any time, with or without Cause.
- •   <u>Adjustments</u>. If any change is made to the outstanding common stock or the capital structure of the Company, if required, the PSUs shall be adjusted or terminated in any manner as contemplated by Section 11 of the Plan.
- •   <u>Tax Liability and Withholding</u>.
  - o   The Participant shall be required to pay to the Company, and the Company shall have the right to deduct from any compensation paid to the Participant pursuant to the Plan, the amount of any required withholding taxes in respect of the PSUs and to take all such other action as the Committee deems necessary to satisfy all obligations for the payment of such withholding taxes. The Committee may permit the Participant to satisfy any federal, state or local tax withholding obligation by any of the following means, or by a combination of such means:
    - ▪   tendering a cash payment;
    - ▪   authorizing the Company to withhold shares of common stock from the shares of common stock otherwise issuable or deliverable to the Participant as a result of the vesting of the PSUs; *provided, however*, that no shares of common stock shall be withheld with a value exceeding the amount of tax required to be withheld by law; or
    - ▪   delivering to the Company previously owned and unencumbered shares of common stock.
  - o   Notwithstanding any action the Company takes with respect to any or all income tax, social insurance, payroll tax, or other tax-related withholding ("Tax-Related Items"), the ultimate liability for all Tax-Related Items is and remains the Participant's responsibility and the Company (a) makes no representation or undertakings regarding the treatment of any Tax-Related Items in connection with the grant, vesting or settlement of the PSUs or the subsequent sale of any shares, and (b) does not commit to structure the PSUs to reduce or eliminate the Participant's liability for Tax-Related Items.
- •   <u>Compliance with Law</u>. The issuance and transfer of shares of common stock in connection with the PSUs shall be subject to compliance by the Company and the Participant with all applicable requirements of federal and state securities laws and with all applicable requirements of any stock exchange on which the Company's shares of common stock may be listed. No shares of common stock shall be issued or transferred unless and until any then applicable requirements of state and federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel.

Exhibit 10.2

- Dodd-Frank Clawback Rules. This award of Restricted Stock Units is subject to the requirements of (i) Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations thereunder (the "**Dodd-Frank Clawback Rules**"), and (ii) any policies adopted by the Company to implement such requirements, all to the extent determined by the Company in its discretion to be applicable to the Participant. For the avoidance of doubt, if the Dodd-Frank Clawback Rules and any implementing policy apply to the Participant, then (A) the Participant will not be entitled to earn or retain any portion of the Restricted Stock Units that is determined to be erroneously awarded compensation, and (B) the Company may take action against the Restricted Stock Units or any proceeds the Participant receives from them to recover any erroneously awarded compensation the Participant may have received from the Company (whether related to the Restricted Stock Units or otherwise), all in accordance with the Dodd-Frank Clawback Rules and the applicable implementing policy and subject to the requirements of applicable law.

- Notices. Any notice required to be delivered to the Company under this Agreement shall be in writing and addressed to the Secretary of the Company at the Company's principal corporate offices. Any notice required to be delivered to the Participant under this Agreement shall be in writing and addressed to the Participant at the Participant's address as shown in the records of the Company. Either party may designate another address in writing (or by such other method approved by the Company) from time to time.

- Governing Law. This Agreement will be construed and interpreted in accordance with the laws of the State of New York without regard to conflict of law principles.

- Interpretation. Any dispute regarding the interpretation of this Agreement shall be submitted by the Participant or the Company to the Committee for review. The resolution of such dispute by the Committee shall be final and binding on the Participant and the Company.

- PSUs Subject to Plan. This Agreement is subject to the Plan as approved by the Company's shareholders. The terms and provisions of the Plan as it may be amended from time to time are hereby incorporated herein by reference. In the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of the Plan will govern and prevail.

- Employment Agreement Satisfaction. The Participant agrees and acknowledges that this grant of PSUs satisfies the Company's obligation under the Participant's Employment Agreement, in effect as of the Grant Date, to grant to the Participant PSUs for the PSU Performance Period commencing on [Grant Date] and ending on [last day of three-year performance period].

- Successors and Assigns. The Company may assign any of its rights under this Agreement. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein, this Agreement will be binding upon the Participant and the Participant's beneficiaries, executors, administrators and the person(s) to whom the PSUs may be transferred by will or the laws of descent or distribution.

- Severability. The invalidity or unenforceability of any provision of the Plan or this Agreement shall not affect the validity or enforceability of any other provision of the Plan or this Agreement, and each provision of the Plan and this Agreement shall be severable and enforceable to the extent permitted by law.

- Discretionary Nature of Plan. The Plan is discretionary and may be amended, cancelled or terminated by the Company at any time, in its discretion. The grant of the PSUs in this Agreement does not create any contractual right or other right to receive any PSUs or other Awards in the future. Future Awards, if any, will be at the sole discretion of the Company. Any amendment, modification, or termination of the Plan shall not constitute a change or impairment of the terms and conditions of the Participant's employment with the Company.

Exhibit 10.2

- Amendment. The Committee has the right to amend, alter, suspend, discontinue or cancel the PSUs, prospectively or retroactively; *provided, that*, no such amendment shall adversely affect the Participant's material rights under this Agreement without the Participant's consent.

- Section 409A. This Agreement is intended to comply with Section 409A of the Code or an exemption thereunder and shall be construed and interpreted in a manner that is consistent with the requirements for avoiding additional taxes or penalties under Section 409A of the Code. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with Section 409A of the Code and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A of the Code.

- No Impact on Other Benefits. The value of the Participant's PSUs is not part of his or her normal or expected compensation for purposes of calculating any severance, retirement, welfare, insurance or similar employee benefit.

- Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Counterpart signature pages to this Agreement transmitted by facsimile transmission, by electronic mail in portable document format (.pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.

- Acceptance. The Participant hereby acknowledges receipt of a copy of the Plan and this Agreement. The Participant has read and understands the terms and provisions thereof, and accepts the PSUs subject to all of the terms and conditions of the Plan and this Agreement. The Participant acknowledges that there may be adverse tax consequences upon the vesting or settlement of the PSUs or disposition of the underlying shares and that the Participant has been advised to consult a tax advisor prior to such vesting, settlement or disposition.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

By: _____

By: _____

Exhibit 10.2

Exhibit I

Performance Period: The Performance Period shall commence on [Grant Date] and end on [last day of three-year performance period].

Performance Measures:

For purposes of the PSUs, Relative Economic Return, Company Economic Return, Relative TSR and Company TSR will be based on the "**LTI Measurement Period**," which is the period beginning on the first day of the [quarter] fiscal quarter of the calendar year immediately preceding the beginning of the PSU Performance Period through the last day of the [quarter] fiscal quarter of the last calendar year in the PSU Performance Period (*i.e.*, Q3 to Q3 measurement period, which is October 1, 20__ through September 30, 20__).

Of the Target PSUs:

- 50% will be subject to performance metrics tied to Relative Economic Return, subject to adjustment based on Company Economic Return as described below, for the LTI Measurement Period (the "**Economic Return PSUs**")
- 50% will be subject to performance metrics tied to Relative TSR, subject to adjustment based on Company TSR as described below, for the LTI Measurement Period (the "**TSR PSUs**")

Subject (except as otherwise provided in the Employment Agreement, this Agreement or this Exhibit I) to the Participant's continuing employment through the last day of the PSU Performance Period, between 0% and 200% of the Target PSUs will vest as of the last day of the PSU Performance, based on achievement of the Economic Return and TSR metrics described below.

Economic Return

The Economic Return PSUs may vest as of the last day of the PSU Performance Period based on the Company Economic Return compared to that of the Peer Group (measured as a percentile) for the LTI Measurement Period, as follows, subject to adjustment based on Company Economic Return as described below:

Relative Economic Return	Percentage of Economic Return
Less than the Threshold	0%
50th Percentile	100%
75th Percentile	150%
100th Percentile	200%

"**Threshold**" means, for purposes of Relative Economic Return, the lesser of (x) the average of the weekly 2-year Treasury note rates published in the U.S. Reserve H.15 Report for the 156 weeks in the LTI Measurement Period plus 100 basis points or (y) the 25th percentile of Relative Economic Return.

For any Relative Economic Return achieved between the percentiles specified in the above table (if performance is above the Threshold), the percentage of the Target PSUs that will vest for the PSU Performance Period will be determined by linear interpolation. If the achieved Relative Economic Return is at or above the Threshold but below the 50th percentile, the percentile corresponding to the achieved Relative Economic Return will be used when applying such linear interpolation.

Notwithstanding the foregoing, in the event that the Company Economic Return for the LTI Measurement Period is at or below zero, achievement of the Economic Return metric shall be deemed to not exceed 100%.

Relative TSR

The TSR PSUs may vest as of the last day of the PSU Performance Period based on the Company TSR compared to that of the Peer Group (measured as a percentile) for the LTI Measurement Period, subject to adjustment based on Company TSR as described below:

Relative TSR	Percentage of TSR PSUs
Less than the Threshold	0%
50th Percentile	100%

Exhibit 10.2

75th Percentile	150%
100th Percentile	200%

"**Threshold**" means, for purposes of Relative TSR, the lesser of (x) the average of the weekly 2-year Treasury note rates published in the U.S. Reserve H.15 Report for the 156 weeks in the LTI Measurement Period plus 100 basis points or (y) the 25th percentile of Relative TSR.

For any Relative TSR achieved between the percentiles specified in the above table (if performance is above the Threshold), the percentage of the TSR PSUs that may vest for the PSU Performance Period will be determined by linear interpolation. If the achieved Relative TSR is at or above the Threshold but below the 50th percentile, the percentile corresponding to the achieved Relative TSR will be used when applying such linear interpolation.

Notwithstanding the foregoing, in the event that the Company TSR for the LTI Measurement Period is at or below zero, achievement of the TSR metric shall be deemed to not exceed 100%.

Additional Definitions: For purposes of the PSUs, the following terms shall have the following meanings:

- "**Company Economic Return**" means (x) the Company's change in book value per share ("BVPS"), plus (y) common stock dividends, for the LTI Measurement Period.
- "**Company TSR**" means, for the LTI Measurement Period, the percentage change in the value of a share of the Company's common stock from the closing price on the last trading day before the beginning of the applicable measurement period to the closing price on the last trading day of the LTI Measurement Period (plus common stock dividends paid during the LTI Measurement Period, assuming immediate reinvestment of such dividends in additional common shares), as determined by the Committee in its sole discretion. Accordingly, for the LTI Measurement Period, Company TSR will be measured based on the closing price on [Date] and the closing price on [Date] (plus common stock dividends as described above).
- "**Peer Group**" means the entities (other than the Company) included in the iShares Mortgage Real Estate ETF as of the beginning of the LTI Measurement Period. Any entity (other than the Company) that ceases to be included in the iShares Mortgage Real Estate ETF during the LTI Measurement Period shall be treated as performing at the lowest level in the Peer Group for the LTI Measurement Period.
- "**Relative Economic Return**" means (i) the Company Economic Return for the LTI Measurement Period, divided by (ii) BVPS at the beginning of the LTI Measurement Period, as such amount stands in relation to the economic return (measured in the same way that the Company Economic Return is measured) during the LTI Measurement Period of the entities in the Peer Group.
- "**Relative TSR**" means the Company TSR as such amount stands in relation to the total shareholder return (determined in the same way that the Company TSR is determined) for the LTI Measurement Period of the entities (other than the Company) included in the Peer Group, as determined by the Committee in its sole discretion.

Committee Determinations: All determinations with respect to the PSUs, including, without limitation, the amount, if any, that vests or is payable to the Participant, will be made by the Committee, in good faith, and in compliance with the Agreement and this Exhibit I. All such determinations will be final and binding on the Participant and the Company. The Committee may adjust any of the performance metrics set forth herein to exclude the impact of any acquisitions or dispositions of businesses or business segments by the Company, one-time non-operating charges, unusual or nonrecurring items, accounting changes (including the early adoption of any accounting change mandated by any governing body, organization or authority), changes in tax laws, impact of discontinued operations, restatements of prior period financial results, and any other events or transactions that may result in distortion of the performance metrics or the value of the PSUs. In addition, if the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render any of the performance metrics set forth herein unsuitable, the Committee may modify any such performance metrics, in whole or in part, as the Committee deems appropriate and equitable.

Exhibit 10.3

Restricted Stock Unit Award Agreement

This Restricted Stock Unit Award Agreement (this "**Agreement**") is made and entered into as of [Date] (the "**Grant Date**") by and between Chimera Investment Corporation, a Maryland corporation (the "**Company**"), and [Name] (the "**Participant**").

        WHEREAS, the Company sponsors the 2023 Equity Incentive Plan, as adopted effective June 14, 2023, and as may be amended, restated or otherwise modified from time to time (the "**Plan**"), pursuant to which awards of Restricted Stock Units (as defined below) may be granted;

        WHEREAS, the Company and the Participant entered into an employment agreement effective as of [Date] (the "**Employment Agreement**"), which provides for a portion of the Participant's compensation to be awarded in the form of Restricted Stock Units; and

        WHEREAS, the Committee has determined that it is in the best interests of the Company and its shareholders to grant the award of Restricted Stock Units provided for herein.

        NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

- <u>Grant of Restricted Stock Units</u>.
  - Pursuant to Section 9 of the Plan, the Company hereby issues to the Participant on the Grant Date a Restricted Stock Unit Award consisting of, in the aggregate, [●] restricted stock units (the "**Restricted Stock Units**"), on the terms and conditions and subject to the restrictions set forth in this Agreement and the Plan. Capitalized terms that are used but not defined herein have the meaning ascribed to them in the Plan.
  - Each Restricted Stock Unit represents the right to receive one Share, subject to the vesting and other terms and conditions of this Agreement. The Restricted Stock Units (including any related Dividend Equivalent Units as provided in Section 5.3 below) shall be credited to a separate account maintained for the Participant on the books and records of the Company (the "**Account**"). All amounts credited to the Account shall continue for all purposes to be part of the general assets of the Company and shall be an unfunded and unsecured obligation of the Company.
- <u>Consideration</u>. The grant of the Restricted Stock Units is made in consideration of the services to be rendered by the Participant to the Company.
- <u>Vesting</u>.
  - Except as otherwise provided herein, provided that the Participant remains in service with the Company through the applicable vesting date, the Restricted Stock Units will vest in accordance with the following schedule:

Vesting Date	Percentage Vesting
[first anniversary]	One-Third
[second anniversary]	One-Third
[third anniversary]	One-Third

        If the number of Restricted Stock Units vesting as of a vesting date is a fractional number, the number vesting will be rounded up to the nearest whole number with any fractional portion carried forward.

  - The foregoing vesting schedule notwithstanding, and except as provided in Section 3.3 hereof, if the Participant's service with the Company terminates for any reason at any time before all of his or her Restricted Stock Units have vested, the Participant's unvested Restricted Stock Units shall be automatically forfeited upon such termination of service and neither the Company nor any Affiliate shall have any further obligations to the Participant under this Agreement.
  - The foregoing vesting schedule notwithstanding, if the Participant's service with the Company is terminated (i) by reason of the Participant's death or "Disability," (ii) by the Company or an Affiliate without "Cause," (iii) by the Participant for "Good Reason," (iv)

Exhibit 10.3

by reason of the Participant's "Retirement," or (v) by reason of a termination of employment after the Company's nonrenewal of the Term of Employment that meets all of the conditions of Section 5(m)(i) or Section 5(m)(ii) of the Participant's Employment Agreement, in effect as of the date of this grant, 100% of the unvested Restricted Stock Units shall vest as of the date of such termination (which shall be treated as the "vesting date" for purposes of Section 6.1), in each case, provided that the Participant complies with Section 5(i) of the Employment Agreement, in effect at the time of this grant. For purposes of this Agreement, "Disability," "Cause," "Good Reason" and "Term of Employment" are as defined under the Employment Agreement. For purposes of this Agreement, "Retirement" means the termination of service with the Company by the Participant with or without Good Reason or by the Company without Cause, in each case, after the Participant has attained age 55 and the sum of his age plus his years of service with the Company and its predecessors (including, in each case, fractional years) equals or exceeds 65 as of such termination date, and the Participant has at least five years of service with the Company and its predecessors as of such termination date, provided that the Participant complies with Section 5(i) of the Employment Agreement, in effect at the time of this grant. Years of service for this purpose will be based on all periods of employment with the Company and its predecessors as determined by the Company in accordance with such rules and procedures as it may establish from time to time, provided that years of service shall include employment by Fixed Income Discount Advisory Company ("**FIDAC**") during the time FIDAC was the external manager of the Company.

- o Vested Restricted Stock Units shall be payable at such time or times as specified in Section 6 below.

- Restrictions. Subject to any exceptions set forth in this Agreement or the Plan, prior to settlement in accordance with Section 6 below, the Restricted Stock Units or the rights relating thereto may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Participant. Any attempt to assign, alienate, pledge, attach, sell or otherwise transfer or encumber the Restricted Stock Units or the rights relating thereto shall be wholly ineffective and, if any such attempt is made, the Restricted Stock Units will be forfeited by the Participant and all of the Participant's rights to such units shall immediately terminate without any payment or consideration by the Company.

- Rights as Shareholder; Dividend Equivalents.
  - o The Participant shall not have any rights of a shareholder with respect to the Shares underlying the Restricted Stock Units unless and until the Restricted Stock Units vest and are settled by the issuance of such Shares.
  - o Upon and following the settlement of the Restricted Stock Units, the Participant shall be the record owner of the Shares issued upon settlement unless and until such Shares are sold or otherwise disposed of, and as record owner shall be entitled to all rights of a shareholder of the Company (including voting rights).
  - o If a cash dividend is paid with respect to the Shares, the Participant shall be credited as of the applicable dividend payment date with an additional number of whole and fractional Restricted Stock Units (the "**Dividend Equivalent Units**") equal to (i) the total cash dividend the Participant would have received had the Restricted Stock Units (and any previously credited Dividend Equivalent Units with respect thereto) been actual Shares divided by (ii) the Fair Market Value of a Share as of the applicable dividend payment date. Such Dividend Equivalent Units shall be added to the Account and shall be subject to the same vesting and payment provisions otherwise applicable to the Restricted Stock Units. Any fractional Dividend Equivalent Units shall be carried forward to the final vesting and payment date, and on such final date any remaining fractional Dividend Equivalent Units then payable shall be settled in cash.

Exhibit 10.3

- <u>Settlement of Restricted Stock Units</u>.
  - o Subject to Section 9 hereof, as of the applicable vesting date set forth in Section 3, the Company shall cause to be issued and delivered to the Participant one Share for each such vested Restricted Stock Unit, such payment to be made on or as soon as administratively practicable (not more than 60 days) after the applicable vesting date.
  - o Notwithstanding Section 6.1, the Committee may, but is not required to, prescribe rules pursuant to which the Participant may elect to defer settlement of the Restricted Stock Units. Any deferral election must be made in compliance with such rules and procedures as the Committee deems advisable, including Section 409A of the Code to the extent applicable.
  - o If the Participant is deemed a "specified employee" within the meaning of Section 409A of the Code, as determined by the Committee, at a time when the Participant becomes eligible for settlement of the Restricted Stock Units upon his "separation from service" within the meaning of Section 409A of the Code, then to the extent necessary to prevent any accelerated or additional tax under Section 409A of the Code, such settlement will be delayed until the earlier of: (a) the date that is six months following the Participant's separation from service and (b) the Participant's death.
- <u>No Right to Continued Service</u>. Neither the Plan nor this Agreement shall confer upon the Participant any right to be retained in any position, as an employee, consultant or director of the Company. Further, nothing in the Plan or this Agreement shall be construed to limit the discretion of the Company to terminate the Participant's service with the Company at any time, with or without Cause.
- <u>Adjustments</u>. The Restricted Stock Units are subject to the provisions of Section 11 of the Plan, regarding certain potential adjustments to the units in the event of specified changes in the capital of the Company or other transactions. The existence of this Award shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stocks ahead of or convertible into, or otherwise affecting the units or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.
- <u>Tax Liability and Withholding</u>.
  - o The Participant shall be required to pay to the Company, and the Company shall have the right to deduct from any compensation paid to the Participant pursuant to the Plan or otherwise, the amount of any required payroll or withholding taxes in respect of the Restricted Stock Units and to take all such other action as the Committee deems necessary to satisfy all obligations for the payment of such payroll or withholding taxes. The Committee may permit the Participant to satisfy any federal, state or local payroll tax or tax withholding obligation by any of the following means, or by a combination of such means:
    - ▪ tendering a cash payment;
    - ▪ authorizing the Company to withhold Shares from the Shares otherwise issuable or deliverable to the Participant as a result of the vesting of the Restricted Stock Units; provided, however, that no Shares shall be withheld with a value exceeding the amount of tax required to be withheld by law (to the extent necessary under applicable accounting principles); and
    - ▪ delivering to the Company previously owned and unencumbered Shares.
  - o Notwithstanding any action the Company takes with respect to any or all income tax, social insurance, payroll tax, or other tax-related withholding ("**Tax-Related Items**"), the ultimate liability for all Tax-Related Items is and remains the Participant's responsibility and the Company (a) makes no representation or undertakings regarding the treatment of any Tax-Related Items in connection with the grant or vesting of the Restricted Stock Units

Exhibit 10.3

or the subsequent sale of any Shares; and (b) does not commit to structure the Restricted Stock Units to reduce or eliminate the Participant's liability for Tax-Related Items.

- <u>Compliance with Law</u>. The issuance and transfer of Shares upon settlement of vested Restricted Stock Units shall be subject to compliance by the Company and the Participant with all applicable requirements of federal and state securities laws and with all applicable requirements of any stock exchange on which the Shares may be listed. No Shares shall be issued or transferred unless and until any then applicable requirements of state and federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel. The Participant understands that the Company is under no obligation to register the Shares issued upon vesting or settlement with the Securities and Exchange Commission, any state securities commission or any stock exchange to effect such compliance.

- <u>Dodd-Frank Clawback Rules</u>. This award of Restricted Stock Units is subject to the requirements of (i) Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations thereunder (the "**Dodd-Frank Clawback Rules**"), and (ii) any policies adopted by the Company to implement such requirements, all to the extent determined by the Company in its discretion to be applicable to the Participant. For the avoidance of doubt, if the Dodd-Frank Clawback Rules and any implementing policy apply to the Participant, then (A) the Participant will not be entitled to earn or retain any portion of the Restricted Stock Units that is determined to be erroneously awarded compensation, and (B) the Company may take action against the Restricted Stock Units or any proceeds the Participant receives from them to recover any erroneously awarded compensation the Participant may have received from the Company (whether related to the Restricted Stock Units or otherwise), all in accordance with the Dodd-Frank Clawback Rules and the applicable implementing policy and subject to the requirements of applicable law.

- <u>Legends</u>. A legend may be placed on any certificate(s) or other document(s) delivered to the Participant indicating restrictions on transferability of the Shares issued upon vesting or settlement of the Restricted Stock Units pursuant to this Agreement or any other restrictions that the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any applicable federal or state securities laws or any stock exchange on which the Shares are then listed or quoted.

- <u>Notices</u>. Any notice which either party hereto may be required or permitted to give to the other shall be in writing and may be delivered personally, by intraoffice mail, by fax, by electronic mail or other electronic means, or via a postal service, postage prepaid, to such electronic mail or postal address and directed to such person as the Company may notify the Participant from time to time; and to the Participant at the Participant's electronic mail or postal address as shown on the records of the Company from time to time, or at such other electronic mail or postal address as the Participant, by notice to the Company, may designate in writing from time to time.

- <u>Governing Law</u>. This Agreement will be construed and interpreted in accordance with the laws of the State of New York without regard to conflict of law principles.

- <u>Interpretation</u>. Any dispute regarding the interpretation of this Agreement shall be submitted by the Participant or the Company to the Committee for review. The resolution of such dispute by the Committee shall be final and binding on the Participant and the Company.

- <u>Restricted Stock Units Subject to Plan</u>. This Agreement is subject to the Plan as approved by the Company's shareholders. The terms and provisions of the Plan as it may be amended from time to time are hereby incorporated herein by reference. In the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of the Plan will govern and prevail.

- <u>Employment Agreement Satisfaction</u>. The Participant agrees and acknowledges that this grant of Restricted Stock Units satisfies the Company's obligation under the Participant's Employment Agreement, in effect as of the date of this grant, to grant to the Participant Restricted Stock Units for [Year in which award is granted].

Exhibit 10.3

- <u>Successors and Assigns</u>. The Company may assign any of its rights under this Agreement. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein, this Agreement will be binding upon the Participant and the Participant's beneficiaries, executors, administrators and the person(s) to whom the Restricted Stock Units may be transferred by will or the laws of descent or distribution.

- <u>Severability</u>. The invalidity or unenforceability of any provision of the Plan or this Agreement shall not affect the validity or enforceability of any other provision of the Plan or this Agreement, and each provision of the Plan and this Agreement shall be severable and enforceable to the extent permitted by law.

- <u>Discretionary Nature of Plan</u>. The Plan is discretionary and may be amended, cancelled or terminated by the Company at any time, in its discretion. The grant of the Restricted Stock Units in this Agreement does not create any contractual right or other right to receive any Restricted Stock Units or other Awards in the future. Future Awards, if any, will be at the sole discretion of the Company. Any amendment, modification, or termination of the Plan shall not constitute a change or impairment of the terms and conditions of the Participant's employment with the Company.

- <u>Amendment</u>. The Committee has the right to amend, alter, suspend, discontinue or cancel the Restricted Stock Units, prospectively or retroactively; provided, that, no such amendment shall adversely affect the Participant's material rights under this Agreement without the Participant's consent.

- <u>Section 409A</u>. This Agreement is intended to comply with Section 409A of the Code or an exemption thereunder and shall be construed and interpreted in a manner that is consistent with the requirements for avoiding additional taxes or penalties under Section 409A of the Code. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with Section 409A of the Code and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A of the Code.

- <u>No Impact on Other Benefits</u>. The value of the Participant's Restricted Stock Units is not part of his normal or expected compensation for purposes of calculating any severance, retirement, welfare, insurance or similar employee benefit.

- <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Counterpart signature pages to this Agreement transmitted by facsimile transmission, by electronic mail in portable document format (.pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.

- <u>Acceptance</u>. The Participant hereby acknowledges receipt of a copy of the Plan and this Agreement. The Participant has read and understands the terms and provisions thereof, and accepts the Restricted Stock Units subject to all of the terms and conditions of the Plan and this Agreement. The Participant acknowledges that there may be adverse tax consequences upon the grant, vesting or settlement of the Restricted Stock Units or disposition of the underlying Shares and that the Participant has been advised to consult a tax advisor prior to such grant, vesting, settlement or disposition.

[signature page follows]

Exhibit 10.3

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Exhibit 10.9

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (together with its Exhibits, this "<u>Agreement</u>") by and between Chimera Investment Corporation (together with its successors and assigns, the "<u>Company</u>") and Miyun Sung ("<u>Executive</u>", and together with the Company, a "<u>Party</u>") is dated November 9, 2023 and effective as of the Effective Date (as defined below).

WITNESSETH:

WHEREAS, Executive wishes to be employed by the Company, and the Company wishes to employ Executive, under the terms and conditions described below, effective as soon as practicable after the date this Agreement is executed, and not later than November 9, 2023 (the actual date of the commencement of employment, the "<u>Effective Date</u>").

NOW THEREFORE, in consideration of the foregoing premises and the mutual agreements herein contained, the Parties agree as follows:

■   <u>Term of Employment.</u>

◦   The Company hereby employs Executive, and Executive hereby accepts employment with the Company, in the positions and with the duties and responsibilities as set forth in Section 2 below, subject to the terms and conditions of this Agreement.

•   The term of employment under this Agreement will commence on the Effective Date and: (i) will continue until the first anniversary of the Effective Date (the "<u>Initial Term</u>"); (ii) will be extended until the first December 31st that coincides with, or follows, the second anniversary of any Change in Control that occurs during the Term of Employment; and (iii) will be extended for an additional one year period (a "<u>Renewal Term</u>") on the last day of the Initial Term or of any extension of the Term of Employment pursuant to clause (ii) or this clause (iii), and on each subsequent anniversary thereof, unless either Party provides written notice of nonrenewal to the other Party not less than 90 days prior to the latest of the last day: of the Initial Term, of any extension of the Term of Employment pursuant to clause (ii), or of any Renewal Term (the Initial Term, together with each extension of the Term of Employment pursuant to clause (ii) and each Renewal Term, the "<u>Term of Employment</u>"); provided that, if the last day of the Term of Employment otherwise would occur during a Garden Leave (as defined below) period, the Term of Employment will continue through the end of such Garden Leave. The Term of Employment may also be terminated in accordance with Section 5 below.

a.   As a condition of employment, the Company must receive a completed background check with respect to Executive, which is satisfactory to the Company, before the Effective Date. In addition, as a condition of employment, Executive must maintain her brokerage accounts at institutions that are approved by the Company (unless such institution is exempt from such requirement as determined by the Company). If, as of the Effective Date, Executive's brokerage accounts do not meet the foregoing requirement, Executive shall have 30 days from the Effective Date to transfer her brokerage accounts to such approved institutions, unless waived by the Company's Chief Executive Officer (the "<u>CEO</u>"). If any of the requirements of this subsection (c) are not timely met, the Company may terminate this Agreement at its discretion, and Executive shall not be entitled to any severance payments or benefits or other compensation (other than any accrued payments and benefits described in Section 5(f) below) under this Agreement.

b.   <u>Position; Duties and Responsibilities.</u>

a.   During the Term of Employment, Executive will be employed as the Chief Legal Officer of the Company, reporting directly to the CEO. Executive will manage the legal affairs of the Company and have such other duties and responsibilities as are reasonably assigned to her by the CEO or the Board of Directors of the Company (the "<u>Board of Directors</u>") (not inconsistent in any significant respect with the duties and responsibilities typically assigned to the chief legal officer of a publicly-traded REIT).

Exhibit 10.9

1.   During the Term of Employment, Executive will, without additional compensation, also serve on the board of directors of, serve as an officer of, and/or perform such executive and consulting services for, or on behalf of, such subsidiaries or affiliates of the Company as the CEO or the Board of Directors may, from time to time, reasonably request. For purposes of this Agreement, the term "affiliate" will have the meaning ascribed thereto as of the Effective Date in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act").

i.   During the Term of Employment, Executive will serve the Company faithfully, diligently and to the best of her ability and will devote substantially all of her time and efforts to her employment and the performance of her duties under this Agreement. Nothing herein will preclude Executive from engaging in charitable and community affairs and managing her personal, financial and legal affairs, so long as such activities do not materially interfere with her carrying out her duties and responsibilities under this Agreement. Notwithstanding the foregoing, any service on civic, educational, philanthropic or charitable boards or committees shall be subject to prior approval by the CEO. During the Term of Employment, Executive shall perform her duties and responsibilities principally in New York City.

2.   <u>Compensation.</u>

o   <u>Base Salary</u>. During her employment with the Company, Executive will be entitled to receive an annualized base salary (the "<u>Base Salary</u>") of not less than $350,000. The Compensation Committee of the Board of Directors (the "<u>Compensation Committee</u>") may review Executive's Base Salary annually to determine whether increases are appropriate. Any such increased amount will thereafter be the "<u>Base Salary</u>" for all purposes. During Executive's employment with the Company, the Base Salary will not be decreased at any time, or for any purpose (including, without limitation for the purpose of determining payments and benefits under Section 5), without Executive's prior written consent.

o   <u>Incentive Compensation</u>.

▪   For each calendar year during the Term of Employment, Executive will be entitled to receive an annual cash bonus, payable in cash ("<u>Annual Cash Bonus</u>"), to the extent provided under this Agreement. Executive's Annual Cash Bonus for the 2023 calendar year will be equal to the product of (i) the number of days during the period commencing on the Effective Date and ending on December 31, 2023, divided by 365, and (ii) $650,000. The Annual Cash Bonus for the 2023 calendar year will be paid in cash between December 1, 2023 and January 30, 2024, subject (except as otherwise provided in this Agreement) to continued employment through December 31, 2023. For the 2024 calendar year and each subsequent calendar year during the Term of Employment, Executive's target Annual Cash Bonus shall be $250,000, which target may not be reduced during the Term of Employment without Executive's consent. The target Annual Cash Bonus may be increased by the Compensation Committee in its discretion, and any such increased amount will thereafter be the target Annual Cash Bonus for all purposes under the Agreement. The actual Annual Cash Bonus may be more or less than such target amount, based on achievement of the applicable performance metrics. The Annual Cash Bonus for the 2024 calendar year and each subsequent calendar year during the Term of Employment will be subject to such performance metrics and other terms as may be established annually by the Compensation Committee. All determinations with respect to any Annual Cash Bonus will be made by the Compensation Committee in good faith and in accordance with this Agreement. All such determinations will be final and binding on Executive and the Company.

▪   During the Term of Employment, starting with LTI grants for the 2024 calendar year, Executive shall be entitled to receive long-term incentive compensation consisting of grants in the form of restricted stock units ("<u>RSUs</u>") and/or performance stock units ("<u>PSUs</u>") granted under the Company's current Equity Incentive Plan (or its successor), as determined by the Compensation Committee (the "<u>LTI</u>") and as provided by this Agreement. Executive shall not receive an LTI grant for the 2023 calendar year. Executive's target annual LTI grant for the 2024 calendar year and each subsequent calendar year during the Term of Employment shall be $400,000, which target may not be reduced during the Term of Employment without Executive's consent. The target annual LTI amount may be increased by the Compensation Committee in its discretion, and any such increased amount will thereafter be the target annual LTI amount for all purposes under the Agreement. The annual LTI grants to

Exhibit 10.9

be made for the 2024 calendar year and for each subsequent calendar year during the Term of Employment will be subject to such performance metrics and other terms as may be established annually by the Compensation Committee. All determinations with respect to the LTI will be made by the Compensation Committee in good faith and in accordance with this Agreement. All such determinations will be final and binding on Executive and the Company.

        o   <u>Stock Ownership Requirements</u>. All shares of the Company's stock distributed to Executive by the Company will be subject to the stock ownership guidelines in effect for executives from time to time, as determined by the Board of Directors. Unless the stock ownership guidelines provide otherwise: vested shares under equity grants may not be transferred during Executive's employment with the Company unless the value of Executive's stock holdings in the Company (including shares of restricted stock, restricted stock units and deferred stock units) after the transfer exceeds three times Executive's Base Salary; and following the termination of Executive's employment with the Company, vested shares of equity awards may not be transferred unless the value of Executive's stock holdings in the Company (including shares of restricted stock, restricted stock units and deferred stock units) after the transfer exceeds three times Executive's Base Salary as of the date that Executive's employment with the Company terminates in accordance with the terms of this Agreement (the "<u>Termination Date</u>"), provided, however, that this sentence will no longer apply following the six-month anniversary of the Termination Date. For the avoidance of doubt, if the Company's stock ownership guidelines provide for different holding requirements or terms with respect to Executive, the stock ownership guidelines shall govern. Notwithstanding the foregoing, the restrictions of this subsection (c) will not prevent Executive from selling or directing the withholding of shares of the Company stock in accordance with, and subject to, Section 21 to satisfy income tax and employment tax obligations relating to the vesting, exercise, or settlement of equity grants to which the shares relate.

      •   <u>Employee Benefit Programs and Fringe Benefits</u>. During the Term of Employment, Executive will be entitled to five weeks of vacation per fiscal year (prorated for 2023 based on the number of days worked during that year) and will be eligible to participate in all employee benefit programs of the Company now or hereafter made available to the Company's salaried employees generally, as such programs may be in effect from time to time. The Company will reimburse Executive for any and all business expenses reasonably incurred by Executive in connection with her employment in accordance with applicable the Company policies.

      •   <u>Termination of Employment.</u>

        o   <u>Termination Due to Death or Disability</u>. If Executive's employment with the Company is terminated by reason of Executive's death or Disability, the Term of Employment will (if it has not yet already expired) terminate automatically and the Company will have no further obligations to Executive under this Agreement except for (x) any payments and benefits described in Section 5(f) below and (y) subject to the requirements of Section 5(i) below, amounts and benefits due pursuant to clauses (i) through (iv) of this Section 5(a).

        ▪   In the event Executive's employment with the Company is terminated during the Term of Employment by reason of Executive's Disability, the Company will reimburse Executive for 100% of the COBRA premiums incurred by Executive for Executive and her eligible dependents under the Company's health care plan during the 18-month period immediately following the Termination Date. Such reimbursement will be provided on the payroll date immediately following the date on which Executive remits the applicable premium payment and will commence within 60 days after the Termination Date; provided that the first payment will include any reimbursements that would have otherwise been payable during the period beginning on the Termination Date and ending on the date of the first reimbursement payment. Reimbursement payments will be treated as taxable compensation to Executive.

        ▪   Whether or not such termination of employment due to death or Disability occurs during the Term of Employment, any outstanding equity-based or other compensation that has been granted to Executive, and that vests solely on the basis of continued employment, will vest in full as of the

Exhibit 10.9

Termination Date and, with respect to RSUs, will be paid on the dates specified in the documents governing the awards.

▪ Whether or not such termination of employment due to death or Disability occurs during the Term of Employment, all of Executive's outstanding PSUs and other performance-vesting awards will continue to vest, subject only to the achievement by the Company of the applicable performance goals, in each case as though such termination of employment had not occurred, and will be paid on the date specified in the documents governing the awards.

▪ Whether or not such termination due to death or Disability occurs during the Term of Employment, Executive will receive a Pro-Rata Annual Cash Bonus (as defined in Section 5(b)(v) below), determined and paid as provided such subsection.

o <u>Termination By the Company Without Cause or By Executive with Good Reason (Other Than in Connection with a Change in Control)</u>. In the event Executive's employment with the Company is terminated (other than for death or Disability) (x) by the Company without Cause (other than within six months before, or 24 months after, a Change in Control), or (y) by Executive with Good Reason (other than within 24 months after a Change in Control), the Term of Employment will (if it has not already expired) terminate automatically and the Company will have no further obligations to Executive under this Agreement except for (x) any payments and benefits described in Section 5(f) below and (y) subject to the provisions of Section 5(i) below, the following payments and benefits:

▪ If such termination of employment occurs during the Term of Employment, Executive will be entitled to a cash severance amount equal to:

● 1.0 times her Base Salary as of the Termination Date, plus

● 1.0 times the greater of (x) her target Annual Cash Bonus (as set forth in Section 2(b)(i)) for the year in which the Termination Date occurs or (y) the average of the Annual Cash Bonus awarded (or due to be awarded) to Executive by the Company for the three most recent calendar years that ended on or before the Termination Date; provided that in the event Executive has not been eligible for an Annual Cash Bonus for at least three calendar years, the average will be based on the Annual Cash Bonus awarded (or due to be awarded) to Executive by the Company for the completed calendar years of employment since the Effective Date (the "<u>Average Cash Bonus</u>").

The severance amount will be paid in 12 equal monthly installments commencing within 60 days following the Termination Date, subject to the requirements of Section 409A of the Code ("<u>Section 409A</u>"); provided, however, that the first installment will include any unpaid installments for the period prior to commencement, and the final installment will be paid on or before the date that is 12 months after the Termination Date.

▪ Whether or not such termination of employment by the Company without Cause or by Executive with Good Reason occurs during the Term of Employment, any outstanding equity-based or other compensation that has been granted to Executive, and that vests solely on the basis of continued employment, will vest (and become exercisable) in full as of the Termination Date and, with respect to RSUs, will be paid on the date(s) specified in the documents governing the awards.

▪ Whether or not such termination of employment by the Company without Cause or by Executive with Good Reason occurs during the Term of Employment, all of Executive's outstanding PSUs and other performance-vesting awards will continue to vest, subject only to the achievement by the Company of the applicable performance goals, as though such termination of employment had not occurred, and will be paid on the date(s) specified in the documents governing the awards.

▪ If such termination of employment occurs during the Term of Employment, the Company will reimburse Executive for 100% of the COBRA premiums incurred by Executive for

Exhibit 10.9

Executive and her eligible dependents under the Company's health care plan during the 12-month period following the Termination Date. Such reimbursement will be provided on the payroll date immediately following the date on which Executive remits the applicable premium payment and will commence within 60 days after the Termination Date, subject to the requirements of Section 409A; provided that the first payment will include any reimbursements that would have otherwise been payable during the period beginning on the Termination Date and ending on the date of the first reimbursement payment. Reimbursement payments will be treated as taxable compensation to Executive.

▪ Whether or not such termination of employment by the Company without Cause or by Executive with Good Reason occurs during the Term of Employment, Executive will receive a portion of the Annual Cash Bonus that Executive would have earned for the calendar year in which her employment terminated, based on the degree to which the Company has attained any applicable Company-wide performance metrics for such year, with any discretionary or personal performance goals treated as having been attained at target. The portion of such Annual Cash Bonus to be received by Executive (a "Pro-Rata Annual Cash Bonus") shall be determined by multiplying the Annual Cash Bonus amount determined under the first sentence of this clause (v) by a fraction whose numerator is the number of days during the calendar year of termination that she was employed with the Company and whose denominator is 365 (or, in the event of such termination during the 2023 calendar year, such denominator shall be equal to the number of days from the Effective Date through the Termination Date). Any Pro-Rata Annual Cash Bonus will be paid in cash when the corresponding Annual Cash Bonus would have been paid to Executive for such year absent such termination but no later than March 15 of the immediately following year.

No termination of Executive's employment that is governed by this Section 5(b), or by Section 5(c), 5(d) or 5(m) below, will be deemed a breach of this Agreement, nor will it relieve either Party of its/his other obligations under this Agreement.

o Termination by the Company for Cause or Voluntary Termination by Executive. In the event that at any time Executive's employment with the Company is terminated (x) by the Company for Cause or (y) by Executive other than with Good Reason, due to Disability, or in a termination governed by Section 5(m) below, then (z) the Term of Employment will (if it has not already expired) terminate automatically and the Company will have no further obligations to Executive under this Agreement except for any payments and benefits described in Section 5(f).

o Garden Leave. Executive will provide a Notice of Termination to the Company no less than 90 days prior to any termination by her of her employment with the Company effective during the Term of Employment, and the Company will provide a Notice of Termination to Executive no less than 90 days prior to terminating Executive's employment effective during the Term of Employment (other than a termination for Cause); provided that the Company may elect to terminate the Garden Leave (as defined below) early as described below. During this 90-day notice period (the "Garden Leave"), Executive will (i) continue to make herself available to provide such services as the Company may reasonably request (provided only that such services are reasonably consistent with Executive's status as a senior executive of the Company) and (ii) continue to receive all payments and benefits to which she would otherwise be entitled, except that (notwithstanding anything in this Agreement or elsewhere to the contrary) in the event of a termination (x) by Executive other than with Good Reason, for Disability, or in a termination to which Section 5(m) applies, or (y) by the Company for Cause, Executive will not be eligible to earn any Annual Cash Bonus with respect to any calendar year that ends after the commencement of the Garden Leave. During the Garden Leave, the Company may require Executive to resign from any position with the Company, including without limitation any position Executive then holds as an officer, director or fiduciary of the Company or any Company-related entity, and/or remove any or all of Executive's duties or responsibilities, which will not constitute Good Reason or otherwise be deemed a violation of this Agreement. Executive agrees that she will not commence employment with any entity during the Term of Employment (including the Garden Leave). During the Garden Leave, Executive will take all steps reasonably requested by the Company to effect a successful transition of client and customer relationships to the person or persons designated by the Company. Notwithstanding the foregoing, the Company in its sole discretion may waive all or any portion of the Garden Leave by providing written notice to Executive accelerating the last day of the Garden Leave period and the Termination Date (provided that, if the termination of Executive's employment is on account of

Exhibit 10.9

termination by the Company without Cause or by Executive for Good Reason or due to Disability, pay in lieu of notice shall be paid for any remaining portion of the 90-day notice period). For the avoidance of doubt, no such shortening of the Garden Leave will be treated as a termination of Executive's employment by the Company without Cause or as giving Executive any basis for terminating her employment with Good Reason.

o   <u>Termination Related to Change in Control</u>. In the event Executive's employment with the Company is terminated (x) by the Company other than for Cause or Disability, and within six months before, or 24 months after, a Change in Control, or (y) by Executive with Good Reason and within 24 months after a Change in Control, then (z) the Term of Employment (if it has not already expired) will terminate automatically and the Company will have no further obligations to Executive under this Agreement except for (x) any payments and benefits described in Section 5(f) below, and (y) subject to the requirements of Section 5(i) below, the following payments and benefits:

▪   If such termination occurs during the Term of Employment, the Company will promptly pay to Executive a cash severance amount equal to:

- 2.0 times her Base Salary as of the Termination Date, plus

- 2.0 times the greater of (x) her target Annual Cash Bonus (as set forth in Section 2(b)(i)) for the year in which the Termination Date occurs or (y) the Average Cash Bonus.

Except as provided below, the severance amount shall be paid in a cash lump sum payment within 60 days following the Termination Date, subject to the requirements of Section 409A. If Executive's employment is terminated by the Company other than for Cause or Disability within six months before a Change in Control, as described above, the severance amount shall be calculated pursuant to Section 5(b)(i) and paid in the form of payment described in Section 5(b)(i) upon Executive's termination of employment before the Change in Control, and upon the Change in Control, Executive shall receive a lump sum cash payment equal to the excess of the severance amount payable under this Section 5(e)(i) over the severance amount previously paid to Executive pursuant to Section 5(b)(i), consistent with Section 409A (as defined below).

▪   Whether or not such termination of employment by the Company without Cause or by Executive with Good Reason occurs during the Term of Employment, all of Executive's outstanding equity-based and other awards that vest or become exercisable based solely on Executive's continued employment will vest (and become exercisable) in full as of the Termination Date. In addition, if such termination of employment occurs on or within 24 months after the Change in Control, (A) any such awards (*e.g.*, RSUs) that settle following vesting and that remain outstanding following such Change in Control will be settled within 60 days after the Termination Date, subject to the requirements of Section 409A, and (B) any such awards that are in the form of stock options or SARs and that remain outstanding following such Change in Control will remain exercisable until at least the earlier of (a) the 90th day following the Termination Date and (b) the date on which such option or SAR would have expired had Executive's employment not terminated.

▪   Whether or not such termination of employment by the Company without Cause or by Executive with Good Reason occurs during the Term of Employment, any of Executive's outstanding PSUs or other performance-vesting equity-based grants whose continued vesting after such Change in Control is based solely on continued employment (without regard to performance after such Change in Control) will vest in full as of the Termination Date (or as of the Change in Control, if later) and will be settled within 60 days after the Termination Date (or the Change in Control, if later), subject to the requirements of Section 409A. Any outstanding performance-vesting awards whose vesting after such Change in Control remains contingent on performance will continue to vest, subject only to attainment by the Company of the applicable performance goals.

▪   The Company will reimburse Executive for 100% of the COBRA premiums incurred by Executive for Executive and her eligible dependents under the Company's health care plan during the 18-month period following the Termination Date. Such reimbursement will be provided on the payroll date immediately following the date on which Executive remits the applicable premium payment

Exhibit 10.9

and will commence within 60 days after the Termination Date, subject to the requirements of Section 409A; provided that, the first payment will include any reimbursements that would have otherwise been payable during the period beginning on the Termination Date and ending on the date of the first reimbursement payment. Reimbursement payments will be treated as taxable compensation to Executive.

▪ Executive will receive a Pro-Rata Annual Cash Bonus, determined and paid as described in Section 5(b)(v) above.

o Other Payments and Benefits. Upon any termination of Executive's employment with the Company, in addition to the amounts and benefits (if any) under other sub-sections of this Section 5, Executive will be entitled to the following:

▪ prompt payment of any earned but unpaid portion of her Base Salary through the Termination Date and a prompt cash payment (determined based on Executive's per-business-day rate of Base Salary) in respect of vacation that is accrued but unused as of the Termination Date;

▪ any vested deferred compensation (including any interest accrued on or appreciation in value of such deferred amounts) in accordance with the documents governing such compensation;

▪ prompt reimbursement for business expenses reasonably incurred but not yet reimbursed by the Company in accordance with the Company's expense reimbursement policy as in effect from time to time;

▪ unless Executive's employment with the Company has been terminated by the Company for Cause, Executive will receive any earned but unpaid Annual Cash Bonus for any calendar year that ended prior to the Termination Date; and

▪ any other payment or benefit to which Executive is, or becomes, entitled under the then-applicable terms of any then-applicable written plan, program, agreement, corporate governance document, or other arrangement of the Company or any of its affiliates (collectively, "Company Arrangements"), including (without limitation) Section 8 of this Agreement.

o Payments Subject to Section 409A and Other Applicable Law.

▪ The Company and Executive intend that this Agreement will be interpreted and administered so that any amount or benefit payable hereunder will be paid or provided in a manner that is either exempt from or compliant with Section 409A, and thus does not incur any income inclusion, additional tax, or interest under Section 409A.

▪ Notwithstanding anything in this Agreement or elsewhere to the contrary, Executive will not be entitled to any payment or benefit pursuant to this Section 5 prior to the earliest date she is permitted to receive such payment or benefit without incurring income inclusion, additional tax, or interest under Section 409A. To the extent any payment or benefit is required to be delayed six months pursuant to the special rules of Section 409A related to "specified employees," each affected payment and benefit will be delayed until the first day of the seventh month following the Termination Date or, if earlier, within ten days following the date of Executive's death.

▪ Any installment payments or benefits under this Agreement or any other arrangement will be treated as a series of separate payments and benefits for purposes of Section 409A. Executive shall have no duties following the Termination Date that are inconsistent with her having had a "separation from service" under Section 409A on or before the Termination Date. Notwithstanding any other provision contained herein, if a Change in Control is not a change in ownership or control as defined for purposes of Section 409A and payment of the severance amount in a lump sum would trigger "additional tax" under Section 409A, then the severance amount under Section 5(e)(i) shall be paid in the form described in Section 5(b)(i).

Exhibit 10.9

▪   If Executive is entitled to any reimbursement of expenses or in-kind benefits that are includable in Executive's federal gross taxable income, the amount of such expenses reimbursable or in-kind benefits provided in any one calendar year will not affect the expenses eligible for reimbursement or the in-kind benefits to be provided in any other calendar year. Executive's right to reimbursement of expenses or in-kind benefits under this Agreement will (x) not be subject to liquidation or exchange for another benefit and (y) be made on or before the last day of Executive's taxable year following the year in which the expense was incurred.

▪   None of the Company, its affiliates or their respective directors, officers, employees or advisors will be held liable for any taxes, interest or other amounts owed by Executive as a result of the application of Section 409A or otherwise, provided (in the case of the Company only) that the Company has complied with the provisions of this Agreement, and of any other applicable Company Arrangement, concerning the timing of payments and benefits.

o   <u>No Mitigation; No Offset</u>. In the event of any termination of Executive's employment with the Company, she will be under no obligation to seek other employment or otherwise in any way to mitigate the amount of any payment or benefit provided for in this Section 5, and there will be no offset against amounts due to her under this Agreement on account of any remuneration attributable to any subsequent employment that she may obtain.

o   <u>Release; Compliance with Covenants</u>. The Company's obligation to make any payment or provide any benefit (other than the payments and benefits described in Section 5(f)) under Section 5(a), Section 5(b), Section 5(e), or Section 5(m) will be contingent upon, and is the consideration for, (A) Executive executing and delivering to the Company, within 45 days after the Termination Date, a general release (the "<u>Release</u>"), substantially in the form annexed hereto as <u>Exhibit A</u>, (B) such release becoming irrevocable in accordance with its terms and (C) Executive not having committed, prior to the date that such payment or benefit is due to be provided, a material breach of her obligations under Section 7, which breach has remained uncured for 10 days after the Company has given her written notice describing the breach in reasonable detail and requesting cure (provided that the Company shall not be required to provide an opportunity to cure if the Board of Directors determines in good faith that the breach is not curable within the 10-day cure period that would otherwise apply). In the event of a material breach of Executive's obligations under Section 7 without timely cure as described above, the Company may immediately cease all payments under Section 5(a), Section 5(b), Section 5(e), or Section 5(m), as applicable (other than the payments and benefits described in Section 5(f)), and the Company may immediately forfeit all outstanding equity awards held by Executive to the extent that such equity awards vested or would have vested pursuant to Section 5(a), Section 5(b), Section 5(e), or Section 5(m), as applicable (other than as described in Section 5(f)). In the event that either the 45-day period, or the 10-day period, referred to in the immediately preceding sentence span two calendar years, any payments or benefits that, but for clauses (A), (B) or (C), as applicable, of such sentence, would have been due to be provided during the first such calendar year will be delayed and paid to Executive on the first regular payroll date of the Company in such second calendar year (but in no event later than January 31 of such second calendar year but with respect to delays pursuant to clause (C) of the immediately preceding sentence only if then cured), if required by Section 409A, with any subsequent payments and benefits to be provided as if no such delay had occurred.

o   <u>Parachute Payments.</u>

▪   Notwithstanding anything in this Agreement or elsewhere to the contrary, in the event that any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (each, a "<u>Payment</u>"), would constitute an "excess parachute payment" within the meaning of Section 280G of the Code, the Company will reduce (but not below zero) the aggregate present value of the Payments under this Agreement to the Reduced Amount (as defined below), if reducing the Payments under this Agreement will provide Executive a Net After-Tax Benefit that exceeds her Net After-Tax Benefit if such reduction is not made. To the extent such Payments are required to be so reduced, they will be reduced in the following order and, to the extent applicable, in accordance with Section 409A of the Code, such that any such reduction does not result in Executive incurring any income inclusion, additional tax, or interest under Section

Exhibit 10.9

409A: (i) Payments that are payable in cash, with amounts that are payable last reduced first; (ii) Payments due in respect of any equity or equity derivatives included in such calculation at their full value under Section 280G (rather than their accelerated value), with amounts that are payable last reduced first; and (iii) Payments due in respect of any equity or equity derivatives included in such calculation at their accelerated value under Section 280G, with the highest per share values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24). If the same payment or benefit date applies to more than one payment or benefit within any of the foregoing categories, the reduction will apply to each such payment or benefit on a pro rata basis.

▪ The "Reduced Amount" will be an amount expressed in present value that maximizes the expected net after-tax present value of the Payments without causing any Payment under this Agreement to be subject to the Excise Tax. The term "Excise Tax" means the excise tax imposed under Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax. The term "Net After-Tax Benefit" means the present value (as determined in accordance with Section 280G(d)(4) of the Code) of the Payments net of all taxes imposed on Executive with respect thereto under Sections 1 and 4999 of the Code and under applicable state and local laws, determined by applying the highest marginal rate under Section 1 of the Code and under the state and local laws that applied to Executive's taxable income for the immediately preceding taxable year, or such other rate(s) as Executive certifies are likely to apply to her in the relevant tax year(s).

▪ All determinations to be made under this Section 5(j) will be made in the first instance by a nationally recognized public accounting or consulting firm, selected by the Company prior to the events that trigger the potential application of Section 280G, which firm (the "Auditor") will provide its determinations and any supporting calculations to both the Company and Executive within ten days after the events that trigger the potential application of Section 280G. All fees and expenses of the Auditor in performing the determinations referred to in this Section 5(j) will be borne solely by the Company.

▪ It is possible that after the Auditor makes its determinations under clause (iii) above, Executive will receive Payments that are, in the aggregate, either more or less than the Reduced Amount (hereafter referred to as an "Excess Payment" or "Underpayment", respectively). If it is determined by the Auditor upon request by Executive or the Company, by a final determination of a court, or by an Internal Revenue Service proceeding that has been finally and conclusively resolved, that an Excess Payment has been made, then Executive will refund the Excess Payment to the Company promptly on demand, together with an additional payment in an amount equal to the product obtained by multiplying the Excess Payment times the rate that is 120% of the applicable annual federal rate (as determined in and under Section 1274(d) of the Code), times a fraction whose numerator is the number of days elapsed from the date of Executive's receipt of such Excess Payment through the date of such refund and whose denominator is 365. If it is determined by the Auditor upon request by Executive or the Company, by arbitration under Section 19 below, or by a court of competent jurisdiction, that an Underpayment has occurred, the Company will pay an amount equal to the Underpayment to Executive within 10 days of such determination together with an additional payment in an amount equal to the product obtained by multiplying the Underpayment times the rate that is 120% of the applicable annual federal rate (as determined in and under Section 1274(d) of the Code) times a fraction whose numerator is the number of days elapsed from the date of the Underpayment through the date of such payment and whose denominator is 365.

o Resignation from Positions. Upon any termination of Executive's employment with the Company, Executive will be deemed to have resigned with immediate effect from any position she then holds as an officer, director or fiduciary of the Company or any Company-related entity. Executive will promptly execute and deliver to the Company any letters, documents and other instruments that the Company delivers to her and reasonably requests her to sign, and that are necessary or appropriate to effect such resignations.

o No Duplication. For the avoidance of doubt, Executive will in no event be entitled to duplicate payments or benefits under both Section 5(e) and Section 5(b).

Exhibit 10.9

o   <u>Terminations After Expiration of the Term of Employment Following Delivery of Notice of Nonrenewal of the Term of Employment by the Company</u>.

▪   <u>Termination by the Company</u>. The provisions of this Section 5(m)(i) shall apply in the event that (A) the Company provides Executive written notice of nonrenewal of the Term of Employment in accordance with Section 1(b) (other than for Cause), and (B) Executive's employment is terminated (other than for death or Disability) by the Company without Cause after the last day of the Term of Employment. In that event, subject to the provisions of Section 5(i), Executive will be entitled to a cash severance amount equal to 12 months of her Base Salary as of the Termination Date, in addition to the payments and benefits set forth in Sections 5(b)(ii), (iii) and (v) and Section 5(f). Such severance amount will be paid in 12 equal monthly installments commencing within 60 days following the Termination Date, subject to the requirements of Section 409A; provided, however, that the first payment will include any unpaid installments for the period prior to commencement, and the final installment will be paid on or before the date that is 12 months after the Termination Date. Notwithstanding the foregoing, if Executive's employment is terminated as described in this Section 5(m)(i) within 24 months following a Change in Control, such Base Salary amount will be payable to Executive in a cash lump sum instead of installments. Such lump sum shall be paid within 60 days following the Termination Date, subject to the requirements of Section 409A. If Executive's employment is terminated as described in this Section 5(m)(i) within six months before a Change in Control, when the Change in Control occurs, the excess of the severance amount payable under this Section 5(m)(i) over the severance amount previously paid to Executive pursuant to this Section 5(m)(i) shall be paid in a lump sum upon the Change in Control, consistent with Section 409A. The Company may require that Executive be on Garden Leave as described in Section 5(d) during the 90-day period following the Company's notice of termination. For the avoidance of doubt, in the event that the circumstances described in this Section 5(m)(i) occur, the Company shall have no further obligations to Executive other than as set forth in this Section 5(m)(i).

▪   <u>Termination by Executive</u>. The provisions of this Section 5(m)(ii) shall apply in the event that (A) the Company provides Executive written notice of nonrenewal of the Term of Employment in accordance with Section 1(b) (other than for Cause), (B) the Company does not offer Executive a successor employment agreement that is substantially equivalent to, or more favorable than, this Agreement (viewed in the aggregate) at least 10 days before the last day of the Term of Employment, and (C) Executive provides written notice of her resignation under this Section 5(m)(ii) no later than the seventh day after the last day of the Term of Employment. If Executive provides such notice, the Company shall have a 30-day period during which to cure Executive's grounds for termination, by offering Executive a successor employment agreement that is substantially equivalent to, or more favorable than, this Agreement (viewed in the aggregate). If the Company fails to cure, Executive's termination shall be effective 90 days after the date of Executive's written notice of such resignation, unless the Company designates an earlier termination date. The Company may require that Executive be on Garden Leave as described in Section 5(d) during the 90-day period following the date of Executive's written notice of resignation. In the event of a termination of employment under this Section 5(m)(ii), the Company will provide (x) any payments and benefits described in Section 5(f) above, and (y) subject to the provisions of Section 5(i) above, the payments and benefits set forth in Sections 5(b)(ii), (iii) and (v). For the avoidance of doubt, in the event that the circumstances described in this Section 5(m)(ii) occur, the Company shall have no further obligations to Executive other than as set forth in this Section 5(m)(ii).

o   <u>Qualifying Retirements</u>. Notwithstanding anything in this Agreement or elsewhere to the contrary, if Executive terminates her employment with the Company (with or without Good Reason) or the Company terminates her employment without Cause, in each case, at any time after Executive has attained age 55 and the sum of her age plus her years of service with the Company and its predecessors (including, without limitation, Fixed Income Discount Advisory Company ("<u>FIDAC</u>")) during the time that FIDAC was the external manager of the Company) (including, in each case, fractional years) equals or exceeds 65 as of the Termination Date, and she has at least five years of service with the Company and its predecessors as of the Termination Date, then the Company will provide (without duplication and without limiting the benefits provided under the foregoing Sections, if applicable) (x) any payments and benefits described in Section 5(f) above and (y) subject to the provisions of Section 5(i) above, the payments and benefits described in Sections 5(b)(ii), (iii), and (v).

Exhibit 10.9

•   <u>Definitions</u>. For purposes of this Agreement, the following terms will be defined as set forth below:

    o   "<u>Cause</u>" means Executive's (i) conviction, or entry of a guilty plea or a plea of nolo contendere with respect to, a felony, a crime of moral turpitude or any crime committed against the Company, other than traffic violations; (ii) engagement in willful misconduct, gross negligence, or fraud, embezzlement, or misappropriation relating to significant amounts occurs in connection with the performance of her duties under this Agreement; (iii) failure to follow any lawful directive of the CEO or the Board of Directors; (iv) material breach of Section 7 of this Agreement; (v) chronic or persistent substance abuse that materially and adversely affects her performance of her duties under this Agreement; or (vi) material breach of this Agreement (other than Section 7) resulting in material and demonstrable economic injury to the Company. No act or omission to act by Executive will be deemed "willful" if conducted in good faith or with a reasonable belief that such act or omission was in, or not opposed to, the best interests of the Company. No termination of Executive's employment for Cause shall be effective as a termination for Cause unless the following provisions of this Section 6(a) have first been complied with. The Board of Directors shall give Executive written notice of its intention to terminate her employment for Cause, such notice (the "<u>Cause Notice</u>") (x) to state in reasonable detail the circumstances that constitute the grounds on which the proposed termination for Cause is based and (y) to be given no later than the later of (i) the 90th day after the Board of Directors first becomes aware of such circumstances or (ii) the 10th day after the Board of Directors completes (with reasonable diligence) its investigation as to whether Cause exists. If the Board of Directors determines that the grounds on which the proposed termination for Cause is based are subject to cure, Executive shall have 10 days after receiving such Cause Notice in which to fully cure such grounds. If she fails to timely and fully cure such grounds, Executive shall then be entitled to a hearing before the Board of Directors. Such hearing shall be held and completed within 25 days after she received such Cause Notice, provided that she requests such hearing within 10 days after receiving such Cause Notice. If, within 10 days following such hearing (if timely requested), and otherwise within 20 days after she received such Cause Notice, the Board of Directors gives written notice to Executive confirming that, in the judgment of at least a majority of the members of the Board of Directors, Cause for terminating her employment on the basis set forth in the original Cause Notice still exists, her employment shall thereupon be terminated for Cause. During the period between the delivery of a Cause Notice and expiration of the time within which the Board of Directors is required to confirm that "Cause" as set forth in such notice exists, the Board of Directors may suspend some or all of Executive's duties, responsibilities and positions with the Company and Company-related entities, and such suspension will not constitute Good Reason or otherwise be deemed a violation of this Agreement.

    o   "<u>Change in Control</u>" means the occurrence of any one of the following events to the extent such event also constitutes a "change in control event" for purposes of Section 409A:

    ▪   any "person," as such term is used in Sections 13(d) and 14(d) of the Act (other than the Company, any of its subsidiaries, or any trustee, fiduciary or other person or entity holding securities under any employee benefit plan or trust of the Company or any of its subsidiaries) together with all affiliates and "associates" (as such term is currently defined in Rule 12b-2 under the Act) of such person, becomes the "beneficial owner" (as such term is currently defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing 40% or more of the combined voting power of the Company's then outstanding securities having the right to vote in an election of the Board of Directors ("<u>voting securities</u>"); or

    ▪   persons who, as of the Effective Date, are members of the Board of Directors (the "<u>Incumbent Directors</u>") cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board of Directors, provided that any person becoming a member of the Board of Directors subsequent to the Effective Date whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors will, for purposes of this Agreement, be considered an Incumbent Director; or

    ▪   there occurs (A) any consolidation or merger of the Company or any subsidiary where the stockholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, and in substantially the same proportions that they

Exhibit 10.9

beneficially owned shares of the Company immediately prior to the consolidation or merger, securities representing in the aggregate 60% or more of the combined voting power of the then outstanding securities of the entity issuing cash or securities in the consolidation or merger (or of its ultimate parent entity, if any), (B) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the business or assets of the Company (other than to an entity 60% or more of whose voting power is represented by securities beneficially owned, in substantially the same proportions that they beneficially owned shares of the Company immediately before such transfer, by the persons or entities that beneficially owned shares of the Company immediately before such transfer) or (C) any liquidation or dissolution of the Company.

Notwithstanding the foregoing, a "Change in Control" will not be deemed to have occurred for purposes of the foregoing clause solely as the result of an acquisition of its own voting securities by the Company which, by reducing the number of voting securities outstanding, increases the proportionate voting power represented by the voting securities beneficially owned by any person or entity to 40% or more of the combined voting power of all then outstanding voting securities, provided that any subsequent acquisition of additional voting securities by such person or entity, when such person or entity beneficially owns voting securities representing 40% or more of the combined voting power of all then outstanding voting securities, shall by itself constitute a Change in Control.

o "Code" means the Internal Revenue Code of 1986, as amended.

o "Disability" means Executive's inability, for a period of six consecutive months, to render substantially the services provided for in this Agreement by reason of mental or physical disability, whether resulting from illness, accident or otherwise, provided that such inability also constitutes "disability" for purposes of Section 409A.

o "Good Reason" means the occurrence of any of the following events without Executive's prior written consent:

▪ any material diminution in Executive's duties or responsibilities;

▪ any relocation of Executive's principal place of employment to a place other than New York City (or, following a Change in Control, the Borough of Manhattan);

▪ any failure of the Company to pay or provide to Executive, when due, any material payment or benefit owed to her; or

▪ any material failure by the Company to honor any of its material obligations to Executive.

For Good Reason to exist on the basis of an event, Executive must have provided written notice of such event to the Company within 90 days after she first learned of its occurrence; the Company must have failed to fully cure such event within 30 days after it received such notice; and Executive must have provided to the Company, within 30 days following the expiration of such cure period, written notice of her decision to terminate her employment, which termination shall be effective 90 days after the date of Executive's initial written notice of the Good Reason event, unless the Company agrees to an earlier termination date. The Company may require that Executive be on Garden Leave as described in Section 5(d) during the 90-day period following the date of Executive's initial written notice of the Good Reason event.

o "Notice of Termination" means any written notice, delivered by either Party to the other, that Executive's employment with the Company will terminate.

• Covenants.

o Confidentiality Restrictions. Executive agrees at all times during her employment with the Company and thereafter, to hold in strictest confidence, and not to use, or disclose to any person, firm or corporation, any confidential or proprietary information of the Company ("Confidential

Exhibit 10.9

Information"), except as otherwise provided in this Section 7. Confidential Information includes, without limitation: client or customer lists, identities, contacts, business and financial information; investment strategies; pricing information or policies, fees or commission arrangements of the Company; marketing plans, projections, presentations or strategies of the Company; financial and budget information of the Company; personnel information, personnel lists, resumes, personnel data, organizational structure, compensation and performance evaluations; information regarding the existence or terms of any agreement or relationship between the Company and any other party; information developed by Executive during her employment with the Company; and any other information of whatever nature that gives to the Company an opportunity to obtain an advantage over its competitors who or which do not have access to such information, in each case to the extent that such information is confidential or proprietary. Confidential Information developed by Executive during her employment with the Company will be subject to the terms and conditions of this Agreement as if the Company had furnished such Confidential Information to Executive in the first instance. Confidential Information does not include any of the foregoing items that have become publicly known and through no wrongful act of Executive or a third party.

o   <u>Exceptions.</u>

▪   Nothing in this Agreement or elsewhere shall prevent Executive from: (i) using and disclosing documents and information in connection with the good faith performance of her duties for the Company or any of its affiliates; (ii) cooperating with, or participating in, any investigation conducted by any governmental agency; (iii) making truthful statements, or disclosing documents and information, (x) to the extent reasonably necessary in connection with any litigation, arbitration or mediation involving Executive's rights or obligations under this Agreement or otherwise in connection with her employment with the Company (or the termination of such employment) or (y) when required by law, by legal process or by any court, arbitrator, mediator or legislative body (including any committee thereof) with actual or apparent jurisdiction to order Executive to make such statements or to disclose such documents and information, provided that Executive both gives the Company advance notice of any such disclosure to the extent legally allowable and cooperates (at the Company's sole expense) in good faith with any effort the Company may make to seek a protective order concerning the confidentiality of any such disclosure; (iv) retaining, and using appropriately (*e.g.*, not in connection with violating any non-competition or non-solicitation restriction), documents and information relating to her personal rights and obligations and her rolodex (and electronic equivalents); (v) disclosing her post-employment restrictions in confidence in connection with any potential new employment or business venture; (vi) disclosing documents and information in confidence to any attorney, financial advisor, tax preparer, or other professional for the purpose of securing professional advice; or (vii) using and disclosing documents and information at the request of the Company or its attorneys or agents.

▪   Nothing in this Agreement or elsewhere shall prohibit or restrict Executive from initiating communications directly with, responding to any inquiry from, providing testimony before, providing confidential information to, reporting possible violations of law or regulation to, or filing a claim or assisting with an investigation directly with a self-regulatory authority or a government agency or entity, including the Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Department of Justice, the Securities and Exchange Commission, Congress, any agency Inspector General or any other federal, state or local regulatory authority, or from making other disclosures that are protected under the whistleblower provisions of state or federal law or regulation. Executive does not need the prior authorization of the Company to engage in conduct protected by this subsection, and Executive does not need to notify the Company that Executive has engaged in such conduct. Please take notice that federal law provides criminal and civil immunity to federal and state claims for trade secret misappropriation to individuals who disclose trade secrets to their attorneys, courts, or government officials in certain, confidential circumstances that are set forth at 18 U.S.C. §§ 1833(b)(1) and 1833(b)(2), related to the reporting or investigation of a suspected violation of the law, or in connection with a lawsuit for retaliation for reporting a suspected violation of the law.

o   <u>Former Employer Information</u>. Subject to Section 7(b), Executive agrees that she will not, during and in connection with her employment with the Company, use or disclose any proprietary information or trade secrets of any former or concurrent employer or other person or entity and that she will not bring into the premises of the Company any unpublished document or proprietary information

Exhibit 10.9

belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity**.**

o   <u>Third Party Information</u>. Subject to Section 7(b), Executive recognizes that the Company has received, and in the future will receive, from third parties their confidential or proprietary information subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. Executive agrees to treat all such information as Confidential Information.

o   <u>Mutual Non-Disparagement</u>. Executive acknowledges that any disparaging comments by her against the Company are likely to substantially depreciate the business reputation of the Company. Subject to Section 7(b), Executive therefore agrees that she will not directly or indirectly defame, disparage, or publicly criticize the services, business, integrity, veracity or reputation of the Company or its officers, directors, or employees in any forum or through any medium of communication. The Company agrees that, upon termination of Executive's employment, the Company will direct its senior management team and the members of the Board of Directors not to, directly or indirectly, defame, disparage, or publicly criticize the integrity, veracity, or reputation of Executive.

o   <u>Restrictive Covenants.</u>

▪   <u>Conflicting Employment</u>. Executive agrees that, during her employment with the Company, she will not engage in any other employment, occupation, consulting or other business activity related to the business in which the Company is now involved or becomes involved during such employment, nor will she engage in any other activities that conflict with her obligations or responsibilities to the Company.

▪   <u>Returning Company Documents and Property</u>. Executive agrees that, at the time she leaves the employ of the Company, or at any other time at the Company's reasonable request, she will deliver to the Company (and will not keep in her possession, recreate or deliver to anyone else) any and all software, devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, Confidential Information, other documents or property, or reproductions of any aforementioned items developed by her pursuant to her employment with the Company or otherwise belonging to the Company. To the extent Executive has retained any Company property or Confidential Information on any electronic or computer equipment belonging to her or under her control, Executive agrees to so advise the Company and to permanently delete all such property or Confidential Information and all copies, and to allow the Company reasonable access to such equipment for purposes of permanently deleting all such property or Confidential Information. In the event of any termination of Executive's employment with the Company, Executive agrees to provide such written assurances of her compliance with this Section 7(f)(ii) as the Company may reasonably request.

▪   <u>Notification to New Employer</u>. During Executive's employment with the Company and for 12 months thereafter, Executive will advise the Company of any new employer of her, or any other person or entity for whom she may perform services, either before or within three (3) days after accepting an offer to work for such employer or other person or entity. Executive hereby agrees to notify, and grants consent to notification by the Company to, any new employer, or other person or entity for whom she may perform services, of her obligations under this Section 7 and under Section 5(d) above (relating to "Garden Leave").

▪   <u>Solicitation of Employees</u>. During her employment with the Company and for 12 months thereafter, Executive will not, either directly or indirectly, for herself or for any other person or entity:

•   solicit, induce, recruit or encourage any of the Company's employees, consultants, independent contractors or any person who provides services to the Company to terminate or reduce their employment or other relationship with the Company,

Exhibit 10.9

- hire any individual who is (or was within the six (6) months immediately preceding such hiring) an employee, exclusive consultant, or exclusive independent contractor of the Company, or

- attempt to do any of the foregoing.

▪ <u>Solicitation of Customers</u>. During her employment with the Company and for 12 months thereafter, Executive will not, either directly or indirectly, (i) solicit, entice, or induce any Customer for the purpose of providing, or provide, products or services that are competitive with the products or services provided by the Company, or (ii) solicit, entice, or induce any Customer to terminate or reduce its business with (or refrain from increasing its business with) the Company. As used in this subsection (f)(v) of this Section 7, "<u>Customer</u>" means any person or entity to which the Company provided products or services (or was invested in products offered by the Company), and with which Executive had contact on behalf of the Company or about whom Executive possesses Confidential Information, within the last 12 months of her employment with the Company.

▪ <u>Noncompetition</u>. During her employment with the Company and for 12 months thereafter, Executive will not, either directly or indirectly:

- have any ownership interest in, or participate in the financing, operation, management or control of, any Competitor (as defined below); or

- engage in or perform services (whether as an employee, consultant, proprietor, partner, director or otherwise) for any Competitor, if such services either (i) are the same as or similar to (individually or in the aggregate) the services Executive performed for the Company during her employment with the Company, or (ii) are performed with respect to products or services of the Competitor that are competitive with the products or services provided by the Company with which Executive was involved during her employment with the Company or about which Executive received or possessed Confidential Information during her employment with the Company.

▪ As used in subsection (f)(vi) of Section 7, "<u>Competitor</u>" means any person or entity that competes with the Company and that is (i) a mortgage REIT, (ii) an entity or person engaged in any element of acquiring mortgage backed securities, including any private or public investment firm or broker dealer whose business strategy is based on or who engages in the trading, sales, investment or management of mortgage backed securities, or (iii) an entity or person that manages or advises (including as an external advisor) either a mortgage REIT or an entity or person engaged in any element of acquiring mortgage backed securities, including any private or public investment firm or broker dealer whose business strategy is based on or who engages in the trading, sales, investment or management of mortgage backed securities. The restrictions set forth in subsection (f)(vi) of this Section 7 will apply within or with respect to the United States and any other country in which the Company is then engaged in business. Executive acknowledges that the Company's technology and products have worldwide application, including without limitation over the Internet and that such geographic scope is therefore reasonable. It is agreed that ownership of no more than 2% of the outstanding voting stock of a publicly traded entity will not constitute a violation of subsection (f)(vi) of this Section 7. It will not be a breach of subsection (f)(vi) of this Section 7 for Executive to engage in the private practice of law at a private law firm following a termination of her employment for any reason, whether or not such practice relates to or includes services performed for a client of such law firm that is a Competitor, provided that Executive is only providing legal services to any such Competitor.

▪ <u>Corporate Opportunities</u>. Executive agrees that, during her employment with the Company and for 12 months thereafter, Executive will not use, for her own personal gain or benefit, opportunities discovered in the course of her employment. In addition, if during her employment with the Company Executive is approached about or otherwise become aware of a potential investment or other business transaction that may be appropriate for the Company, Executive will not take that opportunity for herself, will (if warranted) bring it to the Board of Directors' attention, and will not share

Exhibit 10.9

or disclose it to any third party, without either (x) the Board of Directors' permission or (y) a good faith belief that sharing or disclosing it is in, or not opposed to, the Company's best interests.

    o   <u>Cooperation with Respect to Litigation</u>. During the Term of Employment and at all times thereafter, Executive agrees to give written notice to the Company of any third-party claim against the Company promptly after becoming aware of such claim, and cooperate with the Company, in good faith and upon reasonable request by the Company, in connection with any pending, potential or future claim, investigation or action that directly or indirectly relates to any action, event or activity about which Executive may have knowledge in connection with or as a result of her employment by the Company. Such cooperation will include all assistance that the Company, its counsel or representatives may reasonably request, including reviewing documents, meeting with counsel, providing factual information and material, and appearing or testifying as a witness, in each case consistent with Executive's other obligations under this Agreement and with her other personal and professional commitments after the Termination Date; provided, however, that the Company will promptly pay, or reimburse Executive for, any reasonable expense that she incurs in connection with any cooperation under this Section 7(g).

    o   <u>Remedies.</u>

    ▪   Executive acknowledges and agrees that the restrictions set forth in this Section 7 are critical and necessary to protect the Company's legitimate business interests; are reasonably drawn to this end with respect to duration, scope, and otherwise; are not unduly burdensome; are not injurious to the public interest; and are supported by adequate consideration. Executive agrees that it would be impossible or inadequate to measure and calculate the Company's damages from any breach of the restrictions set forth in this Section 7. Accordingly, Executive agrees that if she breaches or threatens to breach any such restriction, the Company will have available, in addition to any other right or remedy available, the right to seek an injunction from a court of competent jurisdiction restraining such breach or threatened breach and to specific performance of such restriction. Executive further agrees that no bond or other security will be required in obtaining such equitable relief. Executive further acknowledges and agrees that (x) any claim she may have against the Company, whether under this Agreement or otherwise, will not (except as otherwise expressly provided in Section 7(h)(v) below) be a defense to enforcement of the restrictions set forth in this Section 7, (y) the circumstances of the termination of her employment with the Company will have no impact on her obligations under this Section 7, and (z) this Section 7 is enforceable by the Company, and its subsidiaries, its affiliates, and its permitted successors and assigns.

    ▪   Executive, and the Company, agree and intend that Executive's obligations under any subsection of this Section 7 (to the extent not perpetual) be tolled during any period that Executive is in material breach of any of the obligations in such subsection, so that the Company is provided with the full benefit of the restrictive period set forth in such subsection; provided that the extension by tolling for any subsection shall not exceed 12 months in the aggregate.

    ▪   Executive also agrees that, in addition to any other remedies available to the Company, in the event Executive breaches, in any material respect and without timely cure, any of her obligations under this Section 7, the Company shall also be entitled to the remedy described in Section 5(i) above.

    ▪   Executive and the Company further agree that, in the event that any provision of this Section 7 is determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, that provision will be deemed to be modified to permit its enforcement to the maximum extent permitted by law. The prevailing party in any action or proceeding under Section 7(h)(i) will be entitled to prompt reimbursement of all expenses (including, without limitation, attorney fees) that such party reasonably incurred in connection with such action or proceeding. It is also agreed that each of the Company's affiliates will have the right to enforce all of Executive's obligations to that affiliate under this Agreement, including without limitation pursuant to this Section 7.

    ▪   In the event that (A) the Company or any of its affiliates is, on or after the Termination Date, in material breach of any of its material obligations to Executive under this Agreement, (B) Executive provides written notice to the Company describing such breach in reasonable detail and

Exhibit 10.9

requesting cure, within 30 days after she learns of the occurrence of such breach, (C) the Company does not cure such breach within 30 days after receipt of such notice, then the restrictions (relating to competition and solicitation of customers) that are set forth in Sections 7(f)(v) and 7(f)(vi) will immediately become null and void. For the avoidance of doubt, the Company and its affiliates will not be considered in breach of their obligations under this Agreement for purposes of this Section 7(h)(v) by reason of the Company or an affiliate exercising its rights under this Agreement in the event of a breach of this Agreement by Executive.

• Indemnification. The Company will indemnify Executive, to the fullest extent permitted by Maryland law as amended from time to time, against any and all costs, expenses, liabilities and losses (including, without limitation, attorneys' fees, judgments, fines, penalties, ERISA excise taxes and amounts paid in settlement) actually and reasonably incurred by Executive in connection with any action, suit or proceeding, whether civil, criminal, administration, investigative, formal, informal or other (each, a "Proceeding"), provided that Executive's involvement in such Proceeding relates to her positions with, or services for, the Company or any of its affiliates. Expenses incurred by Executive in connection with any such Proceeding will be paid, or reimbursed by the Company, promptly upon receipt by the Company of (i) a written affirmation of Executive's good faith belief that Executive is entitled to indemnification by the Company pursuant to this Section 8 with respect to such expenses and proceeding, (ii) a written undertaking by Executive, or on Executive's behalf, to and in favor of the Company, wherein Executive agrees to repay the amount if Executive is determined not to have been entitled to indemnification under this Section 8 and (iii) reasonable supporting documentation demonstrating that the expenses have been incurred. While Executive is an officer of the Company, and for six years thereafter, the Company (or any successor thereto) will provide comprehensive coverage under its officers and directors insurance policy (or policies) on substantially the same terms and levels that it then provides coverage to its senior executive officers and/or to members of the Board of Directors, at the Company's sole cost. Nothing in this Agreement shall limit any right that Executive may have in respect of indemnification, advancement, or liability insurance coverage under any other Company Arrangement. Notwithstanding the foregoing, in no event shall the foregoing indemnification apply to any costs, expenses, liabilities or losses resulting from Executive's engaging in conduct that constitutes Cause**.**

• Clawback Policy. Executive agrees that all bonuses, equity compensation and other incentive compensation provided by the Company will be subject to any clawback policy applying to senior executives of the Company generally that is implemented by the Board of Directors from time to time.

• Inventions.

o Assignment of Inventions. Executive acknowledges that, during her employment by the Company, Executive may be expected to undertake creative work, either alone or jointly with others, which may lead to inventions, ideas, original works of authorship, developments, concepts, improvements, trade secrets or other intellectual property rights, in each case, whether or not patentable or registrable under patent, copyright or similar laws and including, in each case, tangible embodiment of any of the foregoing ("Inventions"). Executive hereby agrees that any Invention that is created by her during her employment by the Company and that is related to the actual or prospective business of the Company or that results from work performed by Executive for the Company (whether or not on the Company's premises or using the Company's equipment and materials or during regular business hours) ("Company Inventions") will be a work-for-hire and will be the sole and exclusive property of the Company and, to the extent such Company Inventions are not a work-for-hire, Executive hereby assigns to the Company Investment Corporation all of her right, title and interest in and to any and all such Company Inventions. In addition, any Inventions created within three years after the termination of Executive's employment by the Company which are based upon or derived from Confidential Information or Company Inventions will be the sole and exclusive property of the Company and Executive hereby assigns to the Company all of her right, title and interest in and to any and all such Company Inventions. Nothing in the preceding sentence will be construed to limit Executive's obligations under Section 10 of this Agreement.

o Further Assistance. Executive agrees to assist the Company, or its designee, upon reasonable request and at the sole expense of the Company or its designee, whether during her

Exhibit 10.9

employment with the Company or thereafter, in every proper way to secure the Company's, or designee's, rights in the Company Inventions and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, including disclosing to the Company or designee all pertinent information and data with respect thereto, executing, or causing to be executed, all applications, specifications, oaths, assignments and other instruments which the Company or designee reasonably deems necessary in order to apply for and obtain such rights and in order to assign and convey to the Company or designee the sole and exclusive rights, title and interest in and to such Company Inventions and any copyrights, patents, mask work rights or other intellectual property rights relating thereto. If the Company, or its designee, is unable because of Executive's mental or physical incapacity or for any other reason to secure Executive's signature to apply for or to pursue any application for any United States or foreign patents, copyright registrations or other registrations covering Company Inventions, then Executive hereby irrevocably designates and appoints the Company, or its designee, and its duly authorized officers and agents as her agent and attorney in fact, to act for and in her behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent or copyright registrations thereon with the same legal force and effect as if executed by her, in each case at no expense to Executive. Executive understands and acknowledges that this appointment is coupled with an interest and survives her death or incompetence.

o   <u>Moral Rights</u>. To the extent not assignable, Executive hereby waives, to the extent permitted by applicable law, any and all claims she may now or hereafter have in any jurisdiction to all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as "moral rights" with respect to all Company Inventions.

o   <u>No License</u>. Executive understands and acknowledges that this Agreement does not grant her, and will not be construed to grant her, any license or right of any nature with respect to any Company Inventions or Confidential Information, other than as expressly set forth in this Agreement.

•   <u>Assignability; Binding Nature</u>. This Agreement will inure to the benefit of the Company and Executive and their respective successors, heirs (in the case of Executive) and assigns. No rights or obligations of the Company under this Agreement may be assigned or transferred by the Company except that any such rights or obligations may be assigned or transferred by the Company pursuant to a merger or consolidation in which the Company is not the continuing entity, or the sale or liquidation of all or substantially all of the assets of the Company, provided that in each case the assignee or transferee is the successor to all or substantially all of the business and assets of the Company and such assignee or transferee assumes the liabilities, obligations and duties of the Company, as contained in this Agreement, either contractually or as a matter of law. This Agreement will not be assignable by Executive; provided however that, in the event of Executive's death or a judicial determination of her incapacity, references to Executive in this Agreement will be deemed, where appropriate, to be references to her heirs, estate, beneficiaries, executor or other legal representative.

•   <u>Representation</u>. The Company and Executive each represent and warrant that it or she is fully authorized and empowered to enter into this Agreement and that its or her entering into this Agreement, and the performance of its or her obligations under this Agreement, will not violate any document to which it or she is a party or by which it or she is bound.

•   <u>Entire Agreement; Inconsistency</u>. This Agreement contains the entire agreement between the Company and Executive concerning the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between them with respect thereto (including, without limitation, that certain offer letter between the Company and Executive dated October 16, 2023). In the event of any inconsistency between this Agreement and any other Company Arrangement, whether applicable on the date of this Agreement or at any time thereafter, this Agreement will, to the extent more favorable to Executive, control unless Executive otherwise agrees in a signed writing that specifically identifies the provisions of this Agreement whose control she is waiving.

•   <u>Amendment or Waiver</u>. This Agreement can only be changed, modified or amended in a writing that is signed by both Executive and the Company and that specifically identifies the provision(s) of this Agreement that are being changed, modified or amended. No waiver by either the Company or Executive at any time of any breach by the other Party of any condition or provision of this Agreement

Exhibit 10.9

will be deemed a waiver of a similar or dissimilar condition or provision at the same or at any prior or subsequent time. Any waiver must be in writing and signed by Executive or a specifically authorized officer of the Company, as the case may be.

•   Severability. In the event that any provision or portion of this Agreement is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement will be unaffected thereby and will remain in full force and effect to the fullest extent permitted by law.

•   Reasonableness. To the extent that any provision or portion of this Agreement is determined to be unenforceable by a court of law or equity, or by any arbitration panel, that provision or portion of this Agreement will nevertheless be enforceable to the extent that such court or panel determines is reasonable.

•   Survivorship. The respective rights and obligations of the Parties will survive any termination of the Term of Employment, or of Executive's employment with the Company, to the extent necessary to the intended preservation of such rights and obligations. For the avoidance of doubt, the covenants in Section 7 and the indemnification and insurance provisions of Section 8 of this Agreement will survive any termination of the Term of Employment or of Executive's employment with the Company.

•   Governing Law. This Agreement, the rights and obligations of the Parties under it, and any claims or disputes relating thereto will be governed by and construed in accordance with the laws of the State of New York (without regard to its choice of law provisions), other than rights and obligations (and related claims and disputes) under Section 8 (Indemnification), which will be governed by Maryland law.

•   Resolution of Disputes. Any claim arising out of or relating to this Agreement, any other agreement between the Parties, Executive's employment with the Company, or any termination thereof will (except to the extent otherwise provided in Section 7(h)(i) with respect to certain requests for injunctive relief) be resolved by binding confidential arbitration, to be held in the Borough of Manhattan in New York City, before a panel of three arbitrators, in accordance with the employment dispute rules of the American Arbitration Association and this Section 19. Any award rendered by the panel will be accompanied by a written opinion setting forth in reasonable detail the basis for the award, and any such award may be entered in a court having jurisdiction thereof.

•   Notices. Any notice, consent, demand, request, or other communication given to any person or entity in connection with this Agreement shall be in writing and will be deemed to have been given to such person or entity (i) when delivered personally to such person or entity, (ii) five days after being sent by prepaid certified or registered mail, or two days after being sent by a nationally recognized overnight courier, to the address specified below for such person or entity (or to such other address as such person or entity shall have specified by 10 days advance notice given in accordance with this Section 20), or (iii) in the case of the Company only, on the first business day after it is sent by facsimile to the facsimile number set forth below (or to such other facsimile number as has been specified on 10 days' advance notice given in accordance with this Section 20), with a confirmatory copy sent by certified or registered mail or by overnight courier in accordance with this Section 20.

    If to the Company: Chimera Investment Corporation
                           630 Fifth Ave., Ste 2400
                           New York, NY 10111
                           Attn: Corporate Secretary
                           Fax #: (212) 918-3459
                           Email: fei.wang@chimerareit.com

    If to Executive: The address of her principal residence as it appears in the Company records,
                           with a copy to her (during her employment with the Company) at her
                           principal office at the Company

Exhibit 10.9

If to a beneficiary of Executive: The address most recently specified by Executive or her beneficiary.

•   <u>Withholding</u>. The Company will be entitled to withhold from any amounts payable under this Agreement any federal, state, local or foreign withholding or other taxes or charges which the Company reasonably determines to be required to be withheld pursuant to applicable law. The Company will use commercially reasonable efforts to establish a relationship with a broker-dealer to facilitate the sale of shares acquired on the vesting or exercise of any equity or equity-based compensation granted to Executive by the Company to enable Executive to satisfy all applicable withholding taxes due in connection with such vesting or exercise; provided that if the Company does not establish any such relationship, Executive may satisfy such withholding obligations by instructing the Company to retain shares otherwise deliverable to Executive upon the vesting or exercise of any such equity or equity-based award with a fair market value not exceeding the minimum amount required to be withheld by applicable law.

•   <u>Headings</u>. The headings of the Sections and sub-sections contained in this Agreement are for convenience only and will not be deemed to control or affect the meaning or construction of any provision of this Agreement.

•   <u>Counterparts</u>. This Agreement may be executed in two or more counterparts. Signatures delivered by facsimile (including, without limitation, by "pdf") will be deemed effective for all purposes.

[Signature page(s) follow]

Exhibit 10.9

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

Chimera Investment Corporation

By: /s/ Phillip J. Kardis, II
Name: Phillip J. Kardis, II
Title: Chief Executive Officer

Executive

By: /s/ Miyun Sung
Name: Miyun Sung

[*Signature Page to Employment Agreement*]

Exhibit 10.9

Exhibit A

<u>General Release</u>

IN CONSIDERATION OF good and valuable consideration, the receipt of which is hereby acknowledged, and in consideration of the terms and conditions contained in the Employment Agreement, dated as of November 9, 2023 (the "<u>Agreement</u>"), by and between Miyun Sung (the "<u>Executive</u>") and Chimera Investment Corporation (the "<u>Company</u>"), the Executive on behalf of herself and any person or entity claiming by, through, or under her (including without limitation her heirs, executors, administrators, spouse, personal representatives and assigns), releases and discharges the Company and its past, present and future subsidiaries, divisions, affiliates and parents, and their respective current and former officers, directors, employees, attorneys, agents, benefit plans, and/or owners, and their respective successors and assigns, and any other person or entity claimed to be jointly or severally liable with the Company or any of the aforementioned persons or entities (collectively, the "<u>Released Parties</u>") from any and all manner of actions and causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, agreements, judgments, charges, claims, attorneys' fees and costs, and demands whatsoever ("<u>Claims</u>") which the Executive (or any person or entity claiming by, through, or under her) have, had, or may have, against the Released Parties or any of them arising at any time from the beginning of the world to the date Executive executes this General Release, whether known or unknown, accrued or unaccrued, contingent or noncontingent. The Claims described in this paragraph include without limitation, (i) any and all Claims relating to the Executive's employment with the Company and the cessation thereof, (ii) any and all Claims for discrimination based on age, sex, race, color, disability status, national origin, religion, or any other protected characteristic, including but not limited to, Claims under Title VII of the Civil Rights Act of 1964, 42 U.S.C. §§ 2000 et seq., the Age Discrimination in Employment Act of 1967, 29 U.S.C. §§ 621 et seq., the Americans with Disabilities Act of 1990, 42 U.S.C. §§ 12101 et seq., the New York State and New York City Human Rights Laws, and all state and local analogues of such statutes, each as amended, (iii) any and all Claims under all federal, state, and local statutes, rules, regulations, or ordinances, each as amended, including but not limited to, the Family and Medical Leave Act of 1993, 29 U.S.C. §§ 2601 et seq., the Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. §§2101 et seq., the Employee Retirement Income Security Act of 1974, 29 U.S.C. §§ 1001 et seq., the New York Labor Laws, the New York Whistleblower Protection Law (to the fullest extent they may be released under applicable law), the New York Civil Rights Law (N.Y. Civ. Rts. § 1, et seq.), the New York AIDS/HIV confidentiality law (N.Y. Public Health Law §2780), the New York Equal Pay Law, New York State Labor Relations Act, Article 23-A of the New York State Corrections Law, New York Family Leave Law, New York Minimum Wage Act, New York Wage and Hour Law, New York Wage Payment Law, New York State Worker Adjustment and Retraining Notification Act, and retaliation provisions of New York Workers' Compensation Law, and (iv) any and all Claims under the common law of any jurisdiction, including but not limited to, breach of contract, defamation, interference with contractual/prospective contractual relations, invasion of privacy, promissory estoppel, negligence, breach of the covenant of good faith and fair dealing, fraud, infliction of emotional distress, and wrongful discharge; provided, however, that the Executive does not release or discharge the Released Parties from: any of the obligations that arise under, or are preserved by, Section 5 of the Agreement; any Claim for unemployment or workers' compensation benefits; any Claim that arises after the date on which the Executive signs this General Release; or any Claim that is not waivable under applicable law. It is the intention of the Executive that the language relating to the description of Claims in this paragraph will be given the broadest possible interpretation permitted by law. It is understood that nothing in this General Release is to be construed as an admission on behalf of the Released Parties of any wrongdoing with respect to the Executive, any such wrongdoing being expressly denied. The Executive represents and warrants that she fully understands the terms of this General Release, that she has been encouraged to seek, and has sought, the benefit of advice of legal counsel, and that she knowingly and voluntarily, of her own free will, without any duress, being fully informed, and after due deliberation, accepts its terms and signs below as her own free act. Except as otherwise provided in this Release, the Executive understands that as a result of executing this General Release, she will not have the right to assert any Claims that the Company or any other of the Released Parties unlawfully terminated her employment or violated any of her rights in connection with her employment or otherwise.

Exhibit 10.9

The Executive agrees and covenants not to file, initiate, or join any lawsuit (either individually, with others, or as part of a class), in any forum, pleading, raising, or asserting any Claim(s) barred or released by this General Release. If she does so, and the action is found to be barred in whole or in part by this General Release, the Executive agrees to pay the attorneys' fees and costs, or the proportions thereof, incurred by the applicable Released Party in defending against those Claims that are found to be barred by this General Release. Nothing in this General Release precludes the Executive from challenging the validity of this General Release under the requirements of the Age Discrimination in Employment Act, and the Executive will not be responsible for reimbursing the attorneys' fees and costs of the Released Parties in connection with such a challenge to the validity of the release. The Executive, however, acknowledges that this General Release applies to all Claims that she has under the Age Discrimination in Employment Act, and that, unless the release is held to be invalid, all of the Executive's Claims under that Act will be extinguished by execution of this General Release. The Executive further agrees that nothing in this General Release will preclude or prevent the Executive from filing a charge with, providing information to, or cooperating with the U.S. Equal Employment Opportunity Commission, the U.S. Securities and Exchange Commission, or other government agency, and the Executive understands that she does not need the prior authorization of any of the Released Parties prior to taking any such action. The Executive will not seek or accept any relief obtained on her behalf by any government agency, private party, class, or otherwise with respect to any Claims released in this General Release, and, in the event the Executive receives such monetary relief, the Company will be entitled to an offset for the payments made pursuant to the Agreement and this General Release. This General Release does not limit the Executive's right to receive an award from any government agency that provides awards for providing information relating to a potential violation of law.

Please take notice that federal law provides criminal and civil immunity to federal and state claims for trade secret misappropriation to individuals who disclose a trade secret to their attorney, a court, or a government official in certain, confidential circumstances that are set forth at 18 U.S.C. §§ 1833(b)(1) and 1833(b)(2), related to the reporting or investigation of a suspected violation of the law, or in connection with a lawsuit for retaliation for reporting a suspected violation of the law.

The Company hereby advises the Executive to consult with counsel before executing this General Release. The Executive may take twenty-one (21) days to consider whether to execute this General Release and discuss it with counsel of her own choosing. The Executive agrees that changes made to this General Release, whether material or immaterial, do not restart the twenty-one (21) day period. Upon the Executive's execution of this General Release, the Executive will have seven (7) days after such execution in which she may revoke such execution. In the event of revocation, the Executive must present written notice of such revocation to the office of the Company's Corporate Secretary. If seven (7) days pass without receipt of such notice of revocation, this General Release will become binding and effective on the eighth (8th) day after the execution hereof. Signatures delivered by facsimile (including, without limitation, by "pdf") will be effective for all purposes.

INTENDING TO BE LEGALLY BOUND, I hereby set my hand below:

_____

Dated:_____

Exhibit 21.1

Subsidiaries of Registrant [1]

Chimera RMBS Whole Pool LLC (formerly known as Chimera Asset Holding LLC), a Delaware limited liability company

Chimera RMBS LLC (formerly known as Chimera Holding LLC), a Delaware limited liability company

Chimera CMBS Whole Pool LLC (formerly known as Chimera Whole Pool Securities LLC), a Delaware limited liability company

CIM Trading Company LLC; a Delaware limited liability company

Chimera Funding TRS LLC, a Delaware limited liability company

Chimera RR Holding LLC, a Delaware limited liability company

Chimera Mortgage Securities LLC (formerly known as Chimera Mortgage Trust LLC), a Delaware limited liability company [2]

Chimera GT Holdings 2016-4 LLC, a Delaware limited liability company

Chimera Residential Mortgage Inc., a Delaware corporation

Funding Depositor LLC, a Delaware limited liability company [3]

Hains Point, LLC, a Delaware limited liability company

Kah Capital Holdings, LLC[4]

(1) In accordance with Item 601(b)(21)(ii) of Regulation S-K the names of 49 subsidiaries have been omitted. Unless otherwise noted herein, all of the Registrant's subsidiaries, including those excluded in accordance with Item 601(b)(21)(ii) of Regulation S-K, are wholly owned directly or indirectly by Chimera Investment Corporation.

(2) Chimera Mortgage Securities LLC was the depositor with respect to more than 10 securitization trusts that are not listed in this exhibit, but we are required to consolidate the assets and liabilities of certain of these trusts under GAAP for financial reporting purposes.

(3) Funding Depositor LLC is the depositor with respect to more than 30 securitization trusts that are not listed in this exhibit, but we are required to consolidate the assets and liabilities of certain of these trusts under GAAP for financial reporting purposes.

(4) As of December 31, 2023, Chimera Investment Corporation indirectly owns 20.0% equity interest in Kah Capital Holdings, LLC.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3ASR No. 333-261462) of Chimera Investment Corporation, filed with the SEC on December 2, 2021,

(2) Registration Statement (Form S-3D No. 333-261463) of Chimera Investment Corporation, filed with the SEC on December 2, 2021,

(3) Registration Statement (Form S-8 POS No. 333-209248) pertaining to the 2023 Equity Incentive Plan of Chimera Investment Corporation, filed with the SEC on August 4, 2023, and

(4) Registration Statement (Form S-8 No. 333- 273679) pertaining to the 2023 Equity Incentive Plan of Chimera Investment Corporation, filed with the SEC on August 4, 2023;

of our reports dated February 29, 2024, with respect to the consolidated financial statements of Chimera Investment Corporation and the effectiveness of internal control over financial reporting of Chimera Investment Corporation included in this Annual Report (Form 10-K) of Chimera Investment Corporation for the year ended December 31, 2023.

/s/ Ernst & Young LLP

New York, New York

February 29, 2024

Exhibit 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Phillip J. Kardis II, certify that:

- I have reviewed this annual report on Form 10-K of Chimera Investment Corporation;

- Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

- Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

- The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

    - Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    - Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    - Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    - Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

- The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    - All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    - Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2024

/s/ Phillip J. Kardis II

Phillip J. Kardis II
Chief Executive Officer and Principal Executive Officer

Exhibit 31.2

**RULE 13a-14(a)/15d-14(a) CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Subramaniam Viswanathan, certify that:

- I have reviewed this annual report on Form 10-K of Chimera Investment Corporation;

- Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

- Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

- The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

  - Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
  - Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
  - Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
  - Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

- The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

  - All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
  - Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2024

/s/ Subramaniam Viswanathan

Subramaniam Viswanathan
Chief Financial Officer and Principal Financial Officer

Exhibit 32.1

CHIMERA INVESTMENT CORPORATION
630 FIFTH AVE SUITE 2400
NEW YORK, NEW YORK 10111


CERTIFICATION
PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350


In connection with the annual report on Form 10-K of Chimera Investment Corporation (the "Company") for the period ended December 31, 2023 to be filed with Securities and Exchange Commission on or about the date hereof (the "Report"), I, Phillip J. Kardis II, Chief Executive Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates of, and for the periods covered by, the Report.

It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934.

/s/ Phillip J. Kardis II
_____
Phillip J. Kardis II
Chief Executive Officer and Principal Executive Officer
Date: February 29, 2024

Exhibit 32.2

CHIMERA INVESTMENT CORPORATION
630 FIFTH AVE SUITE 2400
NEW YORK, NEW YORK 10111

CERTIFICATION
PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

In connection with the annual report on Form 10-K of Chimera Investment Corporation (the "Company") for the period ended December 31, 2023 to be filed with Securities and Exchange Commission on or about the date hereof (the "Report"), I, Subramaniam Viswanathan, Chief Financial Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates of, and for the periods covered by, the Report.

It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934.

/s/ Subramaniam Viswanathan

Subramaniam Viswanathan
Chief Financial Officer and Principal Financial Officer
Date: February 29, 2024

Exhibit 97

Chimera Investment Corporation

Incentive Compensation Recoupment Policy

Adopted by the Board of Directors on November 27, 2023

Effective Date and Scope

This Policy shall apply to any Incentive Compensation received on or after October 2, 2023. Incentive Compensation received prior to that date shall remain subject to the Company's existing compensation recovery policies and applicable law.

This Policy, as may be amended from time to time by the Compensation Committee, will apply to all Incentive Compensation received during the Recoupment Period by a person (a) after beginning service as a Covered Executive, (b) who served as a Covered Executive at any time during the performance period for that Incentive Compensation and (c) while the Company has a class of securities listed on the New York Stock Exchange ("NYSE") or another national securities exchange or a national securities association. Accordingly, this Policy can apply to a person that is no longer a Company employee or a Covered Executive at the time of recovery.

Statement of Policy:

Subject to the exceptions set forth below, following an Accounting Restatement, Chimera Investment Corporation (the "Company") shall recover reasonably promptly the amount of any Incentive Compensation received during the Recoupment Period by any Covered Executive that exceeds the Incentive Compensation that would have been received by such Covered Executive during the Recoupment Period taking into account the Accounting Restatement (calculated on a pre-tax basis).

For purposes of this Policy, Incentive Compensation is deemed "received" in the fiscal period during which the measure specified in the Incentive Compensation award is attained, even if the payment or issuance of such Incentive Compensation occurs after the end of that period. For example, if the performance target for an award is based on return on average equity for the year ended December 31, 2023, the award will be deemed to have been received in 2023 even if the Compensation Committee makes the determination it was earned in 2024 or if the award is paid in 2024.

Exceptions:

The Company shall not be required to recover Incentive Compensation pursuant to this Policy if the Compensation Committee has made a determination that recovery would be impracticable and one of the following conditions are met:

- after making a reasonable and documented attempt to recover erroneously received Incentive Compensation, the Compensation Committee determines that the direct expenses that would be paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; or

- the Compensation Committee determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Definitions:

"*Accounting Restatement*" means the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material

Exhibit 97

misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, a restatement resulting solely from the retrospective application of a change in generally accepted accounting principles is not an Accounting Restatement.

"*Covered Executive*" means the Company's Chief Executive Officer, President, Chief Financial Officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function for the Company, any other person who performs similar policy-making functions for the Company, and any other employee who may from time to time be deemed subject to this Policy by the Compensation Committee.

"*Incentive Compensation*" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. For purposes of this definition, a "financial reporting measure" is (i) a measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements or derived wholly or in part from such measures, or (ii) the Company's stock price or total shareholder return.

"*Recoupment Period*" means the three completed fiscal years preceding the Trigger Date plus the current fiscal year to date.

"*Trigger Date*" means the earlier to occur of: (a) the date the Board of Directors, the Audit Committee, or the officer or officers of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

Administration:

The Compensation Committee has full authority to interpret and administer this Policy. The Compensation Committee's determinations under this Policy shall be final and binding on all persons and shall be given the maximum deference permitted by law. This Policy is intended to comply with the listing requirements of the NYSE and related SEC rules and shall be interpreted in a manner consistent with those requirements.

If the Compensation Committee cannot determine the amount of excess Incentive Compensation received by a Covered Executive directly from the information in the Accounting Restatement, such as in the case of Incentive Compensation tied to stock price or total stockholder return, then it shall make its determination based on a reasonable estimate of the effect of the Accounting Restatement and shall maintain documentation of such determination.

The Compensation Committee has the authority to determine the appropriate means of recovering excess Incentive Compensation based on the particular facts and circumstances, which could include, but is not limited to, seeking direct reimbursement, forfeiture of awards, offsets against other payments, and forfeiture of deferred compensation (subject to compliance with Section 409A of the Internal Revenue Code).

Recoupment of Incentive Compensation pursuant to this Policy shall not in any way limit or affect the rights of the Company to pursue disciplinary, legal, or other action or pursue any other remedies available to it. This Policy shall be in addition to any rights of the Company to recoup Incentive Compensation from Covered Executives under applicable laws and regulations. including but not limited to the Sarbanes-Oxley Act of 2002, as amended, or the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended. The Company shall not indemnify any Covered Executives against, or pay the premiums for any insurance policy to cover, any amounts recovered under this Policy or any expenses that a Covered Executive incurs in opposing Company efforts to recoup amounts pursuant to the Policy.

Beginning on the effective date of this Policy, as a condition to be eligible to receive future Incentive Compensation, the Company shall have each Covered Executive sign the Acknowledgement and Agreement attached hereto concerning compliance with this Policy.

Exhibit 97

CHIMERA INVESTMENT CORPORATION
INCENTIVE COMPENSATION RECOUPMENT POLICY
ACKNOWLEDGMENT AND AGREEMENT

This Acknowledgment and Agreement (this "<u>Agreement</u>") is entered into as of the day of   , 2023, between Chimera Investment Corporation, a Maryland corporation (the "<u>Company</u>"), and   (the "<u>Executive</u>"), under the following circumstances:

WHEREAS, the Compensation Committee (the "<u>Committee</u>") of the Board of Directors of the Company has adopted the Incentive Compensation Recoupment Policy (the "<u>Policy</u>");

WHEREAS, the Executive has been designated as a "Covered Executive" of the Company as defined in the Policy;

WHEREAS, in consideration of, and as a condition to the receipt of, future cash and equity-based awards, performance-based compensation, and other forms of cash or equity compensation made under the Company's equity incentive plan or any other incentive compensation plan or program of the Company (collectively, the "Awards"), the Executive and the Company are entering into this Agreement; and

WHEREAS, defined terms used but not defined in this Agreement shall have the meanings set forth in the Policy.

NOW, THEREFORE, the Company and the Executive hereby agree as follows:

2. The Executive acknowledges receipt of the Policy, to which this Agreement is attached, and the terms of which are hereby incorporated into this Agreement. The Executive has read and understands the Policy and has had the opportunity to ask questions to the Company regarding the Policy.

c. The Executive hereby acknowledges and agrees that the Policy shall apply to any Incentive Compensation as set forth in the Policy by the Committee and that all such Incentive Compensation shall be subject to recoupment under the Policy.

B. Any applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation granted to the Executive by the Company shall be deemed to incorporate the restrictions imposed by the Policy and shall incorporate it by reference. In the event of any inconsistency between the provisions of the Policy and the applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation award granted to the Executive, the terms of the Policy shall govern.

ii. For good and valuable consideration, the Executive hereby acknowledges that, notwithstanding any rights to indemnification under the Company's charter, by-laws, board resolution, indemnification agreement or other arrangement between the Company and the Executive, the Company shall not indemnify the Executive against, or advance expenses with respect to, or pay the premiums for any insurance policy to cover, losses incurred under the Policy or any claim or action by the Executive in opposing Company efforts to properly recover amounts required to be recouped pursuant to the Policy and the Executive hereby waives any indemnification, reimbursement or advancement right with respect thereto.

II. In the event it is determined in accordance with the Policy that any amounts granted, awarded, earned or paid to the Executive must be recouped by the Company, the Executive will promptly take any action necessary to effectuate such recoupment.

Exhibit 97

3.   This Agreement and the Policy shall survive and continue in full force in accordance with their terms notwithstanding any termination of the Executive's employment with the Company and its affiliates.

•   This Agreement may be executed in two or more counterparts, and by facsimile or electronic transmission, each of which will be deemed to be an original but all of which, taken together, shall constitute one and the same Agreement.

•   This Agreement shall be governed by the laws of the State of Maryland, without reference to principles of conflict of laws.

•   No modifications or amendments of the terms of this Agreement shall be effective unless in writing and signed by the parties or their respective duly authorized agents. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of the Executive, and the successors and assigns of the Company.

[Signature Page Follows]

Exhibit 97

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CHIMERA INVESTMENT CORPORATION

By:_____
Name:
Title:

EXECUTIVE

By:_____
Name:
Title:

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Chimera Investment Corporation

BOARD OF DIRECTORS*

Gerard Creagh
Chairman of the Board of Directors
Chief Executive Officer, Brosnan Risk Consultants

Mark A. Abrams
Director
Former Chief Investment Officer, Presidential Life Insurance Company

Sandra Bell
Director
Former Chief Financial Officer, Tiptree Financial Inc.

Kevin G. Chavers
Director
Former Managing Director, Global Fixed Income, Securities Asset Investment Team, BlackRock, Inc.

Phillip J. Kardis II
President, Chief Executive Officer and Director

Susan Mills
Director
Managing Director, Head of RMBS Capital Markets and Origination, Academy Securities

Brian Patrick Reilly
Director
Former SVP & Chief Auditor, The Travelers Companies, Inc.

Debra Still
Director
Vice Chair, Pulte Financial Services

EXECUTIVE OFFICERS

Phillip J. Kardis II
President & Chief Executive Officer

Subramaniam Viswanathan
Chief Financial Officer

Sudhanshu (Dan) Thakkar
Chief Investment Officer

Miyun Sung
Chief Legal Officer

SHAREHOLDER INFORMATION

Corporate Offices
630 Fifth Avenue, Suite 2400
New York, NY 10111
Tel: 212 626 2300

Transfer Agent
Computershare Trust Company, N.A.
PO Box 43006
Providence RI 02940-3006
T: 877-239-3308

Independent Registered Public Accounting Firm
Ernst & Young LLP

Common Stock Listing
New York Stock Exchange
Symbol: CIM

Investor Relations Contact
Victor Falvo
Head of Capital Markets and Investor Relations
630 Fifth Avenue, Suite 2400
New York, NY 10111
Tel: 888-895-6557
investor-relations@chimerareit.com

*as of April 22, 2024